Exhibit 99.1

Entrée Gold Inc.

Lookout Hill Property

NI 43-101 Technical Report

AMEC Minproc
March 2010

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

IMPORTANT NOTICE

This notice is an integral component of this Technical Report and should be read in its entirety and must accompany every copy made of the Technical Report.

This Technical Report has been prepared for Entree Gold Inc (Entree) by AMEC Minproc Limited (“AMEC Minproc”). The Technical Report is based on information and data supplied to AMEC Minproc by Entree and other parties and where necessary AMEC Minproc has assumed that the supplied data and information is accurate and complete.

The conclusions and estimates stated in the Technical Report are to the accuracy stated in the Technical Report only and rely on assumptions stated in the Technical Report.  The results of further work may indicate that the conclusions, estimates and assumptions in this Technical Report need to be revised or reviewed.

AMEC Minproc has used its experience and industry expertise to produce the estimates and approximations in the Technical Report.  Where AMEC Minproc has made those estimates and approximations, it does not warrant the accuracy of those amounts and it should also be noted that all estimates and figures contained in the Technical Report will be prone to fluctuations with time and changing industry circumstances.

The Technical Report should be construed in light of the methodology, procedures and techniques used to prepare the Technical Report.  Sections or parts of the Technical Report should not be read or removed from their original context.

This Technical Report is intended to be used by Ivanhoe Mines, subject to the terms and conditions of its contract with AMEC Minproc.  Recognizing that Ivanhoe Mines has legal and regulatory obligations, AMEC Minproc has consented to the filing of the Technical Report with Canadian Securities Regulatory Authorities and its publishing on the SEDAR filing System.  Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Title Page
Project Name:	LOOKOUT HILL PROPERTY
Title:	Technical Report 2010
Location:	Omnogovi Aimag, Southern Mongolia
Effective Dates:
Effective Date of Technical Report:	30 March 2010
Effective Date of Mineral Reserves:	N/A
Effective Date of Mineral Resources:
Hugo North and Hugo North Extension	20 February 2007
Heruga	30 March 2010

Qualified Persons:

•
Scott Jackson, B.Sc. (Hons), CFSG, M.AusIMM (201735), employed by Quantitative Geoscience Pty Ltd (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•
John Vann, B.App.Sc., B.Sc. (Hons), M.Sc., F.Aus.I.M.M. (103352), F.A.I.G., M.S.E.G, employed by Quantitative Geoscience Pty Ltd (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•
Owen Cullingham, B.Sc., P.Geol. (20409), P.Geo (M33886), employed by O. R. Cullingham Resource Consultant Ltd. and contracted by Entrée Gold Inc. as Independent Coal Consultant, contributed to the preparation of sections related to coal exploration on the Lookout Hill West.

•	Dean David, B AppSc (Metallurgy), AusIMM.(102351), employed by GRD Minproc Limited as Process Consultant, was responsible for preparation of the Processing Sections.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table of Contents

1.	SUMMARY		1
1.1	PROJECT OVERVIEW		1
1.2	PROPERTY DESCRIPTION		6
1.3	JOINT VENTURE PROPERTY		6
	1.3.1	Hugo North Extension	6
	1.3.2	Heruga	8
1.4	LOOKOUT HILL WEST		10
2.	INTRODUCTION		12
2.1	GENERAL		12
2.2	RESPONSIBILITY		13
2.3	SITE VISITS		13
2.4	TERMS OF REFERENCE		14
3.	RELIANCE ON OTHER EXPERTS		15
3.1	INTRODUCTION		15
3.2	MINERAL TENURE		15
4.	PROPERTY DESCRIPTION AND LOCATION		16
4.1	LOCATION		16
4.2	PROPERTY DESCRIPTION		16
	4.2.1	Joint Venture Property	18
	4.2.2	Lookout Hill West (100% Entrée)	21
	4.2.3	Exploration and Mining Title in Mongolia	22
	4.2.4	Surface Rights and Permits	23
	4.2.5	Surveying	23
	4.2.6	Environmental and Socio-Economic Issues	24
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		25
5.1	ACCESSIBILITY		25
5.2	CLIMATE		25
5.3	LOCAL RESOURCES AND INFRASTRUCTURE		25
5.4	PHYSIOGRAPHY		28
5.5	SEISMICITY		28
6.	HISTORY		29
6.1	INTRODUCTION		29
6.2	JOINT VENTURE PROPERTY		29
6.3	LOOKOUT HILL WEST PROPERTY (100% ENTRÉE)		31

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7.	GEOLOGICAL SETTING		33
7.1	REGIONAL GEOLOGY		33
7.2	JOINT VENTURE PROPERTY		35
	7.2.1	Hugo North Extension	35
	7.2.2	Ulaan Khud Prospect	40
	7.2.3	Heruga Deposit	40
7.3	PROPERTY GEOLOGY - TOGOOT MEL		49
	7.3.1	Permian Sedimentary Basin - Nomkhon Bohr Target	49
	7.3.2	Permian Sedimentary Basin - Coking Flats and Khar Suul Targets	52
	7.3.3	Cretaceous Stratigraphy - Cretaceous Stratigraphy - Togoot MEL	52
	7.3.4	Structural Geology - Northwest Togoot MEL	53
8.	DEPOSIT TYPES		57
8.1	PORPHYRY COPPER ± GOLD DEPOSITS		57
8.2	HIGH-SULPHIDATION EPITHERMAL DEPOSITS		58
8.3	LOW-SULPHIDATION EPITHERMAL DEPOSITS		58
8.4	COAL DEPOSITS		59
	8.4.1	Coal in Mongolia	62
9.	MINERALIZATION		64
9.1	JOINT VENTURE PROPERTY		64
	9.1.1	Hugo North Extension	64
	9.1.2	Heruga Deposit	68
9.2	LOOKOUT HILL WEST		70
	9.2.1	Coal	70
	9.2.2	Precious Metals Mineralization	84
10.	EXPLORATION		85
10.1	JOINT VENTURE PROPERTY		85
	10.1.1	Hugo North Extension - Shivee Tolgoi ML	85
	10.1.2	Heruga - Javhlant ML	85
10.2	LOOKOUT HILL WEST		90
	10.2.1	Introduction	90
	10.2.2	Core Drilling	90
	10.2.3	Reverse-Circulation Drilling	90
10.3	PRECIOUS METALS TARGETS EXPLORATION		94
	10.3.1	Ukhaa Tolgod Target	94
	10.3.2	Morinii Takh Target	94
10.4	COAL TARGETS EXPLORATION		96
	10.4.1	Nomkhon Bohr Target	96
	10.4.2	Coking Flats Target	96
	10.4.3	Khar Suul Target	97
	10.4.4	Toogie West Target	97

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	10.4.5	Central Cretaceous Basin Target	97
	10.4.6	DOWN HOLE SURVEYING	97
11.	DRILLING		99
11.1	GENERAL		99
11.2	JOINT VENTURE PROPERTY - SHIVEE TOLGOI ML		99
	11.2.1	Introduction	99
	11.2.2	Hugo North Extension Exploration Diamond Drilling	102
	11.2.3	Hugo North Extension Drill Results	102
	11.2.4	Ulaan Khud (Airport North) Diamond Drilling	102
	11.2.5	Geotechnical Drilling	102
11.3	JOINT VENTURE PROPERTY - JAVHLANT ML		103
	11.3.1	Introduction	103
	11.3.2	Exploration Diamond Drilling at Heruga	107
	11.3.3	Heruga Drill Results	108
11.4	LOOKOUT HILL WEST - TOGOOT MEL		111
	11.4.1	Introduction	111
	11.4.2	Core Drilling	117
	11.4.3	Reverse-Circulation Drilling	118
12.	SAMPLING METHOD AND APPROACH		123
12.1	INTRODUCTION		123
12.2	JOINT VENTURE PROPERTY		123
	12.2.1	Diamond Drill Core Sampling - Hugo North Extension	123
	12.2.2	Diamond Drill Core Sampling - Heruga	124
12.3	LOOKOUT HILL WEST (100% ENTRÉE)		124
	12.3.1	Introduction	124
	12.3.2	Core Sampling Procedures- Coal Targets	124
	12.3.3	R-C Sampling Procedures - Coal Targets	125
	12.3.4	Core Sampling - Precious Metals Sample Preparation and Analyses	125
13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY		127
13.1	INTRODUCTION		127
13.2	JOINT VENTURE PROPERTY		127
	13.2.1	Sample Preparation and Shipment	127
	13.2.2	Analyses - Joint Venture Property	128
	13.2.3	QA/QC Programme - Joint Venture Property	130
	13.2.4	QG 2008 Review and Comments on Ivanhoe Sampling and QA/QC	135
13.3	LOOKOUT HILL WEST		149
	13.3.1	Core Sample Preparation and Shipment - Precious Metals Targets	149
	13.3.2	Precious Metals Analyses	150
	13.3.3	Coal Analyses	150
	13.3.4	QA/QC Programme	151

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	13.3.5	Sampling Bias	155
13.4	DRILLING PATTERN AND DENSITY - COAL TARGETS		155
14.	DATA VERIFICATION		156
14.1	SHIVEE TOLGOI ML VISITS AND SAMPLING BY QG		156
	14.1.1	QG Core Review	158
14.2	JAVHLANT ML VISIT BY QUANTITATIVE GROUP		158
	14.2.1	QG Heruga Core Review	160
	14.2.2	QG Drill Site Visit	161
	14.2.3	QG Database Review	161
	14.2.4	QG Comments on Sample Security Measures at Heruga	162
15.	ADJACENT PROPERTIES		163
16.	MINERAL PROCESSING AND METALLURGICAL TESTING		166
16.1	JOINT VENTURE PROPERTY		166
	16.1.1	Summary	166
	16.1.2	Test Programs	167
	16.1.3	Hugo North Extension Flotation Testwork	170
	16.1.4	Conclusions	174
	16.1.5	2008 Heruga Scoping Study	174
16.2	LOOKOUT HILL WEST PROPERTY		175
16.2.1		Introduction	175
16.2.2		Coal Washability Testing	175
16.2.3		Conclusions	189
17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		190
17.1	HUGO NORTH EXTENSION DEPOSIT		190
	17.1.1	Introduction	190
	17.1.2	QG Checks on 2007 Estimate	190
	17.1.3	Geological Models	193
	17.1.4	Composites	197
	17.1.5	Data Analysis	197
	17.1.6	Variography	199
	17.1.7	Model Setup	202
	17.1.8	Estimation	202
	17.1.9	Validation	207
	17.1.10	Mineral Resource Summary - Hugo North Extension	210
17.2	HERUGA DEPOSIT		212
	17.2.1	Introduction	212
	17.2.2	Geologic Models	212
	17.2.3	Composites	217
	17.2.4	Data Analysis	218
	17.2.5	Variography	224

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	17.2.6	Model Setup	225
	17.2.7	Estimation	225
	17.2.8	Validation	227
	17.2.9	Mineral Resource Classification	233
	17.2.10	Mineral Resource Summary	234
18.	OTHER RELEVANT DATA AND INFORMATION		236
18.1	COAL TARGETS - TOGOOT MEL		236
19.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		238
20.	INTERPRETATIONS AND CONCLUSIONS		239
20.1	JOINT VENTURE PROPERTY		239
	20.1.1	Hugo North Extension	239
	20.1.2	Ulaan Khud (Airport North)	241
	20.1.3	Heruga Deposit - Javhlant ML	241
20.2	LOOKOUT HILL WEST (100% ENTRÉE)		243
21.	RECOMMENDATIONS		245
21.1	JOINT VENTURE PROPERTY		245
	21.1.1	Hugo North Extension	245
	21.1.2	Ulaan Khud	245
	21.1.3	Heruga Deposit - Javhlant ML	245
21.2	LOOKOUT HILL WEST		246
	21.2.1	Coal Targets - Togoot Licence	246
	21.2.2	Metal Targets	246
22.	REFERENCES		248
23.	DATE AND SIGNATURE PAGE		252
24.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		253
25.	ILLUSTRATIONS		254

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List of Tables

Table 1.3.1	Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007	7
Table 1.3.2	Mineral Resource Inventory, Heruga Deposit, 30 March 2010	9
Table 4.2.1	Lookout Hill Property - Licence Details	17
Table 4.2.2	Joint Venture Property Boundary Coordinates	21
Table 4.2.3	Lookout Hill West (100% Entrée) Boundary Coordinates	22
Table 4.2.4	Exploration and Mining Licence Annual Fees	23
Table 8.4.1	Modified Classification of Coal	61
Table 8.4.2	Coal Quality of Deposits in the South Gobi Basin (after Erdenetsog et al, 2009)	63
Table 9.2.1	Coal Quality Average and Range by Seam (air-dried basis)	71
Table 9.2.2	Nomkhon Bohr Coal Seams - Average Analytical Values (Air Dried Basis)	72
Table 11.2.1	Lookout Hill Property - Drilling Summary	100
Table 11.3.1	Javhlant ML Drilling Summary to December 31, 2009	104
Table 11.3.2	Selected Mineralized Intervals from the Heruga Deposit, 2008-2009 Drilling	111
Table 11.4.1	2009 Core Drill Hole Summary	117
Table 11.4.2	Reverse-Circulation Drilling - Togoot MEL	119
Table 13.2.1	Duplicate Percent Difference at the 90th Population Percentile	135
Table 13.3.1	QAQC Au Results for Standards and Field Blanks	152
Table 13.3.2	QAQC Au Results for Duplicate Samples	152
Table 14.1.1	Check Assaying on Selected Oyu Tolgoi Drill Cores	157
Table 14.1.2	Summary of Oyu Tolgoi Core Reviewed by QG	158
Table 14.2.1	Summary of Heruga Core Reviewed by QG	160
Table 16.1.1	Oyu Tolgoi Project Flotation Testwork	168
Table 16.1.2	Summary of Comminution Samples Dispatched to Testwork Facilities	168
Table 16.1.3	Samples Submitted for PRA Flotation Testwork	171
Table 16.1.4	Summary of Composite Head Grades	172
Table 16.1.5	Rougher Flotation Recoveries After 8 Minutes - Entrée Composites	172
Table 16.1.6	Cleaner Grades and Recoveries at 6 Minutes - Entrée Composites	173
Table 16.1.7	Cleaner Concentrate (6 minutes) Impurity Levels	173
Table 16.2.1	Nomkhon Bohr Washability Composite Sampling	175
Table 16.2.2	Nomkhon Bohr Washability Results	179
Table 16.2.3	Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm - 0mm)	186
Table 17.1.1	Lithology and Structural Solids and Surfaces, Hugo North Deposit	193
Table 17.1.2	Hugo North Copper Intra-domain Boundary Contacts	198
Table 17.1.3	Hugo North Gold Intra-domain Boundary Contacts	199
Table 17.1.4	Copper Variogram Parameters	200
Table 17.1.5	Azimuth and Dip Angles of Rotated Variogram Axes for Copper	200
Table 17.1.6	Gold Variogram Parameters	201
Table 17.1.7	Azimuth and Dip Angles of Rotated Variogram Axes for Gold	201
Table 17.1.8	Copper Search Ellipsoids for Hugo North	204

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Table 17.1.9	Gold Search Ellipsoids for Hugo North	205
Table 17.1.10	Outlier Thresholds Applied to Cu Grade Domains	205
Table 17.1.11	Outlier Thresholds Applied to Au Grade Domains	206
Table 17.1.12	Bulk Density Search Ellipsoids for Hugo North	206
Table 17.1.13	Average Bulk Density	206
Table 17.1.14	Global Model Mean Grade Values by Domain in Each Zone	208
Table 17.1.15	Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01 November 2006, and Reported by Ivanhoe (Effective Date 20 February 2007)	211
Table 17.2.1	Project Area Limits and Block Size	212
Table 17.2.2	Lithology and Structural Solids and Surfaces, Heruga Deposit	213
Table 17.2.3	Heruga Statistics for 5 m Composites - Cu % Data	219
Table 17.2.4	Heruga Statistics for 5 m Composites - Au g/t Data	219
Table 17.2.5	Heruga Statistics for 5 m Composites - Mo ppm Data	220
Table 17.2.6	Gold Estimation Domains - Mineralised Lithologies Only	222
Table 17.2.7	Copper Estimation Domains - Mineralised Lithologies Only	223
Table 17.2.8	Molybdenum Estimation Domains - Mineralised Lithologies Only	223
Table 17.2.9	Summary of Capping Parameters	224
Table 17.2.10	Variogram Parameters	224
Table 17.2.11	Search Ellipsoids for Heruga	226
Table 17.2.12	Bulk Density Search Ellipsoids for Heruga	226
Table 17.2.13	Average Bulk Density	227
Table 17.2.14	Global Model Mean Grade Values by Domain in Each Zone	228
Table 17.2.15	Equivalent Assumptions	234
Table 17.2.16	Mineral Resource Inventory, Heruga Deposit, 30 March 2010	235
Table 21.2.1	Shivee West - Exploration Budget, Phase 1	247

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

List of Figures

Figure 1.1.1	Lookout Hill Property - Land Tenure	4
Figure 1.1.2	Idealized Profile of Southern Oyu, Hugo Dummett and Heruga Deposits (Section Looking West)	5
Figure 4.2.1	Lookout Hill Property - Location Map	19
Figure 4.2.2	Lookout Hill Property - Land Tenure	20
Figure 5.3.1	Transport Infrastructure	27
Figure 6.2.1	2002 to 2009 Exploration Areas, Lookout Hill Property	30
Figure 7.1.1	General Geology of Mongolia (after Badarch et al., 2002)	34
Figure 7.2.1	Stratigraphic Column, Oyu Tolgoi Exploration Area	37
Figure 7.2.2	Surface Geology Map Joint Venture Property Showing Hugo North Extension and Ulaan Khud	38
Figure 7.2.3	Geological Plan of Heruga Deposit Area (Legend as in Figure 7.2.1)	43
Figure 7.2.4	Heruga Deposit Area Section N4759300	45
Figure 7.2.5	Heruga Deposit Area Section N4758400	46
Figure 7.2.6	Heruga Deposit Area Section N4759500	47
Figure 7.2.7	Heruga Diamond Drillinng Plan on Geology Map	48
Figure 7.3.1	Generalized Geology of the Nomkhon Bohr Target	51
Figure 7.3.2	Generalized Geology of the Coking Flats, Khar Suul and Toogie West Targets	55
Figure 9.1.1	Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North	65
Figure 9.1.2	Geology and Mineralization Section N4768300, Looking North	66
Figure 9.2.1	Nomkhon Bohr Coal Seams Projected to Surface	77
Figure 9.2.2	Nomkhon Bohr Coal Seams - 1350 Level Plan	78
Figure 9.2.3	Nomkhon Bohr Coal Seams - 1325 Level Plan	79
Figure 9.2.4	Nomkhon Bohr Coal Seams - 1300 Level Plan	80
Figure 9.2.5	Nomkhon Bohr Coal Seams - 1275 Level Plan	81
Figure 9.2.6	Nomkhon Bohr Coal Seams - 1250 Level Plan	82
Figure 9.2.7	Coal Seams Projected to Property Boundary	83
Figure 9.2.8	Calorific Value vs Ash Content - Nomkhon Bohr and Coking Flats 2008 Intercepts	84
Figure 10.1.1	Joint Venture Property: ZEUS Induced Polarization Survey	86
Figure 10.1.2	Section 4768400 - Zeus Chargeability - Hugo North Extension Deposit	87
Figure 10.1.3	Section 4758400 - Zeus Chargeability, Heruga Deposit	88
Figure 10.1.4	Section 4758100 - Zeus Chargeability, Heruga Deposit	89
Figure 10.2.1	Togoot MEL	92
Figure 10.2.2	Drill Hole Locations and Targets - Southwest Togoot Licence	93
Figure 10.3.1	Geology of the Ukhaa Tolgod Target	95
Figure 11.3.1	Drill Hole Location on IP, Heruga Deposit	106
Figure 11.3.2	Geology and Mineralization Section N4758100, Looking North	109
Figure 11.3.3	Geology and Mineralization Section N4757900, Looking North	110

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Figure 11.4.1	Drill Hole Locations, Western Portion - Nomkhon Bohr Target	112
Figure 11.4.2	Drill Hole Locations, Eastern Portion - Nomkhon Bohr Target	113
Figure 11.4.3	Drill Hole Locations - Coking Flats Target	114
Figure 11.4.4	Drill Hole Locations - Khar Suul Target	115
Figure 11.4.5	Drill Hole Locations - Toogie West Target	116
Figure 13.2.1	Field Blank Performance - Gold	131
Figure 13.2.2	Field Blank Performance - Copper	132
Figure 13.2.3	Gold Duplicate Samples	133
Figure 13.2.4	Copper Duplicate Samples	134
Figure 13.2.5	Average SGS SRM Gold Bias, 2002 to 2008	137
Figure 13.2.6	Average SGS SRM Copper Bias, 2002 to 2008	138
Figure 13.2.7	Average SGS SRM Molybdenum Bias, 2002 to 2008	138
Figure 13.2.8	SRM #27 Charts - Gold Original and Final	139
Figure 13.2.9	SRM #27 Charts - Copper Original and Final	139
Figure 13.2.10	SRM #27 Charts - Molybdenum Original and Final	140
Figure 13.2.11	SRM #33 Charts - Gold Original and Final	140
Figure 13.2.12	SRM #33 Charts - Copper Original and Final	141
Figure 13.2.13	SRM #33 Charts - Molybdenum Original and Final	141
Figure 13.2.14	SRM #39 Charts - Gold Original and Final	142
Figure 13.2.15	SRM #39 Charts - Copper Original and Final	142
Figure 13.2.16	SRM #39 Charts - Molybdenum Original and Final	143
Figure 13.2.17	SRM #43 Charts - Gold Original and Final	143
Figure 13.2.18	SRM #43 Charts - Copper Original and Final	144
Figure 13.2.19	SRM #43 Charts - Molybdenum Original and Final	144
Figure 13.2.20	SRM #48 Charts - Gold Original and Final	145
Figure 13.2.21	SRM #48 Charts - Copper Original and Final	145
Figure 13.2.22	SRM #48 Charts - Molybdenum Original and Final	146
Figure 13.2.23	SRM #49 Charts - Gold Original and Final	146
Figure 13.2.24	SRM #49 Charts - Copper Original and Final	147
Figure 13.2.25	SRM #49 Charts - Molybdenum Original and Final	147
Figure 13.2.26	SRM #50 Charts - Gold Original and Final	148
Figure 13.2.27	SRM #50 Charts - Copper Original and Final	148
Figure 13.2.28	SRM #50 Charts - Molybdenum Original and Final	149
Figure 13.3.1	ACTLABS vs SGS - Ash (Air-Dried %)	154
Figure 13.3.2	Ash Heat Plot - ACTLABS and SGS	154
Figure 16.1.1	Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results	174
Figure 16.2.1	Raw Ash % vs Yield % at 15% Product Ash	185
Figure 16.2.2	Raw Ash % vs Yield % at 20% Product Ash	185
Figure 16.2.3	Yield % at 15% and 20% Product Ash	186
Figure 17.1.1	Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2) vs. AMEC (AMEC_CU2)	191
Figure 17.1.2	Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2) vs. AMEC (AMEC_CU2)	191

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Figure 17.1.3	Hugo North Copper Grade Shells	195
Figure 17.1.4	North Gold Grade Shells	196
Figure 17.1.5	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth - Cu Quartz-Vein Domain	208
Figure 17.1.6	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Northing - Cu Quartz-vein Domain	209
Figure 17.1.7	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth - Au Main + 1 g/t Domains	209
Figure 17.1.8	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing - Au Main + 1 g/t Domains	210
Figure 17.2.1	Plan View of Heruga Structural Domains	214
Figure 17.2.2	Heruga Copper Grade Shell	215
Figure 17.2.3	Heruga Gold Grade Shells	216
Figure 17.2.4	Heruga Molybdenum Grade Shells	217
Figure 17.2.5	Copper Boxplots	229
Figure 17.2.6	Gold Swath Plots	230
Figure 17.2.7	Copper Swath Plots	231
Figure 17.2.8	Molybdenum Swath Plots	232
Figure 17.2.9	Total Inferred Resource Tonnes by Distance in Heruga	233

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Units of Measure and Abbreviation

Above mean sea level	masl
Annum (year)	a
Centimetre	cm
Cubic centimetre	cm3
Cubic metre	m3
Day	d
Days per week	d/wk
Degrees Celsius	°C
Dry metric ton	dmt
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare (10 000 m2)	ha
Hour	h (not hr)
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per tonne	kg/t
Kilometre	km
Kilometre per hour	km/h
Kilometre squared	km2
Less than	<
Litre	L
Metre	m
M above sea level	masl
Metric ton (tonne)	t
Micrometre (micron)	µm
Milligram	mg
Millimetre	mm
Million	M
Million tonnes	Mt
Minute (plane angle)	'
Ounce	oz
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound(s)	lb
Second (plane angle)	"
Specific gravity	SG
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Tonne (1000 kg)	t
Tonnes per annum	t/a
Tonnes per cubic metre	t/m3
Tonnes per day	t/d

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

1.	SUMMARY

1.1	PROJECT OVERVIEW

Entrée Gold Inc.’s (“Entrée” or the “Company”) 179 590 ha Lookout Hill property (“Lookout Hill”) in Mongolia includes 2 mining licences (Shivee Tolgoi ML and Javhlant ML) and 1 mineral exploration licence (Togoot MEL).  Lookout Hill completely surrounds the 8496 ha Oyu Tolgoi Project (“Oyu Tolgoi”) of Ivanhoe Mines Ltd. and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within an area subject to a joint venture (the “Entrée-Ivanhoe Joint Venture”) between Entrée and Oyu Tolgoi LLC (formerly known as Ivanhoe Mines Mongolia Inc. XXK), a subsidiary of Ivanhoe Mines Ltd. (collectively “Ivanhoe Mines”).

The beneficial ownership of the Shivee Tolgoi, Javhlant and Togoot licences which comprise Lookout Hill is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below and in Figure 1.1.1:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39 864 ha consisting of the eastern portion of Shivee Tolgoi and all of Javhlant (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi Project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.  Ivanhoe Mines is the project manager.

•
The portion of Lookout Hill outside of the Joint Venture Property (“Lookout Hill West”) covers an area of 139 726 ha and includes the western portion of Shivee Tolgoi (“Shivee West”) which is not subject to the Entrée-Ivanhoe Joint Venture and all of Togoot.

Oyu Tolgoi is located in the Southern Gobi region of Mongolia.  It consists of a series of deposits containing copper, gold, silver and molybdenum, being developed by Oyu Tolgoi LLC.  The deposits stretch over 12 km, from the Hugo Dummett North deposit in the north through the adjacent Hugo Dummett South deposit, down to the Southern Oyu deposit and extending to the Heruga deposit in the south (Figure 1.1.2).  Hugo Dummett North extends onto the Shivee Tolgoi ML, where it is known as the Hugo North Extension; the Heruga copper-gold-molybdenum deposit is within the Javhlant ML but extends north across the licence boundary towards the Southwest Deposit on the Oyu Tolgoi licence.

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., which holds title to the Oyu Tolgoi mining licence through its subsidiary, Oyu Tolgoi LLC.  The Earn-In Agreement was subsequently assigned to Oyu Tolgoi LLC.  The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée’s Lookout Hill property.

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property (“Entrée-Ivanhoe Project Property”; now known as the Joint Venture Property.  Ivanhoe Mines remains the project manager).  Under the Earn-in Agreement, Ivanhoe Mines would conduct exploration activities in an effort to determine if the Oyu Tolgoi mineralized system extended onto the Entrée-Ivanhoe Project Property.  Following execution of the Earn-in Agreement Ivanhoe Mines undertook an aggressive exploration program, which eventually confirmed the presence of two resources on Lookout Hill within the Entrée-Ivanhoe Project Property: the Hugo North Extension indicated and inferred resource to the north of Oyu Tolgoi and the inferred resource of the Heruga Deposit to the south of Oyu Tolgoi.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 M on exploration on the Entrée-Ivanhoe Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture.  During the year ended December 31, 2009, the Entrée-Ivanhoe Joint Venture expended approximately $0.6 M. Ivanhoe has contributed Entrée’s 20% portion of the expenditures as an advance against future earnings.

By expending over US$35 M in exploration and development, Ivanhoe Mines earned an 80% interest in minerals deeper than 560 m extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.  The Company can elect to be carried to production by Ivanhoe Mines through debt financing at prime +2% (set by the Royal Bank of Canada) with its share of development costs repaid from 90% of future production cash flow.  This stipulation limits dilution of Entrée’s interest as the project progresses.

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the 3 year old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian government, Ivanhoe Mines and Rio Tinto to conclude the negotiations necessary to finalise the long awaited investment agreement (“Investment Agreement”).

On 6 October 2009, Ivanhoe Mines, Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd. signed the Investment Agreement with the Mongolian government.  The Investment Agreement regulates the relationship between these parties and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of Oyu Tolgoi.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-Ivanhoe Joint Venture.  Satisfaction of conditions precedent within 6 months of the signing date was specified within the Investment Agreement.

Once the conditions precedent have been satisfied and the Investment Agreement becomes unconditional, the Mongolian government will hold a 34% interest in Oyu Tolgoi LLC, which in turn will hold (as a participant) an 80% interest in the Entrée-Ivanhoe Joint Venture.

In October 2009, Entrée received notice that its application for conversion of the Shivee Tolgoi and Javhlant Mineral Exploration Licences to Mining Licences had been approved by the Mineral Resources Authority of Mongolia and the licences were received on October 27, 2009.  Mining licences have a 30 year term with two renewals of 20 years each possible. The conversion has now consolidated a sizeable land position upon which the Oyu Tolgoi mining complex will be established.

The parties to the Investment Agreement have been negotiating terms since Ivanhoe Mines prepared the 2005 Integrated Development Plan (“IDP05”).  During that time, Ivanhoe Mines advanced considerably in its planning for the projects development, its underground shaft and lateral development program and its procurement, construction and detailed capital estimation activities.  Oyu Tolgoi has also seen significant growth in its resource base over this period.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The work to finalise the updating of mine plans and analysis is not yet complete to a point at which Ivanhoe is able to release a new study.  In late 2005 Ivanhoe Mines released IDP05 examining mining and processing for Oyu Tolgoi and this was followed by the Ivanhoe Mines’ January 2006 open pit only mineral reserve.  Underground mineral reserves have not been stated for Oyu Tolgoi.  Although the overall strategy for the development of Oyu Tolgoi remains the same there have been changes to several key areas which are being addressed in the current study work.  The Shivee Tolgoi and Javhlant mineral resources are currently being studied as part of the mine planning work being prepared by Ivanhoe Mines.

Exploration work on Lookout Hill West was undertaken in 2009 by Entree’s technical team, led by Robert Cann and James R. Foster.

This report was prepared in part by three independent consulting groups: Quantitative Group (”QG”) in Perth, Australia, AMEC Minproc Limited (“AMEC Minproc”) in Australia; and Owen Cullingham, an independent coal consultant to Entrée.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 1.1.1

Lookout Hill Property – Land Tenure

MONGOLIA
Khar Suul
Nomkhon Bohr
Coking Flats
Ukhaa Tolgod
Ring Dyke
Central Cretaceous Basin
Morinii Takh
Bayan Ovoo
Tavan Tolgoi - China Coal Road
Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
Altan Khulan
Zone III
Zone III
Ulaan Khud
HUGO NORTH EXTENSION DEPOSIT
Khoyor Mod
GOMM
Tom Bogd
BZ Moly
Oyu Tolgoi Trend
Oyu Tolgoi Project
HERUGA DEPOSIT
LEGEND
Exploration Camps
Copper Prospects
Gold Prospects
Molybdenum Prospects
Coal Prospects
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture Property (~40,000 hectares)
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

1.2	PROPERTY DESCRIPTION

Lookout Hill is located in the Aimag (Province) of Omnogovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China.  It comprises two MLs (Shivee Tolgoi and Javhlant) and one MEL (Togoot), which cover a total of approximately 179 590 ha and completely surround Oyu Tolgoi.   Lookout Hill is divided into two contiguous Properties:  the Entree-Ivanhoe Joint Venture Property and Lookout Hill West.

Lookout Hill lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi-Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the Project area, and the Gobi-Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

1.3	JOINT VENTURE PROPERTY

Exploration on the Joint Venture Property has been minimal subsequent to completion of the previous resource calculations on both Hugo North Extension and the Heruga deposits early in 2008.  One 721 m diamond hole was drilled in 2008 on Ulaan Khud, that lies northeast of Hugo North Extension, and 11 additional diamond holes were completed on Heruga in 2008 as infill and to test the eastern edge of the deposit. Drilling details are given in Section 11 and form the basis of the current updated Heruga resource.  In addition, in late 2008 a detailed magnetometer survey was completed over Heruga and over the Hugo North Extension Deposit areas.

Exploration in 2009 was restricted to deep penetrating ZEUS induced polarization surveys over Hugo North Extension and over Heruga, and a single 229 m diamond hole on the Javhlant ML.

1.3.1	Hugo North Extension

The Hugo North Extension Mineral Resource remains material to the property and was reviewed independently for Entrée Gold by Quantitative Group (“QG”) in 2008.  The Mineral Resource estimate was produced for the Hugo North Extension in 2007 in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Resource estimate was prepared by AMEC and reported in a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1, “Lookout Hill Project, Mongolia, NI 43-101 Technical Report with an Effective Date 29 March, 2007” (Technical Report 2007). In 2008, Scott Jackson, MAusIMM, QG and John Vann, FAusIMM, QG thoroughly reviewed and independently reproduced this estimate and consider the 2007 estimate is in conformance to NI 43-101. Scott Jackson and John Vann will be acting as QP’s for the Hugo North estimate.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The Hugo North Extension Deposit within the Joint Venture Property contains copper-gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (to zones averaging around 2% Cu for the high-grade chalcopyrite dominant mineralization).

Geological models were constructed by Ivanhoe Mines using lithological and structural interpretations completed in late 2006.  QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

The Mineral Resources were classified using logic consistent with the CIM definitions required by NI 43-101.  Inspection of the model and drill hole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as Indicated Resources if they fell within the current drill hole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the Inferred resource category if they fell within 150 m of a drill hole composite.

The mineralization within the Hugo North Extension Deposit as of 20 February 2007 is classified as Indicated and Inferred Mineral Resource.  The total project Mineral Resources are shown in Table 1.3.1, and are reported at copper equivalent cut-off grades of above 0.6%.  Mineral Resources are not Mineral Reserves until they have demonstrated economic viability based on a feasibility study or prefeasibility study.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 1.3.1 Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007
Category	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Notes:
•*Copper Equivalent (CuEq) has been calculated using assumed metal prices (US$1.35/pound for copper and US$650/ounce for gold); %CuEq. = %Cu+(g/t Au*18.98)/29.76. The equivalence formula was calculated assuming that gold was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

The base case copper equivalent cut-off grade assumptions for the Hugo North Extension Deposit were determined using operating cost estimates from similar deposits.

1.3.2	Heruga

The Heruga Mineral Resource estimate has been updated since Entree's previous Technical Report (March 2008).  This estimate was also in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Resource estimate was prepared under the supervision of Scott Jackson and John Vann of QG in Perth.  QG’s scope of work also involved the preparation of this Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1.

The Heruga Deposit within the Joint Venture Property contains copper-gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed Ivanhoe Mines’ quality assurance/quality control procedures in 2008 and 2009 and found them to be followed and to exceed industry standards.

The database used to estimate the Mineral Resources for the Heruga Deposit consists of samples and geological information from 43 drill holes, including daughter holes, totalling 58 276 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Copper sulphides occur at Heruga in both disseminations and veins/fractures.  Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is significant (100 ppm to 1000 ppm) molybdenum mineralization in the form of molybdenite.

The Mineral Resource estimate for the Heruga Deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of QG.  A close-off date of 31 May, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

Ivanhoe Mines created three dimensional shapes (wireframes) of the major geological features of the Heruga Deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by Ivanhoe using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe Mines model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe Mines.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101.  Blocks within 150 m of a drill hole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The Mineral Resources estimated within the Heruga Deposit as of 30 March 2010 are classified as Inferred, shown in Table 1.3.2, and are reported at a copper equivalent cut-off grade of 0.6%.

Table 1.3.2 Mineral Resource Inventory, Heruga Deposit, 30 March 2010
Cut-off (CuEq%)	Tonnage (‘000 t)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30 000	0.57	1.86	124	1.83	360 000	2 000	1 150 000
>1.25	70 000	0.56	1.45	118	1.55	840 000	3 000	2 340 000
>1.00	190 000	0.57	0.96	155	1.26	2 370 000	6 000	5 260 000
>0.90	290 000	0.56	0.80	160	1.15	3 610 000	8 000	7 450 000
>0.80	450 000	0.54	0.66	160	1.05	5 310 000	10 000	10 320 000
>0.70	660 000	0.51	0.56	151	0.95	7 390 000	12 000	13 780 000
>0.60	910 000	0.48	0.49	141	0.87	9 570 000	14 000	17 390 000
>0.50	1 210 000	0.44	0.44	130	0.79	11 780 000	17 000	21 060 000
>0.40	1 670 000	0.39	0.38	115	0.69	14 430 000	20 000	25 540 000
>0.30	2 180 000	0.35	0.33	102	0.61	16 730 000	23 000	29 470 000
Notes:
-	Based on drilling completed as of 21 June 2009.
-	CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76.
-	The contained gold, copper and molybdenum in the tables has not been adjusted for recovery.
-	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

1.4	LOOKOUT HILL WEST

Entrée has a 100% interest in the Togoot MEL and the western portion of the Shivee Tolgoi ML.  The title for these licences is held within Entree’s Mongolian subsidiaries:  the Togoot MEL is held within Entree Resources LLC and Shivee West (as part of the Shivee Tolgoi ML) is held within Entree LLC.

In 2009, work was only carried out on the Togoot MEL.

Exploration in 2009 had four goals: to continue defining the coal resource of the Nomkhon Bohr discovery in advance of a licence conversion application; to explore for coal underneath deep Cretaceous cover on the Coking Flats magnetic anomaly; to explore for coal in the Khar Suul target; and to evaluate a precious metals target generated in 2007 to 2008 (Ukhaa Tolgod) and a precious metals target generated in 2009 (Morinii Takh).  Work comprised geological mapping, core drilling (24 holes totalling 3599 m), Reverse-Circulation drilling (56 holes totalling 8034 m), excavator-assisted trenching, down hole geophysical surveying, and a hydrogeological study of the Nomkhon Bohr target.

The Nomkhon Bohr, Coking Flats and Khar Suul coal targets are hosted by a folded clastic sedimentary sequence, interpreted to be of Permian age.  The sequence comprises very fine- to coarse-grained siltstones, sandstones and conglomerates, intruded by intermediate to felsic sills and dykes, and at least two diorite sills.  Within this sequence are carbonaceous mudstones and siltstones, sandstones and coal, which do not crop out.  At Nomkhon Bohr, this carbonaceous stratigraphy has been traced by trenching and drilling over a strike length of approximately 1200 m.  Coal is present in a number of narrow seams, 0.3 m to 4.5 m apparent thickness, dipping moderately to the north, in close proximity to the northern boundary of the Togoot MEL.  Analytical results indicate the coal has a moderate to high ash content (generally exceeding 30% ash) with moderate calorific values, with no potential for metallurgical use.  The Coking Flats coal target is covered by thick Cretaceous conglomerates, exceeding 150 m thickness in some drill holes.  Based on limited drilling, it appears to be structurally complex, and open in all directions.  Ash contents and calorific values are similar to those of Nomkhon Bohr coal.  The Khar Suul coal target is also obscured by Cretaceous sandstones and conglomerates.  It comprises carbonaceous mudstones but lacks coal seams.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The Ukhaa Tolgod precious metals target was identified by following up on a sample with anomalous gold taken in 2005.  Mineralization is hosted by intermediate to felsic volcaniclastic rocks and high level felsic (dacite to rhyolite) intrusives assigned to the Carboniferous.  Two core holes were drilled, but did not return any significant results.  Reverse-circulation drilling of the Morinii Takh precious metals target, generated in 2009, also did not return any significant results.

Drilling of the Nomkhon Bohr coal discovery has proceeded to the point where sufficient data exists to apply for conversion of part or all of the Togoot MEL to a mining licence.  This is in progress by Oyu Survey LLC, an arm’s length Mongolian consulting group with expertise in Mongolian coal deposits.  Additional coal testing work is also recommended, to include petrographic work and trace element geochemistry, which may aid in correlation of individual coal seams at Nomkhon Bohr.  Also recommended are additional coal geotechnical tests (agglomeration, agglutination, Hardgrove Grindability Index) and ultimate analyses.

Additional testing of the Coking Flats, Khar Suul, and Toogie West coal targets and the Ukhaa Tolgod and Morinii Takh precious metals targets is not recommended at this time.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

2.	INTRODUCTION

2.1	GENERAL

On Ivanhoe’s Oyu Tolgoi Project, there are a series of world class copper-gold mineralized porphyry deposits grouped into the Southern Oyu and Hugo Dummett deposits.  The most northerly of these, the Hugo Dummett Deposit, is further subdivided into two deposits: Hugo South and Hugo North.  The Hugo North Deposit has been traced to the north by drilling to a point 625 m north of the Oyu Tolgoi-Lookout Hill Property boundary onto Entrée’s Shivee Tolgoi ML.  The northern continuation of the Hugo North Deposit on the Lookout Hill Property is referred to as the Hugo North Extension Deposit (this mineralization was referred to as the “Copper Flats Deposit” in some of Entrée’s previous disclosure documents).  Hugo North Extension remains open to the north, and potential for additional mineralization exists as indicated by intercepts in drill hole EGD081b and in the Ulaan Khud (Airport) zone located 1.2 km and 7 km north of the Oyu Tolgoi-Lookout Hill Property boundary respectively.

To the south of Oyu Tolgoi, on the Javhlant ML, the Heruga Deposit was outlined during an intensive 2007 to 2008 drilling campaign by project operator Ivanhoe.  The Heruga Deposit is a blind porphyry copper-gold-molybdenum system which currently has dimensions of approximately 2000 m north-south, a vertical thickness typically varying between 400 to 800 m, and a width of 300 to 800 m.  The shallowest southern portion of this mineralized system starts at a vertical depth of approximately 550 m.

The 2008 to 2009 work by Quantitative Group (“QG”) entailed a detailed review of Ivanhoe exploration work and technical practices on the Javhlant ML (mainly the Heruga Deposit) and on the Hugo North Extension Deposit.  In 2008 QG were asked to act as joint QP’s for the Hugo North Extension and completed an audit level review of the AMEC estimate and also build a parallel estimate for checking purposes. The QG independent alternate estimate was completed using domains built by Ivanhoe.  The majority of parameters for estimation were derived independently by QG. Whilst (as expected) the final estimates did not match exactly, the two estimates are not materially different. Global and local checks by QG suggest the estimate by AMEC is robust and suitable for public reporting of Mineral Resources.

QG also completed an independent review of Entrée’s 2007 exploration practices and results, and made recommendations for continued exploration.

The Effective Date of the Mineral Resource estimate at Hugo North Extension is 20 February, 2007.  The Effective Date of the Inferred Mineral Resource estimate at Heruga is 30 March, 2010.  The Effective Date of the current Technical Report is 30 March, 2010.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

2.2	RESPONSIBILITY

The following Qualified Persons (QPs) authored various sections of this technical report as detailed below:

Scott Jackson, M.Aus.I.M.M. 201735, M.A.I.G and John Vann, F.Aus.I.M.M. 103352, F.A.I.G., are the QPs responsible for the preparation of report sections pertaining to the Javhlant ML, the Hugo North Extension Resource, and the Heruga Resource, and are the QPs with overall responsibility for report preparation and preparation of any report sections not specifically assigned to a QP below.

Owen Cullingham, P. Geol. is the Qualified Person (QP) responsible for the review and approval of Sections 8.4, 9.2.1, 10.4, 12.3.2, 12.3.3, 13.3.3, 13.4, 16.2, 20.2.1.

Dean David, B. App.Sc. (Metallurgy), M.Aus.I.M.M. 102351, employed by AMEC Minproc Limited as Process Consultant, is responsible for preparation of Section 16.1 on Mineral Processing and Metallurgical Testing.

2.3	SITE VISITS

Scott Jackson of QG visited the Ivanhoe Mines project site from 19 to 22 February, 2008 when numerous discussions were held with Ivanhoe Mines personnel regarding Heruga as well gaining on overview on the Oyu Tolgoi deposits.  Specifically, the purpose of the visit was to gain an understanding and review the Heruga geology and mineralization encountered on surface and in the drill holes completed to date.  Scott Jackson then visited the Ivanhoe Mines project site from 2 to 12 September 2008.  The purpose of this visit was to gain an understanding and review the Southern Oyu and Hugo Dummett deposits (including Hugo North Extension) geology and mineralization encountered on surface and in the drill holes completed to date.

John Vann of QG visited the Ivanhoe Mines project site from 19 to 26 February, 2008 with the same objectives as Scott Jackson. In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were briefly reviewed.  John Vann then visited the Ivanhoe Mines project site from 2 to 12 September 2008 again with the same objectives as Scott Jackson.

Both John Vann and Scott Jackson visited the Entrée project for a half day on 21 February, 2008 when exploration results were reviewed, drill core inspected and Zones I and III visited.

Dean David, Process Consultant, AMEC Minproc, has not visited the site.  The site has been visited by other AMEC Minproc personnel who visited the site from 2003 to 2006.  Bernard Peters, Principal Mining Consultant, AMEC Minproc, visited the property from 30 March to 5 April, 2003, from 15 July to 17 July, 2003 and from 28 April to 5 May, 2006.  He also attended meetings in Ulaanbaatar with Mongolian authorities to discuss the Mineral reserves in 2006 and 2007 and made other visits to Mongolia and China as part of work on the project.  It is considered that the site visits by other AMEC Minproc personnel are sufficient for this report.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Owen Cullingham, an independent coal consultant to Entrée, visited the Nomkhon Bohr coal project from October 4 to 14, 2008 and again from May 3 to 10, 2009.  While on site, Mr. Cullingham advised on various aspects of the coal exploration and geology, sample handling, analytical requirements and made various recommendations for process improvements.

2.4	TERMS OF REFERENCE

Scott Jackson and John Vann are principals of Quantitative Group (“QG”) based in Perth, Australia.  QG has been contracted by Entrée to provide an independent appraisal of Heruga and Hugo North Extension exploration and to prepare independent resource estimates.

Technical Reports were previously prepared by AMEC in March 2006 (Blower, 2006) and March 2007 (Cinits and Parker, 2007) to present the results of Mineral Resource estimates on the Hugo North Extension, and by QG in March 2008 (Vann et al., 2008) to present the initial Mineral Resource estimate for Heruga.  These reports are on file on the SEDAR website (www.sedar.com).  A portion of the background information and technical data for the current Technical Report were obtained from the aforementioned reports and from data provided by Ivanhoe.

Dean David is employed by AMEC Minproc as a Process Consultant.  AMEC Minproc was contracted by Entrée to supervise independent metallurgical testing of mineralization from the Hugo North Extension Deposit.

Owen Cullingham is an independent coal consultant based in Calgary, Alberta, Canada. Mr. Cullingham was contracted by Entrée to provide independent technical advice for Entrée’s ongoing coal exploration program on the Togoot MEL.

QG, AMEC Minproc and Owen Cullingham are independent of Entrée, or of any associated company to Entrée.  Consulting fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

3.	RELIANCE ON OTHER EXPERTS

3.1	INTRODUCTION

The qualified persons (QPs) and authors of this Technical Report, state that they are Qualified Persons for those areas identified in Section 2.4 above and in the “Certificate of Qualified Person” attached to this report.  The authors have relied, and believe there is a reasonable basis for this reliance, upon the following reports, which provided information regarding mineral rights, surface rights, in sections of this Technical Report as noted below.

3.2	MINERAL TENURE

QG QPs have not reviewed the mineral tenure, nor independently verified the legal status or ownership of the Project area or underlying property agreements.  QG have relied upon Entrée experts for this information through the following document:

•
Legal Due Diligence document titled Entrée Gold Inc. (the “Company”) and Entrée LLC (the “Subsidiary”) addressed to AMEC by Zata Law Firm (Ulaanbaatar, Mongolia), dated 18 March, 2008 (Sections 4.2 to 4.2.3 of this report, and summarized in Section 1).

•
Legal Due Diligence document titled Entrée Gold Inc. (the “Company”) and Entrée LLC (the “Subsidiary”) addressed to Quantitative Group by Zata Law Firm (Ulaanbaatar, Mongolia), dated 10 March, 2008 (Sections 4.2 to 4.2.3 of this report, and summarized in Section 1).

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

The Lookout Hill Property (“Lookout Hill”) is located in the Aimag (Province) of Omnogovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China (Figure 4.2.1).  The Property is centred at approximately latitude 43° 05' 00" N and longitude, 106° 30' 00" E, or UTM coordinates 4770000 N and 620000 E with datum set to WGS-84, Zone 48N.  Elevations within the Property area range between 1160 and 1450 masl.

The Hugo North Extension is the principal zone of mineralization defined on the Property and is where the bulk of the exploration drilling has been conducted.  This deposit occurs within the Shivee Tolgoi ML of the Lookout Hill Property and is the near northernmost defined portion of a north-northeast trending, 20 km long and 1 km wide copper-gold porphyry mineralized “corridor” that occurs mainly within the adjacent Oyu Tolgoi Project.  The Hugo North Extension is centred at approximately latitude N 43°04’ and longitude E 106°55’ within the Shivee Tolgoi ML and at elevations which range from approximately 1160 masl to 1180 masl.

The Heruga Deposit is the second significant zone of mineralization indicated on the Property and is where the bulk of 2007 and 2008 drilling was conducted.  This deposit occurs near the centre of the Javhlant ML, south of the Oyu Tolgoi ML, and is at the south end of a north-northeast trending, 20 km long and 1 km wide copper-gold porphyry mineralized “corridor” that occurs mainly within the adjacent Oyu Tolgoi Project.  The Heruga Deposit is centred at approximately latitude 42°58’ N and longitude 106°48’E and at elevations which range from approximately 1160 masl to 1170 masl.

4.2	PROPERTY DESCRIPTION

The Lookout Hill property (“Lookout Hill”) in Mongolia includes two mining licences (Shivee Tolgoi ML and Javhlant ML) and one mineral exploration licence (Togoot MEL) totaling approximately 179 590 ha.  One of the Company’s wholly-owned Mongolian subsidiaries, Entrée LLC, is the registered owner of the two mining licences.  Entrée’s other wholly-owned Mongolian subsidiary, Entree Resources LLC, is the registered owner of the Togoot MEL.  The beneficial ownership in these licences is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39 864 ha consisting of the eastern portion of Shivee Tolgoi ML and all of Javhlant ML (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Ivanhoe Mines.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi Project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit. Ivanhoe Mines is the project manager.

•
Lookout Hill West Property covers an area of 139 726 ha and includes the western portion of Shivee Tolgoi ML which is not subject to the Entrée-Ivanhoe Joint Venture (“Shivee West”) and all of Togoot MEL.

These two Properties are further described in Subsections 4.2.1 and 4.2.2, respectively and are shown on Figure 4.2.2.  A brief description of maintenance of mineral exploration and mining licences in Mongolia is provided in Subsection 4.2.3.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

A 60% interest in the original three mineral exploration licences was first acquired by Entrée in 2002, through an arms-length, 5 year option agreement with a Mongolian company, Mongol Gazar Co. Ltd. (Mongol Gazar), who was awarded the MELs by the Mongolian Government in March and April 2001.  On 6 November, 2003, Entrée, through their wholly-owned Mongolian subsidiary Entrée LLC, entered into a purchase agreement with Mongol Gazar, which replaced the existing option agreement.  Details of the agreement can be found in the March 2008 technical report (Vann et al., 2008) filed on SEDAR.

The initial 3 year licence term issued to Mongol Gazar for the MELs expired in 2004; however Entrée has since twice extended the MELs.  Final expiry was to occur in March and April 2010 but the Shivee Tolgoi (3148X) and Javhlant (3150X) MELs were converted in October 2009 to mining licences with numbers 15226A and 15225A respectively.

Prior to conversion of the Shivee Tolgoi and Javhlant MELs, all annual mineral exploration licence fees had been paid to the Mongolian Government to keep the three MELs in good standing until March and April, 2010.  The newly granted mining licences are in good standing until October 27, 2039, assuming licence fees shown in Table 4.2.1are paid annually, and can be extended for an additional 2 periods of 20 years each.

Table 4.2.1 Lookout Hill Property - Licence Details
Mineral Licence Number	Mineral Licence Name	Licence Type	Total Area of Licence (ha)	Licence Award Date	Licence Expiry	Date of Annual Licence Payment(i)	Annual Licence Payment ($US)
15226A	Shivee Tolgoi	Mining	54 760	27 October 2009	27 October 2039	27 October 2009	821 401
15225A	Javhlant	Mining	20 346	27 October 2009	27 October 2039	27 October 2009	305 192
3136X	Togoot	Mineral Exploration	104 484	30 March 2001	30 March 2010	30 March 2009	156 726
Total			179 590				1 283 319
1
The Company's Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009.    The total estimated annual fees in order to maintain the licenses in good standing are approximately C$1.1 million.  Approximately C$600,000 of the total is recoverable from the Entrée-Ivanhoe Joint Venture.

2
The expiry date of the Togoot exploration licence was March 30, 2010.  Entree submitted the mining licence application to MRAM prior to the licence expiry date, as required by law.  The Minerals Resource Council (which reports to MRAM) has yet to set a meeting date to review and approve the resource estimate.  This meeting must occur before the mining licence application process can be completed and a mining licence can be granted.  The total estimated annual fees in order to maintain the Togoot licence in good standing would be $0.5 million if all of the Togoot licence is converted to a mining licence..

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

4.2.1	Joint Venture Property

On October 15, 2004, an Earn-In and Equity Participation Agreement (the “Earn-In Agreement”) was signed between Entrée and Ivanhoe giving Ivanhoe the right to earn an interest in a portion (39 864 ha) of the overall area of Entrée’s Lookout Hill Property (Figure 4.2.2).  The agreement has an effective date of November 10, 2004 (the Earn-In Effective Date).  The agreement has been filed on SEDAR and is summarized in the March 2008 technical report (Vann et al., 2008).  On 11 March, 2008, Ivanhoe Mines notified Entrée that it had incurred sufficient expenditures (>$27.5 M) to earn a 60% interest as was outlined in the initial agreement.  At the end of June 2008, Ivanhoe Mines notified Entrée that it had incurred sufficient expenditures (>$35 M) to earn an 80% participating interest and thereby forming a joint venture (the “Entrée-Ivanhoe Joint Venture”).  The property is now referred to as the “Joint Venture Property”.

By expending over US$35 M in exploration and development, Ivanhoe Mines has earned an 80% interest in minerals deeper than 560 m extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.  Entrée can elect to be carried to production by Ivanhoe Mines through debt financing at prime +2% (set by the Royal Bank of Canada) with its share of development costs repaid from 90% of future production cash flow.  This stipulation limits dilution of Entrée’s interest as the project progresses.

On 6 October 2009, Ivanhoe Mines Ltd., Oyu Tolgoi LLC and Rio Tinto International Holdings Limited signed an Investment Agreement with the Mongolian government.  The Investment Agreement regulates the relationship between these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi Project.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-Ivanhoe Joint Venture.

Ivanhoe Mines is preparing an updated Integrated Development Plan that is expected to provide a projected timeline and work program related to the construction and completion of the Oyu Tolgoi mine and workings.

Although the Shivee Tolgoi and Javhlant mining licenses have been granted to Entrée, one of the ten conditions precedent referred to above is that these licenses be transferred by contract or transfer of title to Oyu Tolgoi LLC.  Entrée is not presently party to the Investment Agreement, however, under the terms of an Equity Participation and Earn-In Agreement dated 15 October 2004 between Ivanhoe Mines and Entrée, Ivanhoe Mines has agreed to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 4.2.1
Lookout Hill Property - Location Map

N

Figure 1

ENTRÉE GOLD INC.

Mongolia

Location Map of Mineral Exploration Concessions and nearby towns

Ulaanbaatar
Mongolia
Project Area
Manlai
Dalanzadgad
Khanbogd
N
0 100 200 400 600 800 1,000
Kilometres

Note:
•        Figure from Panteleyev, 2004b

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 4.2.2

Lookout Hill Property – Land Tenure

MONGOLIA
Khar Suul
Nomkhon Bohr
Coking Flats
Ukhaa Tolgod
Ring Dyke
Central Cretaceous Basin
Morinii Takh
Bayan Ovoo
Tavan Tolgoi - China Coal Road
Shivee Tolgoi Mining Licence (15226A)
Altan Khulan
Zone III
Zone I/II
Shivee Camp
Kheyor Mod
GGMM
Tom Bogd
BZ Moly
Ulaan Khud
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Trend
Oyu Tolgoi Project
HERUGA DEPOSIT
Javhlant Mining Licence (15225A)
LEGEND
Exploration Camps
Copper Prospects
Gold Prospects
Molybdenum Prospects
Coal Prospects
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture Property (~40,000 hectares)
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The boundaries of the two MLs (or portions thereof) included within the JV Agreement are defined by latitude and longitude coordinates (MSK42 datum) and by UTM coordinates with datum set to WGS-84, Zone 48N, and these are listed in Table 4.2.2.

Table 4.2.2 Joint Venture Property Boundary Coordinates
ML	Point	Lat./Long. (MSK42; ° ‘ “)		UTM (WGS84, Zone 48N)
		Latitude	Longitude	Easting	Northing
15226A (Shivee Tolgoi; eastern portion only)	1	43 08 00 N	106 47 30 E	645752.90	4777222.00
	2	43 08 00 N	107 00 00 E	662698.13	4777605.65
	3	43 00 00 N	107 00 00 E	663051.38	4762798.00
	4	43 00 00 N	106 55 00 E	656258.54	4762639.53
	5	43 03 00 N	106 55 00 E	656131.70	4768192.34
	6	43 03 00 N	106 47 30 E	645950.77	4767967.25
15225A (Javhlant)	1	43 00 00 N	106 36 00 E	630445.98	4762098.85
	2	43 00 00 N	106 47 30 E	646069.34	4762414.47
	3	42 58 30 N	106 47 30 E	646128.58	4759638.09
	4	42 58 30 N	106 55 00 E	656321.92	4759863.13
	5	43 00 00 N	106 55 00 E	656258.54	4762639.53
	6	43 00 00 N	107 00 00 E	663051.38	4762798.00
	7	42 55 30 N	107 00 00 E	663249.69	4754468.83
	8	42 55 30 N	106 55 00 E	656448.59	4754310.38
	9	42 57 30 N	106 55 00 E	656364.16	4758012.21
	10	42 57 30 N	106 51 30 E	651605.97	4757905.31
	11	42 55 30 N	106 51 30 E	651687.83	4754203.49
	12	42 55 30 N	106 44 00 E	641486.25	4753985.55
	13	42 57 00 N	106 44 00 E	641428.99	4756761.90
	14	42 57 00 N	106 38 00 E	633271.07	4756598.47
	15	42 55 30 N	106 38 00 E	633325.02	4753822.13
	16	42 55 30 N	106 36 00 E	630604.62	4753769.81
Note: - Point 1 for each ML corresponds with the northwestern corner of the ML; remaining points are cited in a clockwise direction (see Figure 4.2.2).

4.2.2	Lookout Hill West (100% Entrée)

Lookout Hill West is owned 100% by Entrée and covers 139 726 ha.  The property includes the western portion of the Shivee Tolgoi ML (35 242 ha) and all of the Togoot MEL (104 484 ha; Figure 4.2.2).

Entrée retains 100% of the mineral rights on the western portion of the Shivee Tolgoi ML and all of the Togoot MEL, subject to a right of first refusal by Ivanhoe Mines.  The grant of the Shivee Tolgoi mining license allows Entrée to continue to investigate the potential of Shivee West without facing imminent licence expiry.  The Togoot exploration licence is current until 30 March 2010, and annual exploration licence fees have been paid to maintain the licence in good standing until that date. In order to be granted a mining licence the holder must demonstrate, among other things, that the subject property contains reserves and resources. Entrée worked with a Mongolian consulting team to prepare a resource estimate for the Nomkhon Bohr deposit in support of making a mining licence application.  Entree submitted the mining licence application to MRAM prior to the licence expiry date, as required by law.  The Minerals Resource Council (which reports to MRAM) has yet to set a meeting date to review and approve the resource estimate.  This meeting and approval must occur before the mining licence application process can be completed and a mining licence can be granted.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The boundaries of the two licences (or portions thereof) which are 100% held by Entrée are defined by latitude and longitude coordinates and these are listed in Table 4.2.3.

Table 4.2.3 Lookout Hill West (100% Entrée) Boundary Coordinates
MEL/ML	Lat./Long. (MSK42; ° “ ‘)
	Point	Latitude	Longitude
15226A (Shivee Tolgoi West)	1	43 08 00 N	106 30 00 E
	2	43 08 00 N	106 47 30 E
	3	43 00 00 N	106 47 30 E
	4	43 00 00 N	106 30 00 E
3136X (Togoot)	1	43 16 00 N	106 04 00 E
	2	43 16 00 N	106 30 00 E
	3	43 00 00 N	106 30 00 E
	4	43 00 00 N	106 04 00 E
Note: •Point 1 for each licence corresponds with the northwestern corner of the licence and then cited in a clockwise direction (see Figure 4.2.2).

4.2.3	Exploration and Mining Title in Mongolia

Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50/ha over the course of the up to 9 year tenure.  A property can be reduced in size selectively on application to the Cadastre office of the Mineral Resources and Petroleum Authority of Mongolia (the Cadastre is the central registry for land in Mongolia).  Application to convert a Mongolian exploration licence into a mining licence can be made at any time prior to licence expiry.  Conversion of a licence to explore for minerals to a license to mine or develop a property in order to exploit minerals is commenced by review and Government approval of a defined mineral resource or reserve and then filing a formal application together with the reserve approval.  A mining licence may be granted for up to 30 years, plus 2 subsequent 20 year terms (cumulative total of 70 years).  Conversion of an exploration licence to a mining licence will result in an increase in the yearly fees payable to the Mongolian government.  These mining licence fees are $15.00/ha/year for base and precious metals or $5.00/ha/yr for coal.

A mineral exploration licence is valid for a 3 year period and may be extended for 2 additional 3 year periods, giving a maximum 9 year length. Before the end of the 9 year term, a MEL must be converted to a mining licence or it expires.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Payments to maintain mining and exploration licences in Mongolia are payable in advance on an annual basis according to the schedule shown in Table 4.2.4.  A summary of the Lookout Hill licences and their renewal status is shown in Table 4.2.1  under the Property Description section.

Table 4.2.4 Exploration and Mining Licence Annual Fees
Years of Licence	Exploration Licence Cost a Hectare (US$)	Mining Licence Cost a Hectare (US$)	Coal Mining Licence Cost a Hectare (US$)
1	0.10	15.00	5.00
2	0.20	15.00	5.00
3	0.30	15.00	5.00
4	1.00	15.00	5.00
5	1.00	15.00	5.00
6	1.00	15.00	5.00
7	1.50	15.00	5.00
8	1.50	15.00	5.00
9	1.50	15.00	5.00
Note: - Beyond Year 9 of a mining licence, the licence fee remains $US15 a hectare for minerals and $US5 a hectare for coal.

Royalties potentially payable to the Mongolian government are governed by Article 47 of the Minerals Law of Mongolia.  Pursuant to the Minerals Law, the Mongolian government assesses royalties of: 5% on the sale value of all metallic minerals (except placer gold) mined in the country; 7.5% of the sales value of gold extracted from placer; and 2.5% on coal and common mineral resources.

In May, 2006 Mongolia introduced new levies comprising a corporate income tax of 25% on annual incomes over 3 Billion tugrugs.  In addition, a Windfall Profits law imposes a higher incremental tax rate of 68%, when copper prices reach US$2600/t ($1.18/lb), and when gold reaches US$50/oz.  In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the 3 year old, 68% windfall profits tax on copper and gold effective January 1, 2011.

4.2.4	Surface Rights and Permits

Mongolian Mining Law allows, through grant of the MLs and MEL, Entrée the right to access and explore, subject to land use agreements and fees with the local soums (districts).

4.2.5	Surveying

The original MELs within the Lookout Hill Property were legally surveyed in October, 2007 by Aerogeodez from Ulaanbaatar and the corners marked with steel posts.  The adjacent Oyu Tolgoi ML was legally surveyed in August 2002 by Surtech International Ltd. using the internationally recognized survey datum WGS84 Zone 48N.  In September 2004, Geomaster Co. Ltd. (Geomaster), a licensed Mongolian land survey company, re-surveyed the Oyu Tolgoi ML corner points based on the official Mongolian survey datum “MSK42” and marked the corners with concrete and steel pylons.  In November 2004, Geomaster also surveyed the northern boundary between the Oyu Tolgoi ML and Entrée’s Shivee Tolgoi MEL and marked it with wooden posts on 250 m to 500 m intervals.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

4.2.6	Environmental and Socio-Economic Issues

Entrée is fully compliant with Mongolian exploration regulations.  All phases of the Company’s operations are subject to the Minerals Law of Mongolia, Land Law and the Law on Environmental Protection as well as the various Taxation Laws.

In Mongolia, work on exploration licences requires filing an annual exploration work plan at the beginning of the year and providing a summary report to the local soum (the local Mongolian equivalent of a township or district).  The Lookout Hill Property is affiliated with two soums, Khanbogd and Bayan Ovoo.  A second report must also be filed upon the conclusion of exploration activities that includes a discussion of environmental impacts.  In addition, companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work.  No work is currently planned in 2010 on the Togoot exploration licence; however, bonds remain in place at Bayan-Ovoo and Khanbogd soums equal to approximately $900 each.  These bonds cover environmental reclamation to the end of 2010.  These amounts are refundable to us on request once we have completed all environmental work to the satisfaction of the local soum.

Work on mining licences requires a similar procedure as for exploration licences, with the difference that a formal environmental plan must be submitted to, and approved by, the Ministry of Nature, Environment and Tourism.  A copy of the environmental plan must be delivered to the local soum (but is not approved by the soum) and the environmental bond determined by the Ministry is placed with a soum government account.

The soums must also be paid for water and road usage.  Payments are computed at the end of each calendar year based on the extent of use.  Even if the Company relinquishes its licences, it remains responsible for any required reclamation.  Entrée states that at the time of this report, it is in compliance with all environmental requirements.

Once the exploration phase is complete and Entrée requests the conversion of the Togoot MEL to a Mining Licence, further environmental and social studies obligations must be completed in the form of an environmental impact assessment and an environmental protection plan.

There are few inhabitants living within the boundaries of the Lookout Hill Property and no towns or villages of significant size.  The people who do live there are mostly nomadic herders.

Entrée is currently engaged in a small program of basic infrastructure improvements to assist the nearby communities in the vicinity of the Lookout Hill Property.  In addition, Entrée maintains close contact with the district soums as part of their community relations efforts.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	ACCESSIBILITY

The city of Ulaanbaatar has the nearest international airport to the Lookout Hill Property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 and 1.5 hours, respectively.  Access to Lookout Hill by road is possible year round; however, the unpaved road is in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the 630 km trip by 4 wheel drive truck from Ulaanbaatar, via Mandalgovi or Choyr to the site is approximately 10 to 12 hours.

Alternatively, access is possible by air, via turbo prop charter aircraft to Ivanhoe’s private 2200 m gravel landing strip at the adjacent Oyu Tolgoi site.  Although the air strip is designated for use by Ivanhoe, Entrée personnel are permitted to occasionally use the charter aircraft to arrive at the site.  One to three times per week the air strip receives turbo prop charters from Ulaanbaatar.  Flying time from Ulaanbaatar is approximately 1.5 hours.

5.2	CLIMATE

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 mm, 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days.  Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the project area, with an average total of 29 hours of electrical activity annually.  An average storm will have up to 83 lightning flashes a minute.

Temperatures range from an extreme maximum of about 50°C to an extreme minimum of about -34°C.  The air temperature in wintertime fluctuates between -5°C and -34°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from 9 months of monitoring at the Oyu Tolgoi Project weather station show that the average wind speed in April is 5.5 m/s.  However, windstorms with gusts of up to 40 m/s occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between 5 and 8 days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

5.3	LOCAL RESOURCES AND INFRASTRUCTURE

There are a number of communities in the south Gobi region.  The most prominent is Dalanzadgad (ca. 15 000 people), which is the centre of the Omnogovi Aimag and located 220 km west-northwest of Lookout Hill.  Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, a domestic airport, and two 3 MW capacity coal-fired power stations.  The closest community to Lookout Hill is Bayan Ovoo (population 1600), 5 km from the southwest corner of the project area.  Other communities relatively near to Lookout Hill  include Khanbogd (population 2000), the centre of the Khanbogd soum, 18 km to the east-northeast, Mandalgovi (population 13 500), which is capital of the Dundgovi Aimag and located 310 km north of the project on the road to Ulaanbaatar, and Manlai (population 2400), 150 km to the north (refer to Figure 4.2.1).

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Although the local towns can provide the most basic mining and exploration needs for the early stages of exploration and project development (including basic labour requirements, food and other supplies), the majority of mining-related equipment and services for more advanced projects must be obtained from Ulaanbaatar or other locations in Asia.

The Trans-Mongolian Railway, which crosses the Mongolia-China border approximately 420 km east of the property, traverses the country from southeast to northwest through Ulaanbaatar between Russia and China.  The Chinese government has upgraded 226 km of highway from Gushaan Suhait to Wuyuan, providing a direct link between the Mongolian border crossing, 80 km south of Oyu Tolgoi, and the Trans-China Railway system (Figure 5.3.1).  Ivanhoe reports that they have entered into negotiations with Mongolian and Chinese government authorities to extend the highway the final 80 km to the Oyu Tolgoi project site.

Currently, the Entrée onsite infrastructure comprises two field exploration camps located in the northwest corner of the Togoot MEL and on the west side of the Shivee Tolgoi ML.  The camps have basic sleeping facilities for approximately 60 people in gers as well as kitchen, dining, bathroom and shower facilities, recreational areas, offices, core logging, cutting and storage areas.  Office and core logging facilities are Weatherhaven-style portable buildings.  Entrée uses diesel generators for power for the Togoot camp.  Water for camp and drilling needs is trucked up to 20 km from several existing wells.  At the end of 2008, water became available from two water bores drilled by Entrée within several kilometres of the Shivee Tolgoi camp.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

                                                  Note:
-	Figure from Ivanhoe Mines Ltd.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The Mongolian government has previously conducted extensive exploration for water resources in the south Gobi region, and a number of such resources were reportedly discovered.  Within the Lookout Hill Property area, water is widely available from shallow wells, and is sufficient for exploration purposes.  Ivanhoe has identified 3 deep sedimentary groundwater systems within 100 km of the Oyu Tolgoi Project.  Investigative drilling of 2 of these systems and computer modelling of the systems has now been completed and indicates that these groundwater systems will be able to meet the water demand for a production rate of up to 40 Mt/y.  The use of the water from these systems is subject to finalization of the environmental impact assessment (EIA) for the Oyu Tolgoi Project and the issue of extraction licences by the Mongolian government.

Based on the results of an Integrated Development Plan (IDP) completed in 2005 (AMEC-Ausenco, 2005; Hodgson et al., 2005), the most cost-effective and reliable power supply for future production at the adjacent Oyu Tolgoi Project is considered to be the combination of a coal-fired power station at the currently undeveloped Tavan Tolgoi coal property 140 km northwest of the site, in conjunction with a 220 kV transmission line connection to the substantial power grid in Inner Mongolia.  This could possibly also provide a power source for any future production at the Hugo North Extension.

5.4	PHYSIOGRAPHY

The Lookout Hill Property is underlain by a basin-and-range style of topography of no great relief.  Elevation ranges from approximately 1100 to 1450 masl.  The topography varies from flat gravel-covered plains interspersed with fields of plant-stabilized, hummocky sand dunes that are about a metre in height, to rocky, rugged low hills and ridges that can reach heights up to 60 m.  Numerous ephemeral streams cross the property and flow for short periods immediately after rainfall.  Water is widely available from shallow wells.  Although generally saline, the water is suitable for industrial uses such as drilling.

The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats, horses and sheep.

5.5	SEISMICITY

Knight Piésold completed a full seismic hazard assessment for Ivanhoe’s Oyu Tolgoi Project in 2004 and 2005 (AMEC-Ausenco, 2005; Juras, 2005).  This assessment incorporated findings of a seismic assessment completed by the Mongolian Research Centre for Astronomy and Geophysics, Mongolian Academy of Sciences, in March 2005.

The seismicity of eastern Mongolia is generally low.  The nearest known active seismo-tectonic zone to the project site is the Mongolian Altai, approximately 500 km to 1000 km to the west-northwest.  Probabilistic and deterministic methods of analysis of available data concluded that the seismic risk for the Oyu Tolgoi Project is low; by analogy, the risk for the Lookout Hill Property is also low.

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6.	HISTORY

6.1	INTRODUCTION

Mining legislation that was drafted in Mongolia in the early to mid-1990s sparked exploration of the southern Gobi region in what became known as the “South Mongolian (porphyry) copper-gold belt’”  The area was evaluated by a number of companies, including Magma Copper Company, which, in 1995, targeted the area of the Oyu Tolgoi deposits.  Following a corporate takeover, the work by Magma was continued by BHP Exploration Ltd.  By 1999, a significant copper-gold resource had been identified at Oyu Tolgoi (Perelló et al., 2001).  At the end of this period, Ivanhoe acquired BHP’s interest in the Oyu Tolgoi project.

During the period 1996 to 1999, BHP also conducted preliminary geological investigations and some reconnaissance geophysical work in other areas, including areas within the Lookout Hill Property.  The three MELs that formerly comprised the Property were acquired by a private Mongolian group (Mongol Gazar) in March and April 2001, who subsequently completed grid surveying, soil sampling and shallow gradient-type IP geophysical surveys.  This work was primarily in the area of Zones I and III in the western portion of the Shivee Tolgoi MEL.

The property was first optioned from Mongol Gazar by Entrée in July 2002 and later 100% interest was purchased.  Entrée initially focused on Zones I, II, III and on the copper showings near Bayan Ovoo. Other areas such as Ring Dyke and West Grid were targeted based on results from ground geophysical surveys (magnetometer and IP surveys), mapping, rock and soil geochemical sampling, reverse-circulation and core drilling.  The Shivee Tolgoi MEL was the focus of most of the work until 2008 when coal discoveries on the Togoot MEL became the primary target.

These areas as well as those of prior exploration campaigns are shown in Figure 6.2.1 below.  The earlier exploration programs are covered in detail in previous technical reports on SEDAR (e.g. Cann, 2004; Cherrywell, 2005; Panteleyev, 2005; Vann et al., 2008).

6.2	JOINT VENTURE PROPERTY

In late 2002, drilling by Ivanhoe north of the Central Zone on the adjacent Oyu Tolgoi Project intersected 638 m of bornite-chalcopyrite-rich mineralization in OTD-270 and marked the discovery of the Hugo Dummett Deposit. As exploration continued to the north it appeared that the Hugo North Deposit might extend onto the Shivee Tolgoi MEL and in October 2004 Entrée entered into an Earn-In Agreement with Ivanhoe in which Ivanhoe was the operator.  Details of the discovery of the Hugo North Extension Deposit on the Shivee Tolgoi MEL and the drilling that supports the current resource can be found in the March 2007 technical report (Cinits and Parker, 2007).

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Figure 6.2.1

2002 to 2009 Exploration Areas, Lookout Hill Property

MONGOLIA
Toogie West
Khar Suul
Nomkhon Bohr
Coking Flats
Ukhaa Tolgod
Central Cretaceous Basin
Moritsil Takh
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Trend
Oyu Tolgoi Project
HERUGA DEPOSIT
LEGEND
2009 Exploration Areas
2002-2008 Exploration Areas
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture
(~40,000 hectares)
2002-2009 EXPLORATION AREAS
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

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Prior to the agreement between Entrée and Ivanhoe in 2002 to 2004, Entrée mapped, prospected, completed extensive soil sampling and conducted IP, gravity and magnetometer surveys over the area immediately north of the Entrée-Ivanhoe property boundary.  After signing the agreement, all work was conducted by Ivanhoe, the project operator.

On the Javhlant MEL, Ivanhoe began drill testing chargeability anomalies for deep mineralization similar to that in the Hugo North deposits and the Oyu South deposits in March 2007.  Copper, gold and molybdenum mineralization was intersected in a number of holes but an intercept of 501.2 m of 0.50% Cu, 0.29 g/t Au and 182 ppm Mo in EJD0008 indicated the significant potential in this area. As geological understanding of the deposit increased, it was clear that early, weakly-mineralized holes at the north end of the deposit were too shallow and subsequent deepening of these holes confirmed mineralization continued but deepened to the north.  Since the start of February 2008, 11 drill holes have drilled or been completed on the western, southwestern and northern ends of the Heruga Deposit. Additional drilling is planned within the main Heruga Ore zone to complete the initial Inferred pattern. These holes have now been included in an updated resources estimate as reported in Section 0.

In October 2009, the Shivee Tolgoi and Javhlant MELs were converted to mining licences with an initial 30 year term.

6.3	LOOKOUT HILL WEST PROPERTY (100% ENTRÉE)

There are small pits and trenches of possible Bronze Age on the Togoot MEL, exposing copper-oxide mineralization north of the town of Bayan Ovoo.

In 2001, a private Mongolian company, Mongol Gazar, acquired the mineral exploration licences comprising the Shivee Tolgoi Property.  Entrée began exploring the property in July 2002, and acquired the property outright from Mongol Gazar in November 2003.  Field work during these 2 years included prospecting, soil geochemical sampling of seven separate areas, chip sampling and some orientation silt and pan concentrate sampling in selected areas.  Five areas were subject to 239.2 line-km of pole-dipole IP surveying, and 255.8 line-km of magnetometer surveying.  Gravity surveying (85.1 line-km) was carried out over the Copper Flats Grid located north of the Oyu Tolgoi Property, and on selected lines over Main Grid Zones I and II.  Geological mapping was done at 1:2000 scale over the Main Grid Zone III, 1:5000 scale over X-Grid (Oortsog, east of Oyu Tolgoi), and 1:10000 scale on the Copper Flats Grid.  Three trenches totalling 546 m were excavated on Main Grid Zone III.   Follow-up work by Entrée during 2004 comprised ground geophysical surveys and diamond drilling on the Copper Flats Grid, Zone I, Zone III and Oortsog.

Subsequent to the Earn-in Agreement with Ivanhoe Mines, Entrée continued evaluation of Lookout Hill West, exploring the Devonian stratigraphy on its 100%-owned western portion of the Shivee Tolgoi MEL, as well as the copper showings on the Togoot MEL.  From 2005 to 2007 exploration on Lookout Hill West included satellite image interpretation, reconnaissance exploration, geophysical surveys (IP and airborne and ground mag), detailed geological mapping, rock sampling, soil and MMI sampling, trenching, diamond and reverse-circulation drilling.  Airborne magnetometer and radiometrics surveys were flown by Geosan in 2007 over the entire licence, which ultimately led to target selection for the 2008 field season.  Details on the earlier exploration can be found in previous technical reports (Cann, 2004; Cherrywell, 2005; Panteleyev, 2005) and are on SEDAR.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Coal was discovered in 2008 in the northwest corner of the licence, establishing three target areas:  Nomkhon Bohr, Coking Flats, and Khar Suul.  Nomkhon Bohr features a number of near-surface north-dipping coal seams in carbonaceous stratigraphy believed to be of similar age to the Permian-hosted Tavan Tolgoi deposits.  The seams are high in ash content, exceeding 30%, and not suitable for metallurgical purposes.  In 2008, Nomkhon Bohr was traced by core and reverse-circulation (RC) drilling and trenching over a strike length of 1200 m.  However, the drilling programme had considerable difficulties, especially on the western end of the target, such that continuity downdip and along strike could not be established.  Two other coal targets, Coking Flats and Khar Suul targets, lie west of Nomkhon Bohr and are truly blind discoveries overlain by Cretaceous conglomerates and sandstones.  The conglomerates can be in excess of 150 m thick.  Coal seams similar in ash content and calorific value to Nomkhon Bohr were intersected in holes on Coking Flats.  Coal has not been intersected in the holes on the Khar Suul target, although the carbonaceous stratigraphy there is similar to that at Nomkhon Bohr and Coking Flats.

Gold and silver mineralization were discovered in 2008 at the Ukhaa Tolgod target, approximately 10 km south of Nomkhon Bohr, following up on an anomalous gold sample taken in 2005.  Hand trenching exposed mineralization in volcanic rocks believed to be of Carboniferous age, over a strike length of approximately 70 m.  A subsequent MMI soil survey returned well-defined Au and Ag anomalies directly associated with the mineralization, as well as an adjacent zone of anomalous responses believed to be associated with low grade mineralization in footwall rocks.

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7.	GEOLOGICAL SETTING

Mongolia is underlain by the Central Asian Orogenic Belt, sandwiched between the Siberian Craton on the north and the Tarim and Sino-Korean Cratons to the south.  The belt is characterized by numerous accreted terranes (Badarch et al., 2002).  An arcuate lineament, the Main Mongolian Lineament, divides the country into two domains.  To the north is a domain of Precambrian to Paleozoic metamorphic rocks, Lower Paleozoic ophiolites and island arc volcanics usually classified as a Caledonian orogen (Badarch, 2005).  The southern domain comprises Lower to Middle Paleozoic arc volcanics and volcaniclastics, a Hercynian (or Variscan) orogen.  Fault-bounded basins of Upper Jurassic to Cretaceous continental volcanic and sedimentary rocks overlie the eastern portions of both domains.

The Central Asian Orogenic Belt records a complex history of Paleozoic tectonics and magmatism related to terrane accretion along the northern margin of the Paleo-Asian Ocean above a generally-interpreted north-dipping subduction zone (Blight et al., 2008).  Closure of the ocean was completed in the Permian.  Subsequently, a number of periods of deformation during the Mesozoic affected Mongolia, including Triassic to Cretaceous strike-slip faulting, Jurassic thrust faulting, and Jurassic to Cretaceous crustal extension.

7.1	REGIONAL GEOLOGY

Lookout Hill lies within the middle to late Paleozoic Gurvansayhan Terrane, an island-arc terrane accreted to the back-arc Gobi Altai terrane to the north (Figure 7.1.1).  Badarch et al., 2002 describe the Gurvansayhan terrane as being “...composed of dismembered ophiolite, melanges, Ordovician - Silurian greenschist facies metamorphosed sandstones, argillite, chert, volcaniclastic rocks, Upper Silurian - Lower Devonian radiolarian chert, tholeiitic pillow basalt, andesite, tuff, Middle Devonian - Mississippian volcaniclastic rocks, chert containing Frasnian conodonts, and minor olistostrome with coral limestone clasts…The major- and trace-element characteristics of Devonian basalt indicate volcanism in an arc environment...The terrane contains porphyry copper deposits, such as Tsagaan Suvarga and Oyu Tolgoi...The structure of the terrane is complex and dominated by imbricate thrust sheets, dismembered blocks , melanges, and high strain zones.  There are several melange zones containing blocks of pillow lavas, fossiliferous limestone, sandstone, gabbro, diabase dykes, and amphibolite.  On the southeastern margin of the terrane is located the Hanbogd riebeckite-rich orbicular granite pluton...The terrane is overlain by Carboniferous, Permian, Jurassic and Cretaceous volcanic and sedimentary rocks.”  Lamb and Badarch (2001) suggest two possibilities for the tectonic setting: an island arc “… perhaps built on the outer edge of the sedimentary prism of a continental shelf…” or a “…continental arc that changed along strike to an island arc.”

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

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Carboniferous rocks indicate the continuation of volcanism after the Devonian, with development of a more continental back-arc basin (Lamb and Badarch, 2001) featuring subaerial intermediate to felsic volcanic centres.  Uplift and unroofing of Devonian granitic rocks is indicated by the presence of coarse granitic boulders in cobble and boulder conglomerates.

Permian strata in southern Mongolia comprise fluvial depositional environments (Lamb and Badarch, 2001) in the southwest and marine turbidite flysch deposits in the southeast.  Arc volcanism had ceased, but tectonic activity continued, with continental volcanism possibly related to the consolidation of Central Asia.

Mesozoic and Cenozoic lacustrine sedimentary basins are built on top of the accreted Paleozoic terranes (Hendrix et al., 2001).  A mountain chain representing the final stage of Carboniferous-Permian accretion provided the source for Triassic to mid-Jurassic sedimentary rocks, confined to intermontane basins and foreland settings.  Triassic rocks are generally conglomerates, coarse sandstones and felsic volcanics (Traynor and Sladen, 1995).  The Late Cretaceous to Cenozoic clastic sedimentary rocks infilled older topography, during a time of compressional tectonics.

Changing climatic conditions are indicated by the regional facies relationships established during accretion of Paleozoic terranes.  Two transitions occur: 1) a shift from arid to humid setting in the mid-Permian, evidence for this being redbed sandstones representing well-drained soils and oxidizing conditions underlying Upper Permian coal-bearing strata; and 2) coal-bearing Upper Permian strata overlain by Lower Triassic sandstones, coinciding with the great extinction event at the Permian-Triassic boundary.

7.2	JOINT VENTURE PROPERTY

7.2.1	Hugo North Extension

The Hugo North Extension Deposit occurs within a geological setting similar to that at Hugo North within the Oyu Tolgoi mining lease.  Host rocks are an easterly-dipping sequence of volcanic strata correlated with the lower part of the Devonian Alagbayan Formation and quartz monzodiorite intrusive rocks. The geological setting was established through work completed prior to 2008 and is described in more detail in the March 2008 technical report (Vann et al., 2008).  The host rocks descriptions below are taken from Blower (2006; note that in this report, the deposit was discussed under the former name of Copper Flats; the report in hand uses the current Hugo North Extension nomenclature and uses the Copper Flats name only for the exploration grid).

The Devonian stratified host rock sequence in the Hugo North Extension Deposit dips moderately (65° to 75°) to the east or southeast, except for a structurally-induced strike flexure in the southern part of the deposit, within which dips are southward.

These strata include the lower, strongly-altered augite basalt and dacite tuff sequence (units DA1 and DA2) overlain successively by weakly-altered, to unaltered dacitic volcanic conglomerate and breccia (unit DA2), mudstone and siltstone (unit DA3), and interstratified basaltic flows, breccias, and epiclastic rocks (unit DA4).  The contact between units DA3 and DA4 is a bedding-parallel fault, and the original stratigraphic relationship between unit DA4 and the underlying units is uncertain.  Figure 7.2.1 presents the current stratigraphic understanding for the Oyu Tolgoi deposits, including Hugo North Extension.  Detailed descriptions of the rock units can be found in the March 2008 technical report (Vann et al., 2008). (Figure 7.2.2)

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7.2.1.1	Sedimentary and Volcanic Rocks

(1)           Devonian Alagbayan Formation

The oldest rocks identified are correlated with the Upper Devonian Alagbayan Formation.  Four major lithologic divisions are present within the Alagbayan Formation, and each of these divisions comprises two or more subunits that can be readily mapped.  The two lower units are commonly strongly altered and form important mineralization hosts, while the upper two units, although pre - to syn-mineral in age, lack significant alteration, and mineralization.

(2)           Unit DA1: Basaltic Flows and Volcaniclastic Rocks

The stratigraphically lowest rocks identified to date at Shivee Tolgoi consist of mafic volcanic flows and volcanogenic sedimentary rocks, forming a sequence at least several hundred of metres thick.  These rocks are commonly strongly altered and host much of the contained copper-gold in the Hugo North Extension and Heruga Deposits.

(3)           Unit DA2: Dacite Tuff - Volcaniclastic Rocks

Volcanic fragmental rocks of dacitic composition overlie the basaltic rocks of unit DA1.  The dacite sequence can be up to 200 m thick and consists of two major divisions.  Volumetrically dominant is buff to dark green, dacite lapilli tuff with common eutaxitic texture and ovoid to globular fragments.  This subunit occurs in the lower part of the sequence and is usually overprinted by intense sericite and advanced argillic alteration.  It is overlain by or partially interstratified with a thinner unit of typically unsorted, polymictic block tuff to breccia.  This coarser subunit is usually less altered than the lapilli tuff and does not contain significant copper mineralization.

A zircon U/Pb date of 365±4 Ma constrains the age of the dacite sequence to Upper Devonian (Wainwright et al., 2005).

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Figure 7.2.1

Stratigraphic Column, Oyu Tolgoi Exploration Area

uncertain stratigraphic correlation
dacl porphyritic dacite lava
Sainshandhudag Formation
CS4 rhyolitic tuff, volcaniclastic rocks
CS3c basaltic/andesitic conglomerate, breccia, block tuff, lavas [Bat]
CS3c2 basaltic lavas, breccia [basl?]
CS3c1 basaltic breccias and volcaniclastic rocks
CS3b basaltic andesite lavas [andl]
CS3a basaltic andesite volcaniclastic sandstone, breccia
Lower Carboniferous (Tournaisian - Visean)
CS2 interstratified conglomerate, sandstone, siltstone, carbonaceous layers [cstc]
CS2b laminated tuffaceous siltstone to mudstone, carbonaceous mudstone
CS2a medium to thinly interstratified sandstone, conglomerate, carbonaceous siltstone, coal
351±2 Ma (U-Pb)
CS1 andesitic volcaniclastic rocks: crystal lithic tuff, lesser epiclastic sandstone, wacke, conglomerate unconformity
Alagbayan Formation
DA3 interbedded conglomerate, sandstone, siltstone, mudstone
DA3b thinly-bedded siltstone, mudstone, carbonaceous mudstone
DA3a polylithic conglomerate, sandstone, siltstone
DA2b dacitic pyroclastic rocks
Devonian
~369 Ma (U-Pb)
DA2b2 dacitic(?) lapilli tuff (ign)
DA2b1 dacitic block and ash tuff (Vbx)
DA2a polylithic volcanic conglomerate and breccia, minor sandstone unconformity
DAba basaltic andesite conglomerate, lithic tuff, minor lavas in-situ block
DA1 augite basalt flows and volcaniclastic rocks, laminated tuffaceous siltstone
Devonian
DA1c augite-phyric basaltic tuff and breccia
DA1b massive augite basalt
DA1a laminated siltstone
hangingwall allochthon
DA4 basaltic volcaniclastic rocks and lavas
DA4a augite-phyric basaltic breccia, interstratified epiclastic rocks
DA4b volcaniclastic red and green siltstones
DA4c green, fine-grained volcaniclastic sandstone, lesser conglomerate

Note:
-	Figure from Lewis, 2008

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Figure 7.2.2
Surface Geology Map Joint Venture Property Showing Hugo North Extension and Ulaan Khud

Ulaan Khud
(4192 X)
Ulaan Khud
Hugo North
Extension
Shivee Tolgoi
(3148 X)
Oyu Tolgoi
(6709 A)

Note:
-	Figure from Ivanhoe Mines Ltd.

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7.2.1.2	Intrusive Rocks

Intrusive rocks are widely distributed throughout the area and range from large batholithic intrusions to narrow discontinuous dykes and sills.  At least seven classes of intrusive rocks can be defined on the basis of compositional and textural characteristics.  Copper-gold porphyry mineralization is related to the oldest recognized intrusive suite, comprising large Devonian quartz monzodiorite intrusions.  Many of the older intrusive units found on the property are strongly to intensely-altered (e.g. quartz monzodiorite suite), and the compositional classifications used for these units should therefore be considered only as field terms.

The post-mineral intrusions include rhyolitic, hornblende-biotite andesite, dacite, and basalt-dolerite compositional varieties.  These intrusions usually occur as dykes with subvertical orientations or less commonly as easterly-dipping sills emplaced along stratigraphic contacts.  They are non-mineralized and not volumetrically significant in most of the deposit.

(1)           Biotite Granodiorite

Late - to post-mineral biotite granodiorite intrusions form a voluminous northerly-striking dyke system along the western side of the Hugo North Extension Deposit and more-restricted dykes and sills elsewhere.  The intrusions are compositionally and texturally varied and probably include several intrusive phases.  Typically, they contain large plagioclase phenocrysts with lesser small biotite phenocrysts, within a fine-grained to aphanitic brown groundmass.  The age of the biotite granodiorite is constrained by U/Pb dating of zircon to 362 ±4 Ma (Wainwright et al., 2005).

At levels above approximately 250 m, where it cuts through the non-mineralized hanging wall strata, the biotite granodiorite occurs as a single intrusive mass with contacts dipping moderately to steeply to the west.  Below this level, the biotite granodiorite is more complex, occurring as multiple, subparallel to anastomozing dykes that cut through the quartz monzodiorite intrusion and mineralized Alagbayan Formation strata.

The biotite granodiorite intrusions locally contain elevated copper grades adjacent to intrusive contacts or associated with xenolithic zones; however, they are essentially non-mineralized.

(2)           Quartz Monzodiorite

Porphyry-style mineralization at the Hugo North Extension and Oyu Tolgoi deposits is genetically linked to Late Devonian quartz monzodiorite to monzodiorite intrusions, which form the most voluminous intrusions in the deposit area.  These intrusions are texturally and compositionally varied, and several distinct phases can be distinguished within the deposits.  They are typically phenocryst-crowded, with >40% plagioclase phenocrysts up to 5 mm long, and 10% to 15% biotite and hornblende.  The crystallization age of quartz monzodiorite has been interpreted at 372 ± 2 Ma (Wainwright, 2008).

Quartz monzodiorite contacts are irregular, but overall show a preferred easterly dip, subparallel to stratification in the enclosing rocks.  The quartz monzodiorite is contemporaneous with alteration and mineralization, and several varieties are distinguished on the basis of alteration characteristics and position within the deposit: an intensely quartz-veined phase; a gold-rich phase, restricted to the western part of the main intrusion in the Hugo North Extension Deposit; and the main intrusive body, which typically has lower vein density and lower copper and gold grades.  Cross-cutting relationships between the different phases are ambiguous, and it is uncertain whether they represent a temporally distinct intrusive events or simply variations in alteration intensity related to position within the deposit.

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7.2.1.3	Structural Geology

The area of the Shivee ML north of Oyu Tolgoi (Figure 7.2.2) is underlain by complex networks of faults, folds, and shear zones.  Most of these structures are poorly exposed on surface and can only be defined through integration of detailed exploration data (primarily drill hole data), property-scale geological mapping, and geophysical data.  Ivanhoe has made extensive use of oriented core drilling, and the structural data collected has been invaluable in helping determine the subsurface morphology and structural history of both the Oyu Tolgoi deposits and the Hugo North Extension Deposit.  Major structures strongly influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events.

The Hugo North Extension Deposit occurs within moderately east dipping (65° to 75°) strata contained in a north-northeasterly-elongate fault-bounded block.  The deposit is cut by several northeast-striking faults and fault splays near the boundary with Oyu Tolgoi.  Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension Deposit is similar to that of the Hugo North Deposit.

Deformation of the Hugo North Extension Deposit is dominated by brittle faulting.  Major faults cutting the deposit can be grouped on the basis of orientation into three sets: steep north-northeast-striking faults (West Bat); north-northeast-striking, moderate to steeply east-dipping faults subparallel to lithologic contacts (Contact Fault); and the east-northeast-striking faults cutting across the strike of the deposit (Boundary Fault System).

7.2.2	Ulaan Khud Prospect

The geology of this area was established prior to 2008 through sterilization drilling, in conjunction with surface mapping and is described in detail in Vann et al. (2008).  The Ulaan Khud Prospect (also known as the Airport North area) is 8 km to the north of the Oyu Tolgoi Project (Figure 7.2.2).

7.2.3	Heruga Deposit

Outcrop is generally sparse on Javhlant ML and much of the known geology is extrapolated from more detailed geology available on Oyu Tolgoi to the north, on geophysical interpretation (IP and detailed magnetics), and on drill core where available.  The geology of Oyu Tolgoi has been described in detail by Blower (2006) and by Cinits and Parker (2007).

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Senior Geologist for Ivanhoe).  Review of core and geological interpretations on site by QG indicated that the present understanding of geology is reasonable given the generally wide drill spacing.

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7.2.3.1	Host Rocks

Most of the stratigraphic sequence in the Heruga Deposit is interpreted to be equivalent to that documented in the Southern Oyu Tolgoi and Hugo Dummett deposits.  There are, however, several stratigraphic relationships preserved at Heruga that led Lewis (2008) to propose a revised stratigraphic column - specifically to the sequence immediately overlying the Devonian unconformity.

7.2.3.2	Devonian Sedimentary and Volcanic Rocks

Based on relationships observed in core at both the Heruga and more northerly Oyu Tolgoi deposits, Lewis (2008) divides unit DA2 into three subunits (Figure 7.2.3):

•
DA2b1 and DA2b2 represent pyroclastic deposits of dacitic composition, corresponding to lithotypes traditionally referred to as “dacitic block & ash tuff” and “dacitic ash flow tuff” respectively.  In most areas DA2b1 occurs lower in section and these two units are distinguished from each other by clast size, and by the common occurrence of large, quartz-phyric juvenile clasts in DA2b1.

•
Unit DA2a is reserved by Lewis (2008) for the polylithic volcanic conglomerates lacking a pyroclastic component.  Drill holes containing all three subunits of the DA2 sequence are rare, and any of the three may directly overlie the Devonian unconformity.  In drill holes where the stratigraphic relationships between these divisions are preserved, unit DA2a occurs below the pyroclastic rocks of unit DA2b.

Lewis (2008) also proposes a new unit in the Alagbayan Formation, “Unit DAba”.  Drill hole EJD-0012 at Heruga intersects a thick sequence of basaltic to andesitic volcaniclastic rocks consisting of breccia to conglomerate with pebble to cobble-sized fragments.  Monolithologic blocky breccias representing flow-banded lavas or subvolcanic intrusions occur locally in this sequence.  To date, drill holes at Heruga have only intersected this unit on the west side of the Bor Tolgoi Fault.  Otherwise the stratigraphy is as described previously.

7.2.3.3	Intrusives

(1)           Biotite Granodiorite

Biotite granodiorite at Heruga intrudes Devonian rocks as it does throughout the Oyu Tolgoi region.  According to Forster et al. (2008) it occurs only below the unconformity at Heruga, where it commonly forms sills intruding along bedding-parallel structures near the Contact Fault.  It also occurs less commonly as sub-vertical dykes.

(2)           Quartz Monzodiorite

Quartz monzodiorite at Heruga is similar to that at the Southern Oyu Tolgoi and Hugo Dummett deposits.  The quartz monzodiorite at Heruga is relatively fine grained and may possibly be present at two distinct phases (one mineralized and one unmineralized).  Much of the higher grade portion of the deposit is localized adjacent to contacts of the mineralized quartz monzodiorite intrusion.  The interpretation of Lewis (2008) shows clearly that this intrusion is nearly confined to a single section at current drill spacing, indicating that its contacts are nearly section parallel.  QG concur with Lewis (2008) that any infill drilling will require specific holes drilled perpendicular to cross-section to better define its geometry.

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(3)           Andesite and Dacite Dykes

Post-mineralization porphyritic hornblende-biotite dykes of andesitic to dacitic composition are widespread at Heruga and strike north to north east, dipping steeply.  Forster et al. (2008) report that these dykes are similar to those dated as Carboniferous in the Oyu Tolgoi deposits.

(4)           Basalt and Rhyolite Dykes

Fine grained basaltic dyke, interpreted as often intruding both steep and low-angle structures (Forster et al., 2008) are common at Heruga.  These dykes also post-date mineralization and are interpreted as coeval with similar dykes assumed to be Carboniferous in the Oyu Tolgoi deposits.  Rhyolite dykes are relatively uncommon. Forster et al. (2008) note that some dolerite dykes of possibly Mesozoic age are encountered at Heruga.

7.2.3.4	Structural Geology

Heruga lies at the southern end of a 20 km north-northeasterly trend of porphyry style deposits, extending to Shivee Tolgoi (Hugo North Extension) in the north.  Forster et al. (2008) postulate that this alignment reflects deep crustal structure, exploited by Late Devonian magmatism and mineralizing systems.

The interpretation of Lewis (2008) shows Heruga cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization, as well as sub-vertical hornblende-biotite andesite dyke swarms discussed in the preceding section of this report.

The deposit-scale faults identified at Heruga displace mineralized zones, with mineralization and alteration zones apparently not localized by the faults, implying they post-date mineralization.  Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineralization deformation.

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Figure 7.2.3
Geological Plan of Heruga Deposit Area (Legend as in Figure 7.2.1)

Note:
-	Figure from Ivanhoe Mines.

(1)           Contact Fault

As at Oyu Tolgoi, volcaniclastic strata of unit DA4 are structurally juxtaposed over the Heruga Deposit along a major, southeast-dipping fault zone.  Lewis (2008) describes this fault being “… almost certainly the southerly extension of…” the Contact Fault at the Hugo Dummett and Southern Oyu deposits.

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The Contact Fault at Heruga varies from tens of centimetres to 40 m in thickness, and has an average orientation striking 110° and dipping 45° east-southeast.  Lewis (2008) also reports that kinematic indicators such as shear bands and drag folds record up-dip (thrust) displacement.

In the northern part of the deposit, facing direction reversals and repetition of stratigraphic units define a large-scale recumbent anticline in the hangingwall sequence to the Contact Fault.  Although the magnitude of displacement on the Contact Fault is poorly constrained, the scale of the overturned folds in the hangingwall, vertical stacking of dissimilar stratigraphic sequences, and the fault continuity throughout the Oyu Tolgoi area all suggest that displacement of kilometres to tens of kilometres is probable.

(2)           East-Northeast Striking Bounding Faults

The Heruga Deposit area lies between two regional, northeast-striking faults that form prominent features on both magnetic and satellite images.  The northern (unnamed) fault crosses the deposit trend approximately 300 m north of the northernmost drill holes at the time of writing.  Lewis (2008) reports that this fault is not directly exposed nor has it been intersected in drill holes.  In consequence, neither its dip direction nor its kinematic history are well constrained.

The southern bounding fault (‘South Sparrow Fault”) crosses the deposit trend approximately 250 m south of the southern most drill hole at the time of writing (EJD-0019).  One drill hole has been completed in the Heruga area south of this fault (EJD-0016) which intersected a thick sequence of weakly-altered to unaltered volcaniclastic rocks of probable Carboniferous age, suggesting south-side-down apparent offset.

(3)           Bor Tolgoi Fault System

Lewis (2008) divides the Heruga Deposit into four discrete structural blocks by subvertical, north-northeast-striking faults he refers to as the “Bor Tolgoi Fault System”.  These faults occur in drill core as intervals of breccia and gouge, sighted by QG during the site visit, and also reportedly form subtle linear anomalies on ground magnetic images.

In east-west sections, both the West Bor Tolgoi Fault and the better constrained Bor Tolgoi Fault display between 300 m and 500 m west-side-down apparent offset of stratigraphic contacts (Lewis, 2008).  Kinematic indicators have not been observed in either fault, and consequently the true slip direction and magnitude are unconstrained.

Lewis (2008) interprets fault movement as dominantly strike-slip.

(4)           Southern Fault

The Southern Fault is an interpreted steep, west-northwest-striking structure that cuts across the southern end of the Heruga Deposit.  Although multiple interpretations are possible, Lewis (2008) concludes that the simplest fault geometry compatible with the apparent offsets of contacts in these drill holes requires only a single section-parallel fault.  Surface maps show an interpreted fault roughly coincident with the interpreted structure, and the fault trace also coincides with a weak linear magnetic feature. Typical cross-sections of geology and mineralisation are shown in Figure 7.2.4 to Figure 7.2.7.

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Figure 7.2.4
Heruga Deposit Area Section N4759300

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Figure 7.2.5
Heruga Deposit Area Section N4758400

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Figure 7.2.6
Heruga Deposit Area Section N4759500

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Figure 7.2.7
Heruga Diamond Drillinng Plan on Geology Map

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7.3	PROPERTY GEOLOGY - TOGOOT MEL

Most of the mapping of the Togoot MEL since 2007 has covered portions of its northwest corner.  Detailed mapping at 1:2000 by Entrée geologists concentrated on the east-northeast-trending clastic sedimentary stratigraphy in a basin (the “Nomkhon Bohr basin”) interpreted to be Permian in age.  The mapping also included Carboniferous basement volcanic stratigraphy, which lies south and west of the basin.

Volcanic lithologies immediately south of the Nomkhon Bohr basin are dominated by a sequence of west-striking north-dipping non-foliated feldspar-porphyritic dacitic to rhyolitic pyroclastic flows, which form prominent ridges.  Individual mappable units feature welded (eutaxitic) textures.  Between the ridges are recessively-weathering andesitic to dacitic lapilli tuffs and coarse polymictic boulder and cobble basal conglomerates with very well-rounded clasts.  All the foregoing lithologies are assigned to the Carboniferous, and are considered to represent the final stage of Carboniferous volcanism before the onset of Permian clastic sedimentation.

7.3.1	Permian Sedimentary Basin - Nomkhon Bohr Target

The Nomkhon Bohr basin (Figure 7.3.1) is dominated by fine-grained clastic sedimentary rocks with a minor amount of intercalated limestone and dolostone.  The transition from volcanic-dominated Carboniferous highland to the basin is marked by a coarse basal conglomerate similar to those within the volcanic sequence, overlain in apparent conformity by an intermittently-outcropping limestone.  This limestone is up to 4 m thick.  It can be traced to the east-northeast in the same stratigraphic position over a minimum strike length in excess of 3 km, although it is clearly discontinuous between outcrops.  No fossils have been observed in it.  It also lacks internal features, which have been destroyed or obscured by carbonate remobilization.  Other similar-looking limestones crop out immediately north of the Togoot Licence, in close proximity to volcanic rocks that show similarities to the Carboniferous volcanic rocks south of the Nomkhon Bohr basin.

Sandstones in the sedimentary basin are generally fine-grained to very fine-grained and well laminated.  Graded bedding and cross-stratification are the most commonly observed way-up criteria.  Interbedded with the sandstones are beige to olive green siltstones of similar composition with thin (<30 cm thick) limestone interbeds, and fine-grained conglomerates.  In the latter, clasts are generally sedimentary, and clast size rarely exceeds 1 cm in diameter.  Conglomerate beds occasionally exhibit graded bedding and planar cross-stratification.  A distinct conglomerate unit shows a peculiar “bimodal” appearance, with dark brown “lumps” or streaks of coarse sandstone, grit and fine conglomerate incorporated into a pale grey-weathering conglomerate, possibly a reworked lapilli tuff.  Some of the lumps exhibit fine-grained margins, possibly a segregation of fines and coarse material, suggesting that the unit have been unconsolidated and disturbed during deposition.  Occasionally, very fine-grained black-weathering plant debris (possibly well laminated mudstone chips?) is present in the pale grey-weathering conglomerate.  This unit is laterally persistent, and although it can exhibit facies changes along strike, it is used as a marker within the Nomkhon Bohr basin.

A second laterally persistent marker unit is a green-weathering siltstone with unusual rhomboid-shaped non-descript fossils up to 5 mm in length.  These are shell halves that generally display ribs and occasionally growth lines.  Another type of fossil in the siltstone has a distinctive arrowhead shape, also less than 5 mm in size, as well as a fossil that appears to be a very small fish with prominent ribs.  The host siltstone is very well laminated, locally siliceous to cherty in appearance, with rare limestone interbeds.  The laminated fossiliferous siltstone forms part of the immediate hangingwall over the carbonaceous mudstones of the Nomkhon Bohr.  It has also been mapped south of Nomkhon Bohr, but it is not certain whether it has been repeated by folding or a fault.

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Other than the basal limestone, carbonate rocks are usually rare within the Permian sequence.  They are present within siltstone-dominated outcrops as medium to dark grey interbeds of limestone or dolomitic limestone, usually less than 10 cm thick but laterally extensive over tens of metres.  They lack megascopic fossils, and bedding is obscured by remobilization of calcite.  However, about 3.8 km north of the licence boundary (UTM coordinates 601510 4793950), there is a limestone with cylindrical stromatolites, each about 5 to 8 cm in diameter.  There are however thick limy siltstones and sandstones in R-C holes off the western end of Nomkhon Bohr that do not crop out.  Their position in the stratigraphy is uncertain.  They are however thought to be in a downdropped fault block, suggesting that they are high in the Permian sequence.

Based on composition, there are two main types of intrusive rocks in the Nomkhon Bohr basin.  Both appear as well-defined stratiform sills that cut across stratigraphy in fold noses before continuing along strike.  The first type comprises recessively-weathering sills of medium-grained equigranular magnetic diorite to gabbro.  A diorite sill forms part of the hangingwall of the Nomkhon Bohr carbonaceous mudstone stratigraphy.  In one drill hole (EG-09-121), the diorite hangingwall shows an intrusive contact with coal, and in hole EG-09-120 on the same section, is cutting across well laminated siltstone.  Mapping in 2009 shows that this diorite sill is persistent over many kilometres of strike length.  Like the laminated siltstones, it is repeated at least once by folding or faulting, occurring again as a sill outcropping about a kilometre to the south.  The second type of intrusive consists of positively-weathering narrow hypabyssal sills of feldspar-porphyritic mafic, intermediate and felsic composition.  These are most abundant immediately south of Nomkhon Bohr, where they intrude a siltstone ± limestone sequence that has rhomboid fossil debris.  This sequence continues along strike to the east-northeast, but the number of felsic porphyritic sills within it decreases dramatically.  Because cross-cutting contacts have not been observed, relative ages of the diorite sills and the porphyritic dykes is not known.

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Figure 7.3.1
Generalized Geology of the Nomkhon Bohr Target

Carboniferous
Permian
Coal Bearing Stratigraphy
Carboniferous
Nomkhon Bohr Legend
LEGEND
DDH Collars
RC Collars
Shivee Tolgoi Property
Entrée Gold Inc.
Generalized Geology of the
Nomkhon Bohr Target
Togsot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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7.3.2	Permian Sedimentary Basin - Coking Flats and Khar Suul Targets

Much of the geology of these targets (Figure 7.3.2) is obscured either by overburden or by thick Cretaceous conglomerates and sandstones, and for the most part, geology is based on drill holes and interpretation of geophysical surveys.  The limited amount of Permian outcrop comprises a south-trending belt with a limestone marker unit, sandstone, coarse basal cobble conglomerate, and possibly Carboniferous basement volcanic rocks.  In the vicinity of the Khar Suul Target, the trend of these rocks takes an abrupt turn to the west.

In core and r-c chips, carbonaceous mudstones with thin coal plies are present - conglomerates similar to those at Nomkhon Bohr are generally lacking.  At the Coking Flats Target, a distinctive green coarse conglomerate is present in drill core, which may be equivalent to the coarse basal cobble conglomerates overlying and intercalated with Carboniferous volcanics, mapped elsewhere on surface.  At the Khar Suul Target, quartz-bearing fine- to medium-grained equigranular felsic plutonic rocks or dykes (granodiorite, quartz monzonite) were logged in drill core and RC cuttings - these do not outcrop, but may be similar to the felsic intrusions mapped by Panteleyev in the Northwest Togoot map area.

7.3.3	Cretaceous Stratigraphy - Cretaceous Stratigraphy - Togoot MEL

The Cretaceous stratigraphy is known from relatively few outcrops, a couple of excavator trenches, and drill holes on the Coking Flats and Khar Suul targets.  Rocks assigned to the Cretaceous comprise well-oxidised conglomerate, with subordinate amounts of sandstone, siltstone and clay.  Conglomerate is clast-supported and polymictic; clasts are derived mostly from volcanic lithologies, and to a lesser extent from felsic plutonic and fine-grained sedimentary lithologies.  Egg-shaped white quartz pebbles are present.  Their presence on surface allows the presence of conglomerate to be inferred at very shallow depth beneath overburden.  Conglomerate forms a kilometre-wide band of low parallel ridges, a distinctive topographic feature over the Coking Flats target and its related magnetic low.  Petrified wood debris was observed near the western edge of the Cretaceous hills.  Over the Khar Suul and Toogie West targets, drilling in 2008 suggested that gently-dipping sandstone, siltstone and poorly-lithified clay beds become more common, and that clast size in the conglomerate tends to decrease to the west.  Topography as well becomes very subdued.

In the Central Cretaceous Basin, outcrop is limited to a few exposures of highly degraded, possibly flat-lying conglomerate (Figure 7.3.3).  Again, the presence of quartz pebbles and rolling topography was used to infer Cretaceous stratigraphy underneath overburden.  The number of quartz pebbles appears to be much lower than that of the conglomerates in the Coking Flats area.  R-C drilling indicated that the Central Cretaceous Basin is also underlain by clay, and that the amount of conglomerate is subordinate to clay.

Deposition of the Cretaceous stratigraphy on the Togoot MEL is believed to be lacustrine, with conglomerate deposited in high-energy beach environment, and finer sediments in deeper water below wave base.  The greater amount of clay in the Central Cretaceous Basin suggests deposition in a more sheltered lacustrine environment.

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7.3.4	Structural Geology - Northwest Togoot MEL

Structure of the northwest portion of the Togoot MEL demonstrates possibly three deformational events.

The first affected Carboniferous volcanics south of the Nomkhon Bohr sedimentary basin.  Panteleyev (2008) recognized a compressional event giving rise to eastward-verging thrust faults.  In his Northwest Togoot map area, one or more thrusts occur at the eastern contact of the granodiorite pluton and dacite dome to the north, another in volcanic rocks further to the east.  The granodiorite contact is strongly deformed, perhaps including narrow cataclastite zones, and the country rocks to the east in his “western volcanic belt” are tightly folded.  The rocks further to the east in his “eastern volcanic belt” display only broad open folds with overall gently inclined layering.  Additional evidence for (thrust) faulting between the western and eastern volcanic belts is the discordance in layering between the two regions.  In map unit N1, bedded successions strike fairly consistently north-southerly and are steeply dipping.  To the east in map unit NE1, trends in flow banding and other primary layering vary from northeasterly to east-west and the volcanic succession is less severely folded.  An interpretation is that compression of the granodiorite pluton coupled with the western volcanic belt has resulted in thrust faulting with eastward vergence at the contacts of the pluton and dacite dome to the north.  Similarly, a thrust fault marks the contact between the tightly folded strata of map unit N1 on the west from the more moderately tilted rocks of unit NE1 to the east.  This interpretation implies that the rocks of the western belt, map unit series N1 to N4 are older than the rocks to the east.

The second deformational event involved both the Carboniferous and Permian assemblages, and gives rise to the overall map pattern visible on the Quickbird satellite photo.  The structure of the Nomkhon Bohr area was investigated by Dr. S. Carr in 2008.  Her preliminary findings (Carr, 2008) indicate that the basin is a synclinorium.  The map pattern is controlled by two generations of upright folds with steeply dipping axial planes.  East-west-trending Permian strata form the limbs of a tight, shallowly plunging, upright F1 synclinorium, with a wavelength of 0.5 km.  Shallowly- to moderately-dipping rocks occur in the hinge area.  The magnitude of the fold amplitude (e.g. length of limbs in map view) is uncertain, but may be many kilometres.  The Nomkhon Bohr coal measures occur on the southern, generally north-dipping limb of this fold.  Strata and F1 folds are “bent” by generally moderately plunging, SE-NW or N-S striking, upright F2 folds.  F2 folds are open with rounded hinges, have a wavelength and amplitude of ~ 0.5 km, and generally plunge moderately to the northwest, northeast or south.  Different orientations of F2 folds in different parts of the map area may reflect warping by younger folding and/or disruptions by faults.  Faults in the belt of weak rocks associated with the coal-bearing horizon, observed in trenches and core, would account for mismatches in structural style across the unexposed belt of rocks that hosts the coal measures.

A third deformational event affected the Cretaceous stratigraphy.  The conglomerates assigned to the Cretaceous usually have steep to vertical dips.  Although exposure is sparse, a southeast-trending anticline closing to the southeast can be interpreted from structural data and satellite photo bedding traces.

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The dominant fault direction in the Nomkhon Bohr area is northwest.  Faults and highly fractured zones are localized on the short limbs and in the fold hinges of F2 folds.  Such faults appear to have both a strike-slip and a dip-slip component with no great amount of offset.  In contrast, there are at least two extensive northerly-trending dextral faults.  From east to west, the first marks the western termination of the Nomkhon Bohr basin, where south-southwest-trending Carboniferous volcanics have been offset to the north on a north-northeast-trending strike-slip fault.  This fault is likely to have transposed the “Ring Dyke” lithologies over many kilometres (Panteleyev, 2008); the closest other “Ring Dyke” successions are about 18 km distant to the south-southwest).  The second is a parallel fault, approximately 2 km to the west.  It appears to mark the eastern margin of the Khar Suul Target.  Its offset is dextral, but the distance has not been confirmed in mapping to date.

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Figure 7.3.2
Generalized Geology of the Coking Flats, Khar Suul and Toogie West Targets

588,000
590,000
592,000
594,000
N
CS4
Permian Sediments
P6 lmst
12e
12a
CS4
4,790,000
4,790,000
CS3
Toogie West
Khar Suul
CS6
CS3
CS4
CS3
CS1
Coking Flats
Dominantly Cretaceous conglomerates
4,788,000
4,788,000
Cretaceous sandstones, conglomerates, siltstones, mudstones
4,786,000
4,786,000
Granodiorite
Carboniferous Volcanics
CS3
CS4
CS6
4,784,000
4,784,000
CS5
CS3
Permian Sediments
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Generalized Geology of the
Coking Flats, Khar Suul and
Toogie West Targets
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Figure 7.3.3
Generalized Geology of the Central Cretaceous Basin Target

RING DYKE
CENTRAL CRETACEOUS BASIN
MORINII TAKH
BAYAN-OVOO
EG-07-061
EG-05-037A
EG-07-054
EG-07-060
EG-05-037
EG-RC-06-005
EG-RC-06-003
EG-RC-06-002
EG-RC-06-004
EG-07-059
EG-RC-06-001
EG-RC-09-084
EG-RC-09-087
EG-RC-09-083
EG-RC-09-089
EG-RC-09-088
EG-RC-09-082
EG-RC-09-090
EG-RC-09-086
EG-RC-09-081
EG-05-030
EG-05-036
EG-RC-09-085
EG-05-024
EG-05-033
EG-05-030A
EG-05-027
EG-05-028
EG-05-035
4,775,000
4,770,000
4,765,000
LEGEND
Conglomerate
Intrusives
Latite
Rhyolitic
DDH Collar
RC Collar
Dacitic
Andesitic
Mafic
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Generalized Geology of the CCB
Southwest Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Province, Mongolia

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8.	DEPOSIT TYPES

Type deposit descriptions of copper-gold porphyries, high-sulphidation epithermal and low-sulphidation epithermal deposits are taken from Panteleyev, 1995, 1996a and 1996b.  Coal deposit descriptions are taken from Thomas, 2002.

8.1	PORPHYRY COPPER ± GOLD DEPOSITS

Porphyry copper deposits commonly form in orogenic belts at convergent plate boundaries, linked to subduction-related magmatism.  They can also form in association with the emplacement of high-level stocks during extensional tectonism which is related to strike-slip faulting and back-arc spreading following continent margin accretion.  Host rocks are typically intrusions, which range from coarse-grained phaneritic to porphyritic stocks, batholiths and dyke swarms. Intrusive rock compositions range from calcalkaline quartz diorite to granodiorite and quartz monzonite.  There are multiple intrusive phases that are successively emplaced, and a large variety of breccias are typically developed.

Stockworks of quartz veinlets, quartz veins, closely-spaced fractures and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in, or adjoining, porphyritic intrusions and related breccia bodies.  The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the hostrock intrusions and wallrocks.  Zones where fracturing is most intensely developed can give rise to economic-grade vein stockworks, notably where there are coincident or intersecting multiple mineralized fracture sets.  Disseminated sulphide minerals are present, generally in subordinate amounts.  Typical minerals include pyrite, chalcopyrite; molybdenite, lesser bornite and rare (primary) chalcocite, with lesser tetrahedrite/tennantite, enargite and minor gold, electrum and arsenopyrite.  Late-stage veins can contain galena and sphalerite in a gangue of quartz, calcite and barite.

Alteration commonly takes the form of different assemblages that are gradational and can overprint earlier phases.  Potassic-altered zones (K-feldspar and biotite) commonly coincide with mineralization.  This alteration can be flanked in volcanic host rocks by biotite-rich rocks that grade outward into propylitic rocks.  The biotite is a fine-grained, secondary mineral that is commonly referred to as a “biotite hornfels”.  The early biotite and potassic assemblages can be partially to completely overprinted by later biotite and K-feldspar alteration, zoning outwards to quartz-sericite-pyrite (phyllic) alteration, then, less commonly, argillic zones, and rarely, in the uppermost parts of some deposits, kaolinite-pyrophyllite, or advanced argillic, alteration.

Porphyry copper deposits can be subdivided into three styles on the basis of Cu, Au and Mo metal content ratios.  Typical tonnages and grades for the three styles are:

•	Porphyry Cu: averages 140 Mt at 0.54% Cu, <0.002% Mo, <0.02 g/t Au and <1 g/t Ag

•	Porphyry Cu-Au: averages 100 Mt at 0.5% Cu, <0.002% Mo, 0.38 g/t Au and 1 g/t Ag

•	Porphyry Cu-Mo: averages 500 Mt at 0.42% Cu, 0.016% Mo, 0.012 g/t Au and 1.2 g/t Ag.

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8.2	HIGH-SULPHIDATION EPITHERMAL DEPOSITS

Mineralized high-sulphidation epithermal gold deposits predominantly occur in younger poorly eroded magmatic arcs, for example in the Andes of South America, and are hosted in volcanic rocks that are associated with subvolcanic intrusions, particularly flow dome complexes.  Deposits are commonly localized by similar major structural corridors to those which host porphyry Cu-Au deposits.

Host rocks are typically volcanic pyroclastic and flow rocks, of andesitic to dacite to and rhyodacitic, composition and their subvolcanic intrusive equivalents.  Permeable sedimentary intervolcanic units can also be sites of mineralization.  Deposit settings range from volcanic edifices such as caldera ring and radial fractures to fracture sets in resurgent domes and flow-dome complexes, hydrothermal breccia pipes and diatremes.  The deposits occur over considerable crustal depths, ranging from high-temperature solfataras at paleosurface down into cupolas of intrusive bodies at depth.

Mineralization forms in veins and as massive sulphide replacement pods and lenses, stockworks and breccias.  The deposit shapes are commonly irregular, and controlled by combinations of structural setting and host rock permeabilities.  Multiple, crosscutting composite veins and vein sets are common.  Two mineralization types are commonly present: massive enargite-pyrite and/or quartz-alunite-gold; characteristic mineral assemblages include pyrite, enargite/luzonite, chalcocite, covellite, bornite, gold, and electrum; lesser minerals, which may or may not be present, comprise chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides including goldfieldite.

Advanced argillic alteration is the most common alteration type, and can be aerially extensive.  Quartz occurs as fine-grained replacements and as vuggy, residual silica in acid-leached rocks.

There are wide variations in deposit types, ranging from bulk- mineable, low-grade to selectively mined, high-grade deposits:

•
Underground mines range in size from 2 to 25 Mt. at grades reaching as high as 178 g/t Au, 109 g/t Ag and 3.87% Cu in direct smelting ores, such as those reported from portions of the El Indio Deposit in Chile to 2.8 g/t Au, 11.3 g/t Ag and 1.8% Cu at Lepanto in the Philippines.

•
Open pit mines vary in size from <100 Mt to >200 Mt. and range in grade from  3.1 g/t Au and 16 g/t Ag  at Pueblo Viejo, in the Dominican Republic to the Nansatsu Deposits, Japan that grade between 3 and 6 g/t Au.

8.3	LOW-SULPHIDATION EPITHERMAL DEPOSITS

Low-sulphidation epithermal deposits are high-level hydrothermal systems which vary in crustal depths from 1 km to surficial hot spring settings.  Host rocks are extremely variable, ranging from volcanic rocks to sediments.  Calcalkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits.  A third, less common association, is with alkalic intrusive rocks and shoshonitic volcanics.  Clastic and epiclastic sedimentary rocks in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

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Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits.  At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization.  Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets and hydrothermal and tectonic breccias can act as mineralised-fluid channelling structures.  Through-going, branching, bifurcating, anastomozing and intersecting fracture systems are commonly mineralized.  Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change.  Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 to 350 m interval, from a base metal poor, Au-Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal rich zone grading at depth into a sparse base metal, pyritic zone.  From surface to depth, metal zones grade from Au-Ag-As-Sb-Hg-rich zones to Au-Ag-Pb-Zn-Cu-rich zones, to basal Ag- Pb-Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite.  Pervasive silicification in vein envelopes is flanked by sericite-illite-kaolinite assemblages.  Kaolinite-illite-montmorillonite±smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite-alunite (advanced argillic alteration) may form along the tops of mineralized zones.  Propylitic alteration dominates at depth and along the deposit margins.

Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite.  Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalts and/or selenide minerals.  In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Low-sulphidation deposits typically contain the following tonnages and grades:

•	Au-Ag deposits (“bonanza” deposits) typically contain about 0.77 Mt at 7.5 g/t Au, 110 g/t Ag and minor Cu, Zn and Pb, eg Comstock, Aurora (Nevada, USA)

•	Au-Cu deposits usually average tonnages about 0.3 Mt at average grades of about 1.3% g/t Au, 38 g/t Ag and >0.3% Cu, eg Sado, Hishikari (Japan).

8.4	COAL DEPOSITS

Coal is a unique rock type in the geological record.  It is defined as a combustible sedimentary rock in which organic matter, including residual moisture (as defined by ASTM Procedure 3180-84), comprises more than 50% by weight and more than 70% by volume of carbonaceous material formed from altered plant remains (Hughes et al, 1989).  Coal results from the accumulation of plant debris in a specialized environment of deposition (Thomas, 2002).  It has a wide range of physical and chemical properties, leading to various coal lithotypes (vitrain, clarain, durain, fusain; Stopes, 1919), comprised of varying proportions of macerals (analogous to minerals in inorganic rocks).  Macerals are classified into three major groups: vitrinite, inertinite, and liptinite:

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•
Vitrinites are derived from vegetative and woody tissues of roots, stems, barks and leaves composed of cellulose and lignin, and occur in coal seams resulting from anaerobic preservation in swamps, and in coaly shales where organic and mineral matter were deposited rapidly (ICCP, 1998).  Vitrinites are the main components of bright coal.

•
Inertinites are highly degraded macerals of diverse origin, such as tissues of fungi, fine detrital plant fragments, gelified amorphous material, and cell secretions altered by redox and biochemical processes during peatification (ICCP 2001).

•	Liptinites are derived from decayed leaf matter, spores, pollen and algal matter.

Most coals contain a high percentage (50 to 90%) of vitrinites, 5 to 40% inertinites, and 5 to 15% liptinites.  Coal itself is a mixture of macerals and “ash”.  The latter can have two meanings in coal work:

•	Analytically-determined inorganic residue after burning of a coal sample

•	Clay-altered fine volcanic ash, also known as “tonstein”, which can occur as thin bands or plies separating coal plies within a coal seam.

Extraneous ash is introduced by sedimentary and volcanic processes into a basin that eventually undergoes coalification.  Ash can also be inherent, derived from the inorganic fraction that was structurally a part of the original plant material.

Coal occurs as seams of black to brown coal hosted by clastic sedimentary rocks.  Tectonic settings are stable continental basins, shelves on the trailing edge of continents, foreland basins, and back-arc basins.  Common depositional environments comprise areas of slow sedimentation in fresh water with few or no marine incursions: deltas; shoreline swamp, raised swamp, lacustrine settings, and floating vegetation mats.  Associated rock types exhibit evidence of non-marine deposition.  Carbonaceous mudstones, siltstones and sandstones are the most common, often with cross-stratification and other sedimentary structures formed in shallow water.

Coals change chemically and physically as the rank of coal increases.  Rank is a measure of a coal’s degree of metamorphism, which can be expressed as its position in the lignite-to-anthracite series.  The coal encountered on the property ranges from dull to bright - it often exhibits high lustre and is not dusty.  Mineral matter (ash) is in coal as rock bands or plies, as finely intermixed material of authogenic or detrital origin (inherent mineral matter), and as secondary material deposited in fractures and open spaces.

Geophysically, coal has a low density and variable to high resistivity (high pyrite content may give rise to low to moderate conductivity).  Surface exploration techniques include direct-current profiling, refraction and reflection seismic, and gravity.  Subsurface or borehole techniques include gamma logs, neutron logs, gamma-gamma density logs, sonic logs, resistivity logs and caliper logs.

Determination of coal quality in the analytical lab usually begins with proximate analysis, which determines the ash (inert mineral matter) content (%), moisture content (%), volatile matter (%) and Fixed Carbon (%).  Total Sulphur (%), and calorific (heating) value are usually analysed in conjunction with proximate analysis.  Ash and moisture content combined can be considered to be analogous to grade - the higher the ash and moisture, the lower the coal quality.  An empirical determination of coal rank can be calculated from proximate analysis and heating value using the Parr Formulas.  Additional analytical determinations may include specific gravity, free swell index (to determine coking or metallurgical suitability), ultimate analysis, ash analysis, Hargrove Index (to determine grinding characteristic), ash fusion, trace elements and petrographics.

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There are a number of coal classification systems used to describe coal; the most commonly used system is a modified Diessel classification (Diessel, 1992) as outlined in Table 8.4.1.

Table 8.4.1 Modified Classification of Coal
Lithotype		Description
Bright Coal (vitrain)	B	Bright; brittle; may contain up to 10% dull coal but in bands less than 5 mm thick.
Banded Bright Coal (clarain)	BB	Mainly bright coal containing thin (less than 5 mm) dull coal bands ranging in proportion between 10 and 40%. Often vitreous with conchoidal fracture.
Banded Coal (duroclarain)	BD	Contains bright and dull coal bands (less than 5 mm) ranging in proportion of 40 to 60%.
Banded Dull Coal (clarodurain)	DB	Mainly dull coal containing thin (less than 5 mm) bright bands in proportion of 10 to 40%.
Dull Coal (durain)	D	Dull coal, matt luster; may contain up to 10% bright coal in bands up to 5mm.
Fibrous Coal (fusain)	F	Dull, may have satin sheen, friable, charcoal appearance; may contain up to 10% other lithotypes.
Shaly Coal (sometimes called bone coal).		Contains between 30 and 60% (by volume) of clay and silt either as an admixture or in discrete bands of less than 5 mm.
Coaly Shale, coaly mudstone, coaly sandstone etc.		Any sediment containing 10 to 60% (by volume) coaly material as thin bands (less than 5 mm), laminations or splints.
Carbonaceous Shale, Carbonaceous Mudstone (sometimes called carbargillite).		Any sediment containing 10 to 60% disseminated carbonaceous matter.
Shale, Mudstone, Siltstone, Sandstone, etc.		Any sediment containing less than 10% carbon material.

The Geological Survey of Canada classifies coal deposits in terms of their geological complexity (Geology Type) and probable recovery method (Deposit Type; Hughes et al, 1989).  Deposit type refers to the anticipated method of extraction of the coals. Four deposit types are discussed by Paper 88-21: (i) surface, (ii) underground, (iii) non-conventional, and (iv) sterilized. The classifications are important due to varying criteria applied to evaluating coal for resource calculations. The Nomkhon Bohr Deposit is considered an underground deposit, although there are some areas where the coal resources are amenable to surface mining.

Hand-in-glove with deposit type is geology type. Geology type, as considered in GSC Paper 88-21, refers to the general geological complexity of the coals. The amount of tectonic deformation of the coals is the main factor in assessing geology type, but sedimentological and stratigraphic complexities also are considered. Four geology types are discussed by Paper 88-21: (i) low, (ii) moderate, (iii) complex, and (iv) severe. The classifications are important due to the application of the density of data points needed to adequately define coal seam continuity for assurance-of-existence resource classification purposes. The geology type at the Nomkhon Bohr Deposit is considered to be 'complex' bordering on ‘severe’.

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8.4.1	Coal in Mongolia

Mongolian coal deposits range in age from Carboniferous to Cretaceous, grouped into twelve basins within the Western and Eastern Mongolian coal-bearing provinces.  Tavan Tolgoi, the largest Mongolian coal deposit, occurs within the South Gobi basin, where coal is present in Upper Permian strata and Jurassic rocks.  Other deposits in the basin are Nariin Sukhait (in production) and Gurvantes.

Reference material in English on Mongolian coal deposits is lacking, with the major references in Mongolian or Russian.  A recent paper by Erdenetsog et al (2009) begins to address this issue, portions of which are quoted verbatim below.

Mongolian coal deposits are classified into two coal-bearing provinces (Western and Eastern Mongolian), twelve basins, and three areas based on origin, age, tectonic settings, coal characteristics and coal-bearing sequences...A total of 200 coal occurrences and deposits are known, of which 70 have been explored.

The deposition of coal-bearing strata commenced with the Pennsylvanian Altai group, and continued with Upper Permian Tavantolgoi group, Lower-Middle Jurassic Jargalant, Bakhar and Saikhan formations, and finally with the Lower Cretaceous Andkhudag formation and Zuunbayan group.
Pennsylvanian coal seams were deposited in Western Mongolian province, where peat formation was initially developed in the southernmost part and later gradually shifted to northward. By the Late Permian, the locus of coal formation had changed. Main peat accumulation took place in southern Mongolia (South Gobi basin).  However peat was also accumulated in the Valley of Lakes. Lower-Middle Jurassic coal accumulated in western, northern and eastern Mongolia. Usually, coal-bearing strata start with coarse grained fluvial deposits that are covered by well sorted alluvial sediments. Coalbearing upper part has been deposited in lacustrine and lacustrine-swamp environments. During this time, peat forming condition was comparatively stable especially in northern Mongolia (Orkhon-Selenge area). In the Early Cretaceous, thick and extensive coal was formed in the Eastern Mongolian province. At the same time coal seams were accumulated in the Valley of Lakes, too. Lower part of coal-bearing succession is composed of lacustrine deposits with thick mud and shale that were covered by fluvial sediments. Middle part of succession deposited in alluvial-lacustrine, lacustrine-swamp and alluvial environments. Finally tectonic regime intensified and coarse grained fluvial deposits accumulated again.

The coal-bearing upper Permian Tavantolgoi group fills several sub basins and is folded and faulted by normal and thrust faults…The group is divided into two formations: the lower-Multicolored formation, and the upper- Coal-bearing formation…The thickness of Multicolored and Coal-bearing formations varies from 260 m to 1200 m and from 215 m to 1220 m, respectively…The lower section of the Multicolored formation is composed of conglomerate with gravel, sandstone, and siltstone layers. The rocks in the section are red and brown in color. The upper section of the formation is characterized by sandstone, siltstone and shale with thin layers of limestone with siderite. The color of rocks is red, gray-green, gray, and brown. The overlaying Coal-bearing formation consists of sandstone, siltstone, shale and coal measures with thin gravel, conglomerate, coaly shale and rare limestone layers. The formation hosts 14 individual coal seams.

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Mongolia hosts with large coal resources estimated at 152 billion tonnes…Conclusions of our studies are:

•
Mongolian coals tend to become younger from west to east.  Carboniferous coals are to be found in Western Mongolia and Permian coals in central and southern Mongolia. Jurassic and Cretaceous coals are located in the central, northern and eastern parts of Mongolia.

•
Coal rank is controlled by the age of the coal-bearing sequences.  Carboniferous coals are high rank bituminous (up to semianthracite) and Permian coals are low rank bituminous. Jurassic and Cretaceous coals are subbituminous and lignite, respectively.

•
Carboniferous (Mongol-Altai basin), Permian (South Gobi and Southern Khangai basins) and Jurassic coal-bearing basins (Ikh Bogd and Ongi River basins) are foreland basins formed under compressional tectonic events. Cretaceous coals (Eastern Mongolian province) accumulated within the rift valleys created by extensional tectonics.

•
Mongolian coals are humic in type and formed under non-marine influences. Petrographically, Jurassic coals are distinct from others.  They are characterized by high concentrations of vitrinite (87.3 vol.% to 96.6 vol.%) and liptinite groups (up to 11.7 vol.%). This could be explained by raised water tables resulting from the more humid, monsoonal paleoclimate.

•	Approximately 3.2 Gt of Permian and Carboniferous coals may be suitable for metallurgical purposes, whereas 6.9 Gt of Lower Cretaceous and Jurassic coals can be classed as thermal coals.
•	Coal characteristics of deposits within the South Gobi basin are given in Table 8.4.2.

Table 8.4.2
Coal Quality of Deposits in the South Gobi Basin (after Erdenetsog et al, 2009)
DEPOSIT	AGE	SEAM	THICKNESS (m)	MOISTURE (dry wt%)	VOLATILES (wt%)	ASH (dry wt%)	CALORIFIC VALUE (MJ/kg)	S (dry wt%)
Tavantolgoi	Permian	Seam XIII	7	2.1	34.2	27	32.6	0.7
Tavantolgoi	Permian	Seam IX	20	0.5	30.1	24.6	33.7	0.7
Tavantolgoi	Permian	Seam VIII	23	0.6	29.8	24	33.7	0.7
Tavantolgoi	Permian	Seam IV	12	0.5	26.3	21.5	33.7	0.7
Tavantolgoi	Permian	Seam III	6	0.6	25.9	19.9	34.4	0.7
Tavantolgoi	Permian	Seam 0+I	19	0.5	23.1	25.1	33.5	0.7
Nariin Sukhait	Permian	Seam V	33	1	33.2	12.5	32.4	0.5
Gurvantes	Permian	Seam I	9	2.3	34.3	20.7	32.5	0.9

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9.	MINERALIZATION

The following mineralization summaries are sourced from Panteleyev (2004a; 2004b; 2005), Juras (2005), Cherrywell (2005), Forster (2006), Forster and Crane (2006), Khashgerel et al. (2006), Forster et al. (2008), Watkins (2007) and Lewis (2008).

9.1	JOINT VENTURE PROPERTY

9.1.1	Hugo North Extension

Information on the mineralization at Hugo North Extension is taken from Juras (2005), Cherrywell (2005) and Forster (2006).  An interpreted section, at 4768300N, is included as Figure 9.1.1; Figure 9.1.2 shows the mineralization and alteration distributions for the same section.

9.1.1.1	Grade Distribution

The highest-grade copper mineralization in the Hugo North Extension Deposit is related to a zone of intense stockwork to sheeted quartz veins that typically grades over 2% Cu.  The high-grade zone is centred either on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks (unit DA1) in the southern part of the deposit.  In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely veined zone.  This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1).

Elevated gold grades in the Hugo North Extension Deposit occur within the up-dip (western) portion of the intensely veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.  Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume).  This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible.  The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins.  The fine-grained sulphide gives the rocks a black “sooty” appearance.  The red coloration is attributed to fine hematite dusting, mainly associated with albite.

The eastern limit of the high-grade zone coincides with either an intrusive or faulted eastern contact of the quartz monzodiorite.  The peripheral low-grade zone to the east is contained mainly in augite-phyric basalt (unit DA1) and to a lesser extent in dacite tuff (unit DA2b).

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Figure 9.1.1
Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North

Note:
-	Figure from Ivanhoe Mines Ltd.

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Figure 9.1.2
Geology and Mineralization Section N4768300, Looking North

Hugo Dummett Deposit E-W section N4768300

>2.5% Cu
0m
65150 mE
-500m
West Bat Fault
Deep gold zone
0.6% Cu
Hanging wall Fault

Early Carboniferous
- Hornblende-biotite granodiorite
- Basaltic volcaniclastic, and flows
- Andesitic ash flow tuff

Late Devonian
- Biotite granodiorite
- Red quartz monzodiorite
- Quartz monzodiorite with intense quartz veining
- Volcanogenic siltstone, sandstone
- Basaltic volcanic flow breccia
- Laminated carbonaceous siltstones/ conglomerate
- Dacitic ash flow tuff/ block ash tuff
- Augite basalt

Distribution of molybdenite and deep gold zone

>2.5% Cu
West BatF ult
Bo
Bo
Cp
Cp
0.6% Cu

High-grade zone
>2.5% Cu

Molybdenite zone
>75ppm Mo

Deep gold zone
Cu (%): Au(ppm) ~ 2 to1

Histograms show molybdenite (blue)

Molybdenite occurs on the margin of the 0.6% Cu grade envelope

The deep gold zone is hosted by potassically altered (red) quartz monzodiorite, and is bornite dominated

Distribution of chalcopyrite, bornite and overprinting advanced argillic alteration

>2.5% Cu
West Bat Fault
Bo
Deep gold zone
Cp
Cp
0.6% Cu

Advanced argillic zone

Histograms show chalcopyrite (green) on left and bornite (magenta) on right

Based on logged sulfide abundance the high-grade zone is dominated by bornite-chalcopyrite, and on east side exhibits an outward zonation to chalcopyrite and to pyrite-enargite (in the advanced argillic zone).

Mineralization to the western side of the high-grade zone is bornite dominated and gold-rich

At deepest levels the gold-rich zone becomes chalcopyrite dominated

The advanced argillic zone occurs on the outer margin of the mineralized system, but overlaps the 0.6% Cu grade shell

Note:
-	Figure from Ivanhoe Mines Ltd.

Alteration and mineralization intensity drops abruptly at the upper contact of this package.  To the west, the high grade zone is bounded by the Boundary/West Bat Fault system and related splays, which juxtapose it against either unmineralized stratigraphically-higher rocks or more weakly mineralized quartz monzodiorite bodies.

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9.1.1.2	Mineral and Geochemical Zonation

Bornite is dominant in highest-grade parts of the deposit (3% to 5% Cu) and is zoned outward to chalcopyrite (2% Cu).  At grades of less than 1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.  The high-grade bornite zone comprises relatively coarse bornite impregnating quartz and as disseminations in wall rocks, usually intergrown with subordinate chalcopyrite.  Pyrite is rare or absent, except in local areas where the host rocks display advanced argillic alteration.  In addition, high-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold.  These minerals occur as inclusions or at grain boundaries.

9.1.1.3	Alteration Zonation

The Hugo North Extension Deposit is characterized by copper-gold porphyry and related styles of alteration which are believed to be analogous to the description appended below for the adjacent Hugo North Deposit.

Alteration at Hugo North includes biotite-K-feldspar (K-silicate), magnetite, chlorite-muscovite-illite, albite, chlorite-illite-hematite-kaolinite (intermediate argillic), quartz-alunite-pyrophyllite-kaolinite-diaspore-zunyite-topaz-dickite (advanced argillic), and sericite-muscovite zones (Juras, 2005).

Chlorite-illite marks the outer boundary of the advanced argillic zone.  It occurs mainly in the coarser, upper part of the dacite tuff.

Quartz-pyrophyllite-kaolinite-dickite (advanced argillic) is hosted mainly in the lower part of the dacite tuff, although on some sections at Hugo North it extends into strongly veined quartz monzodiorite.  The advanced argillic zone is typically buff or grey, and late dickite on fractures is ubiquitous.  Within the advanced argillic zone, a massive quartz-alunite zone forms a pink-brown bedding-parallel lens.

Topaz is widespread as late alteration, controlled by structures cutting both the advanced and intermediate argillic zone.  Topaz appears to replace parts of the quartz-alunite zone. In addition topaz may also occur as disseminations with quartz-pyrophyllite-kaolinite alteration.  Topaz-rich zones are mottled buff or light brown and sometimes vuggy.

Hematite-siderite-illite-pyrophyllite-kaolinite-dickite (intermediate argillic) alteration is an inward zonation from the advanced argillic zone, and is commonly hosted by augite basalt but may also occur in dacite ash-flow tuff.  Hematite usually comprises fine specularite and may be derived from early-stage magnetite or Fe-rich minerals such as biotite or chlorite.

Hematite-chlorite-illite-(biotite-magnetite) (chlorite) is transitional to the intermediate argillic zone and is commonly hosted by augite basalt.  It is characterized by a greenish coloration, and relict hydrothermal magnetite, either disseminated or in veins.

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Muscovite-illite (sericite) generally occurs in the quartz monzodiorite intrusions and is a feature of the strongly mineralized zone.  Alteration decreases with depth in the quartz monzodiorite.

At Hugo North Extension, the distribution of the alteration is strongly lithologically controlled: dacite tuff typically shows strong advanced argillic alteration, whereas basalt tends to be chlorite-muscovite-hematite-altered with pyrophyllitic advanced argillic alteration in its uppermost parts.  Pockets of advanced argillic alteration occur locally in the high-grade zone in the quartz monzodiorites.

9.1.2	Heruga Deposit

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Senior Geologist for Ivanhoe).  Review of core and geological interpretations on site by QG indicated that the present understanding of mineralization is reasonable given the wide drill spacings.  Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineral deformation.  Forster et al. (2008) note that the mineralization style most closely accords with that at Southwest Oyu Tolgoi, but that the system has lower quartz vein content. Cyrill Orssich (Senior Geologist for Ivanhoe) updated some parts of this section in 2009 following subsequent drilling.

The Heruga deposit is a Cu, Au, Mo porphyry deposit with overlapping zones of mineralization consisting of a Mo-rich carapace at higher elevation with increasing Au-rich mineralization at depth.  Copper-rich mineralization occurs at intermediate elevations and overlaps both the Mo rich and Au rich zones.  At a 100 ppm Mo cut-off the Mo zone has a vertical extent of 300 to 400 m.  At a 0.3% Cu cut-off the top of the copper zone roughly correlates with the top of the Mo zone but extends to deeper depths, for a total vertical extent in the order of 600 m.  At a 0.3 g/t cut-off the top of the gold zone is generally about 280 m below the top off the Cu and Mo zones, creating a small overlap with the Mo zone in areas, and a more significant overlap of the Cu zone.  The bottom of the gold zone generally extends below the bottom of the Cu zone by about 200 m, giving the gold zone a total vertical extent of about 450 m.  The three zones together combine for a continuous zone of mineralization with a vertical extent of close to 800 m.  Post mineral NNE trending subvertical faults have offset mineralization into two discrete structural blocks.  Mineralization remains open down dip to the east of the eastern block although trending towards lower grades in that direction.  The western block is assumed to terminate against a parallel NNE trending structure, intersected at higher elevations in only a few drill holes, and remains poorly defined at the depth of the deposit.  The high grade gold core in the western block remains poorly defined and requires further definition.

There is a rough spatial correlation between metal and alteration zonation and the two may be genetically linked.  Generally speaking at deeper levels mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite-chlorite-albite-actinolite altered basalt or sericite-albite altered quartz monzodiorite.  Selvages of salmon pink albite alteration occur with chalcopyrite associated with higher grade mineralization in both basalt and quartz monzodiorite.  The higher levels of the orebody are overprinted by strong quartz-sericite-tourmaline-pyrite alteration where mineralization consists of disseminated and vein controlled pyrite, chalcopyrite and molybdenite.

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Gold may correlate with strong biotite alteration at the deeper levels of the deposit.  Au to Cu ratios (ppm:%) are generally less than one throughout the upper Mo-rich part of the deposit, i.e. within the >100 ppm Mo shell.  Below this, the gold to copper ratios reflect an inverse relationship between Au and Cu.  The Au to Cu ratio increases rapidly with depth from one to greater that 10, reflecting decreasing copper grades and increasing gold grades.  In the deepest parts of the deposit chalcopyrite diminishes to only trace amounts, and is replaced by pyrite as the predominant sulfide.  This would suggest that Au does not correlate with chalcopyrite, but is perhaps associated with pyrite at the deepest levels.  East of the Bor Tolgoi Fault high Au:Cu values occur within and marginal to a quartz monzodiorite intrusion.  However; west of the Bor Tolgoi Fault, a small quartz monzodiorite dyke was intersected in only one drill hole and a possible association is less apparent.

A paragenetic framework suggested by Hopper (2008) is simplified as follows:

•	Pre to early mineral alteration facies predating intrusion of Qmd (dark coloured alteration)

•	Early pervasive biotite magnetite actinolite alteration with quartz magnetite-chalcopyrite-pyrite

•	Retrograde chlorite-epidote-sericite

•	Intermineral alteration facies

•	Quartz-magnetite-chalcopyrite-bornite-pyrite-molybdenite and associated quartz-albite, biotite, actinolite alteration

•	Inter to late mineral alteration facies (light coloured alteration)

•	Pyrite sericite pyrophyllite alteration (molybdenite shell seems to coincide with this stage)

•	Post Mineral

•	Quartz-calcite veinlets.

Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits. Lewis (2008) reports that some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

High grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

There is no oxide zone at Heruga, nor is there any high-sulphidation style mineralization known to date.  Drilling plans and typical sections for the Heruga deposit are shown in Figure 7.2.4 to Figure 7.2.7.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

9.2	LOOKOUT HILL WEST

Exploration by Entrée in 2009 was focused on the Togoot MEL, on coal and precious metals targets.

9.2.1           Coal

In 2008, coal was discovered by excavator trenching and in core on the Nomkhon Bohr target, and by drilling on the Coking Flats target.  Work in 2009 continued evaluation of these targets, and explored for coal at the Khar Suul, Toogie West, and Central Cretaceous Basin targets.

9.2.1.1	Nomkhon Bohr

The Nomkhon Bohr target has been traced over approximately 1200 m.  Drilling in 2009 established the continuity of the coal-bearing stratigraphy at Nomkhon Bohr from section to section and in the downdip direction to the property boundary.  Five Seam Series are recognized; from north to south these have been named 100, 300, 500, 700 and 900.  A Seam Series comprises one or more coal seams (beds) within carbonaceous mudstones, generally separated from other seam series by carbonaceous mudstone, siltstone and sandstone.  With the exception of Series 900, the Seam Series can be traced from Section to Section and from hole to hole along Section.  Within a Seam Series there can be one to several Seams (i.e. 530, 550, 570) of high-ash coal.  Visually, there are no obvious differences among the coal seams, and no petrographic work has been carried out.  Based on ash content, Seams can be further subdivided into Plies separated by ash intervals, although this was not attempted for the Nomkhon Bohr target.

Coal seams and plies are readily identified in core.  Regardless of apparent thickness in drill core, the coal is usually dull (durain) or banded dull (clarodurain).  Less often, banded bright (clarain) and bright (vitrain) coal is present.  Cleating was usually not well developed, except in individual vitrinite bands.  Ash content is high, less than 40% but almost always in excess of 25% on a moisture-free basis.

Average and range raw coal quality is presented in Table 9.2.1.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 9.2.1 Coal Quality Average and Range by Seam (air-dried basis)
Seam	# Samples	IntvlThk (m)		Moist (%)		Ash (%)		Vols (%)		FC (%)		S (%)		CV (KJ/kg)
		AVE	RANGE	AVE	RANGE	AVE	RANGE	AVE	RANGE	AVE	RANGE	AVE	RANGE	AVE	RANGE
130	4	1.6	0.4 - 4.0	1.59	0.91 -2.24	42.22	33.81 - 46.7	6.95	1.09 - 13.35	51.93	47.3 - 60.8	0.78	0.43 - 1.05	4705	3768 - 5470
150	5	0.96	0.3 - 1.5	3.84	1.15 - 10.89	41.95	33.43 - 48.36	4.20	1.92 - 7.62	50.02	45.53 - 56.33	0.74	0.13 - 1.48	4231	3029 - 4983
310	4	0.86	0.6 - 1.4	0.60	0.37 - 0.81	41.73	38.3 - 46.54	8.85	3.63 - 16.39	48.83	44.22 - 57.26	1.31	1.14 - 1.49	4794	4465 - 5113
330	13	1.11	0.30 - 3.45	0.84	0.4 - 1.52	40.43	30.91 - 47.89	10.05	4.68 - 17.78	48.68	40.95 - 55.73	1.65	0.57 - 3.30	4823	4044 - 5755
350	14	1.58	.3.0- 3.15	1.08	0.55 - 2.14	40.65	34.02- 47.24	11.71	2.56 - 19.44	46.55	34.85 - 54.76	1.51	0.29 - 2.56	4887	3887 - 5778
510	2	1.38	1.25 - 1.50	0.70	0.68 - 0.72	39.22	35.46 - 42.98	15.97	13.4 - 18.54	44.12	42.95 - 45.28	1.19	0.97 - 1.40	4970	4640 - 5300
530	11	1.9	0.35 - 4.0	1.04	0.49 - 1.92	37.62	31.7 - 48.28	17.22	6.92 - 23.93	44.09	31.37 - 55.12	1.54	0.98 - 2.3	5086	3956 - 6754
550	15	2.57	0.5 - 11.9	1.22	0.76 - 1.70	36.98	27.69 - 47.53	14.70	5.81 - 20.45	47.09	32.56 - 56.82	1.53	0.95 - 2.82	5229	3954 - 6045
570	12	1.95	1.0 - 4.6	1.26	0.64 - 2.2	41.12	34.4 - 49.21	15.98	6.01 - 19.09	41.63	33.15 - 48.77	1.33	0.82 - 2.14	4701	3847 - 5471
750	12	2.17	0.65 - 4.5	1.27	0.8 - 2.19	42.73	38.95 - 45.46	14.97	8.88 - 18.80	41.04	35.66 - 46.39	1.15	0.57 - 2.08	4518	3695 - 4866
950	2	4.8	1.4 - 8.2	1.45	1.41 - 1.49	45.06	44.92 - 45.19	13.61	12.27 - 14.94	39.89	38.46 - 41.31	0.92	0.83 - 1.0	4409	4203 - 4615
Total				1.28		39.32		13.83		45.65		1.36		4946

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Using Parr formula to determine rank, the bulk of Nomkhon Bohr coal is Medium Volatile (Table 9.2.2).  Free Swell Index tests done in 2008 indicate that the coal is non-coking, and not suitable for metallurgical purposes.

Table 9.2.2 Nomkhon Bohr Coal Seams - Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
597400	EG-09-123	330	93.10	93.60	0.50	1.73	0.86	40.18	5.56	53.39	0.68	4771	Anthracite
		350	99.50	101.20	1.70	1.73	0.55	39.73	5.81	53.90	2.45	5778	Anthracite
		530	102.30	103.30	1.00	1.57	0.49	31.70	12.69	55.12	1.93	6754	Low Volatile Bituminous
		550	104.20	106.00	1.80	1.60	0.76	34.67	13.12	51.45	1.92	6045	Low Volatile Bituminous
		570	108.50	109.50	1.00	1.74	1.10	44.12	6.01	48.77	1.09	5003	Anthracite
		750	111.30	112.30	1.00	1.71	0.80	43.92	8.88	46.39	1.78	4516	Semi-Anthracite
597350	EG-09-125	330	62.20	62.60	0.40	1.66	0.53	39.71	16.79	42.97	1.90	5380	Med-Volatile Bituminous
		350	64.20	65.10	0.90	1.73	0.61	40.76	15.11	43.51	2.03	5506	Low Volatile Bituminous
		530	67.30	69.65	2.35	1.66	0.50	37.44	17.23	44.84	1.98	5451	Med-Volatile Bituminous
		550	70.40	74.10	3.70	1.55	1.02	34.93	14.06	49.99	1.97	5975	Low Volatile Bituminous
		570	80.20	81.30	1.10	1.55	0.64	38.46	18.51	42.39	2.14	5471	Med-Volatile Bituminous
597300	EG-08-081	310	33.80	35.20	1.40	1.63	0.70	38.69	16.39	44.22	1.31	5113	Med-Volatile Bituminous
		330	35.90	37.20	1.30	1.55	0.88	30.91	17.78	50.43	1.66	5755	Med- Volatile Bituminous
			38.15	38.85	0.70	1.59	0.90	29.95	17.48	51.68	2.83	5766	Low Volatile Bituminous
		350	39.80	41.50	1.70	1.61	0.81	34.02	16.37	48.81	2.56	5429	Low Volatile Bituminous
		530	44.70	46.20	1.50	1.64	0.96	34.10	16.26	48.68	2.30	5356	Low Volatile Bituminous
		550	46.70	48.60	1.90	1.67	1.04	39.95	15.21	43.80	1.66	4687	Low Volatile Bituminous
		570	52.30	54.10	1.80	1.72	1.08	40.88	15.40	42.64	1.83	4556	Low Volatile Bituminous
	EG-08-083	310	66.10	66.80	0.70	1.81	0.81	38.30	3.63	57.26	1.29	4965	Meta-Anthracite
		330	68.35	71.80	3.45	1.70	0.73	37.64	6.50	55.13	1.94	5081	Anthracite
		350	74.60	75.00	0.40	1.64	0.64	39.40	12.28	47.68	1.83	5127	Low Volatile Bituminous
			92.50	93.30	0.80	1.59	1.23	33.20	19.95	45.62	1.62	5381	Med- Volatile Bituminous
		530	94.60	95.80	1.20	1.69	0.83	39.96	16.42	42.79	1.64	4820	Med- Volatile Bituminous
			96.10	97.15	1.05	1.67	0.75	36.92	17.19	45.14	1.85	5126	Med- Volatile Bituminous
		550	97.40	99.10	1.70	1.72	0.84	39.54	16.66	42.96	2.82	4764	Med- Volatile Bituminous
		570	100.80	101.50	0.70	1.70	1.21	38.81	16.39	43.58	1.38	4834	Med- Volatile Bituminous
			101.50	102.60	1.10	1.57	0.98	30.46	17.52	51.04	1.15	5649	Med- Volatile Bituminous
			102.60	103.65	1.05	1.67	0.94	38.35	15.87	44.83	1.48	4948	Low Volatile Bituminous
		750	113.80	116.80	3.00	1.70	1.31	39.61	17.19	41.89	2.08	4737	Med- Volatile Bituminous
597200	EG-08-070	350	62.94	63.91	0.97	1.66	1.19	38.78	12.16	47.87	1.34	5016	Low Volatile Bituminous
			64.50	66.49	1.99	n/a	1.19	34.20	15.69	48.92	1.91	5274	Low Volatile Bituminous
		530	90.00	94.00	4.00	1.68	1.52	38.41	17.67	42.41	1.18	4886	Med- Volatile Bituminous
		550	94.50	95.00	0.50	1.59	1.10	33.59	18.46	46.85	1.49	5293	Med- Volatile Bituminous
		570	100.50	101.57	1.07	n/a	1.28	43.52	17.62	37.58	1.21	4317	Med- Volatile Bituminous
		950	128.30	136.50	8.20	1.63	1.41	45.19	14.94	38.46	1.00	4203	Med- Volatile Bituminous

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 9.2.2 Nomkhon Bohr Coal Seams - Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
597100	EG-08-080	530	74.00	75.90	1.90	1.62	1.29	33.22	20.65	44.85	1.06	5302	Med- Volatile Bituminous
			76.30	77.75	1.45	1.65	1.27	34.68	19.71	44.34	1.11	5164	Med- Volatile Bituminous
		550	78.65	85.60	6.95	1.72	1.44	41.41	16.55	40.60	1.42	4572	Med- Volatile Bituminous
		570	87.53	88.60	1.07	1.87	1.47	48.43	16.95	33.15	1.92	3847	Med- Volatile Bituminous
		750	93.10	96.60	3.50	1.73	1.37	42.48	15.08	41.07	0.57	4529	Low Volatile Bituminous
	EG-08-084	330	75.90	76.70	0.80	1.80	0.40	44.01	4.84	50.75	0.57	4585	Anthracite
		350	80.90	81.20	0.30	1.85	0.62	47.24	10.12	42.01	1.01	4009	Semi-Anthracite
			86.60	87.20	0.60	1.61	0.70	34.04	13.51	51.74	1.78	5314	Low Volatile Bituminous
			88.80	91.20	2.40	1.65	0.93	38.47	16.16	44.44	1.75	4891	Low Volatile Bituminous
		530	102.20	104.40	2.20	1.63	0.93	35.13	19.72	44.22	1.44	5162	Med- Volatile Bituminous
			105.20	106.60	1.40	1.67	0.84	37.02	17.55	44.59	2.11	5079	Med- Volatile Bituminous
		550	108.20	109.70	1.50	1.67	1.11	34.76	18.17	45.96	1.84	5180	Med- Volatile Bituminous
			111.20	111.60	0.40	1.73	1.09	38.42	15.64	44.86	1.86	4978	Low Volatile Bituminous
			112.20	112.70	0.50	1.65	0.97	36.42	16.28	46.34	0.91	5195	Low Volatile Bituminous
		570	116.75	119.50	2.75	1.68	0.84	38.61	16.05	44.49	0.82	4831	Med- Volatile Bituminous
		750	122.90	126.70	3.80	1.73	0.91	44.34	13.77	40.97	0.88	3695	Low Volatile Bituminous
597000	EG-08-068	530	63.75	65.30	1.55	1.73	1.22	43.48	23.93	31.37	0.98	4195	0
		550*	65.93	68.50	2.57	1.63	1.59	36.76	18.04	43.61	1.19	5067	Med- Volatile Bituminous
		570	71.05	73.00	1.95	n/a	1.66	49.21	15.49	33.64	0.95	3886	Med- Volatile Bituminous
		750	80.60	81.40	0.80	n/a	1.35	44.22	15.59	38.84	0.62	4369	Med- Volatile Bituminous
596900	EG-08-085	310	15.60	16.35	0.75	1.76	0.50	43.40	8.76	47.34	1.14	4633	Semi-Anthracite
		330	21.00	22.10	1.10	1.67	0.47	36.04	12.75	50.73	1.44	5309	Low Volatile Bituminous
		350	23.60	26.30	2.70	1.68	0.68	39.29	13.75	46.28	2.08	4918	Low Volatile Bituminous
		510	44.50	46.00	1.50	1.62	0.72	35.46	18.54	45.28	0.97	5300	Med- Volatile Bituminous
			46.90	48.00	1.10	1.58	0.78	28.67	21.23	49.31	1.15	5723	Med- Volatile Bituminous
		530	48.30	49.40	1.10	1.68	0.92	37.09	19.28	42.71	1.31	4961	Med- Volatile Bituminous
		550	51.00	52.50	1.50	1.61	0.97	32.35	20.32	46.36	1.14	5402	Med- Volatile Bituminous
		570	55.20	57.50	2.30	1.60	1.10	35.47	19.09	44.35	1.24	5151	Med- Volatile Bituminous
		570	57.90	59.40	1.50	1.68	1.25	39.61	17.08	42.06	1.26	4749	Med- Volatile Bituminous
		750	63.00	65.00	2.00	1.68	1.05	41.87	16.92	40.17	0.80	4628	Med- Volatile Bituminous
		750	65.30	66.00	0.70	1.64	0.92	39.64	17.46	41.98	0.67	4866	Med- Volatile Bituminous
	EG-08-087	310	29.40	30.00	0.60	1.79	0.37	46.54	6.61	46.48	1.49	4465	Anthracite
		330	33.70	34.00	0.30	1.78	0.43	47.89	4.78	46.90	3.30	4044	Meta-Anthracite
		330	34.90	35.20	0.30	1.78	0.45	44.16	9.37	46.02	2.94	4585	Semi-Anthracite
		350	39.40	40.40	1.00	1.69	0.62	44.56	13.59	41.23	1.49	4597	Low Volatile Bituminous
		510	65.90	67.15	1.25	1.71	0.68	42.98	13.40	42.95	1.40	4640	Low Volatile Bituminous
			68.00	68.90	0.90	1.63	0.77	38.83	15.51	44.89	1.48	5039	Low Volatile Bituminous
		530	70.70	73.00	2.30	1.62	0.85	34.41	19.08	45.29	1.32	5158	Med- Volatile Bituminous
		550	74.90	76.35	1.45	1.54	1.70	27.69	20.45	50.17	1.06	5788	Med- Volatile Bituminous
		570	80.30	84.90	4.60	1.61	2.20	34.40	18.61	44.79	1.25	5208	Med- Volatile Bituminous
		750	88.40	92.90	4.50	1.71	2.19	43.79	15.91	38.10	0.84	4358	Med- Volatile Bituminous

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 9.2.2 Nomkhon Bohr Coal Seams - Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
596780	EG-08-077	330	46.00	46.80	0.80	1.59	1.28	41.25	5.90	51.57	0.84	4653	Anthracite
		350	47.30	48.00	0.70	1.76	1.23	40.51	5.92	52.34	1.19	4748	Anthracite
		530	48.95	49.30	0.35	1.66	1.92	48.28	6.92	42.88	1.73	3956	Anthracite
		550	51.00	52.70	1.70	1.66	1.42	35.23	11.49	51.86	1.63	5072	Semi-Anthracite
		570	56.15	57.50	1.35	1.80	1.51	45.22	14.38	38.89	0.94	4211	Low Volatile Bituminous
		750	58.00	58.65	0.65	1.68	1.42	38.95	15.92	43.71	1.07	4838	Med- Volatile Bituminous
			51.00	52.70	1.70	1.47	1.42	35.24	11.49	51.85	1.63	5071	Semi-Anthracite
			58.00	58.65	0.65	1.68	1.41	38.92	15.94	43.73	1.07	4840	Med- Volatile Bituminous
596500	EG-09-122	130	41.90	42.30	0.40	1.95	2.24	46.29	4.17	47.30	0.43	4721	Meta-Anthracite
		150	46.80	47.80	1.00	1.86	2.20	43.71	3.67	50.42	0.49	4466	Meta-Anthracite
		330	71.70	73.80	2.10	1.65	1.17	43.54	14.34	40.95	0.73	4961	Low Volatile Bituminous
			75.30	75.80	0.50	1.52	0.89	26.76	13.56	58.78	0.95	7569	Low Volatile Bituminous
		350	77.10	77.90	0.80	1.73	1.20	41.15	10.07	47.58	0.62	4788	Semi-Anthracite
		550	81.10	82.10	1.00	1.80	1.06	42.56	6.10	50.28	1.57	5627	Anthracite
		750	90.30	91.40	1.10	1.70	1.42	45.46	9.61	43.51	0.72	4802	Semi-Anthracite
		950	93.90	95.30	1.40	1.64	1.49	44.92	12.27	41.31	0.83	4615	Low Volatile Bituminous
			101.20	102.30	1.10	1.50	1.23	32.77	21.01	44.99	1.84	5846	Med- Volatile Bituminous
			105.30	106.40	1.10	1.55	1.68	45.11	16.41	36.80	0.53	5209	Med- Volatile Bituminous
			106.90	107.30	0.40	1.41	1.03	31.97	23.33	43.68	0.80	7015	0
			108.80	109.70	0.90	1.57	5.05	39.66	10.21	45.09	0.56	5297	Semi-Anthracite
			111.80	113.17	1.37	1.57	1.15	40.90	9.70	48.25	0.85	4567	Semi-Anthracite
596450	EG-09-118	130	37.20	41.20	4.00	1.61	1.07	33.81	13.35	51.77	0.98	5470	Low Volatile Bituminous
		150	46.20	46.50	0.30	1.44	10.89	33.43	7.62	48.05	0.73	4921	Semi-Anthracite
			53.10	54.30	1.20	1.59	1.79	41.55	19.88	36.77	0.94	4503	Med- Volatile Bituminous
			55.60	56.50	0.90	1.50	1.96	38.34	22.60	37.09	0.78	4715	0
		330	58.90	59.70	0.80	1.65	1.52	40.53	15.37	42.59	1.32	4133	Low Volatile Bituminous
		350	60.70	63.00	2.30	1.52	1.67	40.98	19.44	37.91	1.18	4526	Med- Volatile Bituminous
		550	65.40	77.30	11.90	1.65	1.69	47.53	18.21	32.56	0.95	3954	Med- Volatile Bituminous
		750	89.20	93.10	3.90	1.66	1.19	44.14	14.46	40.21	2.01	4401	Low Volatile Bituminous
	EG-09-119	150	79.30	79.80	0.50	1.87	2.39	45.95	1.92	49.75	0.87	3758	Meta-Anthracite
		350	90.50	91.50	1.00	2.05	2.08	43.05	2.56	52.31	0.29	3887	Meta-Anthracite
		550	104.10	104.70	0.60	1.54	1.33	33.54	18.91	46.22	1.44	5541	Med- Volatile Bituminous
		750	117.30	118.40	1.10	1.54	1.26	44.28	18.80	35.66	1.75	4482	Med- Volatile Bituminous

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 9.2.2 Nomkhon Bohr Coal Seams - Average Analytical Values (Air Dried Basis)
Section	Hole	Seam	From (m)	To (m)	INT (m)	SG	IM (%)	Ash (%)	Vol (%)	FC (%)	S (%)	CV (kcal/kg)	PARR Rank
596350	EG-09-120	130	39.10	40.10	1.00	1.69	0.91	42.06	9.17	47.86	1.05	4859	Semi-Anthracite
		150	44.60	46.10	1.50	1.65	1.15	38.29	4.24	56.33	1.48	4983	Meta-Anthracite
		330	68.28	68.90	0.62	1.81	1.12	38.47	4.68	55.73	1.29	4949	Meta-Anthracite
		350	69.65	72.80	3.15	1.72	1.11	38.97	5.16	54.76	1.02	4646	Anthracite
		550	84.30	84.80	0.50	1.67	1.32	41.21	7.03	50.44	1.00	4734	Anthracite
	EG-09-121	130	61.20	62.20	1.00	2.04	2.14	46.70	1.09	60.80	0.66	3768	Meta-Anthracite
		150	85.90	87.40	1.50	2.19	2.55	48.36	3.56	45.53	0.13	3029	Meta-Anthracite
			94.00	94.45	0.45	1.72	0.93	33.76	11.46	53.85	1.54	5418	Semi-Anthracite
			95.30	97.80	2.50	1.71	1.25	44.25	10.36	44.14	1.30	5328	Semi-Anthracite
			98.30	100.00	1.70	1.80	1.45	49.30	10.12	39.13	1.14	4018	Semi-Anthracite
		330	102.30	104.20	1.90	1.74	1.09	41.21	12.03	45.66	2.84	4496	Low Volatile Bituminous
			105.20	105.70	0.50	1.52	2.58	35.25	20.56	41.62	0.85	6080	Med- Volatile Bituminous
		350	119.50	122.00	2.50	1.84	2.14	43.74	19.28	34.85	1.64	5272	Med- Volatile Bituminous
		550	142.20	144.10	1.90	1.68	1.55	35.81	5.81	56.82	1.11	5799	Anthracite

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Figure 9.2.1 shows Seams projected to surface along the Nomkhon Bohr target.  Seam Series 100 is the first series to be encountered in beneath the hangingwall diorite.  Based on hole EG-09-121, the contact between the diorite and Seam 130 is intrusive.  It appears that the diorite is cutting across stratigraphy at a very shallow angle, such that this Seam Series is confined to the western half of Nomkhon Bohr.   This suggests that the diorite was intruded into the sedimentary sequence prior to or during the initial phases of deformation of the Nomkhon Bohr basin.   Seam Series 300, 500 and 700 are the most predictable along strike, with Seam Series 500 being the best developed.  However, no petrography for maceral types and percentages, nor trace element geochemistry, has been done on any of the Nomkhon Bohr coals, to determine if correlations can be made on maceral content or geochemistry.  Seam Series 900 has been recognized only on Section 597200E, which is the thickest portion of the Nomkhon Bohr carbonaceous stratigraphy.

Level plans, generated every 50 m from Level 1350 (metres) to Level 1250 are shown in Figure 9.2.2 to Figure 9.2.6. A long section showing Nomkhon Bohr coal seams projected to the Togoot Licence boundary is in  Figure 9.2.7.  Both plans and section show that the lower contact of the diorite closely mimics the trend of the coal seams, an added indication that the diorite pre-dated deformation.  The long section also shows the effect of steep faulting along the target.  The western end is truncated by a north-northeast-trending fault.  A similar fault is likely present immediately west of Section 596500E, and a third may be present between Section 596900E and 597000E, where drill hole EG-08-078 may be indicating a fault repeat of the Nomkhon Bohr stratigraphy.

9.2.1.2	Coking Flats

The Coking Flats target was tested with 9 R-C holes totalling 1451 m and 7 core holes totalling 1634.75 m in 2009.

Coking Flats coals are similar to those of Nomkhon Bohr with respect to ash content. However, Nomkhon Bohr coal is higher with respect to calorific value (Figure 9.2.8).  This is believed to reflect thermal upgrading of coal rank by the diorite intrusion in the hangingwall of Nomkhon Bohr.   Coking Flats coal intercepts have higher inherent moisture, and using Parr Formula ranking, are ranked as High Volatile C Bituminous.  In 2009, samples were taken for coal analyses only in EG-RC-09-107, which encountered carbonaceous mudstones with coal partings several centimetres thick.  Ash contents for samples of the mudstones ranged from 66.51% to 92.66%.

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Figure 9.2.1
Nomkhon Bohr Coal Seams Projected to Surface

Coal Bearing Stratigraphy
DIO
P6cgl-2
P6lmst
P6mixsed
12a
12b
12d
12e
596,400
596,600
596,800
597,000
597,200
597,400
4,791,200
4,791,000
4,790,800
4,790,600
4,790,400
N
LEGEND
DDH Collars
RC Collars
Nomkhon Bohr Coal Seams
Seam 780
Seam 570
Seam 550
Seam 530
Seam 350
Seam 330
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Nomkhon Bohr Coal Seams
Projected to Surface
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 9.2.2
Nomkhon Bohr Coal Seams - 1350 Level Plan

596,400
596,600
596,800
597,000
597,200
597,400
4,791,400
4,791,200
4,791,000
4,790,800
Diorite
Property Boundary
330
350
550
530
750
570
130
150
Nomkhon Bohr Coal Seams
Seam 950
Seam 750
Seam 570
Seam 550
Seam 530
Seam 510
Seam 350
Seam 330
Seam 310
Seam 150
Seam 130
Entrée Gold Inc.
Nomkhon Bohr Coal Seams
1380m Level Plan
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 9.2.3
Nomkhon Bohr Coal Seams - 1325 Level Plan

596,400
596,600
596,800
597,000
597,200
597,400
4,791,400
4,791,200
4,791,000
4,790,800
N
Diorite
Property Boundary
150
130
330
350
550
750
530
570
Nomkhon Bohr Coal Seams
Seam 950
Seam 750
Seam 570
Seam 550
Seam 530
Seam 510
Seam 350
Seam 330
Seam 310
Seam 150
Seam 130
Entrée Gold Inc.
Nomkhon Bohr Coal Seams
1328m Level Plan
Tagaat Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia
0
50
100
200

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 9.2.4
Nomkhon Bohr Coal Seams - 1300 Level Plan

596,400
596,600
596,800
597,000
597,200
597,400
4,791,400
4,791,200
4,791,000
4,790,800
N
Diorite
Property Boundary
330
350
550
530
570
750
Nomkhon Bohr Coal Seams
Seam 950
Seam 750
Seam 570
Seam 550
Seam 530
Seam 510
Seam 350
Seam 330
Seam 310
Seam 150
Seam 130
Entrée Gold Inc.
Nomkhon Bohr Coal Seams
1300m Level Plan
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Figure 9.2.5
Nomkhon Bohr Coal Seams - 1275 Level Plan

596,400
596,600
596,800
597,000
597,200
597,400
4,791,400
4,791,200
4,791,000
4,790,800
Diorite
N
Property Boundary
330
350
530
550
570
750
150
Nomkhon Bohr Coal Seams
Seam 950
Seam 750
Seam 570
Seam 550
Seam 530
Seam 510
Seam 350
Seam 330
Seam 310
Seam 150
Seam 130
Entrée Gold Inc.
Nomkhon Bohr Coal Seams
1275m Level Plan
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 9.2.6
Nomkhon Bohr Coal Seams - 1250 Level Plan

596,400
596,600
596,800
597,000
597,200
597,400
4,791,400
4,791,200
4,791,000
4,790,800
N
Diorite
Property Boundary
330
350
530
550
570
750
150
Nomkhon Bohr Coal Seams
Seam 950
Seam 750
Seam 570
Seam 550
Seam 530
Seam 510
Seam 350
Seam 330
Seam 310
Seam 150
Seam 130
Entrée Gold Inc.
Nomkhon Bohr Coal Seams
1250m Level Plan
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia
0
50
100
200

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 9.2.7
Coal Seams Projected to Property Boundary

Property Boundary
E6-RC-09-072
E6-RC-09-071
E6-RC-09-070
E6-08-077
E6-08-087
E6-08-085
E6-RC-09-073
E6-08-068
E6-08-084
E6-08-080
E6-08-070
E6-08-069
E6-RC-09-074
E6-RC-09-094
E6-RC-09-093
E6-RC-09-092
E6-08-083
E6-09-125
E6-09-123
E6-08-071
1,400m
1,200m
Diorite
330
350
530
550
570
750
596,600
596,800
597,000
597,200
Namkhon Bohr Coal Seams
Seam 950
Seam 750
Seam 570
Seam 550
Seam 530
Seam 510
Seam 350
Seam 330
Seam 310
Seam 150
Seam 130
Entrée Gold Inc.
Namkhon Bohr Coal Seams
Projected to Property Boundary
Looking North
Togoot Licence
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Figure 9.2.8
Calorific Value vs Ash Content - Nomkhon Bohr and Coking Flats 2008 Intercepts

9.2.2	Precious Metals Mineralization

9.2.2.1	Ukhaa Tolgod Target

Two core holes were drilled to test the downdip extension of gold and silver mineralization located by trenching in 2008.  The first hole averaged 148 ppb Au and 17.5 ppm Ag over 4.0 m at 9.0 to 13.0 m, downdip of the mineralization exposed by trenching.  The second hole did not return any significant gold or silver results.

9.2.2.2	Morinii Takh Target

The target was tested with four R-C holes, all of which intersected pyrite-bearing dacitic to rhyolitic volcanics.  No significant results were returned for either Au or Ag.

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10.	EXPLORATION

Exploration on the Lookout Hill Property from 2002 through 2008 is summarized in previous reports (Reid et al., 2003; Reid et al., 2004; Cann, 2004; Panteleyev, 2004a; Panteleyev, 2004b; Panteleyev, 2005; Cherrywell, 2005; Juras, 2005; Forster, 2006; Forster and Crane, 2007, Cinits and Parker, 2007; Forster, et al, 2008, Vann et al, 2008).  Geophysical methods and diamond drilling have been the most important exploration tools.  Details of the 2009 program are covered below.  Additional detail on drilling results is given in Section 11.

10.1	JOINT VENTURE PROPERTY

Exploration work in 2009 comprised geophysical surveying using the proprietary Zeus deep-penetrating IP system over Hugo North Extension and over Heruga (Figure 10.1.1).  and a single 229 m diamond drill hole to test the South Heruga IP anomaly.  The Zeus geophysical survey started at Oyu Tolgoi, Hugo North Extension and Heruga started on June 19th, 2009 and terminated on Nov 11th, 2009; drilling began on December 10th, 2009 and ended on December 13th, 2009..

The Zeus system is a very powerful, high technology Induced Polarization / Resistivity survey and instrumentation platform that allows explorationist's unprecedented high resolution images of the geology and mineralization to depths in excess of three kilometers below the surface.  The Zeus system is based on the unique use of multiple signal measuring systems with high resolution electrode configurations to maximize data acquisition and powerful transmitting instrumentation matched perfectly with electrode arrays capable of delivering and focusing the power of Zeus. A plan view and select cross sections are presented in Figure 10.1.1 to Figure 10.1.4.

10.1.1	Hugo North Extension - Shivee Tolgoi ML

10.1.2	Heruga - Javhlant ML

Fourteen diamond drill holes totalling 22 190.8 m were completed on the Heruga Deposit in 2008 to better delineate the deposit. Drilling details are given in Section 11 below.

Exploration work in 2009 comprised geophysical surveying using the proprietary Zeus deep-penetrating IP system, and a single 229 m diamond drill hole to test the South Heruga IP anomaly.

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Figure 10.1.1
Joint Venture Property: ZEUS Induced Polarization Survey

N
SHIVEE TOLGOI
(Entree-Ivanhoe
JV Area)
Hugo North
Extension Deposit
Hugo North
FS
SHAFT 2
SHAFT 1
WH
MS
Hugo South
Central Oyu
GO
Southwest Oyu
South Oyu
SHIVEE
TOLGOI
(100% Entree)
JAVHLANT
(Entree-Ivanhoe
JV Area)
OYU TOLGOI
(Ivanhoe)
Heruga Deposit
ZEUS IP PLAN VIEW
Hugo North Extension and
Heruga Deposits
Oyu Tolgoi Mineralization Trend
Approximately 1500m Depth Below Surface
0
3 km
Scale
Adapted from: http://www.ivanhoemines.com/i/pdf/Zeus_at_Oyu_Tolgoi.pdf

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Figure 10.1.2
Section 4768400 - Zeus Chargeability - Hugo North Extension Deposit

Entrée Gold Inc.
Section 4768400 - Zeus Chargeability
Hugo North Extension Deposit
Entrée-Ivanhoe JV Property
Shivee Tolgoi Licence (15226A)
Omnogovi Aimag, Mongolia
1,000
0
-1,000
650,000
651,000
652,000
653,000
511.9m
231.5m
866.5m
458.7m
1,243.4m
1,362.35m
1,383.9m
1,538m
1,700m
1,667m
1,634m
1,728.85m
0
250
500
1,000
metres

HOLE	INTERCEPT (m)	INTERVAL (m)	Cu (%)	Au (g/t)	CuEq* (%)
EGD002	collared too far east				
EGD002A	collared too far east				
EGD008	1388 - 1712	324	2.45	1.23	3.25
EGD008A	1152 - 1365.3	210.25	0.55	0.02	0.56
EGD008B	1303 - 1383.9	80.9	0.70	0.17	0.81
EGD019	1126 - 1164	38	0.53	0.05	0.56
EGD085	1168 - 1238	70	0.75	0.03	0.77
EGD081B	1724 - 1772	48	0.45	0.02	0.46

* Copper Equivalent = %Cu + (Au(g/t) x (11.25/17.64)) using US$0.80/lb for copper and US$350/oz for gold

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Figure 10.1.3
Section 4758400 - Zeus Chargeability, Heruga Deposit

Entrée Gold Inc.
Section 4758400 - Zeus Chargeability
Heruga Deposit
Entrée-Ivanhoe JV Property
Javhlant Licence (15225A)
Omnogovi Aimag, Mongolia
Scale: 1:20000
Projection: Non-Earth (meters)

HOLE	INTERCEPT (m)	INTERVAL (m)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq* (%)
EJD0010	no significant results					
EJD0014	636 - 934	298	0.29	0.62	229	1.00
EJD0021	1000 - 1294	294	0.68	0.36	41	0.83
	1534 - 1670	136	1.00	0.57	69	1.26
EJD0024	1252 - 1614	362	1.59	0.41	40	1.45
EJD0029	1278 - 1334	56	0.52	0.34	156	0.75
	1472 - 1698	226	0.64	0.88	72	1.24
EJD0029A	1016 - 1450	434	0.37	0.40	121	0.69
	1582 - 1770	188	0.40	0.47	47	0.72

* Copper Equivalent calculated as for Table 1.3.1

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Figure 10.1.4
Section 4758100 - Zeus Chargeability, Heruga Deposit

1,000
0
-1,000
1,130.6m
1,404m
1,807.3m
Entrée Gold Inc.
Section 4758100 - Zeus Chargeability
Heruga Deposit
Entrée-Ivanhoe JV Property
Javhlant Licence (15225A)
Omnogovi Aimag, Mongolia
0
250
500
1,000

HOLE	INTERCEPT (m)	INTERVAL (m)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq* (%)
EJD0012	no significant results					
EJD0013	790 - 1244	454	1.43	0.50	178	1.56
includes	994-1158	164	2.92	0.64	199	2.67
EJD0013A	634 - 800	166	0.23	0.40	153	0.68
	800 - 1094	294	0.55	0.52	183	1.03
EJD0013B	716 - 790	74	0.28	0.70	281	1.12
	966 - 1254	288	0.89	0.43	120	1.10
EJD0023	1110 - 1216	106	0.97	0.35	0.22	0.98
	1302 - 1328	26	1.92	0.24	28	1.48
	1500 - 1550	50	0.45	0.23	16	0.53
EJD0026	1066 - 1168	102	0.13	0.40	301	0.74
	1484 - 1784	300	0.20	0.22	102	0.44
EJD0033	1004 - 1214	210	0.37	0.32	108	0.64

* Copper Equivalent calculated as for Table 1.3.1

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10.2	LOOKOUT HILL WEST

10.2.1	Introduction

Exploration in 2009 evaluated both precious metals and coal target types that had been discovered or partially evaluated prior to 2009.  Drilling protocols were dictated by the type of target under evaluation.

Two targets were explored for precious metals in 2009:

•
Ukhaa Tolgod was selected for core drilling, to follow up on gold and silver mineralization exposed by trenching in 2008.  A second goal was to test for a zone of disseminated mineralization in the footwall south of the trenches, interpreted from a broad Au and Ag anomaly detected by MMI soil sampling.

•
The Morinii Takh target was recognized in 2009, during preliminary mapping of the Central Cretaceous Basin.  It comprises several strongly silicified outcrops at the apex of a horseshoe-shaped magnetic anomaly outlined by an airborne magnetics survey done in 2007.  R-C drilling was selected to rapidly evaluate its precious metals potential.

Five targets were explored for coal in 2009:

•
Nomkhon Bohr underwent continued drilling, using both core and reverse-circulation drill rigs, to determine the characteristics and extents of the coal deposit, and to establish piezometers for a hydrogeological survey in anticipation of an application to apply for a mining licence.  One existing core hole that had bottomed in diorite was deepened to explore for the Permian carbonaceous stratigraphy beneath the diorite.

•
The Coking Flats target also underwent continued drilling in 2009 to look for additional coal seams underneath the Cretaceous cover rocks.  Four of the 2009 core holes deepened R-C holes drilled in 2008 and 2009 that had bottomed in the Cretaceous stratigraphy.

•	The Khar Suul target was drilled to look for coal seams in its carbonaceous sedimentary sequence.

•	Toogie West was drilled with R-C holes drilled to look for coal seams in its carbonaceous sedimentary sequence.

•	The Central Cretaceous Basin was tested with R-C holes to look for Permian carbonaceous stratigraphy beneath Cretaceous cover rocks.

10.2.2	Core Drilling

A total of 3599.25 m of core drilling (1068 m predrilled with R-C, 2531.25 m of core recovered) in 24 holes was completed on the Togoot MEL in 2009 (Table 11.4.1, Figure 10.2.1 and Figure 10.2.2.  Drilling was done in two phases: March 11 - May 12, 2009; and August 17 - September 4, 2009.

10.2.3     Reverse-Circulation Drilling

A total of 8034 m of reverse-circulation (“R-C”) drilling in 56 holes was completed on the Togoot MEL in 2009 (Table 11.4.2, Figure 10.2.1 and Figure 10.2.2.)

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The R-C drilling had a number of objectives:

•	To fill in the drilling pattern to minimum 100 m centres on the Nomkhon Bohr target, in particular on the western half of the target where core drilling in 2008 had not been able to penetrate.

•	To install piezometers for hydrogeological study of Nomkhon Bohr.

•	To explore for coal underneath the Cretaceous sedimentary rocks in the northwestern corner of the Togoot MEL (Toogie West target).

•	To explore for coal underneath the Cretaceous conglomerates of the Central Cretaceous Basin.

•	To prospect the Coking Flats area for coal stratigraphy underneath Cretaceous sedimentary rocks.

•	To evaluate the precious metals potential of the Morinii Takh magnetic anomaly and associated silicification.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 10.2.1
Togoot MEL

587,500
590,000
592,500
595,000
597,500
N
Toogie West
(coal 2008-2009)
Khar Suul
(coal 2008)
Nomkhon Bohr
EG-09-111
(coal 2008-2009)
4,790,000
4,787,500
4,785,000
Coking Flats
(coal 2008-2009)
Ukhaa Tolgod
(gold-silver 2009)
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations and Targets
Northwest Tsgaat Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Figure 10.2.2
Drill Hole Locations and Targets - Southwest Togoot Licence

RING DYKE
CENTRAL CRETACEOUS BASIN
MORINII TAKH
BAYAN-OVOO
EG-07-061
EG-05-037A
EG-07-054
EG-07-060
EG-05-037
EG-RC-06-005
EG-RC-06-003
EG-RC-06-002
EG-RC-06-001
EG-RC-06-004
EG-07-059
EG-RC-09-087
EG-RC-09-084
EG-RC-09-083
EG-RC-09-089
EG-RC-09-088
EG-RC-09-090
EG-RC-09-086
EG-RC-09-082
EG-RC-09-081
EG-RC-09-085
EG-05-030
EG-05-036
EG-05-024
EG-05-033
EG-05-030A
EG-05-027
EG-05-028
EG-05-026
EG-05-035
4,775,000
4,770,000
4,765,000
LEGEND
DDH Collar
RC Collar
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations and Targets
Southwest Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Province, Mongolia
N

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10.3	PRECIOUS METALS TARGETS EXPLORATION

10.3.1     Ukhaa Tolgod Target

The Ukhaa Tolgod area is underlain by a thick sequence of porphyritic andesitic flows intruded by east-northeast-trending rhyolitic dykes, probably of Carboniferous age (Figure 10.3.1Figure 10.3.1).  In general, the rhyolitic intrusions are not hydrothermally brecciated or altered beyond minor illite/sericite in small zones of fractured rock.  There is a general absence of sulphide minerals and iron oxides.

Two core holes (EG-09-108, EG-09-109) were drilled to test the downdip extension of gold and silver mineralization located by trenching in 2008, and to test a zone of footwall mineralization suggested by MMI soil sampling (Foster, 2008).

Altogether, 144 samples were collected and submitted to SGS Laboratories in Ulaanbaatar for Au and Ag analyses.  EG-09-109 returned anomalous gold and silver results averaging 148 ppb Au and 17.5 ppm Ag over 4.0 m at 9.0 to 13.0 m, which is the downdip extension of the mineralization exposed by the 2008 trenching. No significant results were returned from the footwall rocks.  EG-09-110 was sampled continuously from 1.0 m to 143.25 m (71 samples), and did not return any significant gold or silver results.

10.3.2     Morinii Takh Target

The target was tested with four R-C holes, planned to test the immediate area of the silicified outcrops, to test the strongest portion of the magnetic anomaly, and to test the magnetic low in the centre of the horseshoe.

Pyrite-bearing dacitic to rhyolitic volcanics were intersected in all holes.  A total of 353 samples was submitted for Au and Ag analyses for the 4 drill holes, representing 63% of the total drilled lengths below Cretaceous overburden.  No significant results were returned for either Au or Ag.

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Figure 10.3.1
Geology of the Ukhaa Tolgod Target

596,800
597,000
597,200
597,400
597,600
597,800
598,000
4,785,800
4,785,600
4,785,400
4,785,200
4,785,000
EG-09-110
EG-09-109
N
Ukhaa Tolgod 2008 Legend
Carbonate breccia
Carboniferous rhyolitic pyroclastic flow
Carboniferous rhyolitic flow, flow banded
Carboniferous rhyolitic flow breccia
Carboniferous rhyolite, oxidized
Carboniferous dacitic volcanic
Carboniferous andesitic pyroclastic breccia
Carboniferous andesitic tuff breccia
Carboniferous andesitic crystal tuff
Carboniferous andesitic crystal tuff breccia
Carboniferous latite
Carboniferous basalt andesitic volcanics
Carboniferous basaltic volcanic
DDH Collar
Enlarged Area
0 10 20
Kilometres
Entrée Gold Inc.
Geology of the
Ukhaa Tolgod Target
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia
0 50 100 200
metres

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

10.4	COAL TARGETS EXPLORATION

Five targets were tested in 2009, with most of the work carried out on the Nomkhon Bohr target.

10.4.1	Nomkhon Bohr Target

During 2009, the Nomkhon Bohr target was drilled with 9 R-C holes totalling 1151 m and 7 core holes.  Drilling was planned to determine the characteristics and extents of the coal deposit by:

•	Establishing on-strike and down hole continuity of the coal-bearing stratigraphy

•	Determining if multiple seams existed and their correlations from hole-to-hole on section and along strike

•	Determining whether or not seams were thickened or thinned by folding or faulting

•	Investigating hydrogeological conditions

•	Obtaining sufficient drilling information on closely-spaced centres to determine whether a quantifiable resource existed.

This work was complemented by down hole geophysical surveys by Geosan LLC of Ulaanbaatar.  In addition, detailed geological mapping was carried out by Entrée personnel during the drilling programme:

•	To extend exploration beyond the confines of the Nomkhon Bohr target

•	To determine if the host geology was fault- or fold-repeated on the Togoot MEL

•	To determine if bedrock geology hosting other targets had similarities to Nomkhon Bohr.

Drilling was carried out on 50 m or 100 m sections.  Holes were usually stopped at least 20 m beyond the last intercept of carbonaceous mudstone in coarse footwall sandstones.  Although the “bimodal” conglomerate was not identified in core, the footwall sandstones have some similarities to coarse sandstones outcropping south of Nomkhon Bohr.

10.4.2     Coking Flats Target

The Coking Flats target was tested with 9 R-C holes totalling 1451 m and 7 core holes totalling 1634.75 m in 2009.  Four of the core holes deepened existing R-C holes - total for recovered core was 968.74 m.

Samples were taken for coal analyses only in EG-RC-09-107, which encountered carbonaceous mudstones with coal partings.  Ash contents ranged from 66.51% to 92.66%.

Thirtyseven samples of carbonaceous mudstone and bone coal were taken from holes EG-09-131 and EG-09-132, and submitted to ACTLABS for coal analyses.  Ash content ranged from 57.45% to 92.95%.

Holes EG-09-129 and EG-09-130 intersected Cretaceous conglomerates and sandstones to the end of the holes.  Within the conglomerates are at least two intervals of carbonaceous mudstone clast-bearing conglomerate.  The latter hole also intersected a number of millimetric coal partings in a sandstone at 181 to 184 m.  The mudstone clasts may be indicating that a basement source of Permian carbonaceous mudstones may be present beneath or adjacent to the Cretaceous stratigraphy.  The coal partings however suggest that at least a minor amount of coalification of interbedded organic matter occurred following deposition of the Cretaceous sediments.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

10.4.3     Khar Suul Target

Six R-C holes totalling 849 m were drilled on the Khar Suul target.  Carbonaceous mudstones were encountered in five holes, but no coal.  Hole EG-RC-09-108 encountered intermediate to felsic volcanics, possibly volcaniclastics, of uncertain age.  No samples were taken for coal analyses.

10.4.4     Toogie West Target

Nine R-C holes totalling 1226 m tested the Toogie West target in 2009.  The first hole was abandoned in Cretaceous clays; otherwise, all holes encountered Permian stratigraphy beneath the Cretaceous cover.

Fortyeight samples from EG-RC-09-055 and EG-RC-09-059 were submitted to ACTLABS for coal analyses; ash contents range from 88.05% to 97.99%.

10.4.5     Central Cretaceous Basin Target

Six R-C holes totalling 900 m were drilled in 2009 to look for Permian stratigraphy beneath the Cretaceous cover between the Bayan-ovoo and Ring Dyke targets.

Only Carboniferous volcanic rocks and diorite were encountered beneath the Cretaceous cover.  The volcanics are unaltered to weakly altered.  A total of 280 samples were taken for Au and Ag analyses; no significant results were returned.

10.4.6	DOWN HOLE SURVEYING

Geosan LLC was the contractor for down hole geophysical surveying.  Three probes incorporating four types of sondes (manufactured by Mount Sopris Instrument Co., Inc.) were used: gamma and gamma-gamma (density) combined probe for in-the rod and open hole surveying; a polyelectrical probe measuring resistivity, single point resistance and self potential for open water-filled holes; and a caliper for open holes.

The gamma ray sonde detects natural gamma radiation emanating from the subsurface rocks.  The logs provide a clear indication of variations in lithology and also accurately define bed thickness.  Shaly bands can be identified because clay content results in a high gamma count.  The gamma ray log is also used for identification of coal, as coal typically exhibits a low count rate.

The unusually low density of coal means that it may be identified readily by the gamma-gamma (density) sonde.  The actual value of the density is an indication of the ash content.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The polyelectrical sonde requires a fluid-filled hole.  It measures: self potential (SP) generated by electrochemical differences between differing rock types, water and drilling fluids; single point resistance; and 8-, 16-, 32-, and 64 inch (0.2-, 0.4-, 0.8-, 1.6 m) normal resistivity.

PR (point resistance) measurements are used to ascertain depths and thicknesses of strata.  These measurements will often clearly define the strata boundaries.  In coal work, electrical resistivity logs indicate the presence of coal (high resistance) and can be a good tool for picking parting contacts.  Anomalous readings of the resistivity can also indicate that the seam has been coked by an igneous intrusion, or has been affected by oxidation.

The caliper sonde is an electromechanical unit that, by use of a spring-loaded arm, gives a measurement of borehole diameter.  This shows the change between competent units and softer more readily eroded units.  The caliper log is usually run in conjunction with the density log and is used to map caved zones; caving can give rise to spurious readings from the density tool.

Relogging of core and R-C holes was done on receipt of the down hole survey results, to compare the geophysical results to analytical results.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

11.	DRILLING

11.1	GENERAL

Approximately 218 000 m of drilling has been completed on the Lookout Hill Property from 2004 to December 31, 2009 (Table 11.2.1) by Ivanhoe and by Entree.  Drilling has been predominantly core and on the Joint Venture Property (eastern Shivee Tolgoi and Javhlant MLs) by project operator Ivanhoe Mines. The majority of the diamond drilling has been exploration related and includes 97 holes totalling 70 500 m on the Hugo North Extension deposit and 40 holes totalling 53 000 m on the Heruga deposit.

All drilling completed on the Joint Venture Property has been by operated by Ivanhoe, except for six early-stage core holes drilled by Entrée at the X-Grid (Oortsog) Prospect, prior to the Earn-in Agreement being signed.  Diamond drilling has been the source of all geological and grade data in support of the Mineral Resource estimates completed on the Hugo North Extension and Heruga Deposits.  A small percentage of the drilling (two holes totalling 736 m) is from combined RC/core drilling, which has RC drilling at the top of the hole in barren rock and core drilling once mineralization is encountered.

Since 2002, Entrée has completed 139 diamond drill holes totalling 42 893 m and 108 RC holes totalling 16 187 m. Drilling in 2009 was mainly focused on coal exploration in the northwest corner of the Togoot MEL.

11.2	JOINT VENTURE PROPERTY - SHIVEE TOLGOI ML

11.2.1	Introduction

Ivanhoe has completed 3 years drilling on the Joint Venture Property with most drilling focused on the Ulaan Khud (Airport North) and Hugo North Extension zones on the Shivee Tolgoi ML and on the Heruga deposit on the Javhlant ML.  In addition, Ivanhoe has completed a significant amount of condemnation and water exploration drilling (RC and core) in the vicinity of the Hugo North Extension (66 holes totalling 4311 m).  These holes have been to assist in the determination of suitable sites for proposed tailings and other infrastructure purposes and to find water sources for the proposed mining operation at the adjacent Oyu Tolgoi Project.  The condemnation and water holes are not considered in detail in this report.  Ivanhoe has also drilled early-stage exploration holes at the Ulaan Khud prospect (core and RC).

Drill holes on the Joint Venture Property are identified in the Property database with either the prefix “EG”, for holes located on the Shivee Tolgoi ML, or by “EJ”, for holes located on the Javhlant ML.  The prefix is followed by “D” for diamond drill holes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails.  Geotechnical, water and condemnation drill holes do not receive a special prefix, and are identified by the drilling method.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.2.1 Lookout Hill Property - Drilling Summary
Deposit/Prospect	DDH Holes	Length of DDH (m)	RC Holes	Length RC Holes (m)	RC/DDH Holes(4)	Length RC/DDH (m)	All Holes(1)	Total Length (m) (1)
Lookout Hill West Property
Zone I	17	8 174.95	6	914	-	-	23	9 088.95
Zone II	2	418.50	-	-	-	-	2	418.50
Zone III	10	4 293.05	5	761	-	-	15	5 054.05
Ring Dyke	3	3 729.93	7	1615	-	-	10	5 344.93
Bayan-Ovoo	9	5 337.40	-	-	-	-	9	5 337.40
West Grid	11	8 614.10	-	-	-	-	11	8 614.10
BZMo	2	245.00	-	-	-	-	2	245.00
Khoyor Mod	5	2 831.22	-	-	-	-	5	2 831.22
Manakhad	3	1 390.70	-	-	-	-	3	1 390.70
Altan Khulan	3	767.00	-	-	-	-	3	767.00
Tom Bogd	1	592.20	-	-	-	-	1	592.20
Coking Flats	15	2 660.15	36	5425	-	-	51	8 085.15
Khar Suul	8	1 476.35	6	849	-	-	14	2 325.35
Nomkhon Bohr	38	3 997.49	29	3885	-	-	67	7 882.49
Toogie West	1	142.75	9	1226	-	-	10	1368.75
Ukhaa Tolgod	2	301.95	-	-	-	-	2	301.95
45 Moly	3	693.56	-	-	-	-	3	693.56
Central Cretaceous Basin	-	0	6	900	-	-	6	900.00
Morinii Takh Mag	-	0	4	562	-	-	4	562.00
Total (Lookout Hill West Property)	133	45 666.30	108	16 137	0	0	241	61 803.30
Joint Venture Property
Hugo North Extension (2)	97	70 500	-	-	2	736	165	75 547

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.2.1 Lookout Hill Property - Drilling Summary
Deposit/Prospect	DDH Holes	Length of DDH (m)	RC Holes	Length RC Holes (m)	RC/DDH Holes(4)	Length RC/DDH (m)	All Holes(1)	Total Length (m) (1)
Condemnation/Water	-	0	66	4311	-	-	66	4 311.00
Ulaan Khud	36	17 401.0	28	2 500	-	-	28	19 901.0
X-Grid (Oortsog)(3)	6	572.75	-	-	-	-	6	572.75
Heruga	40	53 403	-	-	-	-	40	53 403
Castle Rock	2	2097.60	-	-	-	-	2	2 097.60
SW Mag Anomaly	1	409.00	-	-	-	-	1	409.00
South Heruga IP	1	228.8					1	228.8
Total (Joint Venture Property)	118	2735.4	94	6 811.00	2	736	214	637.8
Grand Total	227	195 659.65	146	14 915.00	2	736	375	218 273.45
Notes:
-
(1) Includes all holes drilled to June 21, 2009. (2) A portion of these holes were collared in the Shivee Tolgoi JV Property and drilled into the Oyu Tolgoi Property. (3) These holes were drilled by Entrée prior to the Earn-in/JV Agreement being signed. (4) RC holes with diamond drill hole tails.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Exploration diamond drilling is contracted to Major Pontil Pty Ltd. (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2000 m.  Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and 5000 and Major 50 drills.  The vast majority of core at the Property has either been PQ-size (85 mm nominal core diameter) or HQ-size (63.5 mm nominal core diameter), with a small percentage using NQ-size (47.6 mm nominal core diameter).  Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 m prior to entering the mineralized zone.  A few holes have continued to depths of about 1300 m using PQ diameter equipment.

Core drilling and database procedures have been extensively described in reports by Cinits and Parker (2007) and Peters et al. (2006).  Additional details on core handling are provided in Sections 12 and 13.

All drilling completed on the Joint Venture Property has been by operated by Ivanhoe, except for six early-stage core holes drilled by Entrée at the X-Grid (Oortsog) Prospect, prior to the Earn-in Agreement being signed.  Diamond drilling has been the source of all geological and grade data in support of the Mineral Resource estimates completed on the Hugo North Extension Deposit.  A small percentage of the drilling (two holes totalling 736 m) is from combined RC/core drilling, which has RC drilling at the top of the hole in barren rock and core drilling once mineralization is encountered.

The following descriptions are based on work completed at both the Hugo North (on the adjacent Oyu Tolgoi Project) and Entrée’s Hugo North Extension Deposits.  Since both are one continuous zone of mineralization, the supporting database was evaluated as a whole and one block model was constructed to estimate the Mineral Resources.  Later, the resources were cut at the Property boundary for reporting purposes; thus discussion of drilling protocols that were in place during the exploration for all of the Hugo North and Hugo North Extension Deposits is warranted.

11.2.2     Hugo North Extension Exploration Diamond Drilling

No new drilling was carried out on the Hugo North Extension Deposit in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

11.2.3     Hugo North Extension Drill Results

No new drill results were received on the Hugo North Extension Deposit in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

11.2.4     Ulaan Khud (Airport North) Diamond Drilling

No new drilling was carried out on the Ulaan Khud trend in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

11.2.5	Geotechnical Drilling

No new geotechnical drilling was completed in 2009.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

11.3	JOINT VENTURE PROPERTY - JAVHLANT ML

11.3.1	Introduction

To the end of 2009, over 56 800 m in 44 holes m had been completed on Javhlant (Table 11.3.1 and
Figure 11.3.1).  All of the drilling has been by core methods and was completed by Ivanhoe Mines as part of the JV Agreement.  The majority of the drilling has been focused on delineating the Heruga deposit; 40 holes were drilled for a total of 53 403 m.  Elsewhere on Javhlant, 2 holes were drilled in the Castle Rock IP anomaly, one hole was drilled in the SW Magnetic anomaly, and 1 hole in the South Heruga IP anomaly.

Drill holes on the Joint Venture Property are identified in the Property database with “EG” for holes located on the Shivee Tolgoi ML, and “EJ”, for holes located on the Javhlant ML.  The prefix is followed by “D” for diamond drill holes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails.  Geotechnical, water and condemnation drill holes do not receive a special prefix, and are identified by the drilling method.

Exploration diamond drilling is contracted to Major Pontil Pty Ltd. (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2000 m.  Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and 5000 and Major 50 units.  The vast majority of core diameters at the Property have either been PQ-size (85 mm nominal core diameter) or HQ-size (63.5 mm nominal core diameter), with a small percentage using NQ-size (47.6 mm nominal core diameter).  Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 m prior to entering the mineralized zone.  A few holes have continued to depths of about 1300 m using PQ diameter.

Core drilling and database procedures have been extensively described in reports by Vann et al. (2008), Cinits and Parker (2007) and Peters et al. (2006).

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.3.1 Javhlant ML Drilling Summary to December 31, 2009
Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Final Depth (m)	Length (m)
	Easting	Northing
Heruga
EJD0001	648016.8	4759300	1162.73	270.2	-69.92	1137.8	1137.8
EJD0001A	648016.8	4759300	1162.73	270.2	-69.92	1724.2	794.7
EJD0003	647695.8	4759300	1163.48	270.39	-69.43	1302.8	1302.8
EJD0004	647369.8	4757897	1168.36	270.28	-69.68	922.7	922.7
EJD0005	647398.6	4759298	1164.19	268.35	-69.76	1087.1	1087.1
EJD0006	647265.2	4757891	1165.51	267.95	-60.96	870.9	870.9
EJD0007	647996.7	4758998	1162.13	273.51	-69.76	1325	1325
EJD0008	648299.4	4759297	1164.63	270.1	-68.94	1018.9	1018.9
EJD0008A	648299.4	4759297	1164.63	270.1	-68.94	1817.4	1272.1
EJD0009	647669.2	4757899	1167.5	269.24	-70.52	1163.2	1163.2
EJD0010	647648.5	4758398	1166.04	271.63	-70.04	1258.2	1258.2
EJD0011	647750	4758696	1161.45	272.51	-78.48	1729.1	1729.1
EJD0012	647649	4758099	1166.52	270.11	-70	1130.6	1130.6
EJD0013	647851.6	4758100	1167.13	271.07	-70.22	1353.1	1353.1
EJD0013A	647851.6	4758100	1167.13	271.07	-70.22	1123.3	621.9
EJD0013B	647851.6	4758100	1167.13	271.07	-70.22	1404	802
EJD0014	647848	4758399	1166.39	271.79	-70.53	1629.6	1629.6
EJD0015	647947.4	4758700	1161.28	270.38	-85.37	1417	1417
EJD0015A	647947.4	4758700	1161.28	270.38	-85.37	980.4	980.4
EJD0017	647869.3	4757899	1166.45	272.03	-70.64	577.7	577.7
EJD0017A	647869.3	4757899	1166.45	272.03	-70.64	1558.3	1049.3
EJD0019	647882.7	4757733	1164.77	261.05	-72.9	598.2	598.2
EJD0019A	647882.7	4757733	1164.77	261.05	-72.9	1557.6	991.6
EJD0020	648300.1	4758999	1163.09	272.21	-70.3	1482.2	1482.2
EJD0020A	648300.1	4758999	1163.09	272.21	-70.3	1471.5	877.5
EJD0021	648047.4	4758401	1164.38	271.63	-69.92	1744.5	1744.5
EJD0022	648068.9	4757889	1165.8	269.11	-70.74	1899.9	1899.9
EJD0023	648050	4758098	1164.61	271.45	-69.99	1660.3	1660.3
EJD0024	648252.5	4758399	1163.1	272.95	-70.73	1973.4	1973.4
EJD0025	648000.2	4759498	1163.92	267.35	-70.16	1449.7	1449.7
EJD0026	648452.3	4758100	1159.75	270.54	-69.27	1807.3	1807.3
EJD0027 i	647937.6	4759144	1163.72	270.9	-75.67	1788.3	1788.3
EJD0028 i	648200	4759500	1163	270.12	-69.85	1764.1	1764.1
EJD0029 i	648251.6	4758398	1163.1	272.95	-81.28	1723.5	1723.5
EJD0029A i	648251.6	4758398	1163.1	272.95	-81.28	1775.9	1141.9
EJD0030 i	647484	4757700	1162	271.55	-70.2	1794.6	1794.6
EJD0031 i	648362	4759499	1166	274.45	-70.09	1801	1801
EJD0032 i	647233	4757700	1160	268.94	-70.27	1632.6	1632.6

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.3.1 Javhlant ML Drilling Summary to December 31, 2009
Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Final Depth (m)	Length (m)
	Easting	Northin
EJD0033 i	648229	4758094	1154	269.79	-67	1520.3	1520.3
EJD0034 i	648565	4759500	1153	269.83	-65	1905	1905
40 holes						Total	53000
Castle Rock
EJD0016	650600	4757600	1160	270	-60	1151.5	1151.5
EJD0018	649000.8	4756607	1158.86	89.71	-61.2	946.1	946.1
2 holes							2097.6
SW Mag
EJD0002	637502	4759503	1214	90	-60	1151.5	1151.5
1 hole							1151.5
South Heruga IP
EJD0035	642750	4755800		270	-75	228.8	228.8
1 hole							228.8

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.3.1
Drill Hole Location on IP, Heruga Deposit

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

11.3.2	Exploration Diamond Drilling at Heruga

Exploration diamond drilling at Heruga has been completed by diamond coring methods, with drilling using PQ, HQ or NQ core sizes.  Drilling has not used triple tube to date.  Most holes are collared in PQ and reduced to HQ and in some instance NQ at depth.

The general treatment and handling of core for Heruga is as described in Section 12.  QG observed all steps in core handling with the exception of marking orientation lines and cutting core (although core saws were examined).  QG make the following observations and recommendations:

•
Ivanhoe maintains consistency of observations from hole to hole and between different loggers by conducting regular internal checks.  QG also recommends Ivanhoe ensure that actual observations are logged with respect to lithology rather than attempting to match a genetic model.

•	The manual logging system in place is potentially more error-prone than digital capture systems and recommends that such systems be investigated by Ivanhoe.

•
Samples should respect lithological, alteration or mineralization boundaries.  Although this will have a negligible implication for future resource estimates, it is considered good practice and will improve the estimation quality.  Duplicate core samples should not be taken at a contact.

•
The core storage at Oyu Tolgoi represents a possible risk to the project.  Given the long possible project life, the ability to locate core for the purposes of either re-logging or re-sampling is emphasized.

All exploration diamond drill holes at Heruga are drilled approximately grid west, generally at about 70 degree inclinations.  However the holes tend to deviate systematically towards north at depth.  The general orientation of drilling is considered to be appropriate, but it is likely some drilling at high angles to the “cross-section” (i.e. to the north or south) will be undertaken in future campaigns to resolve a number of geological uncertainties (for example the disposition of the mineralized quartz monzodiorite).

QG independently checked collar survey in the database versus surveyors’ records and conclude that the data used is sound.

11.3.2.1	Down Hole Surveys at Heruga

Where possible, the core was oriented, initially using BallMark© but more recently using the electronic ACE© core orientation system (a fully electronic system based on accelerometers).  QG consider that both of these devices are appropriate means of orienting core, and note that the frequency of core orientation on this project is appropriate.

11.3.2.2	Recoveries and RQD at Heruga

Core recovery at Heruga is generally very good.  Average recovery at Heruga to date is 97% to 100%, with the relatively rare poorly recovered intervals invariably correlated to shearing and faulting.

Scott Jackson and John Vann examined all the core in hole EJD-009 as well as significant runs (450 to 500 m) from holes EJD-013 and EJD-021 and confirmed that, in general, recovery was good and core condition (with the exception of faults) also very good.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Ivanhoe informed QG that RQD is not being recorded for Heruga core, nor has geotechnical logging been taking place, although this was reportedly standard practice at Oyu Tolgoi and Hugo Dummett.  If the project progresses, geotechnical logging should be reinstituted as a routine step, because the quality of data from half core is lower.

11.3.2.3	Bulk Densities at Heruga

QG spent time on site with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) to confirm that the procedures described in this report are applicable to the core sample preparation for the Heruga deposit.

QG performed an inspection of the equipment and samples being subjected to specific gravity determination on site (accompanied by Dale A. Sketchley).  This visit did not constitute an audit.  Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee, 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG make the following comments about bulk density estimation at Heruga:

•
The size of samples is small - typically samples are half core and less than 10 cm in length.  As a result the precision of individual determinations will be relatively poor.  QG recommend that Ivanhoe make determinations on the largest available pieces of core (this may require modified equipment, but is straightforward).

•
Currently measurements are taken on one small piece of core every 10 m drilled.  QG argue that the density data is very important and that measurements should be more frequent, ideally on all available intact core.

•	Ideally measurements should be made on whole core.

•
The outside repeating of core bulk density determinations is important and should be performed at an offshore laboratory.  A recent program to run such checks at the Genalysis UB facility resulted in very poor data due to insufficient training of the laboratory staff (samples were broken into small pieces before measurements were taken).

In summary, improvements need to be made to the process to increase precision of the data, but the data are likely to be acceptable in aggregate (i.e. when averaged) for an Inferred resource.

11.3.3	Heruga Drill Results

Drill locations in the Heruga Deposit are shown in Figure 11.3.1 and two representative drill sections are shown in Figure 11.3.2 and Figure 11.3.3.  All significant drill results for 2008 from Heruga are summarized below in Table 11.3.2.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.3.2
Geology and Mineralization Section N4758100, Looking North

1200 RL
800 RL
400 RL
0 RL
-400 RL
647200 E
647600 E
EJD0012
EJD0015 series
EJD0023
EJD0026
EJD0013A
EJD0013
EJD0013B
EJD0022
DA4b
DA2b
qmd
IVANHOE MINES MONGOLIA INC.
NEW HORIZONS
HERUGA DEPOSIT
SECTION n4758100
Geology and Assay Histogram
Date: 23 February 2008
Drawn by: Naran
Author: CF, OT-Team
Scale: 1 : 2,500

Note:
-   Figure from Ivanhoe Mines

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.3.3
Geology and Mineralization Section N4757900, Looking North

1200 RL
1000 RL
800 RL
600 RL
400 RL
200 RL
0 RL
-200 RL
-400 RL
EJD0006
EJD0014
EJD0009
EJD0017
EJD0022
EJD0017A
IVANHOE MINES MONGOLIA INC.
HERUGA DEPOSIT
SECTION n4757900
Geology and Assay Histogram
Date: 23 February 2008
Drawn by: Naran
Author: CF, OT-Team
Scale: 1 : 2,500

Note:
-   Figure from Ivanhoe Mines

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.3.2 Selected Mineralized Intervals from the Heruga Deposit, 2008-2009 Drilling
Hole ID From-to metres (m)	Interval (m)	Cu (%)	Au (G/t)	Mo (ppm)	CuEq* %
EJD0027
852.0 - 1776.0	924.0	0.49	0.59	131	0.93
Incl. 1252.0 - 1390.0	138.0	0.67	1.17	81	1.46
EJD0028
1064.0 - 1556.0	492.0	0.53	0.55	167	0.97
EJD0029
1472.0 - 1698.0	226.0	0.27	0.52	27	0.62
Incl. 1558.0 - 1586.0	28.0	0.64	0.88	72	1.24
EJD0029A
1016.0 - 1450.0	434.0	0.37	0.40	121	0.69
Incl. 1294.0 - 1306.0	12.0	1.93	1.62	907	3.44
1582.0 - 1770.0	188.0	0.40	0.47	47	0.72
EJD0030
1042.0 - 1174.0	132.0	0.35	0.34	119	0.64
1222.0 - 1682.0	460.0	0.35	0.30	115	0.61
EJD0031
1118.0 - 1560.0	442.0	0.53	0.31	151	0.80
Incl. 1226.0 - 1292.0	66.0	0.83	0.21	336	1.14
Incl. 1456.0 - 1538.0	82.0	0.83	0.75	183	1.40
EJD0032
1298.0 - 1462.0	164.0	0.36	0.27	142	0.60
EJD0033
1004.0 - 1214.0	210.0	0.37	0.32	108	0.64
EJD0034
1142.0 - 1384.0	242.0	0.49	0.19	189	0.71

11.4        LOOKOUT HILL WEST - TOGOOT MEL

11.4.1	Introduction

Both core and reverse-circulation drilling were carried out on the Togoot MEL in 2009.  Two targets were explored for precious metals:  Ukhaa Tolgod and Morinii Task and five targets were explored for coal:  Nomkhon Bohr, Coking Flats, Kharr Suul, Toogie West and the Central Cretaceous Basin.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.4.1
Drill Hole Locations, Western Portion - Nomkhon Bohr Target

Western Portion
Nomkhon Bohr Target
595,500
595,750
596,000
596,250
596,500
596,750
4,791,250
4,791,000
4,790,750
4,790,500
N
EG-RC-09-070
EG-RC-09-071
EG-RC-09-069
EG-09-115
EG-09-116
EG-RC-09-072
EG-09-114
EG-09-113
EG-RC-09-101
EG-RC-09-102
EG-08-108
EG-08-075
EG-RC-08-019
EG-09-117
EG-RC-09-067
EG-08-074
EG-RC-09-068
EG-09-112
EG-09-121
EG-09-119
EG-RC-09-065
EG-RC-09-066
EG-RC-08-021
EG-09-122
EG-08-106
EG-08-073
EG-08-076
EG-RC-08-020
EG-09-120
EG-09-118
EG-RC-09-099
EG-RC-09-100
EG-RC-09-098
EG-RC-09-096
EG-RC-09-064
EG-RC-09-063
EG-RC-09-104
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Western Portion - Nomkhon Bohr Target
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.4.2
Drill Hole Locations, Eastern Portion - Nomkhon Bohr Target

596,750
597,000
597,250
597,500
597,750
N
4,791,250
4,791,000
4,790,750
4,790,500
EG-RC-09-073
EG-RC-09-074
EG-RC-09-093
EG-09-124
EG-RC-09-075
EG-08-084
EG-RC-09-094
EG-RC-09-092
EG-08-087
EG-08-085
EG-08-068
EG-08-069
EG-08-083
EG-09-123
EG-RC-09-069
EG-08-077
EG-08-080
EG-RC-09-103
EG-08-070
EG-09-125
EG-08-071
EG-08-072
EG-08-082
EG-08-081
EG-RC-09-102
EG-RC-09-097
EG-09-117
EG-RC-09-090
EG-08-078
EG-08-079
Eastern Portion
Nomkhon Bohr Target
EG-08-066
EG-08-067
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Eastern Portion - Nomkhon Bohr Target
Lookout Hill Property

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.4.3
Drill Hole Locations - Coking Flats Target

588,000
590,000
592,000
594,000
N
Khar Suul
Toogie West
Coking Flats
4,790,000
4,788,000
4,786,000
4,784,000
4,782,000
EG-RC-09-062
EG-RC-08-022
EG-RC-08-023
EG-RC-08-024
EG-RC-08-025
EG-08-101
EG-08-107
EG-RC-08-034
EG-RC-08-033
EG-RC-09-077
EG-RC-09-106
EG-RC-08-032
EG-RC-08-027
EG-RC-08-031
EG-08-092
EG-RC-08-026
EG-RC-09-107
EG-09-132
EG-08-089
EG-RC-08-030
EG-09-127
EG-RC-08-040
EG-RC-08-029
EG-09-131
EG-RC-08-044
EG-08-091
EG-RC-08-043
EG-RC-08-039
EG-RC-08-028
EG-RC-08-042
EG-08-094
EG-RC-08-041
EG-08-097
EG-RC-08-035
EG-08-095
EG-RC-08-038
EG-RC-08-036
EG-RC-09-076
EG-RC-08-037
EG-09-128
EG-RC-08-049
EG-RC-08-050
EG-RC-09-078
EG-RC-09-091
EG-09-129
EG-RC-08-051
EG-RC-08-052
EG-09-126
EG-RC-09-080
EG-RC-09-079
EG-09-130
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Coking Flats Target
Northwest Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.4.4
Drill Hole Locations - Khar Suul Target

590,500
591,000
591,500
592,000
N
4,790,500
4,790,500
EG-RC-09-105
Khar Suul
4,790,000
4,790,000
EG-08-093
EG-RC-08-048
EG-RC-08-047
EG-08-096
EG-RC-08-046
EG-08-098
EG-RC-08-045
EG-08-099
4,789,500
4,789,500
EG-08-100
EG-RC-09-106
EG-08-104
EG-08-103
EG-08-105
EG-09-132
4,789,000
4,789,000
EG-RC-09-107
EG-09-131
EG-09-127
EG-RC-09-108
Coking Flats
EG-RC-08-044
EG-RC-08-043
4,788,500
4,788,500
EG-RC-08-042
EG-RC-08-041
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Khar Suul Target
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia
LEGEND
DDH Collars
RC Collars
4,788,000
590,500

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 11.4.5
Drill Hole Locations - Toogie West Target

587,000
587,500
588,000
588,500
589,000
589,500
N
4,791,000
4,790,500
4,790,000
4,789,500
4,789,000
4,788,500
4,788,000
4,787,500
EG-RC-09-060
EG-RC-09-054
EG-RC-09-059
EG-RC-09-056
EG-RC-09-055
EG-RC-09-058
EG-RC-09-057
EG-RC-09-053
Toogie West
EG-09-102
EG-RC-09-061
LEGEND
DDH Collars
RC Collars
Enlarged Area
Shivee Tolgoi Property
Entrée Gold Inc.
Drill Hole Locations
Toogie West Target
Togoot Licence (3136X)
Lookout Hill Property
Omnogovi Aimag, Mongolia

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

11.4.2     Core Drilling

Twenty four holes totalling 2831.25 m of core drilling was completed on the Togoot MEL in 2009 (Table 11.4.1).  Four targets were tested - Ukhaa Tolgod (gold - silver), Nomkhon Bohr (coal), Coking Flats (coal) and Khar Suul (coal).  Five of the holes deepened existing R-C holes, which had previously bottomed in diorite (Nomkhon Bohr target) or Cretaceous conglomerate (Coking Flats target).  Drilling, conducted under contract with AIDD LLC of Ulaanbaatar, was done in two phases: March 11 to May 12, 2009; and August 17 to September 4, 2009.

For the first phase of drilling, AIDD supplied a UDR-600 track-mounted drill rig (holes EG-09-109 to EG-09-126) and for the second phase, a Coretech YDX-3L track-mounted drill rig (holes EG-09-127 to EG-09-132).  All core was drilled using HQ2 (core diameter = 63.4 mm) or PQ equipment (core diameter PQ2 = 84.8 mm, PQ3 = 82.9 mm).  Recovery for precious metals holes was done using standard HQ wireline equipment and core barrels; for holes anticipated to be drilling coal, PQ3 triple-tube (split tube) equipment was used to maximize sample recovery.  Down hole surveying to determine hole deviation was done with a Reflex EZ shot digital camera.

Table 11.4.1 2009 Core Drill Hole Summary
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Start	End	Length	Size	Target
EG-09-109	597517	4785595	1344	155	-45	0.0	158.70	158.70	HQ2	Ukhaa Tolgod
EG-09-110	597456	4785573	1351	155	-45	0.0	143.25	143.25	HQ2	Ukhaa Tolgod
EG-09-111	595360	4790100	1320.00	180	-45	0.0	60.10	60.10	PQ3	Nomkhon Bohr
EG-09-112	596250.5987	4790997.7120	1362.8588	210	-60	0.0	76.80	76.80	PQ3	Nomkhon Bohr
EG-09-113	596277.2890	4791045.1961	1362.1890	210	-60	0.0	131.4	131.4	PQ3	Nomkhon Bohr
EG-09-114	596165.2414	4791048.5869	1360.9770	210	-60	0.0	49.3	49.3	PQ3	Nomkhon Bohr
EG-09-115	596188.8059	4791096.4381	1360.8720	210	-60	0.0	24.10	24.10	PQ3	Nomkhon Bohr
EG-09-116	596188.7334	4791093.6215	1360.8720	210	-60	0.0	35.00	35.00	PQ3	Nomkhon Bohr
EG-09-117	596700.5723	4791023.5202	1366.6660	145	-60	0.0	81.30	81.30	PQ3	Nomkhon Bohr
EG-09-118	596453.0477	4790949.5817	1365.4340	180	-60	0.0	113.40	113.40	PQ3	Nomkhon Bohr
EG-09-119	596448.1833	4791000.7090	1363.2836	180	-60	0.0	143.90	143.90	PQ3	Nomkhon Bohr

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.4.1 2009 Core Drill Hole Summary
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Start	End	Length	Size	Target
EG-09-120	596352.1460	4790951.6693	1364.2440	180	-60	0.0	99.00	99.00	PQ3	Nomkhon Bohr
EG-09-121	596351.1877	4790996.8825	1363.1910	180	-60	0.0	154.30	154.30	PQ3	Nomkhon Bohr
EG-09-122	596503.5076	4790972.8030	1364.6750	180	-60	0.0	130.20	130.20	PQ3	Nomkhon Bohr
EG-09-123	597398.8042	4791124.0920	1376.1470	180	-60	0.0	131.00	131.00	PQ3	Nomkhon Bohr
EG-09-124	597698.6882	4791147.4983	1379.9950	360	-90	102.0	290.05	188.05	HQ2	Nomkhon Bohr
EG-09-125	597351.3041	4791096.7382	1375.7900	180	-60	0.0	142.70	142.70	PQ3	Nomkhon Bohr
EG-09-126	587998	4784297	1256	360	-90	190.0	286.55	96.55	HQ2	Coking Flats
EG-09-127	591202	4788804	1315	135	-60	0.0	113.30	113.30	HQ2	Coking Flats
EG-09-128	589980	4787082	1301	135	-60	150.0	327.00	177.00	HQ2	Coking Flats
EG-09-129	588007	4785808	1281	360	-90	176.0	323.00	147.00	HQ2	Coking Flats
EG-09-130	587399	4783799	1274	360	-90	150.0	275.30	125.30	HQ2	Coking Flats
EG-09-131	591007	4788912	1303	360	-90	0.0	111.60	111.60	HQ2	Coking Flats
EG-09-132	591500	4789100		135	-60	0.0	198.00	198.00	HQ2	Coking Flats
Total Metres								2831.25

11.4.3                      Reverse-Circulation Drilling

A total of 8034 m of reverse-circulation (“R-C”) drilling in 56 holes was completed on the Togoot MEL in 2009 (Table 11.4.2, Figure 10.2.1 and Figure 10.2.2.) Ten holes were used to install water well testing (piezometer) holes at Nomkhon Bohr.  Drilling, conducted under contract with AIDD LLC of Ulaanbaatar, was done in 2 phases: the first during the period March 15 to April 10, 2009; and the second during June 13 to July 19, 2009.  AIDD provided a truck-mounted Schramm T685 reverse-circulation drill rig for the programme.  Exploration holes were drilled utilizing face-sampling hammers drilling 5.25 inch (140 mm) diameter holes.  Piezometers were drilled using 5.25 inch (140 mm) hammers, 4.5 inch (115 mm) blade bits, or 123 mm PDC (polycrystalline diamond compact) bits.  No surveys were done for hole deviation.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-053	588600	4789750	1252	000	90	41	Toogie West	Hole abandoned in Cretaceous clays
EG-RC-09-054	588600	4790950	1256	000	90	140	Toogie West	Cretaceous to 71 m; Permian sediments to EOH; no carbonaceous units
EG-RC-09-055	588600	4790350	1250	360	90	150	Toogie West	Cretaceous to 71 m; Permian sediments + diorite to EOH; carbonaceous units 115-150 m
EG-RC-09-056	587800	4790350	1247	360	90	170	Toogie West	Cretaceous to 73m; Permian sediments to 133 m, diorite to EOH
EG-RC-09-057	587800	4789750	1242	360	90	150	Toogie West	Cretaceous to 72 m; Permian sediments to 131 m, diorite to EOH; carbonaceous units 114-131 m
EG-RC-09-058	588600	4790050	1249	360	90	142	Toogie West	Cretaceous to 86 m; Permian sediments to 103 m, diorite to EOH
EG-RC-09-059	589400	4790650	1259	360	90	150	Toogie West	Cretaceous to 62 m; Permian sediments to EOH; carbonaceous units 107-150 m
EG-RC-09-060	587800	4790950	1242	360	90	150	Toogie West	Cretaceous to 57 m; Permian sediments to EOH; carbonaceous units 106-131 m, 132-146 m
EG-RC-09-061	588350	4788050	1256	360	-90	133	Toogie West	Cretaceous to 31 m; Permian sediments to EOH; carbonaceous units 40-98 m, 121-125 m; hole abandoned due to water pressure
EG-RC-09-062	594300	4790700	1302.27	360	-90	150	Coking Flats	Cretaceous to EOH
EG-RC-09-063	595996.0443	4790841.7820	1360.3880	360	-90	150	Nomkhon Bohr	Calcareous Permian seds to EOH; carbonaceous units 52-150m, no coal
EG-RC-09-064	595798.2228	4790847.7015	1356.8140	360	-90	150	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-065	595851.9603	4791000.3454	1356.0820	360	-90	100	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal
EG-RC-09-066	595995.3846	4790997.7724	1359.7580	360	-90	170	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal
EG-RC-09-067	596408.7060	4790999.8285	1362.9900	360	-90	170	Nomkhon Bohr	Calcareous Permian seds to EOH; no coal
EG-RC-09-068	596600.9579	4790995.9830	1366.4540	360	-90	90	Nomkhon Bohr	Infill drilling on Section 596600E; carb mudstones +/- coal at 20-50 m
EG-RC-09-069	596700.7495	4791097.1601	1365.3500	360	-90	96	Nomkhon Bohr	Infill drilling on Section 596700E; carb mudstones +/- coal at 51-71 m and 80-83 m
EG-RC-09-070	596598.8145	4791100.1597	1363.5220	360	-90	135	Nomkhon Bohr	Infill drilling on Section 596600E; carb mudstones +/- coal at 81-92 m
EG-RC-09-071	596499.5704	4791098.4090	1362.2487	360	-90	142	Nomkhon Bohr	Infill drilling on Section 596500E; carb mudstones +/- coal at 100-109 m
EG-RC-09-072	596398.3003	4791096.1838	1361.1570	360	-90	214	Nomkhon Bohr	Infill drilling on Section 596400E
EG-RC-09-073	597000.2986	4791152.8156	1368.9680	360	-90	162	Nomkhon Bohr	Infill drilling on Section 597000E
EG-RC-09-074	597200.1495	4791156.1028	1372.5900	360	-90	180	Nomkhon Bohr	Infill drilling on Section 597200E
EG-RC-09-075	597698.6882	4791147.4983	1379.9950	360	-90	103	Nomkhon Bohr	Diorite to EOH; deepened with EG-09-124
EG-RC-09-076	593100	4787900	1256	360	-90	200	Coking Flats	End in Cretaceous conglomerate
EG-RC-09-077	594500	4789500	1256	360	-90	123	Coking Flats	end in amygdaloidal basalt
EG-RC-09-078	591500	4787000	1256	360	-90	162	Coking Flats	End in Cretaceous conglomerate
EG-RC-09-079	587399	4783799	1274	360	-90	150	Coking Flats	End in Cretaceous sandstone
EG-RC-09-080	588000	4784300	1256	360	-90	190	Coking Flats	End in Cretaceous sandstone
EG-RC-09-081	605300	4771000	1256	360	-90	124	Morinii Takh	end in unaltered "rhyolite", heavy water flow
EG-RC-09-082	604000	4771000	1256	360	-90	150	Morinii Takh	Horseshoe Mag silicified target - Au

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010
Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-083	604000	4773000	1256	360	-90	148	Morinii Takh	Horseshoe Mag silicified target - Au
EG-RC-09-084	603000	4773000	1256	360	-90	140	Morinii Takh	Horseshoe Mag silicified target - Au
EG-RC-09-085	604000	4768900	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-086	599987	4770983	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-087	596600	4772900	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-088	596001	4770990	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-089	592000	4771000	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-090	588000	4770500	1256	360	-90	150	CentralCretBasin	No Permian underneath Cretaceous
EG-RC-09-091	588007	4785808	1281	360	-90	176	Coking Flats	Bottomed in possible lower Cretaceous
EG-RC-09-092	597299.9005	4791152.5940	1374.4959	360	-90	91	Nomkhon Bohr	NB09-PZ01 piezometer hole; piezometer installed
EG-RC-09-093	597292.8566	4791163.5070	1374.4689	360	-90	187	Nomkhon Bohr	piezometer hole; reamed HWT to 81 m, well abandoned
EG-RC-09-094	597281.6162	4791149.5850	1374.2635	360	-90	210	Nomkhon Bohr	NB09-PZ04 piezometer hole; piezometer installed
EG-RC-09-095	597202.2211	4790998.3850	1373.8802	360	-90	109	Nomkhon Bohr	NB09-PZ02 piezometer hole; piezometer installed
EG-RC-09-096	596503.0553	4790886.8080	1367.0017	360	-90	109	Nomkhon Bohr	NB09-PZ03 piezometer hole; pvc installed to 85 m
EG-RC-09-097	596898.7202	4791048.2440	1368.4921	360	-90	85	Nomkhon Bohr	geology hole; logged
EG-RC-09-098	596586.3145	4790908.6160	1368.8136	360	-90	100	Nomkhon Bohr	NB09-PZ05 piezometer hole
EG-RC-09-099	596361.2201	4790913.2780	1365.7513	360	-90	140	Nomkhon Bohr	NB09-PZ06 piezometer hole
EG-RC-09-100	596439.9778	4790950.9300	1365.1429	360	-90	140	Nomkhon Bohr	NB09-PZ07 piezometer hole

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010
Table 11.4.2 Reverse-Circulation Drilling - Togoot MEL
Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Az	Dip	Depth	Location	Comment
EG-RC-09-101	596501.1180	4791051.9720	1362.5855	360	-90	150	Nomkhon Bohr	NB09-PZ08 piezometer hole
EG-RC-09-102	596751.5571	4791049.7770	1366.1191	360	-90	140	Nomkhon Bohr	NB09-PZ09 piezometer hole; no analytical samples
EG-RC-09-103	597153.7544	4791126.6930	1371.9882	360	-90	197	Nomkhon Bohr	NB09-PZ10 piezometer hole
EG-RC-09-104	596350	4790800	1368	360	-90	75	Nomkhon Bohr	Hole abandoned in Cretaceous clays
EG-RC-09-105	592200	4790300	1368	360	-90	150	Khar Suul	Cretaceous to 71 m; Permian sediments to EOH; no carbonaceous units
EG-RC-09-106	592200	4789500	1368	360	-90	150	Khar Suul	Cretaceous to 71 m; Permian sediments + diorite to EOH; carbonaceous units 115-150 m
EG-RC-09-107	591100	4788950	1256	360	-90	150	Khar Suul	Cretaceous to 73 m; Permian sediments to 133 m, diorite to EOH
EG-RC-09-108	590100	4788600	1256	360	-90	150	Khar Suul	Cretaceous to 72 m; Permian sediments to 131 m, diorite to EOH; carb mudstone 114-131 m
Total Metres						8034

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

12.	SAMPLING METHOD AND APPROACH

12.1	INTRODUCTION

Sampling on the Lookout Hill Property has been completed by both Entrée on Lookout Hill West and by Ivanhoe on the Joint Venture Property.  Sampling programs on the Joint Venture Property have included stream sediment, soil, rock chip, drill core and RC techniques.

All of the sampling on the Joint Venture Property is carried out by Ivanhoe personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in Agreement being signed in October 2004.  All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the mineral resource estimates discussed in this report, and therefore the early-stage sampling methods on the Joint Venture Property are not discussed in this report.

Sampling programs on Lookout Hill West up to 2009 included soil, soil-MMI, rock chip, and drill core samples.  All of the sampling was carried out by Entree personnel or its contractors.

Sampling protocols in 2009 differ depending on target. The different exploration targets required the adoption of 2 separate sampling protocols - 1 for precious metals targets, and 1 for coal targets.  For the latter, protocols were established for both core drilling and R-C drilling, although laboratory sample preparation and analytical procedures were the same for each.

Because R-C samples almost always transect lithological boundaries, any coal seams less than the 1 m sample length or seams that are split across two adjacent samples, will report higher ash content and lower calorific value due to dilution by non-coal material.  The R-C sampling is therefore only a guideline to the presence of coal and does not accurately reflect coal grade.  Wherever possible, R-C chip sampling results must be accompanied by down hole geophysical surveying to determine the presence and actual thickness of coal seams within the host stratigraphy.

12.2	JOINT VENTURE PROPERTY

12.2.1	Diamond Drill Core Sampling - Hugo North Extension

Sampling for resource estimation has been conducted on diamond drill core obtained from Ivanhoe holes drilled between 2002 and March 2008.  The current core cutting protocol is as follows:

•	The uncovered core boxes are transferred from the logging area to the cutting shed (approximately 50 m) by fork lift on wooden palettes.

•	Long pieces of core are broken into smaller segments with a hammer.

•	Core is cut with a diamond saw, following the line marked by the geologist. The rock saw is regularly flushed regularly with fresh water.

•	Both halves of the core are returned to the box in their original orientation.

•
The uncovered core boxes are transferred from the cutting shed to the sampling area (approximately 50 m) by fork lift carrying several boxes on a wooden palette; constant 2 m sample intervals are measured and marked on both the core and the core box with permanent marker; a sample tag is stapled to the box at the end of each 2 m sample interval; sample numbers are pre-determined and account for the insertion of QA/QC samples (core twins, standards, blanks).

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

•
Samples are bagged.  These are always half core samples collected from the same side of the core.  Each sample is properly identified with inner tags and outside marked numbers.  Samples are regularly transferred to a sample preparation facility, operated by Mongolia LLC (SGS Mongolia), which is located approximately 50 m from the sample bagging area.

•	The unsampled half of the core remains in the box, in its original orientation, as a permanent record. It is transferred to the on-site core storage area.

•	Barren dykes that extend more than 10 m along the core length are generally not sampled.

12.2.2	Diamond Drill Core Sampling - Heruga

QG reviewed the sampling and handling of core during the February 2008 site visit.  QG did not observe core photography or core being cut, but did review quality of photos and procedure and equipment for core cutting.  Core re-construction, mark-up, logging and sampling observed by QG are fit for purpose.  The procedures described in Section 12.2.1 of this report are used for Heruga as well and are still in place.  Samples are taken on regular 2 m intervals and post-mineralization dykes over 10 m thick down hole were not sampled.  The observed core was cut in half correctly.

Scott Jackson and John Vann conclude that the sampling is adequate, appropriate and sufficient for the purposes of resource estimation on porphyry style deposits.

12.3	LOOKOUT HILL WEST (100% ENTRÉE)

12.3.1	Introduction

Core sampling programs at Lookout Hill West during 2009 can be divided into two categories; sampling for coal, and sampling for precious and base metals targets.

12.3.2	Core Sampling Procedures- Coal Targets

All core logging and sampling of coal intervals took place at the drill rig around the clock.  Core was retrieved directly from the split tube by Entrée personnel and taken to a mobile core-logging container.  Here, it was cleaned of excess mud, then geotechnically and geologically logged.  Core runs were measured for recovered length vs. drilled length as recorded by the driller, and sample recovery calculated.  Rock quality (RQD) was determined by summing all intact core intervals in a sample interval that exceed 10 cm in length and dividing the sum by the overall sample length. Magnetic susceptibility readings were taken for each run of recovered core.

Coal sample intervals were based on lithological breaks.  The majority of samples were 0.5 m or less; 34 samples were between 0.55 and 1.0 m.  In-seam partings were not sampled if they were in excess of 0.2 m.  Partings less than or equal to 0.20 m and greater than 0.05 m were sampled separately; partings less than or equal to 0.05 m were included with the coal sample  Hangingwall and footwall samples were usually taken of the 0.5 m interval immediately above or below a coal seam.  Samples were photographed, then as per industry standard, placed whole into plastic core sample sleeves along with a sample tag.  The core sleeves were immediately sealed with packing tape to prevent any moisture or volatile loss, and placed sequentially into cardboard core boxes.  The core boxes were sealed with packing tape for shipment via company vehicle to SGS in Ulaanbaatar.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

12.3.3     R-C Sampling Procedures - Coal Targets

All chip logging and sampling of coal intervals took place at the drill rig around the clock.  Sampling was done on one-metre intervals as determined by the driller.  Different sampling protocols were required, based on wet/dry chip return.

Dry sample was retrieved in 5 gallon plastic pails from the Schramm cyclone by Entrée personnel.  Dry samples were split in a Jones riffler on a 75 to 25 reject (“C”-sample) - analytical sample (“B”-sample) split.  The B-sample was placed into a numbered plastic sample bag with a sample assay tag and sealed with a zapstrap.  A portion of the reject was collected for washing and chip description (“A”-sample).  The remaining reject was then placed into a numbered rice bag, marked with the hole number and meterage.  The analytical sample and logging sample were brought to a mobile chip-logging container.  After washing, the cleaned chips were placed in Ziploc sample bags marked with the hole number and meterage.  Representative chips from the A-sample were archived in plastic chip trays for relogging and future reference.  No dry B-samples were submitted for analyses, as the target coal intervals were invariably wet.

Because wet samples cannot be split readily in the Jones riffler, they were split in the cyclone on a 75 to 25 basis with the 25% B-sample split collected in a plastic pail, drained of excess water and transferred to a sample bag, which was sealed with a zapstrap.  The A-sample was collected from the 75% C-sample split.  The A-sample was wet-sieved to remove fines, and placed in Ziploc sample bags marked with the hole number and meterage.  The onsite geologist then described and logged the chips from the A-sample.  Based on this, the geologist selected B-samples (coal or carbonaceous mudstones) for submission to the analytical lab.  Any B-samples that were not submitted were added to the C-sample rice bags.  Representative chips from the A-sample were archived in plastic chip trays for relogging and future reference.

12.3.4     Core Sampling - Precious Metals Sample Preparation and Analyses

In 2009, 144 core samples were analysed for gold and silver only.  This included field duplicates, field blanks and standard reference materials (SRMs), which were inserted into the sampling stream at a frequency of one per 20 samples.  With the exception of the SRMs, sample weights were recorded in the field on a postal scale; weights range from 1.1 to 8.7 kg, depending on the length of the sample and the amount of core loss during drilling/sampling.

Routine sample preparation and analyses were carried out by SGS Mongolia LLC at its Ulaanbaatar facility, an ISO9000:2001 accredited lab.  SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.  SGS Mongolia sorted the samples, verifying the sample tags to the sample submission sheets, and assigned a laboratory job number.  Samples were then weighed on an as-received basis.

The 2-stage sample crushing protocol involves crushing core in a jaw crusher to 100% passing nominal -6 mm, then crushing in a TM Engineering Terminator to 85% passing -3.35 mm.  The crushed sample is split using an 8 bin TM Engineering rotary splitter.  The sample from 1 bin is placed into a stainless-steel tray, with a sample number tag, for drying, and becomes the primary sample.  The remaining seven bins, which form the coarse reject, are emptied back into the original sample bag.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The primary sample is dried at about 65 to 70ºC in a stainless steel tray, and then pulverised in a Labtech LM2 pulveriser using low-Cr bowls to 90% passing 75 µm.  The entire sample is then funnelled into a paper bag for analysis.

Sizing tests are performed by SGS to assess whether the pulverising techniques are performing adequately.  Sizing data is reported in both digital data and hard-copy assay certificates.

Gold analysis was undertaken using the SGS Mongolia FAE303 assay method.  A 30 g sample is analyzed using fire assay preparation, followed by a di-isobutyl ketone (DIBK) solvent extraction, with an atomic absorption spectrometer (AAS) finish.  The lower detection limit was 1 ppb Au.  Any sample that assays over 1 g/t Au would be rerun automatically, using the same analytical method.

Silver analysis was undertaken using the SGS Mongolia AAS21R method, using a 30 g sample which was subjected to a three-acid (perchloric, nitric, hydrochloric) digest.  The digests were reduced to incipient dryness prior to the sample volume being made up with HCl for AAS analysis.  The lower detection limit was 1 ppm Ag.

SGS Mongolia reported assay results digitally to Entrée via email, and submitted hard-copy signed paper certificates.  Electronic versions of the assays are maintained in a Century Systems database.  Hard-copy certificates are stored in Entrée’s Vancouver office and duplicates stored in the Entrée office Ulaanbaatar.

SGS Mongolia uses a feldspar blank during pulverization, inserted at the rate of 1 per 20 samples.  The results are included in both digital and hard-copy assay data formats.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

13.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	INTRODUCTION

Sample preparation and analysis during exploration on the Lookout Hill Property has been completed by both Entrée on Lookout Hill West and by Ivanhoe on the Joint Venture Property.  Varying sample preparation and analytical protocols have been in place depending upon the sample type (stream sediment, soil, rock chip, drill core or RC samples).  All of the sample preparation within the Joint Venture Property was carried out under the direction of Ivanhoe personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in and JV Agreement being signed.  All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the mineral resource estimates discussed in this report, and therefore the early-stage sampling methods used on the Joint Venture Property are not discussed in this report.

Sampling programs on Lookout Hill West have included stream sediment, soil, rock chip, drill core and RC samples - in 2009 sampling was limited to drill core and RC samples.  All of the sampling was carried out by Entree personnel or contractors.

13.2	JOINT VENTURE PROPERTY

13.2.1	Sample Preparation and Shipment

Split core samples are prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia.  The prepared pulps are then shipped by air under the custody of Ivanhoe to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia.

The facility is well-equipped and the staff well-trained by SGS Mongolia.  All sample preparation procedures and QA/QC protocols were established by Ivanhoe in consultation with SGS Mongolia.  The facility currently processes between 50 and 200 samples per month from Ivanhoe projects throughout Mongolia, although most of these are from Oyu Tolgoi.  The maximum sample preparation capacity has been demonstrated to be around 600 samples per day when fully staffed.

The facility has 1 large drying oven, 2 Terminator jaw crushers, and 2 LM2 pulverizers.  The crushers and pulverizers have forced air extraction and compressed air for cleaning.  Smee, (2008) noted that some the equipment, in particular the crushers were in poor condition and deficient in a number of areas but also noted that according Dale A Sketchley, all concerns had been addressed as of April 10, 2008.

The samples are initially assembled into groups of 15 or 16 samples, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples.  The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visual estimates).  The two copper SRMs are necessary because SGS Mongolia uses a different analytical protocol to assay all samples >2% Cu.  The split core, reject, and pulp duplicates are used to monitor precision at the various stages of sample preparation.  The field blank can indicate sample contamination or sample mix-ups, and the SRM is used to monitor accuracy of the assay results.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The SRMs are prepared from material of varying matrices and grades to formulate bulk homogenous material.  Ten samples of this material are then sent to each of at least seven international testing laboratories.  The resulting assay data are analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.  Blank samples are also subjected to a round-robin program to ensure the material is barren of any of the grade elements before they are used for monitoring contamination.

The sample preparation protocol for Ivanhoe samples is as follows:

•	Coding: an internal laboratory code is assigned to each sample at reception.

•	Drying: the samples are dried at 75ºC for up to 24 hours.

•	Crushing: the entire sample is crushed to obtain nominal 90% at 3.35 mm.

•	Splitting: the sample passes twice through an approximate 1 inch (approximately 2.5 cm) Jones Splitter, reducing the sample to approximately 1 kg. The coarse reject is stored.

•
Pulverization: the sample is pulverized for approximately 5 minutes to achieve nominal 90% at 75 µm (-200 mesh).  A 150 g sample is collected from the pulverizer and sealed in a Kraft envelope. The pulp rejects are stored on site.

•	The pulps are put back into the custody of Ivanhoe personnel and SRM control samples are inserted as required.

•
Shipping: the pulps are stored in a core box and locked and sealed with “tamper-proof” numbered tags. Sample shipment details are provided to the assaying facility both electronically and as paper hard copy accompanying each shipment. The box is shipped by air to Ulaanbaatar where it is picked up by SGS personnel and taken to the analytical laboratory.  SGS confirms to Ivanhoe staff by electronic transmission that the seal on the box is original and has not been tampered with.

•	Storing and submitting: The pulp rejects are stored on site at the lab for several months and then returned to Ivanhoe in Ulaanbaatar for storage.

All equipment is flushed with barren material and blasted with compressed air between each sample that is processed.  Screen tests are done on crushed and pulverized material from one sample taken from the processed samples that comprise part of each final batch of 20 samples to ensure that sample preparation specifications are being met.

Reject samples are stored in plastic bags inside the original cloth sample bags and are placed in bins on pallets and stored at site. Duplicate pulp samples are stored at site in the same manner as reject samples.

13.2.2     Analyses - Joint Venture Property

Currently all routine sample preparation and analyses of the Ivanhoe samples are carried out by SGS Mongolia LLC (SGS Mongolia), who operate an independent sample preparation facility at Oyu Tolgoi site and an analytical laboratory in Ulaanbaatar.  The preparation facility was installed in 2002 as a dedicated facility for Ivanhoe’s Project during their exploration and resource definition stages.  Although the facility has mostly dealt with samples from the Oyu Tolgoi area, it also prepares some samples from other Ivanhoe projects in Mongolia.  This Oyu Tolgoi facility closed in November 2008, after completion of Heruga drilling.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

During 2002 and 2003, the sample preparation facility and analytical laboratory operated under the name Analabs Co. Ltd.  Analabs is an Australian-based company controlled by Scientific Services Limited, which was bought by the SGS Group in 2001.  SGS is an internationally-recognized organization that operates over 320 laboratories worldwide and has ISO 9002 certification for many of their laboratories.  The operating name of the Mongolian subsidiary was changed to SGS Mongolia LLC (SGS Mongolia) in 2004.  All Ivanhoe rock and drill samples since 2001 have been submitted to the same sample preparation and analytical laboratory operated under these names.

Until May 2005 (OTD900) SGS Welshpool in Perth, Australia was designated as the secondary (check) laboratory and after this time the secondary laboratory was changed to Genalysis Laboratory Services Pty Ltd. (Genalysis), also in Perth.  From January 2006 (OTD930/EGD53) onward, the check assay program has been in abeyance based on recommendations from Smee (2006), who stated, “The check analysis confirms the conclusions drawn from the on-going quality control program, but at a considerable cost in time, effort, and money.  I recommend that the check assay program be discontinued.”

At the time of this report, the SGS Mongolia analytical laboratory in Ulaanbaatar and the SGS laboratory in Perth were recognized as having ISO 9001:2000 and ISO/IEC 17025 accreditation respectively (SGS 2006).  The National Association of Testing Authorities Australia has accredited Genalysis to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.

13.2.2.1	SGS Mongolia

All samples are routinely assayed by SGS Mongolia for gold, copper, and molybdenum.  Gold is determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with Aqua Regia, followed by an AAS finish, with a detection limit of 0.01 g/t.  Copper and molybdenum are determined by acid digestion of a 0.5 g subsample, followed by an AAS finish.  Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water.  The detection limits of the copper and molybdenum are 0.001% and 10 ppm, respectively.  The same acid digestion is also used for analyses of Ag and As, with detection limits of 1 ppm and 100 ppm.

Ivanhoe also conducts a Trace Elements Composites (TEC) program, in addition to routine copper gold and molybdenum analyses. Ten metre composites of equal weight are made up from routine sample pulp reject material.  The composites are subject to multi-element analyses comprising a suite of 48 elements determined by inductively coupled-plasma ICP-OES/MS methods after 4 acid digestions. Additional element analyses include mercury by Cold Vapor atomic absorption spectroscopy (AAS), fluorine by KOH Fusion/Specific Ion Electrode, and carbon/sulphur by Leco furnace.  Ivanhoe uses results from the TEC program for deleterious element modelling.
According to the most recent audit in April 2008 (Smee, 2008), the analytical laboratory has implemented some significant improvements since the last audit and is using procedures and equipment that are consistent with industry “best practices” and therefore can be used for resource estimating purposes.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

SGS Mongolia reports the results digitally to Ivanhoe via email and submits signed paper certificates.  General turn-around is approximately 7 days.  All hard copy certificates are stored in a well-organized manner in a secure location on site and copies are kept off site for security.

13.2.3     QA/QC Programme - Joint Venture Property

Ivanhoe Mines has a comprehensive QA/QC programme in place (Sketchley and Forster, 2007) comprising: inserting standard reference samples (SRM’s), blank material, duplicate samples and check assays.  All sampling and QA/QC work is overseen on behalf of Ivanhoe Mines by their QA/QC Manager Dale A. Sketchley, M.Sc., P. Geo.  Since March 2002, Ivanhoe Mines has retained independent geologist/geochemist Barry Smee, P.Geo, to conduct semi-annual audits of both the preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).  The most recent audit was completed in late April 2008.  Mr. Smee concluded in the last audit that the SGS Mongolia sample preparation laboratory was operating efficiently and with full QC protocols in place and the Ulaanbaatar analytical facility is using procedures and equipment that are consistent with industry “best practices” and can be used for resource estimation purposes.

A monthly QA/QC report is produced by Ivanhoe Mines to monitor drill core QC.  From March to July 2007, the SRM failure rate was very low and ranged between 0 to 2%. In August 2007, a commercial molybdenum SRM was introduced to monitor Mo assays from Heruga and in August and September 2007 the failure rate increased to 9% and 5% respectively.  The higher failure rate is believed to be due to the commercial SRM which was not “matrix matched” to core samples and produced a significantly low bias in the Mo assays. In October 2007 Ivanhoe replaced the commercial SRM with a matrix matched Mo SRM and by January 2008 the failure rate had dropped to 1% (Sketchley and Tuvshintsengel, 2008). No continuing problem areas are known to QG.

13.2.3.1	Blank Sample Performance

Figure 13.2.1 and Figure 13.2.2 show typical assay performance of field blanks for gold and copper.  In these figures, the lower blue horizontal line represents the analytical detection limit (ADL) of the respective metal, and the upper yellow horizontal line represents the analytical rejection threshold (ART).  The gold ADL is 0.01 g/t with an ART of 0.06 g/t; copper ADL was initially 0.01% and is now 0.001% with an ART of 0.06%. The results show a low incidence of contamination and a few cases of sample mix-ups, which were investigated at site and corrected.

13.2.3.2	Sample Duplicates

The QA/QC program currently uses three different types of duplicate samples: core, coarse reject, and pulp; laboratory check pulp samples sent to an umpire lab were only used up to the end of 2005 and the program is now in abeyance.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The same criteria do not apply to core duplicates because these differences cannot be controlled by the sub-sampling protocol; however, the heterogeneity of the mineralization ideally would allow the difference to be less than 30%.  Table 13.2.1 summarizes the results of the Percentile Rank statistical analyses for each type of sample with charts of the results shown in Figure 13.2.3 and Figure 13.2.4.

Figure 13.2.1
Field Blank Performance - Gold

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Original Gold Assays for Blanks - March 1, 2002 to March 31, 2003
Gold g/t
0.10
0.08
0.06
0.04
0.02
0.00
Analysis Reference Number

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Final Gold Assays for Blanks - March 1, 2002 to March 31, 2003
Gold g/t
0.10
0.08
0.06
0.04
0.02
0.00
Analysis Reference Number

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.2
Field Blank Performance - Copper

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Original Copper Assays for Blanks - March 1, 2002 to March 31, 2003
Copper (%)
0.200
0.150
0.100
0.050
0.000
Analysis Reference Number

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Final Copper Assays for Blanks - March 1, 2002 to March 31, 2003
Copper (%)
0.200
0.150
0.100
0.050
0.000
Analysis Reference Number

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.3
Gold Duplicate Samples

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Gold Duplicate Samples - All Hugo North (IV & EG) - February 13, 2006
Percentile Rank
Core (CO=0.05)
Core (CO=0.2
Reject (CO=0.2)
Reject (CO=0.05)
Pulp (CO=0.05)
Pulp (CO=0.2)
Absolute Relative Difference
60%
50%
40%
30%
20%
10%
0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Percentile Rank

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.4
Copper Duplicate Samples

Ivanhoe Mines Mongolia Inc. - Oyu Tolgoi Project
Copper Duplicate Samples - All Hugo North (IV & EG) - February 13, 2007
Percentile Rank
Core (CO=0.05)
Core (CO=0.2
Reject (CO=0.05
Reject (CO=0.2)
Pulp (CO=0.05)
Pulp (CO=0.2)
Absolute Relative Difference
60%
50%
40%
30%
20%
10%
0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Percentile Rank

The coarse reject and pulp duplicates for gold are about the same because of the finer reject crushing size.  Although the reject precision is within the ideal threshold, the pulp duplicates tend to be higher, which is probably because most gold values lie near the detection limit where precision is poorer.  This is further supported by an improvement in precision at higher grades, although there is also a possibility of gold liberation during pulverization.  For copper, both coarse reject and pulp duplicates are also similar because of the finer reject crushing size with both being well within the ideal limits.  Core duplicates for both copper and gold are above the ideal arbitrary value of 30%, which is related to an uneven distribution of mineralization between core halves as typically caused by quartz vein and fracture controlled mineralization.

13.2.3.3	Check Assay Program

For most of the drill programs Ivanhoe has maintained a check assay program sending approximately 5% of assayed pulps to external (secondary) laboratories.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 13.2.1 Duplicate Percent Difference at the 90th Population Percentile
Duplicate Type	Cu		Au
	No.	Diff. (%)	No.	Diff. (%)
Core Cut Off = 0.2 g/t	1969	40	848	44
Coarse Reject Cut Off = 0.2 g/t	996	5	445	17
Pulp Cut Off = 0.2 g/t	934	4	434	15

SGS Welshpool in Perth was designated as the secondary laboratory until May 2005 (drill hole OTD900), when Ivanhoe switched to Genalysis in Perth.

13.2.4	QG 2008 Review and Comments on Ivanhoe Sampling and QA/QC

13.2.4.1	Sample Preparation and Shipment for Heruga

QG spent time on site with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) and confirmed the procedures (described in Section 13.2 of this report) are still applicable to the core sample preparation for the Hugo North and Heruga deposits.

The security measures in place for shipment of pulps to the SGS analytical laboratory in Ulaanbaatar were briefly reviewed (including observing the dispatch of samples) and are considered by Scott Jackson and John Vann to be adequate and appropriate (these are discussed further under Section 0 of this report).

13.2.4.2	QG Review of the On-Site Sample Preparation Laboratory

QG performed an inspection of SGS Mongolia sample preparation facility on site during both site visits (accompanied by Dale A. Sketchley).  These visits did not constitute an audit. Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

In general QG is of the opinion that this facility is set up and operating in a satisfactory manner. Recommendations about sample preparation made after the first site visit were all noted to have been implemented at the time of the second site visit.

QG recommend that the sample preparation facility be audited at least annually.

13.2.4.3	Heruga Analyses

QG understand that the analytical protocol followed for Heruga are the same as for previous work at Oyu Tolgoi and Hugo Dummett deposits, as described in Section 13.2 of this report.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

QG checked a selection of assays in the database (about 13% of the data employed for the Mineral Resource estimate) against signed certificates as part of the database validation (see Section 14.2.3 of this report) and found no errors.

Scott Jackson (QG) briefly visited the SGS Mongolia Minerals assay laboratory at Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar.  This visit did not constitute an audit and there were very few sections of the laboratory actually working on the day (due to a very low workload on the day). Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG’s brief review of the laboratory in Ulaanbaatar concluded the laboratory was well run with properly-maintained equipment, a stable workforce and appropriate quality control measures in place. QG noted that there was a high degree of manually recorded readings compared to most modern laboratories.

QG recommend that the SGC analytical laboratory facility in Ulaanbaatar be audited at least annually.

13.2.4.4	QG Comments on Sampling and QA/QC

John Vann (QG) spent time during site visits with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects), who presented the current systems of quality management to QG.  These systems are also summarized in Sketchley and Forster (2007).

All sampling, assaying, and QA/QC work at Heruga was overseen by Dale A. Sketchley, assisted by Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe).

QG focused their attention on the elements being estimated in the resource, i.e. copper, gold, molybdenum and silver, and make the following specific comments and recommendations:

•	QG confirm that the steps described in Section 13.2 of this report are continuing on the Heruga Project.

•	The general level of diligence and supervision of sample preparation and analytical quality control is good.

•	The frequency of insertion of SRM, blanks and pulp duplicates is considered by QG to be sufficient to manage the quality of data.

•
QG consider that the monthly QA/QC reports of Sketchley and Tuvshintsengel (example referenced: Sketchley and Tuvshintsengel, 2008) form a better than industry average reporting of quality management on the project.

•	Fail criteria for assay batches were considered to be appropriate.

•	There are minor biases evident in many of the standard run-charts, mostly minor, and in many instances, reversing over time (thus not contributing to global bias).

Dale A. Sketchley (Ivanhoe) informed QG on site that SGS Mongolia has had an inherent negative molybdenum bias for several years.  However, because other deposits at Oyu Tolgoi have low molybdenum values (close to detection limit) this issue was not addressed earlier.  Heruga has significant Mo mineralization in places, and thus requires more rigorous QC monitoring, which has been instituted.  The laboratory now includes internal SRMs that adequately monitor higher molybdenum values.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Improved matrix matched SRM’s and closer monitoring have resulted in results for Mo being acceptable.  In conclusion, the Mo value of SRM’s should be monitored carefully, and the source of any biases investigated.  The biases for Mo discussed here, if present are likely to result in grades being understated, and thus would lead to conservatism in the Mineral Resource estimate.

QG consider that the maintenance of a check assay program is good practice. QG have been advised by Ivanhoe that this check assaying procedure is now re-instituted.

QG are of the view that the current core duplication is providing little useful data from a quality management point of view and have previously recommend that it is discontinued or reduced significantly.

The duplicates for assay pulps and coarse rejects for Heruga are performing satisfactorily.

QG conclude that Ivanhoe’s current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are generally appropriate and such that the data for the Heruga project are acceptable as inputs to resource estimation.

Analytical results shown on each of the QC monitoring charts (Figure 13.2.5 to Figure 13.2.28) have been divided into two parts with subtitles, “RR Assays” and “Routine Assays”.  The subtitle “RR Assays” denotes analytical results obtained from each of the participating laboratories that were used to determine the mean and +2SD/3SD tolerance limits marked on each chart.  The subtitle “Routine Assays” denotes analytical results obtained from the SGS-UB, the lead analytical laboratory.

Figure 13.2.5
Average SGS SRM Gold Bias, 2002 to 2008

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.6
Average SGS SRM Copper Bias, 2002 to 2008

Figure 13.2.7
Average SGS SRM Molybdenum Bias, 2002 to 2008

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.8
SRM #27 Charts - Gold Original and Final

Figure 13.2.9
SRM #27 Charts - Copper Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.10
SRM #27 Charts - Molybdenum Original and Final

Figure 13.2.11
SRM #33 Charts - Gold Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.12
SRM #33 Charts - Copper Original and Final

Figure 13.2.13
SRM #33 Charts - Molybdenum Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.14
SRM #39 Charts - Gold Original and Final

Figure 13.2.15
SRM #39 Charts - Copper Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.16
SRM #39 Charts - Molybdenum Original and Final

Figure 13.2.17
SRM #43 Charts - Gold Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.18
SRM #43 Charts - Copper Original and Final

Figure 13.2.19
SRM #43 Charts - Molybdenum Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.20
SRM #48 Charts - Gold Original and Final

Figure 13.2.21
SRM #48 Charts - Copper Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.22
SRM #48 Charts - Molybdenum Original and Final

Figure 13.2.23
SRM #49 Charts - Gold Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.24
SRM #49 Charts - Copper Original and Final

Figure 13.2.25
SRM #49 Charts - Molybdenum Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.26
SRM #50 Charts - Gold Original and Final

Figure 13.2.27
SRM #50 Charts - Copper Original and Final

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.2.28
SRM #50 Charts - Molybdenum Original and Final

13.3	LOOKOUT HILL WEST

13.3.1     Core Sample Preparation and Shipment - Precious Metals Targets

Core was transported to Entrée’s Togoot camp for logging, then to the Shivee Tolgoi camp for splitting and sampling.  Core was split using a diamond-blade core saw.  Sampling was generally on 2.00 m intervals.  Cutting intervals were marked on the wooden core trays, and sample tags inserted along each core sample run.  Core was sampled as it was split, and the sampled portion and relevant sample tag placed into pre-numbered plastic bags.  The bags were sealed with a zip-tie.  Five to eight plastic-bagged samples were placed into rice sacks, which were also zip-tied, prior to dispatch via truck to the SGS Mongolia laboratory in Ulaanbaatar.  The remaining half-core was taken to a fenced core-storage compound at Entrée’s Shivee Tolgoi camp, where it has been pallet-stacked.

No sample preparation was carried out in the field.  Samples for shipment to the laboratory were loaded, together with a chain-of-custody (CoC) document and laboratory sample submission form, into a padlocked metal box on the transport truck; the.  Keys for the padlock were held on site; by the driver who has to allow police authorities to search the truck as requested; and by SGS staff.  On arrival at SGS Mongolia, SGS staff members unlocked the box and unloaded the samples.  A signed confirmation of sample receipt was given to the driver, and subsequently handed to the geologist on the driver’s return to the Entrée camp.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

13.3.2	Precious Metals Analyses

Routine sample preparation and analyses in 2009 of Entrée’s diamond drill core samples was carried out by SGS Mongolia LLC at the Ulaanbaatar facility, an ISO9000:2001 accredited lab.  SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.

SGS Mongolia sorts the samples, verifying the sample numbers on bags to the sample submission sheets, and assigns a laboratory job number.  Sample weights are recorded; weights range from 1 to 15 kg, depending on core diameter and amount of core loss during drilling/sampling.

The 2-stage sample crushing protocol involves firstly crushing core in a jaw crusher to 100% passing nominal -6 mm, and secondly crushing in a TM Engineering Terminator to 85% passing -3.35 mm.  The crushed sample is split using an 8 bin TM Engineering rotary splitter.  The sample from one bin is placed into a stainless-steel tray, with a sample number tag, for drying, and becomes the primary sample.  The remaining seven bins, which form the coarse reject, are emptied back into the original sample bag.

The primary sample is dried at about 65 to 70ºC in a stainless steel tray, and then pulverised in a Labtech LM2 pulverizer using low-Cr bowls to 90% passing 75 µm.  On request from Entrée on specific samples, approximately 100 g of the sample is bagged into a paper Kraft bag.  More normally, the entire sample is funnelled into a paper bag for analysis.

Sizing tests are performed to assess whether the SGS Mongolia pulverising techniques are performing adequately.  Sizing data is reported both in digital data and hard-copy assay certificates.

Gold analysis is undertaken using the SGS Mongolia FAE303 assay method, comprising a 30 g fire assay, with an AAS finish after DIBK solvent extraction.  The lower detection limit is 1 ppb Au.  Samples that assay over 1 g/t Au are automatically rerun, using the same analytical method.

SGS Mongolia reports assay results digitally to Entrée via email, and submit hard-copy signed paper certificates.  Electronic versions of the assays are maintained in a Century Systems database.  Hard-copy certificates are stored in Entrée’s Vancouver office and duplicates stored in the Entrée office Ulaanbaatar.

13.3.3	Coal Analyses

All 2009 coal samples, core and R-C, were sent to ACTLABS in Ulaanbaatar, an ISO 17025 accredited facility for initial analyses.  Sample preparation was carried out using ASTM Method D-2013, with the exception that final crush was done to minus 80 mesh rather than minus 60 mesh.  The samples underwent the following procedure:

•	Receive/reconcile samples.

•	Samples were weighed and reported to client as “Received Weight”, then air dried and re-weighed.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

•	SG measurements were done on lump coal according to the method given in ASTM Standard D 167 - 93.

•
Initial crush to 3/8’’ (9.5 mm) using a Holmes coal crusher Model 201XL.  This material was passed through a riffle splitter to obtain 8 equal sub-samples - 6 of them were sealed in an air tight container for future analyses.

•
The remaining 2 sub-samples were crushed using a Holmes pulveriser Model 350 to minus 80 mesh.  This material was passed through a riffle splitter to obtain 8 equal sub-samples - 4 of them were sealed in an air tight container for future analyses.

•
The remaining four sub-samples were used for the following analyses: proximate analysis (includes moisture, ash, volatiles and fixed carbon -ASTM Standard D-1542), total sulphur % (ASTM Standard D-4239) and calorific value (ASTM Standard D-2015).

•	All equipment and splitters were carefully cleaned between samples using compressed air and brushes.

Coarse -4 mm reject (100 g splits) from 134 samples (87 core samples and 47 R-C samples) were sent to SGS Ulaanbaatar, an ISO9000:2001 accredited facility, for coal check analyses.  The samples undergo the following procedure:

•	Receive/reconcile samples.

•	Samples are air dried to standard for Determination of Moisture in the Analysis Sample (ISO11722 Method).

•	A portion of the sample is taken for ‘Relative Density’ (RD) under the protocols established in Australian Standard AS 1038.21.2_1992.

•
Remaining sample is subject to determination of ash content (ISO1171), volatile matter (ISO562), Fixed Carbon (ISO1213-2), Total Sulphur (ISO19579 : Determination of Sulphur by IR Spectrometry), and calorific value (ISO1928 : Determination of Gross Calorific Value via Bomb Calorimeter).

13.3.4	QA/QC Programme

13.3.4.1	Quality Assurance and Quality Control - Precious Metals Targets

On receipt of analytical results, the lab sample weights were compared to field sample weights, which were checked for discrepancies.  None were found, indicating no problem for sample handling between field and lab.

Nine duplicates, 9 blanks and 8 standards were inserted into the sample stream in 2009.  For duplicates, the remaining half of the core after the initial split was submitted, rather than a ¼ split, to reduce the likelihood of very fine core debris or easily-washed material being responsible for precious metals mineralization.  Only gold was checked (Table 13.3.1), as there was no visible base metal mineralization in the core that was recovered in 2009.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 13.3.1 QAQC Au Results for Standards and Field Blanks
Hole_ID	Sample	STD_Code	Certificate	Actual Au ppb	Lab Au ppb	SD	DV For Failure	Lower Limit	Upper Limit	Status
EG-09-109	3517	CGS-3	UB036526	530	532	24	3	458	602	Passed
EG-09-109	3526	CGS-5	UB036526	130	117	10	3	100	160	Passed
EG-09-109	3555	CGS-11	UB036526	730	693	34	3	628	832	Passed
EG-09-109	3576	CGS-2	UB036526	970	938	46	3	832	1108	Passed
EG-09-110	3588	CGS-7	UB036527	950	930	40	3	830	1070	Passed
EG-09-110	3608	CGS-12	UB036527	290	275	20	3	230	350	Passed
EG-09-110	3640	CGS-1	UB036527	530	526	34	3	428	632	Passed
EG-09-110	3646	CGS-4	UB036527	2090	2170	75	3	1865	2315	Passed
EG-09-109	3520	FLDBLANK	UB036526	1.6	0.5	-	-	0	35	Passed
EG-09-109	3537	FLDBLANK	UB036526	1.6	1	-	-	0	35	Passed
EG-09-109	3550	FLDBLANK	UB036526	1.6	0.5	-	-	0	35	Passed
EG-09-109	3568	FLDBLANK	UB036526	1.6	3	-	-	0	35	Passed
EG-09-110	3597	FLDBLANK	UB036527	1.6	0.5	-	-	0	35	Passed
EG-09-110	3620	FLDBLANK	UB036527	1.6	2	-	-	0	35	Passed
EG-09-110	3633	FLDBLANK	UB036527	1.6	0.5	-	-	0	35	Passed
EG-09-110	3650	FLDBLANK	UB036527	1.6	1	-	-	0	35	Passed
EG-09-110	3664	FLDBLANK	UB036528	1.6	0.5	-	-	0	35	Passed

Failure limits for lab results were set at three standard deviations above and below the actual Au content for standards (Table 13.3.2).

Table 13.3.2 QAQC Au Results for Duplicate Samples
Hole_ID	Parent Sample	Certificate	Au_ppb (Parent)	Duplicate Sample	Duplicate Au_ppb
EG-09-109	3530	UB036526	<1	3531	<1
EG-09-109	3559	UB036526	<1	3560	4
EG-09-109	3571	UB036526	<1	3572	<1
EG-09-109	3581	UB036527	8	3582	11
EG-09-109	3511	UB036526	4	3512	7
EG-09-110	3614	UB036527	16	3615	15
EG-09-110	3625	UB036527	2	3626	3
EG-09-110	3657	UB036527	2	3658	1
EG-09-110	3669	UB036528	6	3670	2

Given the low results consistent with observed mineralization in the two Ukhaa Tolgod drill holes, no check analyses were submitted to other laboratories.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

13.3.4.2	Quality Assurance and Quality Control - Coal Targets

As is accepted industry practice for coal work, no sample duplicates, standards, or blanks are inserted into the sample stream.  As coal is a relatively low-value, bulk commodity, no special security measures are put in place for sample handling, shipping and storage.

On receipt of analytical results, the lab sample weights were compared to field sample weights, which the author checked for discrepancies.  This was done to determine if samples numbers were confused on receipt by the lab.  Although some discrepancies were found, these were explained by problems at the field weighing stage rather than laboratory error.

For coal check analyses, 100 g splits from re-homogenized coarse reject material from eightyseven core samples and fortyseven R-C samples were sent from ACTLABS to SGS Mongolia LLC in Ulaanbaatar for check analyses for specific gravity, proximate analysis, fixed Carbon %, Tails Sulphur %, and calorific value.  Comparison of the ACTLABS analyses with the SGS check analyses shows there is a definite laboratory bias:

•
Ash from ACTLABS is usually lower.  There are 49 samples where the ± percentage difference between lab ash contents is greater than 10%; for only one sample is the ACTLABS ash value the higher of the two.

•	Moistures are nearly always lower at ACTLABS. This is not necessarily a bias but reflects varying laboratory humidity.

•	Heating Value at ACTLABS is nearly always higher (Figure 13.3.1), which is expected as ash is lower.

•	Sulphur shows a slight bias toward lower values for ACTLABS - but there are pluses and minuses which might suggest nugget effect due to pyrite.

•	RD is slightly lower for ACTLABS which given the lower ash would be expected, although the significant differences don’t always correspond between the labs.

There appears to be at least two different populations of data when considering ash/heating value relationship for the ACTLABS data whereas the SGS data show a single population (Figure 13.3.1).  The ACTLABS data need to be verified to determine if they are real or if there is a problem with their analyses.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 13.3.1
ACTLABS vs SGS - Ash (Air-Dried %)

Figure 13.3.2
Ash Heat Plot - ACTLABS and SGS

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

13.3.5	Sampling Bias

Sampling bias can be inherent in the core splitting process when a wet diamond blade saw is used, if mineralization of interest is partitioned into very fine easily washed material.  In coal work, because the entire sample is bagged very soon after retrieval from the core barrel and submitted without splitting, this type of sample bias is eliminated.

13.3.5.1	Data Verification

As a first check for quality control, all samples are weighed in the field before dispatch.  These data are compared to the sample weight recorded at the laboratory, to ensure that no samples are numbered incorrectly.  Analytical data were entered into Excel spreadsheets and checked against sample descriptions, whether for MMI, rock or drill core samples.

13.4	DRILLING PATTERN AND DENSITY - COAL TARGETS

The Ukhaa Tolgod target was drilled for the first time in 2009.  Two short holes were planned spaced 50 m apart to intersect the mineralization exposed in trenches close to surface, as well as explore for deeper disseminated mineralization.   The Morinii Takh and Central Cretaceous Basin targets were also drilled for the first time in 2009.  In the case of the former, drilling was planned to look for blind mineralization associated with outcropping silicification, or to investigate nearby high and low magnetic responses.  The Central Cretaceous Basin was drilled on 4 km centres, testing an area of subdued magnetic response interpreted as having potential for the presence of Permian stratigraphy beneath Cretaceous cover rocks.

For drill hole planning, Nomkhon Bohr was considered to be a Complex deposit, following criteria established by the Canadian Geological Survey (Hughes et al, 1989).  For assurance of existence of a measured reserve, the recommended section spacing is 150 m, mean spacing along section is 100 m, with a minimum of three intercepts a section.  Drill holes on the Nomkhon Bohr target were usually spaced to give coverage on 100 m centres along strike, and planned, where possible, to test the coal horizon on 50 to 100 m intercepts in the down-dip direction.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

14.	DATA VERIFICATION

14.1	SHIVEE TOLGOI ML VISITS AND SAMPLING BY QG

Scott Jackson and John Vann completed a site visit to the Hugo North and Hugo North Extension Deposits in February 2008.  Although all drilling at Hugo North had ceased by then, active drilling was observed at Heruga on Entrée ground. QG visited drill rigs and reviewed drill core and sampling procedures at Heruga.

During a subsequent visit in September 2008, QG reviewed the geology and mineralization encountered on surface and in the drill holes completed to that date.  Although the review also included mineralized zones in which Entrée has no interest (Southern Oyu Deposits and Hugo Dummett Deposits within the area of the adjacent Oyu Tolgoi Project), time was spent looking at drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structures that apply directly to the Hugo North Extension.

The site visits entailed brief reviews of the following:

•	Overview of the geology and exploration history of the Oyu Tolgoi Project (presented by Ivanhoe geologists, Charlie Forster, Stephen Torr and Cyril Orssich).

•	Visit to the Joint Venture Property covering the Hugo North Extension.

•	Drill rig procedures (at Heruga) including core handling.

•	Sample collection protocols.

•	Sample transportation and sample chain of custody and security.

•	Surveying (topography, collar and down hole deviations).

•	Core recovery.

•	QA/QC program (insertion of standards, blanks, duplicates, etc).

•	Inspection of the SGS Mongolia operated on-site preparation laboratory.

•
Review of diamond drill core, core logging sheets and core logging procedures (selected core from ten representative drill holes from various mineralized zones).  The review included commentary on typical lithologies, alteration and mineralization styles.

•	Bulk density sampling.

•	Management of geological data and database structure.

During the September 2008 visit, 15 quarter core samples were collected by QG (Table 14.1.1).  Although many of these are from core at the Hugo Dummett and Southern Oyu deposits, thus outside of Entrée’s project, they are considered important to report here, since they support the overall Mineral Resource estimate of the Hugo North/Hugo North Extension.

The sole intent of analyzing these samples was to confirm the general range of gold and copper grades, especially the high copper values, reported in previous exploration on the Lookout Hill Property.  Immediately after collection, the sample bags were sealed by QG using numbered, secure zip-ties, placed into a sealed plastic drum and put into the custody of Ivanhoe staff.  Due to logistical difficulties and the time needed to get sample export approval from the Mongolian government, the option of QG carrying the samples out of the country was not possible.  Instead, Ivanhoe agreed to organize courier shipping of the samples (via an international courier service) from Ulaanbaatar to QG in Perth.  Upon their arrival at QG’s offices in Perth, the seals were checked prior to their submission to Ultratrace Laboratories, also in Perth, for preparation and analysis.  These samples were analyzed for gold by 40 g fire assay with an AAS finish and for Cu by AAS method with aqua regia digestion. The results are shown in Table 14.1.1.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 14.1.1 Check Assaying on Selected Oyu Tolgoi Drill Cores
Area	Hole	Interval	IVN Cu	QG Cu	IVN Au	QG Au
SW Oyu	OTD 185	602-604	0.79	0.61	2.45	1.89
SW Oyu	OTD 288	304-306	0.55	0.54	2.00	1.90
SW Oyu	OTD 288	420-422	1.35	1.21	1.81	1.77
SW Oyu	OTD 292	242-244	0.75	0.69	2.16	2.02
SW Oyu	OTD 755	204-206	0.77	0.72	1.65	1.49
Hugo Sth	OTD 653	518-520	2.59	2.69	0.03	0.03
Hugo Sth	OTD 653	620-622	2.57	2.62	0.13	0.10
Hugo Sth	OTD 470	202-204	1.05	1.31	0.03	0.06
Hugo Sth	OTD 470	472-474	2.72	3.02	0.07	0.14
Hugo Nth	OTD 576C	1026-1028	5.25	5.45	3.45	2.09
Hugo Nth	OTD 576C	1078-1080	4.23	4.39	0.52	0.68
Hugo Nth	OTD 576C	1112-1114	4.53	4.48	0.56	0.53
Hugo Nth Extn	EGD006A	1240-1242	5.27	4.84	1.87	1.49
Hugo Nth Extn	EGD006A	1464-1466	5.42	5.18	2.99	3.23
Hugo Nth Extn	EGD006A	1564-1566	1.41	1.44	0.42	0.40

The average check copper grades agree almost exactly with the original values.  Although the gold assays are slightly lower, the difference is not statistically significant.  QG conclude that this exercise independently confirms the approximate tenor of both gold and copper mineralization identified by the original Ivanhoe sampling and assaying.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

14.1.1	QG Core Review

Portions of three selected drill holes from Hugo North and Hugo North Extension were examined by QG over 1400 m of core (Table 14.1.2).  Existing drill-logs were checked against drill core and, in general, the previous core-logging by Ivanhoe was found to be accurate.

Table 14.1.2 Summary of Oyu Tolgoi Core Reviewed by QG
Area	Hole No	Trays
SW Oyu	OTD 185	All
SW Oyu	OTD 288	All
SW Oyu	OTD 292	All
SW Oyu	OTD 755	All
Central	OTD 226	All
Hugo Sth	OTD 653	300-700 m
Hugo Sth	OTD 470	200-EOH
Hugo Nth	OTD 514A	900-1300 m
Hugo Nth	OTD 576C	900-1300 m
Hugo Nth Extn	EGD 006A	1000-1700 m

14.2	JAVHLANT ML VISIT BY QUANTITATIVE GROUP

Scott Jackson (QG) and John Vann (QG) completed a site visit in February 2008. Scott Jackson was on site from February 20 to 22 and John Vann was on site 20 to 26 February.  During their site visit they were accompanied at various times by Charlie Forster (formerly Ivanhoe Senior Vice President Exploration - Mongolia), Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects), Cyrill Orssich (Senior Geologist, Ivanhoe) and David Crane (Senior geologist and Database Manager, Ivanhoe), and Peter Lewis of Lewis Geoscience (who is retained by Ivanhoe as a consulting structural geology expert).

The purpose of QG’s visit was to review the geology and mineralization of the Heruga project. Although there is no outcrop of mineralized units at the Heruga exploration site, Scott Jackson and John Vann made a brief visit to surface exposures of the Oyu Tolgoi deposits with Charlie Forster on February 20, 2008.

The current geological model was reviewed in detail on site. In addition, the drilling, sampling, sample preparation, chain of custody, analytical protocols and procedures, quality assurance and quality control (QA/QC), and database structure were briefly reviewed.

The site visit entailed the following activities:

•	Overview of the geology and exploration history of the Oyu Tolgoi Project (presented by Charlie Forster, Ivanhoe Senior Vice President Exploration - Mongolia).

•	Thorough review of geological interpretation on paper sections and plans (with Peter Lewis of Lewis Geoscience) as well as independent examination of the same sections and plans.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

•	Review of existing drilling data, including brief checking of drill hole orientation, depth, number of holes etc).

•	Visits to the surface exposures of the Oyu Tolgoi South, Southwest and Central Zones.

•	Visiting the surface above the Hugo South and Hugo North deposits, up to the boundary with the Joint Venture Property covering Shivee Tolgoi (Hugo North Extension).

•	Visit to the site at Heruga. Note that there is no surface exposure of the mineralized geology at Heruga.

•	Rapid review of drill rig procedures and core handling, including a visit to the drilling sites at Heruga (where four rigs were operating at the time of the visit).

•	Review of sample collection procedures (accompanied by Dale A. Sketchley, Ivanhoe Manager QA/QC Advanced Projects).

•	Rapid review of core recovery for the Heruga drill data.

•	Rapid overview of QA/QC measures including standard reference materials, blanks, duplicates etc. (accompanied by Dale A. Sketchley).

•	Examination of bulk density (BD) sampling procedures (accompanied by Dale A. Sketchley).

•
Review of diamond drill core, core logs, core recovery, collar survey, down hole surveys, core photography for three selected holes: EJD009, EJD013 and EJD021 (accompanied by Peter Lewis of Lewis Geoscience)

•
Inspection of SGS Mongolia sample preparation facility on site (accompanied by Dale A. Sketchley).  Sample transportation and chain of custody procedures were discussed during this inspection, but samples were not being prepared at the time of inspection.  The facility was also inspected a second time, accompanied by Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe) to sight chain of custody processes.

•	Construction of geological wireframes used as the basis of estimation domains (reviewed with Cyrill Orssich (Senior Geologist, Ivanhoe) on screen).

•
Construction of wireframes employed for limiting reported Mineral Resource estimates and discussions regarding classification under CIM definitions (in person with Charlie Forster and Cyrill Orssich; by email/phone with Stephen Torr - Chief Resource Geologist - Ivanhoe).

•	Structural geology and interpretation (reviewed with Peter Lewis on cross sections and plans).

•	Management and structure of geological database (reviewed with David Crane, Senior geologist and Database Manager, Ivanhoe).

Scott Jackson (QG) also briefly visited the SGS Mongolia Minerals assay laboratory at Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar.  This visit did not constitute an audit. Such audits have been completed at intervals by Barry Smee: (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

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14.2.1	QG Heruga Core Review

QG did not independently collect and assay core samples from the Heruga deposit.  However:
1.
The independent checking on quarter core by QG, as reported in Section 14.1 of this report, indicates that the copper and gold assay values were independently verified for the SW Oyu and Hugo deposits.  This verification occurred on materials of similar geological characteristics, collected through the same systems and processed through the same sample preparation facility and laboratory as the Heruga samples.  Consequently they provide collateral support for the validity of the data subjected to QG’s review of Heruga.

2.
Scott Jackson (QG) and John Vann (QG), who both have significant experience in porphyry-type deposits, sighted the copper and molybdenum sulphide minerals in hole EJD0009 and verified that visual estimates of grades were order of magnitude consistent with the reported (assayed) grades.  This was done in numerous assayed intervals for copper in the range 0.1 to 1.5% and for molybdenum at the 0.10% level in hole EJD0009.

3.
John Vann (QG) similarly sighted the copper and molybdenum sulphide minerals in holes EJD0013 and EJD0021 and verified that visual estimates of grades were order of magnitude consistent with the reported (assayed) grades.  The higher-grade gold mineralization in hole EJD0013 was confirmed as being significantly more altered and having a higher proportion of quartz veins relative to lower grade zones.

4.
John Vann (QG) sighted the presence of visible gold in hole EJD0028, at 979.2 m depth, verifying the presence of gold in the Heruga deposit.  This interval contains >10 particles of free gold, several approximately 1mm in diameter, all unequivocal.  The gold is contained in deformed bluish and grey-white quartz associated with dark grey-blue sulphides, probably molybdenite ± ?galena ± ?sphalerite.

QG undertook review of diamond drill core, core logs, core recovery, collar survey, down hole surveys and core photography for portions of three selected holes (EJD0009, EJD0013 and EJD0021) as summarized in Table 14.2.1.

Table 14.2.1 Summary of Heruga Core Reviewed by QG
Area	Hole No	Trays
Heruga	EJD0009	All
Heruga	EJD0013	~450 m
Heruga	EJD0021	~500 m

The core was examined by QG with Peter Lewis and (for selected periods of EJD0009) David Crane and Cyrill Orssich, both of Ivanhoe.

Typical stratigraphic, structural, lithology and mineralization styles were sighted.  During this review QG focused on confirming the general structural architecture (presence of the unconformity and the Bor Tolgoi Fault) confirmation of gross lithologies as logged and the mineralization style and tenor.  As previously mentioned, the approximate tenor for sulphide copper and molybdenum mineralization was visually confirmed in numerous sampled intervals.  Visible gold was inspected and confirmed in a sample from hole EJD028, at 979.2 m depth.

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QG conclude that the core examined is consistent with the style of mineralization being reported (porphyry gold-copper-molybdenum), and that the wire-frame geological modelling honors the key litho-structural distinctions seen in the core.

QG also randomly checked existing drill logs against core and, while minor discrepancies were noted the core logging was in general found to be accurate with regard to key features.

14.2.2	QG Drill Site Visit

Scott Jackson (QG) and John Vann (QG) also visited four operating diamond drill rigs at the Heruga deposit on February 21, 2008, accompanied by Charlie Forster.  The holes being drilled were EJD0028, EJD0027, EJD0029 and EJD0030.

Core was inspected at all the operating drill sites, in three cases core was mineralized, and in one instance (EJD0028) QG observed mineralized core being extracted from the core barrel.  At the time of the visit, hole EJD0030 was still coring in barren rocks above the unconformity.

QG formed the overall impression that the drilling sites were very well organized and managed.

14.2.3	QG Database Review

For all intervals of the three holes listed in Table 14.2.1, a test of data integrity of Heruga data was performed by QG.  This involved comparison of database records against scanned records of original signed assay certificates for copper, gold and molybdenum analyses for all assayed intervals in holes EJD0009, EJD0013 and EJD0021. In total 1122 records out of 8468 (approximately 13%) of the Heruga data set used for estimation was compared against original assay certificates from SGS Mongolia.  In addition, the assays for arsenic and silver were checked wherever they were elevated and elsewhere randomly. No discrepancies were found in this review.

In addition, collar coordinates were checked again database records for the same three holes. No errors were detected.

QG also checked down-hole surveys for these holes against the orientation data stored in the database.  No errors were detected.

QG concluded that the assay and survey database for Heruga correctly reflects the primary data sources examined for the three holes selected and is thus suitable for use in Mineral Resource estimation.

QG did not review survey or assay data from any deposits other than Heruga during this visit.

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14.2.4	QG Comments on Sample Security Measures at Heruga

John Vann (QG) spent time with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) and also Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe) who presented the current systems for sample security and chain of custody to QG.  The following summarizes the current approach.

Pulp samples are locked and sealed with tamper-proof, uniquely numbered security tags in wooden shipping boxes.  The boxes are then wrapped in rice bags and sealed using clear adhesive tape.  These boxes, typically containing six batches, are transported by air to Ulaanbaatar then collected by SGS personnel, and taken to the analytical laboratory for assaying.  Sample shipment details are exchanged between SGS personnel in Ulaanbaatar and Ivanhoe site personnel.  SGS confirm the state of security seals when returning information to Ivanhoe.

QG observed the dispatch of samples from site, and conclude that the security measures adopted are of a very high standard.

QG are informed that, after assaying, pulp samples are stored at the laboratory for several months, after which they are transferred to Ivanhoe’s warehouse in Ulaanbaatar, and finally returned to the Oyu Tolgoi site for long-term storage.

Core logging and sampling procedures were reviewed by Owen Cullingham during two visits to the site. It was observed that core and chip sample logging followed sound geological logging practices; nomenclature in the coal zones followed a modified Diessel classification system as described in part 8.4 of this report. Initial sampling procedures were modified to reflect industry practices of sampling by litho types as described in Section 12.3.2 herein.

Visits to both analytical  laboratories were made and a review of laboratory practices was made by Owen Cullingham.  Cullingham recommended some changes in procedures and which for the most part were adhered to.  Some errors resulted with preparation of samples for washability analyses and are adequately addressed in the text of this report (Section 16.2 of this report).

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

15.	ADJACENT PROPERTIES

The Joint Venture Property is immediately adjacent to Ivanhoe Mines’ Oyu Tolgoi mining license which hosts porphyry copper-gold mineralization within the Hugo Dummett (South and North) deposit and within the Southern Oyu deposits (Southwest, South and Central Oyu).  From Ulaan Khud in the north to Heruga in the south, the known copper-gold-molybdenum deposits now span a distance of 20 km along what has been termed the Oyu Tolgoi structural trend. Developments on the Oyu Tolgoi Project are relevant to Entrée’s Hugo North Extension and Heruga resources.

The following description of mineralization and alteration at Oyu Tolgoi is quoted verbatim from Kirwin et al, 2005.

“Mineralization and alteration at Oyu Tolgoi is characterized by multiple copper-gold porphyry centres with late high-sulfidation systems, which occur above and partially telescoped onto the underlying copper-gold porphyry systems.  The high-grade core of the South West Oyu deposit is cylindrical-shaped copper-gold porphyry, 250 m in diameter, that extends vertically for over 800 m.  Mineralisation is centered on small 10 to 30 m wide; syn to late mineral porphyritic quartz monzodiorite (QMD) dykes and extends for over 100 m into the adjacent host basaltic volcanics.  Contorted milky white quartz veins are developed in both the mineralized QMD and basaltic volcanics.  Quartz vein textures include sinuous networks of milky quartz rather than classical porphyry planar, multidirectional centerline vein stockworks.  Similar quartz vein textures have been described at Tampakan in the Philippines.  The quartz veins appear to have formed largely as an early, relatively high temperature event.  Unidirectional solidification textures or USTs.have been observed as delicate millimetre lacey layers throughout a 30 m zone in drill hole OTD 183.  Similar USTs have been observed at many gold-rich porphyry deposits including Bajo de le Alumbrera.Chalcopyrite with subordinate pyrite and bornite occurs disseminated and as late fracture fillings within the quartz veins and host rocks. Gold to copper ratios increase from 2:1 to 3:1 at depth.  Alteration within the QMD is predominantly early pervasive albite overprinted by quartz-sericite with minor fluorite and rare tourmaline.  The basaltic volcanics feature biotite-magnetite with late chlorite-sericite.  Pervasive biotite alteration occurs in the core of the deposit and grades outwards as vein selvages.  Gold is very fine, ranging from 1 to 120 µm, and occurs intergrown with chalcopyrite as veinlet infills, healing hydro fracturing of pyrite crystals and as inclusions within or on grain boundaries with chalcopyrite and bornite or gangue.  Lower grade, propylitic altered basalt with 1:1 gold to copper ratios extends for 600 x 2000 m around the high-grade core.  The QMD dyke bounding South West Oyu to the southeast is sericite altered at upper elevations and weakly mineralized with disseminated pyrite and chalcopyrite.

High sulphidation systems above, and partly telescoped onto underlying porphyry systems occur at Central Oyu Tolgoi and South Hugo Dummett, the latter is hosted mainly by dacitic ash flow tuffs which overly basaltic volcanics and stocks and dykes of QMD.  Drilling has so far encountered two kinds of HS systems defined by sulfide mineralogy, zonation and geological setting.  At Central Oyu covellite and pyrite are related to an upwardly flared zone of intense quartz-muscovite alteration with subordinate minamite, dickite, pyrophyllite. Primary apatite has been altered to secondary phosphates (crandellite, svanbergite and woodhousite).  Mineralisation is centered on porphyry-style quartz-veined QMD dykes.  In Central Oyu, a supergene-enriched chalcocite blanket, tens of metres in thickness has developed overlying the covellite, pyrite-rich HS mineralisation.  Sooty chalcocite coating pyrite and filling fractures underlies a 20 m to 60 m thick, hematite, goethite-rich leached cap. Minor exotic copper mineralisation has been observed in some drill holes adjacent to the main Central Oyu deposit.

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At South Hugo, bornite, chalcopyrite and chalcocite are related to high density porphyry-style quartz veins, cutting dacitic ash flow tuffs.  Within the ash flow tuffs the advanced argillic alteration is characterized by alunite, pyrophyllite, diaspore, dickite, topaz, zunyite, minor fluorite and rare dumortierite.  Mineralisation extends vertically and laterally from a series of porphyritic monzodiorite apophysies or from a deep seated porphyry-style core.  Deep drilling has encountered magnetite and chalcopyrite veining in biotite and chlorite altered, augite porphyry basalt similar to South West Oyu.  The bornite, chalcopyrite and chalcocite mineralisation at South Hugo has exceptional copper grades (locally 10% Cu over 2 m sample intervals), and appears to be zoned laterally from a bornite-dominated core, outward to chalcopyrite and pyrite.

North Hugo has a continuous high grade bornite dominant core which extends for at least 1.6 km northeast from South Hugo.  At the southern end it has a vertical extent of 100 m which increases to more than 700 m at the northern end.  The m and increases to approximately 200 m at the northern section.  The greater than 1% copper grade shell which fully envelops the high grade core, attains a maximum horizontal thickness of 450 m at zero RL (1160 m below surface).  Mineralisation is hosted in basalts and quartz monzodiorite stocks.  The best gold values are associated with bornite and the gold to copper ratios vary from 1:10 to as high as 1:1 in the northern part.”

Geologists at Ivanhoe Mines (C. Forster, pers. comm., 2007) compare mineralization at Heruga most closely to the Southwest Deposit on Oyu Tolgoi. The description below of the Southwest Deposit is taken from Peters et al. (2006):

“Copper-gold porphyry style mineralization at the Southwest deposit consists of a cylindrical highgrade core roughly 250 m in diameter enclosed within a broad zone of lower-grade mineralization.  The high-grade core is centred on a 10 m to 30 m wide, vein-rich quartz monzodiorite dyke and extends for over 100 m into the adjacent massive porphyritic augite basalt.  The high-grade core is characterized by 1 cm to 50 cm wide contorted milky white quartz veins in sericite, albite, minor tourmaline-altered quartz monzodiorite and biotite-magnetite-altered augite basalt, overprinted by chlorite and sericite.  Chalcopyrite with subordinate pyrite, bornite, and molybdenite occur as late veinlets filling fractures in quartz veins and disseminated through wall rocks.

Low-grade copper mineralization peripheral to the high-grade core is characterized by lower vein densities, hosted in chlorite and epidote altered basalt and lesser sericite- and albite-altered quartz monzodiorite. Magnetite veinlets post-date the quartz veins but predate the main sulphide event.  Chalcopyrite, bornite, and pyrite are mainly disseminated, with fracture- or vein-controlled sulphides being less prominent. These peripheral zones include; the informally defined Far South zone, which encompasses mineralized basalt with 1:1 gold:copper (ppm:%) ratios on the southwest margin of the deposit area, and the Bridge zone, consisting of copper-mineralized basalt and quartz monzodiorite between the Southwest and Central deposits.  Although these two subzones were used in 2005 as domain boundaries in resource modeling (see Juras, 2005), there is no clear geological boundary distinguishing them from the adjacent peripheral zone mineralization.

Gold mineralization in the Southwest deposit is closely associated with chalcopyrite, and occurs intergrown with chalcopyrite, as inclusions and fracture infills within pyrite, or on grain boundaries of pyrite.  Less frequently, gold occurs on grain boundaries with bornite or as inclusions in bornite, quartz or carbonate.  The gold to copper (ppm:%) ratios range from 2:1 to 3:1 within the high-grade core, decreasing to 1:1 in the low-grade margins of the deposit.

The Southwest deposit is capped by an oxidized zone that varies from 50 m to 60 m thick, and consists of black copper oxide (neotocite or tenorite) as fractures coatings, and speckled throughout the oxidized limonite-stained basalt.

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Alteration styles at the Southwest deposit are typical of copper-gold porphyry systems.  Augite basalt in the high-grade core of the deposit contains biotite and magnetite alteration, overprinted by chlorite and sericite.  Biotite alteration occurs pervasively in the core of the deposit and grades outwards to selvage controlled within pervasive chlorite and epidote alteration.  Minor albite alteration occurs as selvages along veins or fractures.  Locally, brown carbonate alteration is present in the basalt.

Vein-rich quartz monzodiorite (OT-Qmd and xQmd phases) in the high-grade core contains sericite-biotite-albite alteration with minor tourmaline and montmorillonite.  Pink albite alteration commonly occurs as selvages on veins or fractures, and sericite overprints biotite and albite.

In the low-grade peripheral portions of the deposit, augite basalt is pervasively chlorite-magnetite altered, with epidote occurring in patches and sericite and pink albite on vein or fracture selvages.  Pink albite may form reaction rims around irregularly-shaped epidote patches.  Biotite alteration occurs locally.  Late calcite or ankerite veins crosscut the assemblage.  Quartz monzodiorite within the low-grade margin contains pervasive sericite alteration, with albite occurring along quartz vein or fracture margins.  Spotty biotite alteration occurs locally.”

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

16.	MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical testing additional to that reported in Vann et al. (2008) was completed in 2009 on material from Heruga or from Hugo North Extension.

16.1	JOINT VENTURE PROPERTY

16.1.1	Summary

The Oyu Tolgoi Project under consideration here consists of three main ore sources: Southwest, Central and Hugo North.  Southwest and Central ores will be extracted by open cut mining and Hugo North ore by block caving.  The Shivee Tolgoi license covers and area that is subject to a joint venture between Entrée Gold and Ivanhoe Mines Mongolia this area within the Hugo North Deposit is also called Hugo North Extension.  Metallurgical testwork has been carried out on samples from Hugo North Extension as well as Hugo North.  The following is a summary from the Oyu Tolgoi Technical Report 2008 that describes the testwork for the entire Oyu Tolgoi Project. It is considered that the results of testwork for Hugo North will also be applicable to Hugo North Extension.

The Southwest deposit is a gold-rich porphyry system characterized by pipe-like geometry approximately 250 m in diameter and extending over 700 m vertically.  The copper mineralization is dominated by chalcopyrite, with minor bornite (less than 20%).

The South deposit outcrops as copper oxides underlain by secondary sulphides and then chalcopyrite.  The copper grade is lower than in the other deposits, and there is little gold.  Some of the South deposit will fall within the bounds of the Southwest pit.  For this reason, both the South and Southwest ores are hereafter referred to as Southwest.

The Central deposit is “funnel” shaped, with a chalcocite enrichment blanket overlying a large covellite zone.  A chalcopyrite/gold zone lies at the base of the covellite zone, although this is expected to contribute less than 5% of the material mined from the Central deposit.

Hugo North dips away and has very high copper grades at a depth of 1000 m or more.  Gold appears to increase with depth, with some coarse, visible particles observed in the drill core.  Copper mineralization consists of chalcopyrite, bornite, and chalcocite.

IMMI initiated and supervised a program of work to investigate the metallurgical response of samples of drill core from the southwest, central, and Hugo Dummett deposits between 2001 and 2003.  Testwork carried out by SGS Lakefield Research Limited (“SGS”), A.R. MacPherson Consultants Ltd. (“ARM”), and Terra Mineralogical Services (“Terra”) established basic comminution parameters, the amenability of gold recovery by gravity concentration, and the amenability of copper and gold recovery by flotation.  Limited testwork was also conducted on samples from the South deposit.

In late 2003, the then study managers, Amec Ausenco Joint Venture (AAJV) together with IMMI determined that an additional phase of metallurgical testwork was necessary to support a feasibility study.  This program, which began in early 2004 and extended through to early 2005, was designed to establish the flotation and comminution response of ores from southwest, central, Hugo South, and Hugo North.

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Because of the proposed mining sequence at the time, which showed that southwest ore only was to be treated during the first 5 years, the predominant focus of the testwork was Southwest ore.  This orebody was to be developed to feasibility study level; Hugo North would only be at the preliminary assessment level of development by the end of the study period.

Laboratory batch-scale and pilot-plant flotation testwork programs were conducted at AMMTEC Ltd. (“AMMTEC”) in Perth.  Additional testwork to define fundamental flotation and comminution parameters was executed by MinnovEX Technologies Ltd. (“MinnovEX”) - now part of SGS.  Laboratory-scale comminution testwork programs were also conducted at AMMTEC.  SGS carried out a SAG pilot-plant test program to confirm the laboratory-scale testwork.

In July 2005, Amelunxen Mineral Processing Ltd (“Aminpro”) began flotation analysis work which continued into 2007.  SGS, MinnovEX and Process Research Associates (“PRA”) were contracted to do the testwork.  The MinnovEX testwork was done for the cleaner circuit on the Southwest and Central ores.  The PRA testwork was on the Hugo North ore including samples of Hugo North Extension (Shivee Tolgoi ML).

16.1.2	Test Programs

In late 2003, AAJV and IMMI determined that additional testwork was necessary to support the feasibility study.  The objective of the new testwork was to confirm the amenability of the flow sheet adopted from the early testwork done for the Preliminary Assessment and to characterize the ore featured in the new mine plans in terms of flotation and comminution response.  The testwork scope included:

•	Additional bench-scale batch and locked-cycle flotation testing on Southwest and Central production composites to confirm the previous results and to test flow sheet alternatives.

•	Bench-scale batch and locked-cycle flotation testing on Hugo South and North production composites to develop prefeasibility level metallurgical parameters.

•	Variability testing on Southwest samples to finalize the plant design parameters.

•	Bulk flotation testwork on Southwest samples to confirm plant design parameters and to produce sufficient concentrate and tailing samples for vendor testwork and concentrate marketing.

•	Bench-scale comminution testwork to develop design parameters.

•	Pilot-scale comminution testwork to confirm the circuit design and throughput.

During the course of the testwork, potential risks and opportunities were to be identified and information was to be gathered to develop strategies to minimize smelter penalties.

The flotation testwork data forms the basis for all metallurgical modelling.  A substantial results database exists for the Southwest ores and moderate databases exist for Central, Hugo North and Hugo South ores.

The flotation tests summarised in Table 16.1.1 (approximately 1137 tests) have been conducted since the beginning of the Oyu Tolgoi test program and the majority of them have been used in model development and in the review process.  These tests are detailed in reports from AMMTEC, SGS and PRA and are discussed at length in reports by Aminpro and in this review report.

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Table 16.1.1 Oyu Tolgoi Project Flotation Testwork
Deposit	SW	C-Cv	C-Cc	C-Cpy	C-4,5,6	HS	HN	HN Entree	Orebody Comps
Roughers	213	36	20	1	94		87	6
Cleaners & Roughers	390	13	12		110	42	74	6	4
Lock Cycle Tests	6	1	1			1	5
Column	8						2
Pilot	4						1

The comminution testwork for each deposit is summarised in Table 16.1.2.  This work has been analysed and used to prepare the throughput recommendations for each of the ores.

Table 16.1.2 Summary of Comminution Samples Dispatched to Testwork Facilities
Facility	Location	Scale of Testwork	Testwork Conducted	Number
MinnovEX Technologies	Toronto, Canada	Bench scale	SAG Power Index [SPI] (measured in minutes)	350
			Bond Ball Mill Work Index [BWi] (measured in kWh/t)	48
			Modified Bond Index [Mod-Bond] (measured in kWh/t)	319
			MinnovEX Crusher Index [Ci]	206
			Ore specific gravity	7
AMMTEC	Perth, Australia	Bench scale	JKTech FAG/SAG Mill parameters	26
			JKTech Rod/Ball Mill Appearance function	26
			Unconfined Compressive Strength [UCS]	26
			Bond Impact Crushing Work Index	26
			Bond Abrasion Index	26
			Bond Rod Mill Work Index	26
			Ore specific gravity	26
SGS Lakefield	Lakefield, Canada	Pilot scale	Pilot-plant runs at a series of circuit options	12 tests on one bulk sample
		Bench scale	JKTech FAG/SAG Mill parameters	Tests on seven composite samples (2003)
			JKTech Rod/Ball Mill Appearance function
			Unconfined Compressive Strength [UCS]
			Bond Impact Crushing Work Index
			Bond Abrasion Index
			Bond Rod Mill Work Index
			Ore specific gravity

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16.1.2.1	AMMTEC Bench-Scale Flotation Test Program

AMMTEC Perth, an experienced Australian metallurgical laboratory, was selected to perform the bench-scale flotation work.  In early 2004, the testwork program parameters were finalized, and a campaign was initiated to collect samples from existing drill core at site.  Concurrent with this sampling program, composite samples from the 2003 program were shipped to Perth for AMMTEC to conduct a series of validation and calibration tests.  The 2004 samples began arriving in Perth in May 2004, and testwork commenced soon after.  This program was completed in early 2005.

16.1.2.2	MinnovEX Comminution Testing

The MinnovEX Comminution Economic Evaluation Tool (CEET) was used as the primary methodology for estimating throughput rates.  CEET uses grinding parameters measured from the geological drill core sample set.  Samples were selected from the core at the same time as the flotation sample set and were sent to the MinnovEX laboratory in Toronto.

16.1.2.3	MinnovEX FLEET Test Program

To provide a secondary confirmation of flotation parameters, portions of the composite samples developed in Perth were sent to MinnovEX for MinnovEX Flotation Tests (MFT).  These MFT parameters were used in conjunction with the MinnovEX Flotation Economic Evaluation Tool (FLEET) to provide alternative kinetic information intended to translate the laboratory tests into plant design criteria and to validate circulating loads.

16.1.2.4	AMMTEC Comminution Testing

A secondary, or validation, assessment of the milling rates was undertaken with the  JKSimMet simulator method, which uses a suite of parameters obtained from testing of large-diameter (PQ or larger) core.  Four PQ holes were drilled to intercept as many ore types as possible.  Selected core from these holes was shipped to AMMTEC in late 2004 for measurement of JK grinding parameters.  Splits from these samples were also sent to MinnovEX for SPI determinations.

16.1.2.5	SAG Pilot Plant

A bulk 250 t sample of mined rock, typical of Southwest ore, was shipped to SGS Lakefield in early 2005.  A series of pilot-scale plant tests, intended to confirm the prediction of the bench scale comminution work, was conducted in April 2005.

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16.1.2.6	Hugo North Extension

While the 2004 test program was in progress, IMMI identified potentially large copper-rich resources to the north of the previously sampled area of Hugo North.  Additional samples were taken from that part of the orebody for bench-scale flotation work at AMMTEC and MinnovEX and bench-scale comminution work at MinnovEX.  Flotation testwork focused on the kinetics of the roughers and cleaners by PRA was also carried out on samples from this area.  This flotation testwork is detailed in Section 16.3 below.

16.1.2.7	Bulk Flotation Test

Large composites of Southwest and Hugo North ore were made up from surplus sample at the AMMTEC laboratory.  These samples were processed through pilot-scale equipment to generate large samples of concentrate and tailings for further testing.  Concentrate was required for marketing analysis and to measure the thickening and filtration design parameters.  Tailings material was required to confirm the design parameters for the thickeners, transportation pumping, and tailings deposition method.  As well as physical plant design data, tailings were also evaluated to define environmental parameters.

16.1.2.8	Concentrate Upgrading Program, SGS

The bulk flotation test at AMMTEC on Southwest ore did not produce concentrate to specification because the material had not been reground properly.  Unfortunately, the physical characteristics of the test equipment were not adjusted until the Southwest ore sample had been consumed.  The off-specification sample was shipped to SGS, where it was reground to the correct size and upgraded in a pilot-scale flotation column brought in from MinnovEX.  The Hugo North bulk flotation test was satisfactory and produced concentrate and tailings consistent with the design criteria.

16.1.3	Hugo North Extension Flotation Testwork

16.1.3.1	Introduction

At the direction of Aminpro a small number of flotation tests were conducted at the PRA laboratories on samples from the Entrée zone of the Oyu Tolgoi deposit (Table 16.1.3 and Table 16.1.4).  This report is a brief commentary on the results achieved with those samples and how those results compare with the large number of flotation test results on samples of Hugo North and South underground ores.

Note that Samples 1 to 4 were formed into composite S1 - 49.1 kg, samples 5 to 10 were formed into composite S2 - 81.4 kg and samples 11 to 13 and 17 to 21 were formed into composite S2 - 56.7 kg.

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Table 16.1.3 Samples Submitted for PRA Flotation Testwork
Receiving Date:		23-Feb-07	Project No: 0702302
Carrier:		DHL	Client: Ivanhoe Mines Mongolia Inc
Receiver:		Darren	Page:	1 of 1
Count	Sample Label	Container Type	Sample Type (C, R, P, Sl, S)	Wet /Dry	Top Size	Weight (kg)
1	DRUM #1 S-1 OTD-1222B 1300-1330m	Plastic Bag	C	Dry	6"	11.45
2	S-1 OTD 1218 1120-1200m	Plastic Bag	C	Dry	6"	11.35
3	S-1 OTD 1219B 1280-1310m	Plastic Bag	C	Dry	6"	13.50
4	S-1 OTD 1218 1140-1170m	Plastic Bag	C	Dry	6"	12.80
5	DRUM #2 S2-OTD 1222B 1440-1470m	Plastic Bag	C	Dry	6"	8.05
6	S2-EGD 008 1480-1510m	Plastic Bag	C	Dry	6"	7.40
7	S2-EGD 008 1120-1450m	Plastic Bag	C	Dry	6"	7.10
8	S2-OTD 1222B 1500-1530m	Plastic Bag	C	Dry	6"	6.75
9	S2-EGD 008-1300-1330m	Plastic Bag	C	Dry	6"	7.35
10	S2-OTD 1222B 1250-1280m	Plastic Bag	C	Dry	6"	13.80
11	DRUM#3 S3-OTD 12190 1550-1580m	Plastic Bag	C	Dry	6"	6.90
12	S3-EGD008 1660-1690m	Plastic Bag	C	Dry	6"	7.40
13	S3-EGD053 1690-1720m	Plastic Bag	C	Dry	6"	7.70
14	S2-OTD 1219D 1490-1520m	Plastic Bag	C	Dry	6"	6.40
15	S2-OTD 1218-1230-1260m	Plastic Bag	C	Dry	6"	12.65
16	S2-OTD1218-1280-1310m	Plastic Bag	C	Dry	6"	11.90
17	DRUM#4 S3 EGD 053B 1650-1680m	Plastic Bag	C	Dry	6"	7.10
18	S3 EGD 006A 1650-1680m	Plastic Bag	C	Dry	6"	5.85
19	S3 EGD 006A 1620-1650m	Plastic Bag	C	Dry	6"	6.95
20	S3 EGD 006A 1580-1610m	Plastic Bag	C	Dry	6"	6.75
21	S3 EGD 053B 1740-1770m	Plastic Bag	C	Dry	6"	8.05

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The composite head grades have been back calculated as shown in Table 16.1.5.

Table 16.1.4 Summary of Composite Head Grades
	Au	Ag	F	Cu	Mo	Fe	S	As
S1	0.02	1.5	0.4139	0.48	<0.01	6.81	1.03	0.00375
S2	1.27	5.5	0.2845	2.78	<0.01	4.87	2.235	0.00275
S3	0.91	3.0	0.1728	1.47	<0.01	2.075	1.045	0.11465

16.1.3.2	Flotation Tests

One set of rougher tests and a set of cleaner tests were conducted on the composites at PRA laboratories.

Six rougher tests were conducted comprising one test per composite at natural pH and one test per composite at pH 11.5.

Six cleaner tests were conducted comprising one test per composite after regrinding the cleaner feed to a P80 of 40 µm and one test per composite at 25 µm P80.

16.1.3.3	Results

(1)           Rougher Flotation

The rougher recoveries at 8 minutes are summarised in Table 16.1.5.

Table 16.1.5 Rougher Flotation Recoveries After 8 Minutes - Entrée Composites
	Natural pH	pH 11.5
Composite S1	88.3	87.3
Composite S2	94.6	80.4
Composite S3	90.9	92.4

The recoveries are high and suggest that natural pH may be better than high pH.  Recoveries after 30 minutes of flotation were marginally higher but at almost double the mass pull.  Note that the Cu recover for Composite S2 at pH 11 increased to 89% at 30 minutes of flotation.  The high pH appears to have slowed the flotation rate for copper considerably compared to the natural pH test.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

(2)           Cleaner Flotation

The cleaner flotation results are summarised in Table 16.1.6.

Table 16.1.6 Cleaner Grades and Recoveries at 6 Minutes - Entrée Composites
	25 µm P80			40 µm P80
	% Cu	Clnr Rec Cu	Overall Rec Cu	% Cu	Clnr Rec Cu	Overall Rec Cu
Composite S1	8.71	91.8	81.0	10.5	93.2	82.3
Composite S2	30.7	93.7	88.6	32.3	91.0	86.1
Composite S3	22.5	94.6	86.0	23.9	92.8	84.3

Composites S2 and S3 gave reasonable results with S2 achieving well above 25% copper grade at recoveries approaching 90% overall.  There is potentially a minor benefit from regrinding to 25 µm rather then 40 µm. Grade vs recovery curves show that the samples are relatively insensitive to regrind size.

The impurity levels in the 6 minute cleaner concentrates are summarised in Table 16.1.7.

Composite S1 is very low grade (<0.5% Cu in feed), generated a low grade cleaner concentrate which has a high gangue content. In this context the high fluorine content is not unusual.  Composite S3 has an extreme arsenic content and the prevalence of high arsenic levels in the Entrée ore should be investigated.

Table 16.1.7 Cleaner Concentrate (6 minutes) Impurity Levels
	25 µm P80		40 µm P80
	F (ppm)	As (ppm)	F (ppm)	As (ppm)
Composite S1	3567	93	3651	81
Composite S2	929	355	795	389
Composite S3	882	16240	653	17400

Cleaner stage grade vs recovery curves are plotted for all three composites, each at the two different grind P80 values. For the two higher grade composites, S2 and S3, the regrind size has no discernable effect.

It is clear that the Entrée results lie within the database of Hugo North and South results, even the poorly performing Composite 1 (Figure 16.1.1).

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 16.1.1
Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results

16.1.4	Conclusions

The Entrée flotation results show that the ore is not unusual with respect to the other Hugo ores tested.

Preliminary process and metallurgical test work has been completed on the Hugo North Extension Deposit and the Hugo North Deposit within Ivanhoe’s Oyu Tolgoi Project.  Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested.  According to Stephen Torr of Ivanhoe Mines (pers. comm., 2008), elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending.  Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated to produce a saleable concentrate using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project.

The sample set of three is inadequate for determining the typical behaviour of Entrée ore.  It is not know if the low grade composite 1 or the high arsenic composite 3 samples are typical or if they are isolated occurrences. A program of variability testing comprising at least 15 Entrée samples should be conducted to establish typical performance.

16.1.5   2008 Heruga Scoping Study

Four composite samples of the Heruga deposit were sent to G&T laboratory for initial scoping testwork to assess, the mineralogical characteristics of feed and flotation products, the flotation response of each sample, the bond work index and to analyze the exit streams from the float work to identify opportunities for further improvement in metallurgical performance.

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

The Heruga metallurgical scoping study was conducted at G&T Metallurgical Services Ltd. and is reported in “Preliminary Metallurgical Assessment of Metallurgical Composites”, Ivanhoe Mines Ltd. - Oyu Tolgoi Project Mongolia, KM2133, 5 August 2008. Overall, the composites responded well to the applied Oyu Tolgoi flow sheet.

16.2	LOOKOUT HILL WEST PROPERTY

16.2.1	Introduction

Given the relatively high ash content of Nomkhon Bohr coal, drill core samples collected in 2008 were composited at SGS Ulaanbaatar for washability tests, to determine if ash content could be reduced to produce a potential saleable product.

16.2.2	Coal Washability Testing

Nineteen composite samples from two drill holes (EG-08-085 and EG-08-087) were selected (Table 16.4.1).  Due to lab error, Composite samples 1 through 11 were composited with the entire individual samples, not to the percents and weights specified in Columns 11 (% each fraction) and 12 kg of Table 16.2.1.  Composites 12 to 15 and 17 to 19 were composited properly.  Also to be noted are:

•	The interval thickness is the drill intersected thickness, not true thickness

•	All samples were crushed to 95% passing -2.36 mm

•	Composite 16 was not run due to improper increment weighting

•	Some increment samples were omitted from composites due to inadequate sample retains as indicated by the highlighted samples in Table 16.2.1.

Despite the problem with proper compositing and the inadequate sample retains in some of the remaining composites, it was thought there would be value in proceeding to get a handle on washability characteristics.

Table 16.2.1 Nomkhon Bohr Washability Composite Sampling
Composite #	Sample No.	From (m)	To (m)	Length (m)	Lab Wt (kg)	Retains (kg)	s.g.	ash % (air-dried)	thk x s.g.	% each fraction	kg	Thick- ness (m)	Washed Thick-ness (m)
Drill Hole EG-08-085 Upper Seam Zone
1	312599	12.50	13.00	0.50	4.74	2.18	1.93	46.98	0.96707	28.78	0.49	1.80	1.80
	312600	13.00	13.30	0.30	2.51	0.38	2.15	66.48	0.643811	19.16	0.32
	312601	13.30	13.80	0.50	3.13	0.95	1.75	40.87	0.873997	26.01	0.44
	312602	13.80	14.30	0.50	2.65	0.44	1.75	41.39	0.875792	26.06	0.44
2	312611	21.00	21.50	0.50	2.86	0.39	1.71	39.79	0.856466	46.71	0.39	1.10	1.10
	312612	21.50	22.10	0.60	3.09	0.88	1.63	32.92	0.976976	53.29	0.44

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.1 Nomkhon Bohr Washability Composite Sampling
Composite #	Sample No.	From (m)	To (m)	Length (m)	Lab Wt (kg)	Retains (kg)	s.g.	ash % (air-dried)	thk x s.g.	% each fraction	kg	Thick- ness (m)	Washed Thick- ness (m)
3	312615	23.60	24.00	0.40	2.61	0.40	1.80	46.02	0.718233	15.84	0.40	2.70	2.70
	312620	24.00	24.50	0.50	4.56	2.26	1.64	37.04	0.820624	18.10	0.46
	312621	24.50	25.00	0.50	4.06	1.56	1.61	31.60	0.804137	17.74	0.45
	312622	25.00	25.50	0.50	3.98	1.85	1.73	45.05	0.865628	19.09	0.48
	312623	25.50	26.00	0.50	3.41	1.28	1.59	32.37	0.794211	17.52	0.44
	312624	26.00	26.30	0.30	2.45	0.35	1.77	48.77	0.53132	11.72	0.30
4	312627	27.45	27.95	0.50	4.66	2.50	1.74	44.85	0.868101	38.39	2.50	1.25	1.05
	312628	27.95	28.50	0.55	5.39	3.10	1.83	52.85	1.006773	44.52	2.90
	312629	28.50	28.70	0.20	2.09	0.03	1.93	43.34	0.386532	17.09
Drill Hole EG-08-085 Lower Seam Zone
5	312665	44.50	45.00	0.50	2.63	0.56	1.62	37.11	0.809104	33.38	0.53	1.50	1.00
	312630	45.00	45.50	0.50	2.71	0.53	1.61	32.88	0.806533	33.27	0.53
	312631	45.50	46.00	0.50	1.84	-	1.62	36.38	0.808433	33.35
6	312632	46.40	46.90	0.50	3.43	1.33	1.82	48.41	0.908175	34.33	0.52	1.60	1.60
	312633	46.90	47.40	0.50	2.72	0.58	1.54	26.17	0.769577	29.09	0.44
	312634	47.40	48.00	0.60	2.61	0.55	1.61	30.76	0.967426	36.57	0.55
7	312635	48.30	48.55	0.25	2.10	0.07	1.72	40.43	0.430638	23.30		1.10	0.85
	312636	48.55	49.00	0.45	3.02	0.70	1.67	35.78	0.751192	40.65	0.65
	312637	49.00	49.40	0.40	2.67	0.58	1.67	36.47	0.666046	36.04	0.58
8	312641	51.00	51.50	0.50	5.90	2.24	1.62	30.44	0.808574	33.51	1.44	1.50	1.50
	312642	51.50	52.00	0.50	3.48	1.42	1.59	32.66	0.796856	33.03	1.42
	312643	52.00	52.50	0.50	4.49	2.35	1.61	33.96	0.807433	33.46	1.44
9	312645	54.50	54.75	0.25	1.37	-	1.62	31.71	0.403899	8.96		3.00	2.10
	312656	54.75	55.00	0.25	2.22	0.18	1.71	44.10	0.428688	9.51
	312657	55.20	55.40	0.20	1.61	-	1.53	29.26	0.306938	6.81
	312646	55.40	55.90	0.50	3.89	1.57	1.56	33.84	0.778409	17.26	1.57
	312647	55.90	56.40	0.50	3.79	1.73	1.57	31.09	0.783399	17.37	1.58
	312648	56.40	57.00	0.60	5.28	3.18	1.67	40.02	0.999424	22.16	2.02
	312649	57.00	57.50	0.50	3.96	1.91	1.62	38.01	0.808533	17.93	1.63
10	312658	57.90	58.40	0.50	4.12	1.81	1.63	37.87	0.813399	25.20	1.16	1.90	1.90
	312659	58.40	58.90	0.50	3.86	1.78	1.71	42.19	0.854753	26.48	1.22
	312660	58.90	59.40	0.50	4.43	2.36	1.70	38.76	0.847545	26.26	1.21
	312661	59.40	59.80	0.40	3.07	1.02	1.78	48.30	0.712378	22.07	1.02

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.1 Nomkhon Bohr Washability Composite Sampling
Composite #	Sample No.	From (m)	To (m)	Length (m)	Lab Wt (kg)	Retains (kg)	s.g.	ash % (air-dried)	thk x s.g.	% each fraction	kg	Thick- ness (m)	Washed Thick- ness (m)
11	312666	63.00	63.50	0.50	3.79	1.39	1.70	43.35	0.847776	18.80	1.39	3.00	3.00
	312667	63.50	64.00	0.50	4.22	2.06	1.72	47.30	0.859288	19.06	1.41
	312685	64.00	64.50	0.50	4.45	2.22	1.66	41.02	0.830098	18.41	1.36
	312668	64.50	65.00	0.50	3.42	2.27	1.64	35.51	0.820386	18.20	1.35
	312686	65.30	65.70	0.40	3.51	1.44	1.66	39.78	0.664011	14.73	1.09
	312687	65.70	66.00	0.30	3.26	0.94	1.62	39.46	0.487111	10.80	0.80
Drill Hole EG-08-087 Upper Seam Zone
12	312724	38.90	39.20	0.30	1.90	-	1.81	53.03	0.54354			2.50	2.00
	312726	39.40	39.90	0.50	4.32	2.1	1.70	46.35	0.847585	23.58	1.36
	312727	39.90	40.40	0.50	4.12	1.93	1.68	42.76	0.84117	23.40	1.35
	312728	40.40	40.90	0.50	4.87	2.49	1.87	56.44	0.936483	26.05	1.51
	312729	40.90	41.40	0.50	3.85	1.56	1.94	52.87	0.969201	26.96	1.56
Drill Hole EG-08-087 Lower Seam Zone
13	312735	63.90	64.40	0.50	3.82	1.28	1.61	36.64	0.806452	16.86	0.92	5.90	2.85
	312736	64.40	64.90	0.50	4.04	1.63	1.75	34.30	0.877193	18.34	1.00
	312737	64.90	65.40	0.50	4.03	1.9	1.61	49.22	0.805155	16.84	0.91
	312738	65.40	65.90	0.50	4.08	1.92	1.94	57.22	0.970975	20.30	1.10
	312739	65.90	66.40	0.50	3.20	1.06	1.49	25.89	0.746976	15.62	0.85
	312740	66.40	66.75	0.35	2.74	0.65	1.64	39.94	0.575722	12.04	0.65
	312741	66.75	67.15	0.40	2.12	0.02	1.49	25.91	0.597521
	312742	68.00	68.40	0.40	2.30	0.15	1.68	44.10	0.671115
	312743	68.40	68.90	0.50	2.33	0.15	1.60	34.61	0.79813
14	312745	70.70	71.20	0.50	3.35	1.00	1.56	30.21	0.778366	37.50	1.00	2.30	1.30
	312746	71.20	71.40	0.20	1.34	-	1.69	41.24	0.338244
	312747	71.50	72.00	0.50	4.55	2.45	1.60	31.22	0.797727	38.44	1.02
	312748	72.00	72.30	0.30	3.87	1.75	1.66	36.60	0.499394	24.06	0.64
	312749	72.40	72.70	0.30	2.26	0.21	1.56	27.64	0.46743
	312750	72.70	73.00	0.30	1.88	-	1.54	26.39	0.463367
15	312751	74.35	74.80	0.45	3.17	1.08	1.80	49.75	0.810446	26.60	0.97	2.00	2.00
	312752	74.90	75.40	0.50	3.76	1.61	1.55	27.12	0.776145	25.47	0.93
	312753	75.40	75.85	0.45	3.53	1.42	1.56	30.39	0.702984	23.07	0.84
	312754	75.85	76.35	0.50	2.97	0.91	1.52	25.83	0.757652	24.86	0.91

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.1 Nomkhon Bohr Washability Composite Sampling
Composite #	Sample No.	From (m)	To (m)	Length (m)	Lab Wt (kg)	Retains (kg)	s.g.	ash % (air-dried)	thk x s.g.	% each fraction	kg	Thick- ness (m)	Washed Thick- ness (m)
16	312756	77.40	77.90	0.50	2.86	0.82	1.58	32.70	0.788731			1.90	0.00
	312757	77.90	79.30	1.40	2.20	0.14	1.59	33.91	2.228858
17	312758	79.50	79.90	0.40	2.05	-	1.52	26.35	0.607445			4.40	2.50
	312759	79.90	80.30	0.40	2.53	0.47	1.85	52.90	0.741445
	312760	80.30	80.70	0.40	3.57	1.50	1.58	32.73	0.632633
	312761	80.70	81.00	0.30	1.12	-	1.52	27.06	0.457016
	312762	81.00	81.40	0.40	1.59	-	1.53	29.54	0.613815
	312763	81.40	81.90	0.50	3.73	1.67	1.51	24.88	0.756431	19.13	0.82
	312764	81.90	82.40	0.50	3.64	1.57	1.59	33.89	0.793889	20.08	0.87
	312765	82.40	82.90	0.50	3.30	0.88	1.62	35.27	0.807547	20.42	0.88
	312766	82.90	83.40	0.50	4.42	2.35	1.58	31.69	0.790396	19.99	0.86
	312767	83.40	83.90	0.50	3.79	1.72	1.61	35.74	0.805848	20.38	0.88
18	312768	83.90	84.40	0.50	3.59	1.40	1.78	46.75	0.887628	14.72	1.40	3.50	3.50
	312769	84.40	84.90	0.50	4.32	2.23	1.66	39.68	0.828796	13.74	1.31
	312770	84.90	85.40	0.50	5.93	3.79	1.79	50.71	0.897147	14.87	1.42
	312771	85.40	85.90	0.50	4.92	2.70	1.72	44.31	0.860109	14.26	1.36
	312772	85.90	86.40	0.50	5.24	2.93	1.73	42.07	0.862727	14.30	1.36
	312773	86.40	86.90	0.50	4.47	2.24	1.74	47.31	0.872151	14.46	1.38
	312774	86.90	87.40	0.50	4.75	2.60	1.65	39.96	0.82306	13.65	1.30
19	312775	87.90	88.40	0.50	3.54	1.16	1.83	54.50	0.915983	10.64	1.16	5.00	5.00
	312776	88.40	88.90	0.50	3.93	1.88	1.74	45.51	0.869936	10.10	1.10
	312777	88.90	89.40	0.50	5.41	3.30	1.76	46.45	0.882153	10.24	1.12
	312778	89.40	89.90	0.50	5.18	2.90	1.78	49.63	0.887539	10.31	1.12
	312779	89.90	90.40	0.50	3.85	1.57	1.74	47.08	0.871976	10.13	1.10
	312780	90.40	90.90	0.50	4.55	2.28	1.69	41.21	0.843727	9.80	1.07
	312781	90.90	91.40	0.50	4.79	2.55	1.68	40.37	0.838606	9.74	1.06
	312782	91.40	91.90	0.50	3.64	1.46	1.62	37.22	0.810504	9.41	1.03
	312783	91.90	92.40	0.50	3.51	1.25	1.62	36.57	0.807918	9.38	1.02
	312784	92.40	92.90	0.50	5.13	2.65	1.77	48.71	0.88284	10.25	1.12

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

A full range of floats from 1.30 to 2.0 SG were obtained for the 2.36 mm x 60 mesh (250 µ) size fraction and froth tests were done at 30, 60 and 90 seconds for the 60 mesh x 0 fraction.  The results of the float sink testing indicate a difficult coal to wash with a high middlings component. Table 16.2.2 shows the original lab washability results with cumulative results added.  The data was reviewed and summary graphs prepared showing predicted yield from raw ash for product (clean coal) ashes of 15% and 20%  Figure 16.2.1 and Figure 16.2.3 respectively.  Figure 16.2.3 combines both graphs to show the comparison on one plot.

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 1 F1.30	no Float	no Float	no Float	no Float	no Float	1.30
Comp 1 F1.35	2.79	1.24	0.84	0.0	1.05	1.35	1.05	2.79	1.24	0.84
Comp 1 F1.40	2.90	2.88	0.78	0.0	3.53	1.40	4.59	2.88	2.50	0.80
Comp 1 F1.45	4.93	8.22	0.64	0.0	2.88	1.45	7.46	3.67	4.71	0.73
Comp 1 F1.50	6.55	11.93	0.57	0.0	4.73	1.50	12.19	4.79	7.51	0.67
Comp 1 F1.55	6.90	15.81	0.46	0.0	7.70	1.55	19.89	5.60	10.73	0.59
Comp 1 F1.60	6.49	21.71	0.34	0.0	9.74	1.60	29.63	5.89	14.34	0.51
Comp 1 F1.70	5.51	29.57	0.19	0.0	12.19	1.70	41.83	5.78	18.78	0.42
Comp 1 F1.80	4.28	39.75	0.07	0.0	12.18	1.80	54.01	5.44	23.51	0.34
Comp 1 F2.00	3.52	52.52	0.01	0.0	16.67	2.00	70.67	4.99	30.35	0.26
Comp 1 S2.00	5.25	75.77	N.R	N.R	29.33		100.00	5.06	43.67
Comp 2 F1.30	1.39	1.12	1.19	1.0	2.78	1.30	2.78	1.39	1.12	1.19
Comp 2 F1.35	1.38	2.84	1.31	0.5	6.25	1.35	9.04	1.38	2.31	1.27
Comp 2 F1.40	1.24	9.36	1.17	0.5	5.81	1.40	14.85	1.33	5.07	1.23
Comp 2 F1.45	1.24	15.38	1.13	0.5	9.64	1.45	24.48	1.29	9.13	1.19
Comp 2 F1.50	1.28	21.47	1.11	0.0	12.99	1.50	37.47	1.29	13.40	1.16
Comp 2 F1.55	1.30	26.82	1.06	0.0	10.77	1.55	48.24	1.29	16.40	1.14
Comp 2 F1.60	1.24	32.37	0.97	0.0	10.84	1.60	59.08	1.28	19.33	1.11
Comp 2 F1.70	1.27	38.81	0.90	0.0	13.06	1.70	72.13	1.28	22.86	1.07
Comp 2 F1.80	1.46	46.55	0.83	0.0	8.57	1.80	80.70	1.30	25.37	1.04
Comp 2 F2.00	1.44	58.26	0.86	0.0	5.83	2.00	86.54	1.31	27.59	1.03
Comp 2 S2.00	2.52	78.72	N.R	N.R	13.46		100.00	1.47	34.47
Comp 3 F1.30	1.42	1.61	1.52	1.0	5.18	1.30	5.18	1.42	1.61	1.52
Comp 3 F1.35	1.31	4.56	1.57	0.5	4.35	1.35	9.53	1.37	2.95	1.54
Comp 3 F1.40	1.27	10.51	1.52	0.5	6.79	1.40	16.33	1.33	6.10	1.53
Comp 3 F1.45	1.33	16.43	1.50	0.5	10.33	1.45	26.65	1.33	10.10	1.52
Comp 3 F1.50	1.38	22.12	1.51	0.5	9.39	1.50	36.04	1.34	13.23	1.52
Comp 3 F1.55	1.34	27.36	1.57	0.5	7.51	1.55	43.55	1.34	15.67	1.53

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 3 F1.60	1.46	32.76	1.53	0.0	8.12	1.60	51.67	1.36	18.36	1.53
Comp 3 F1.70	2.09	39.59	1.22	0.0	10.77	1.70	62.44	1.49	22.02	1.47
Comp 3 F1.80	1.73	48.42	1.15	0.0	11.13	1.80	73.57	1.52	26.01	1.42
Comp 3 F2.00	2.93	58.07	0.99	0.0	10.92	2.00	84.49	1.71	30.15	1.37
Comp 3 S2.00	4.19	75.66	N.R	N.R	15.51		100.00	2.09	37.21
Comp 4 F1.30	insufficient	insufficient	1.39	insufficient	0.17	1.30	0.17			1.39
Comp 4 F1.35	1.22	5.74	1.48	2.5	2.36	1.35	2.53	1.14	5.34	1.47
Comp 4 F1.40	2.19	10.44	1.54	1.5	3.14	1.40	5.67	1.72	8.17	1.51
Comp 4 F1.45	1.30	16.41	1.67	1.0	5.62	1.45	11.29	1.51	12.27	1.59
Comp 4 F1.50	1.07	21.36	1.69	1.0	7.33	1.50	18.62	1.34	15.84	1.63
Comp 4 F1.55	1.12	26.85	1.70	1.0	7.92	1.55	26.53	1.27	19.13	1.65
Comp 4 F1.60	1.23	31.91	1.61	0.5	7.10	1.60	33.63	1.26	21.83	1.64
Comp 4 F1.70	1.69	39.23	1.42	0.5	10.46	1.70	44.09	1.37	25.95	1.59
Comp 4 F1.80	1.75	48.01	1.05	0.5	9.34	1.80	53.42	1.43	29.81	1.49
Comp 4 F2.00	1.94	60.54	0.68	0.5	18.79	2.00	72.21	1.56	37.80	1.28
Comp 4 S2.00	4.85	78.17	N.R	N.R	27.79		100.00	2.48	49.02
Comp 5 F1.30	1.34	4.30	0.89	4.0	7.20	1.30	7.20	1.34	4.30	0.89
Comp 5 F1.35	1.36	10.58	0.80	2.0	5.25	1.35	12.45	1.35	6.95	0.86
Comp 5 F1.40	1.36	15.01	0.74	1.0	7.77	1.40	20.22	1.35	10.05	0.81
Comp 5 F1.45	1.43	20.18	0.66	1.0	9.18	1.45	29.40	1.38	13.21	0.76
Comp 5 F1.50	1.43	25.04	0.63	1.0	10.10	1.50	39.51	1.39	16.24	0.73
Comp 5 F1.55	2.17	28.95	0.39	1.0	8.84	1.55	48.34	1.53	18.56	0.67
Comp 5 F1.60	1.83	34.32	0.49	0.5	10.41	1.60	58.75	1.59	21.35	0.64
Comp 5 F1.70	2.38	40.20	0.24	0.5	13.33	1.70	72.08	1.73	24.84	0.56
Comp 5 F1.80	2.63	49.23	0.06	0.5	10.42	1.80	82.50	1.85	27.92	0.50
Comp 5 F2.00	2.40	59.38	0.05	0.5	10.98	2.00	93.48	1.91	31.61	0.45
Comp 5 S2.00	3.83	74.36	N.R	N.R	6.52		100.00	2.04	34.40
Comp 6 F1.30	1.40	3.26	1.18	6.5	6.20	1.30	6.20	1.40	3.26	1.18
Comp 6 F1.35	1.43	8.94	1.32	4.5	4.13	1.35	10.33	1.41	5.53	1.23
Comp 6 F1.40	1.36	13.93	1.46	1.0	4.93	1.40	15.26	1.39	8.24	1.31
Comp 6 F1.45	1.49	18.98	1.40	1.0	9.01	1.45	24.28	1.43	12.23	1.34
Comp 6 F1.50	1.63	23.70	1.31	1.0	8.34	1.50	32.62	1.48	15.16	1.33
Comp 6 F1.55	1.78	28.42	1.24	1.0	8.22	1.55	40.84	1.54	17.83	1.31
Comp 6 F1.60	2.18	33.28	1.09	0.5	9.57	1.60	50.41	1.66	20.76	1.27
Comp 6 F1.70	2.37	39.95	0.99	0.5	13.21	1.70	63.62	1.81	24.75	1.21
Comp 6 F1.80	2.36	48.08	0.82	0.5	9.80	1.80	73.42	1.88	27.86	1.16

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 6 F2.00	3.15	57.77	0.46	0.0	9.36	2.00	82.78	2.03	31.24	1.08
Comp 6 S2.00	5.18	72.55	N.R	N.R	17.22		100.00	2.57	38.36
Comp 7 F1.30	1.35	5.13	1.14	6.0	3.09	1.30	3.09	1.35	5.13	1.14
Comp 7 F1.35	1.30	9.86	1.09	5.0	3.70	1.35	6.78	1.32	7.71	1.11
Comp 7 F1.40	1.29	15.02	1.03	3.0	5.60	1.40	12.38	1.31	11.01	1.07
Comp 7 F1.45	1.40	20.03	0.94	1.5	6.23	1.45	18.61	1.34	14.03	1.03
Comp 7 F1.50	1.42	25.09	0.82	1.0	9.59	1.50	28.20	1.37	17.79	0.96
Comp 7 F1.55	1.84	29.01	0.62	1.0	13.54	1.55	41.74	1.52	21.43	0.85
Comp 7 F1.60	1.87	33.55	0.58	0.5	14.62	1.60	56.36	1.61	24.57	0.78
Comp 7 F1.70	2.28	39.43	0.40	0.5	19.03	1.70	75.39	1.78	28.32	0.68
Comp 7 F1.80	2.08	47.14	0.42	0.0	9.26	1.80	84.65	1.81	30.38	0.65
Comp 7 F2.00	3.23	56.92	0.62	0.0	6.26	2.00	90.91	1.91	32.21	0.65
Comp 7 S2.00	3.23	70.54	N.R	N.R	9.09		100.00	2.03	35.69
Comp 8 F1.30	1.52	5.56	0.96	5.0	5.36	1.30	5.36	1.52	5.56	0.96
Comp 8 F1.35	1.45	10.01	0.87	3.5	4.29	1.35	9.65	1.49	7.54	0.92
Comp 8 F1.40	1.57	14.50	0.89	3.5	7.65	1.40	17.30	1.52	10.62	0.91
Comp 8 F1.45	1.73	20.34	0.71	1.0	18.66	1.45	35.97	1.63	15.66	0.81
Comp 8 F1.50	1.68	24.66	0.66	1.0	11.94	1.50	47.91	1.64	17.90	0.77
Comp 8 F1.55	1.99	28.88	0.57	1.0	11.85	1.55	59.76	1.71	20.08	0.73
Comp 8 F1.60	2.14	34.43	0.53	0.5	10.62	1.60	70.38	1.78	22.25	0.70
Comp 8 F1.70	2.00	41.56	0.53	0.5	10.08	1.70	80.46	1.81	24.66	0.68
Comp 8 F1.80	2.26	49.59	0.41	0.5	8.35	1.80	88.80	1.85	27.01	0.65
Comp 8 F2.00	2.75	57.77	0.41	0.0	5.22	2.00	94.02	1.90	28.71	0.64
Comp 8 S2.00	2.64	63.88	N.R	N.R	5.98		100.00	1.94	30.82
Comp 9 F1.30	1.73	5.73	1.05	5.5	4.85	1.30	4.85	1.73	5.73	1.05
Comp 9 F1.35	1.82	9.85	0.89	4.0	3.32	1.35	8.18	1.77	7.40	0.99
Comp 9 F1.40	1.34	15.52	0.97	2.0	7.66	1.40	15.84	1.56	11.33	0.98
Comp 9 F1.45	1.61	20.41	0.87	1.0	10.28	1.45	26.11	1.58	14.90	0.94
Comp 9 F1.50	1.67	25.34	0.84	1.0	13.76	1.50	39.88	1.61	18.51	0.91
Comp 9 F1.55	1.78	29.69	0.82	1.0	11.08	1.55	50.96	1.65	20.94	0.89
Comp 9 F1.60	2.10	34.14	0.72	0.5	11.81	1.60	62.77	1.73	23.42	0.86
Comp 9 F1.70	2.29	40.88	0.58	0.5	17.14	1.70	79.92	1.85	27.17	0.80
Comp 9 F1.80	2.24	49.38	0.62	0.5	7.94	1.80	87.86	1.89	29.17	0.78
Comp 9 F2.00	4.12	56.88	0.20	0.0	4.42	2.00	92.28	1.99	30.50	0.75
Comp 9 S2.00	4.21	73.94	N.R	N.R	7.72		100.00	2.17	33.85
Comp 10 F1.30	3.18	3.44	1.04	3.5	4.37	1.30	4.37	3.18	3.44	1.04

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 10 F1.35	2.83	8.17	1.02	3.0	1.07	1.35	5.44	3.11	4.37	1.04
Comp 10 F1.40	2.39	14.71	0.91	1.5	1.79	1.40	7.23	2.94	6.92	1.00
Comp 10 F1.45	2.67	20.93	0.71	1.0	3.39	1.45	10.62	2.85	11.39	0.91
Comp 10 F1.50	2.79	26.48	0.66	0.5	5.76	1.50	16.38	2.83	16.70	0.82
Comp 10 F1.55	2.77	30.01	0.62	0.5	7.73	1.55	24.11	2.81	20.97	0.76
Comp 10 F1.60	2.94	35.85	0.44	0.5	17.63	1.60	41.74	2.86	27.25	0.62
Comp 10 F1.70	3.38	42.18	0.38	0.5	30.20	1.70	71.94	3.08	33.52	0.52
Comp 10 F1.80	3.64	49.12	0.40	0.5	14.03	1.80	85.97	3.17	36.07	0.50
Comp 10 F2.00	3.61	58.30	0.92	0.0	6.55	2.00	92.52	3.20	37.64	0.53
Comp 10 S2.00	2.83	67.90	N.R	N.R	7.48		100.00	3.18	39.91
Comp 11 F1.30	1.98	2.40	0.92	7.0	1.39	1.30	1.39	1.98	2.40	0.92
Comp 11 F1.35	1.92	8.27	0.84	6.0	1.51	1.35	2.90	1.95	5.46	0.88
Comp 11 F1.40	1.78	14.50	0.74	3.5	2.62	1.40	5.52	1.87	9.74	0.81
Comp 11 F1.45	1.72	20.47	0.66	2.0	5.76	1.45	11.28	1.79	15.22	0.74
Comp 11 F1.50	1.62	25.19	0.51	1.0	8.71	1.50	20.00	1.72	19.57	0.64
Comp 11 F1.55	1.90	29.54	0.40	1.0	13.07	1.55	33.06	1.79	23.51	0.54
Comp 11 F1.60	2.23	34.31	0.30	1.0	19.00	1.60	52.06	1.95	27.45	0.46
Comp 11 F1.70	2.66	40.51	0.17	1.0	16.73	1.70	68.80	2.12	30.63	0.39
Comp 11 F1.80	2.89	48.48	0.01	0.5	12.60	1.80	81.40	2.24	33.39	0.33
Comp 11 F2.00	4.38	57.29	0.01	0.0	8.20	2.00	89.59	2.44	35.58	0.30
Comp 11 S2.00	4.91	75.21	N.R	N.R	10.41		100.00	2.69	39.70
Comp 12 F1.30	1.18	2.84	1.14	5.5	0.71	1.30	0.71	1.18	2.84	1.14
Comp 12 F1.35	1.24	5.95	1.54	4.5	1.57	1.35	2.28	1.22	4.98	1.41
Comp 12 F1.40	1.21	11.61	1.36	2.0	3.25	1.40	5.53	1.22	8.88	1.38
Comp 12 F1.45	1.18	15.40	1.37	1.0	5.29	1.45	10.82	1.20	12.06	1.38
Comp 12 F1.50	1.35	20.84	1.42	1.0	7.03	1.50	17.85	1.26	15.52	1.39
Comp 12 F1.55	1.38	25.92	1.48	1.0	5.48	1.55	23.33	1.29	17.96	1.41
Comp 12 F1.60	1.73	31.03	1.28	1.0	7.31	1.60	30.64	1.39	21.08	1.38
Comp 12 F1.70	2.73	38.27	1.06	0.5	8.73	1.70	39.37	1.69	24.89	1.31
Comp 12 F1.80	3.00	47.42	0.80	0.5	9.18	1.80	48.55	1.94	29.15	1.21
Comp 12 F2.00	4.07	58.33	0.09	0.5	18.58	2.00	67.13	2.53	37.23	0.90
Comp 12 S2.00	4.57	73.97	N.R	N.R	32.87		100.00	3.20	49.31
Comp 13 F1.30	1.45	2.40	1.00	4.0	2.34	1.30	2.34	1.45	2.40	1.00
Comp 13 F1.35	1.47	7.66	1.11	2.5	3.13	1.35	5.47	1.46	5.41	1.06
Comp 13 F1.40	1.45	13.82	1.15	1.5	7.60	1.40	13.07	1.45	10.30	1.11
Comp 13 F1.45	1.53	18.57	1.09	1.0	8.72	1.45	21.79	1.48	13.61	1.10

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 13 F1.50	1.92	23.41	0.92	1.0	9.49	1.50	31.28	1.62	16.58	1.05
Comp 13 F1.55	2.17	28.45	0.83	1.0	9.61	1.55	40.89	1.75	19.37	1.00
Comp 13 F1.60	2.77	33.50	0.70	0.5	10.64	1.60	51.53	1.96	22.29	0.94
Comp 13 F1.70	3.22	39.78	0.49	0.5	9.68	1.70	61.21	2.16	25.05	0.87
Comp 13 F1.80	4.41	47.11	0.14	0.5	8.45	1.80	69.66	2.43	27.73	0.78
Comp 13 F2.00	5.89	56.92	0.01	0.0	12.88	2.00	82.54	2.97	32.28	0.66
Comp 13 S2.00	6.15	75.33	N.R	N.R	17.46		100.00	3.53	39.80
Comp 14 F1.30	1.59	2.51	1.28	5.5	1.37	1.30	1.37	1.59	2.51	1.28
Comp 14 F1.35	1.48	6.94	1.33	3.5	3.09	1.35	4.46	1.51	5.58	1.32
Comp 14 F1.40	1.40	12.79	1.26	2.0	6.52	1.40	10.98	1.45	9.86	1.28
Comp 14 F1.45	1.44	18.28	1.39	1.5	11.36	1.45	22.35	1.44	14.14	1.34
Comp 14 F1.50	1.77	22.75	1.25	1.0	12.50	1.50	34.85	1.56	17.23	1.31
Comp 14 F1.55	1.73	27.19	1.06	1.0	13.25	1.55	48.10	1.61	19.97	1.24
Comp 14 F1.60	2.28	31.52	0.81	0.5	11.29	1.60	59.39	1.73	22.17	1.16
Comp 14 F1.70	2.35	37.56	0.70	0.5	14.79	1.70	74.17	1.86	25.24	1.07
Comp 14 F1.80	2.64	45.12	0.59	0.5	9.21	1.80	83.39	1.94	27.43	1.01
Comp 14 F2.00	3.85	53.64	0.71	0.0	7.66	2.00	91.05	2.10	29.64	0.99
Comp 14 S2.00	1.87	59.26	N.R	N.R	8.95		100.00	2.08	32.29
Comp 15 F1.30	1.99	2.55	1.04	5.5	2.72	1.30	2.72	1.99	2.55	1.04
Comp 15 F1.35	1.79	7.52	0.99	5.0	4.39	1.35	7.11	1.86	5.62	1.01
Comp 15 F1.40	1.69	12.98	0.82	2.5	11.00	1.40	18.11	1.76	10.09	0.89
Comp 15 F1.45	1.78	18.58	0.70	1.0	13.12	1.45	31.23	1.77	13.66	0.81
Comp 15 F1.50	1.85	23.37	0.60	1.0	11.26	1.50	42.49	1.79	16.23	0.76
Comp 15 F1.55	2.20	27.96	0.47	1.0	9.16	1.55	51.65	1.86	18.31	0.71
Comp 15 F1.60	2.43	33.37	0.38	0.5	7.41	1.60	59.06	1.94	20.20	0.66
Comp 15 F1.70	2.66	41.03	0.44	0.5	11.71	1.70	70.77	2.06	23.65	0.63
Comp 15 F1.80	3.32	48.17	0.50	0.5	9.40	1.80	80.17	2.20	26.52	0.61
Comp 15 F2.00	4.88	57.03	0.37	0.0	12.56	2.00	92.73	2.57	30.66	0.58
Comp 15 S2.00	3.32	65.71	N.R	N.R	7.27		100.00	2.62	33.20
Comp 17 F1.30	1.96	2.34	1.40	5.5	5.11	1.30	5.11	1.96	2.34	1.40
Comp 17 F1.35	1.85	7.44	1.25	3.5	4.66	1.35	9.77	1.91	4.77	1.33
Comp 17 F1.40	1.90	13.91	1.14	1.5	9.04	1.40	18.81	1.91	9.17	1.24
Comp 17 F1.45	2.07	18.63	1.12	1.0	10.54	1.45	29.35	1.96	12.56	1.19
Comp 17 F1.50	2.21	23.85	1.04	1.0	13.09	1.50	42.43	2.04	16.04	1.15
Comp 17 F1.55	2.66	28.63	0.92	0.5	10.81	1.55	53.24	2.17	18.60	1.10
Comp 17 F1.60	2.98	33.06	0.80	0.5	9.95	1.60	63.19	2.29	20.88	1.05

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.2 Nomkhon Bohr Washability Results
	Incremental					Cumulative
Sample ID	IM (AD) %	Ash (AD) %	Sulphur (AD) %	FSI (CSN)	weight %	S.G. (AD)	Weight (AD) %	Moisture (AD) %	Ash (AD) %	Sulphur (AD) %
Comp 17 F1.70	3.23	39.35	0.63	0.5	14.26	1.70	77.45	2.47	24.28	0.98
Comp 17 F1.80	3.81	47.38	0.62	0.5	9.09	1.80	86.54	2.61	26.70	0.94
Comp 17 F2.00	3.97	56.99	0.77	0.0	7.37	2.00	93.90	2.71	29.08	0.93
Comp 17 S2.00	3.69	72.82	N.R	N.R	6.10		100.00	2.77	31.75
Comp 18 F1.30	2.07	4.79	0.99	5.5	1.34	1.30	1.34	2.07	4.79	0.99
Comp 18 F1.35	2.06	9.93	0.98	3.5	1.82	1.35	3.16	2.06	7.76	0.99
Comp 18 F1.40	2.01	14.78	0.89	1.5	3.30	1.40	6.46	2.03	11.34	0.94
Comp 18 F1.45	2.05	20.34	0.79	1.0	5.52	1.45	11.98	2.04	15.49	0.87
Comp 18 F1.50	2.53	25.21	0.62	1.0	9.25	1.50	21.23	2.25	19.72	0.76
Comp 18 F1.55	2.63	29.50	0.55	1.0	11.96	1.55	33.20	2.39	23.25	0.69
Comp 18 F1.60	3.03	33.52	0.44	0.5	11.22	1.60	44.42	2.55	25.84	0.62
Comp 18 F1.70	3.59	39.50	0.30	0.5	16.37	1.70	60.78	2.83	29.52	0.54
Comp 18 F1.80	3.61	47.89	0.28	0.5	9.09	1.80	69.87	2.93	31.91	0.50
Comp 18 F2.00	4.10	57.89	0.37	0.0	10.84	2.00	80.71	3.09	35.40	0.49
Comp 18 S2.00	4.46	73.98	N.R	N.R	19.29		100.00	3.35	42.84
Comp 19 F1.30	2.44	3.37	0.95	5.0	2.21	1.30	2.21	2.44	3.37	0.95
Comp 19 F1.35	2.19	8.86	0.86	3.5	1.25	1.35	3.45	2.35	5.35	0.92
Comp 19 F1.40	2.10	15.08	0.75	2.0	2.24	1.40	5.70	2.25	9.18	0.85
Comp 19 F1.45	2.14	21.56	0.67	1.0	4.29	1.45	9.99	2.20	14.50	0.77
Comp 19 F1.50	2.26	26.77	0.57	1.0	5.96	1.50	15.95	2.23	19.09	0.70
Comp 19 F1.55	2.23	31.31	0.50	1.0	7.93	1.55	23.88	2.23	23.14	0.63
Comp 19 F1.60	2.37	35.57	0.43	1.0	10.13	1.60	34.00	2.27	26.84	0.57
Comp 19 F1.70	2.39	41.98	0.37	0.5	23.39	1.70	57.39	2.32	33.01	0.49
Comp 19 F1.80	2.72	49.86	0.29	0.5	17.73	1.80	75.11	2.41	36.99	0.44
Comp 19 F2.00	2.73	59.53	0.30	0.5	13.39	2.00	88.50	2.46	40.40	0.42
Comp 19 S2.00	4.15	75.90	N.R	N.R	11.50		100.00	2.66	44.48

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 16.2.1
Raw Ash % vs Yield % at 15% Product Ash

Figure 16.2.2
Raw Ash % vs Yield % at 20% Product Ash

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 16.2.3
Yield % at 15% and 20% Product Ash

The average and range about the washed samples are indicated in Table 16.2.3.

Table 16.2.3 Ash Average % and Range % for Washed Ash Products
	Raw Ash %	Wash to 15% Ash		Wash to 20% Ash
		% Yield	S.G.	% Yield	S.G.
Average	38.2	31.2	1.51	46.1	1.62
Range	30.8 - 49.3	17.6 - 45.7	1.44 - 1.64	29.8 - 61.5	1.54 - 1.74

Table 16.2.3 shows the original lab results of the froth flotation with cumulative columns for froth times added.  Results show that an average of a 20% yield while maintaining an ash level of less than 20% can be achieved from processing the fines fraction.

Table 16.2.3 Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm - 0mm)
Composite ID (-0.25mm - 0mm)	Minutes	Inherent Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)	Free Swell Index	Weight (%)	Cumulative
							Weight (%)	Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)
-0.25mm com.1 F1 (30')	30	3.96	28.00	0.73	0.0	1.63	1.63	3.96	28.00	0.73
-0.25mm com.1 F2 (60')	60	4.21	28.89	0.68	0.0	2.23	3.86	4.10	28.51	0.70
-0.25mm com.1 F3 (90')	90	4.51	28.87	0.66	0.0	1.54	5.40	4.22	28.62	0.69
-0.25mm com.1 T1		5.61	45.53			94.60	100.00
-0.25mm com.2 F1 (30')	30	1.21	11.19	1.30	0.0	18.41	18.41	1.21	11.19	1.30
-0.25mm com.2 F2 (60')	60	1.29	13.27	1.28	0.0	12.69	31.10	1.25	12.04	1.29
-0.25mm com.2 F3 (90')	90	1.28	14.31	1.24	0.0	4.10	35.20	1.25	12.31	1.29
-0.25mm com.2 T1		1.38	39.36			64.80	100.00
-0.25mm com.3 F1 (30')	30	1.44	16.44	1.64	0.0	5.88	5.88	1.44	16.44	1.64

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.3 Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm - 0mm)
Composite ID (-0.25mm - 0mm)	Minutes	Inherent Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)	Free Swell Index	Weight (%)	Cumulative
							Weight (%)	Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)
-0.25mm com.3 F2 (60')	60	1.54	17.99	1.66	0.0	3.25	9.14	1.47	16.99	1.65
-0.25mm com.3 F3 (90')	90	1.62	19.93	1.69	0.0	2.67	11.81	1.51	17.66	1.66
-0.25mm com.3 T1		1.61	40.70			88.19	100.00
-0.25mm com.4 F1 (30')	30	0.89	21.81	1.88	1.5	15.91	15.91	0.89	21.81	1.88
-0.25mm com.4 F2 (60')	60	0.99	24.60	1.85	1.5	5.20	21.11	0.91	22.50	1.87
-0.25mm com.4 F3 (90')	90	1.02	27.94	1.73	1.5	3.25	24.36	0.93	23.22	1.85
-0.25mm com.4 T1		1.39	54.27			75.64	100.00
-0.25mm com.5 F1 (30')	30	1.46	15.33	0.92	1.5	15.36	15.36	1.46	15.33	0.92
-0.25mm com.5 F2 (60')	60	1.46	15.57	0.94	1.5	8.35	23.71	1.46	15.42	0.93
-0.25mm com.5 F3 (90')	90	1.53	17.56	0.94	2.0	4.32	28.03	1.47	15.75	0.93
-0.25mm com.5 T1		1.69	38.91			71.97	100.00
-0.25mm com.6 F1 (30')	30	1.37	15.37	1.59	3.5	18.73	18.73	1.37	15.37	1.59
-0.25mm com.6 F2 (60')	60	1.46	17.64	1.61	2.0	6.13	24.86	1.39	15.93	1.59
-0.25mm com.6 F3 (90')	90	1.44	19.92	1.58	2.0	3.60	28.46	1.40	16.43	1.59
-0.25mm com.6 T1		1.76	46.45			71.54	100.00
-0.25mm com.7 F1 (30')	30	1.42	15.80	1.06	2.0	11.93	11.93	1.42	15.80	1.06
-0.25mm com.7 F2 (60')	60	1.54	17.84	1.05	1.5	9.79	21.72	1.47	16.72	1.06
-0.25mm com.7 F3 (90')	90	1.56	19.80	1.07	2.0	5.95	27.67	1.49	17.38	1.06
-0.25mm com.7 T1		1.91	38.97			72.33	100.00
-0.25mm com.8 F1 (30')	30	1.51	16.50	0.99	3.0	21.41	21.41	1.51	16.50	0.99
-0.25mm com.8 F2 (60')	60	1.66	18.64	0.98	1.5	6.83	28.23	1.54	17.02	0.99
-0.25mm com.8 F3 (90')	90	1.61	20.51	1.04	1.5	2.77	31.00	1.55	17.33	1.00
-0.25mm com.8 T1		2.03	37.65			69.00	100.00
-0.25mm com.9 F1 (30')	30	1.69	17.00	1.16	2.5	24.09	24.09	1.69	17.00	1.16
-0.25mm com.9 F2 (60')	60	1.55	20.04	1.15	1.5	7.26	31.36	1.66	17.71	1.16
-0.25mm com.9 F3 (90')	90	1.76	20.93	1.15	1.5	2.16	33.51	1.66	17.91	1.16
-0.25mm com.9 T1		2.58	42.25			66.49	100.00
-0.25mm com.10 F1 (30')	30	2.30	17.91	1.11	2.0	16.13	16.13	2.30	17.91	1.11
-0.25mm com.10 F2 (60')	60	2.35	21.59	1.11	1.5	6.78	22.92	2.32	19.00	1.11
-0.25mm com.10 F3 (90')	90	2.37	24.77	1.38	2.0	2.60	25.52	2.32	19.59	1.14
-0.25mm com.10 T1		3.33	43.50			74.48	100.00
-0.25mm com.11 F1 (30')	30	1.86	22.25	0.77	2.0	17.30	17.30	1.86	22.25	0.77
-0.25mm com.11 F2 (60')	60	1.79	25.10	0.73	2.0	4.72	22.02	1.84	22.86	0.76
-0.25mm com.11 F3 (90')	90	1.89	27.66	0.83	1.0	2.43	24.45	1.85	23.33	0.77

AMEC Minproc

Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Table 16.2.3 Nomkhon Bohr Coal Composites Froth Flotation Tests (-0.25mm - 0mm)
Composite ID (-0.25mm - 0mm)	Minutes	Inherent Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)	Free Swell Index	Weight (%)	Cumulative
							Weight (%)	Moisture (a.d. %)	Ash (a.d. %)	Sulphur (a.d. %)
-0.25mm com.11 T1		2.95	44.97			75.55	100.00
-0.25mm com.12 F1 (30')	30	1.20	19.14	1.50	2.0	10.41	10.41	1.20	19.14	1.50
-0.25mm com.12 F2 (60')	60	1.20	21.89	1.47	2.0	4.45	14.86	1.20	19.96	1.49
-0.25mm com.12 F3 (90')	90	0.00	24.66	1.99	0.5	2.68	17.54	1.02	20.68	1.56
-0.25mm com.12 T1		1.70	51.99			82.46	100.00
-0.25mm com.13 F1 (30')	30	1.41	17.11	1.27	2.0	18.08	18.08	1.41	17.11	1.27
-0.25mm com.13 F2 (60')	60	1.46	19.33	1.24	2.0	7.59	25.67	1.43	17.76	1.26
-0.25mm com.13 F3 (90')	90	0.00	24.03	1.38	0.5	4.43	30.10	1.22	18.69	1.28
-0.25mm com.13 T1		2.18	47.81			69.90	100.00
-0.25mm com.14 F1 (30')	30	1.47	16.39	1.34	1.5	16.40	16.40	1.47	16.39	1.34
-0.25mm com.14 F2 (60')	60	1.47	17.87	1.35	1.5	8.63	25.03	1.47	16.90	1.35
-0.25mm com.14 F3 (90')	90	1.43	18.98	1.64	1.5	4.37	29.40	1.46	17.21	1.39
-0.25mm com.14 T1		1.82	35.95			70.60	100.00
-0.25mm com.15 F1 (30')	30	1.79	15.43	1.07	2.5	18.76	18.76	1.79	15.43	1.07
-0.25mm com.15 F2 (60')	60	1.79	16.14	1.04	2.0	5.82	24.58	1.79	15.60	1.07
-0.25mm com.15 F3 (90')	90	1.76	16.79	1.30	2.0	3.08	27.65	1.78	15.73	1.09
-0.25mm com.15 T1		2.19	39.58			72.35	100.00
-0.25mm com.17 F1 (30')	30	1.93	14.62	1.30	2.5	23.30	23.30	1.93	14.62	1.30
-0.25mm com.17 F2 (60')	60	1.98	15.53	1.62	2.0	7.25	30.55	1.94	14.84	1.37
-0.25mm com.17 F3 (90')	90	1.96	16.37	1.69	2.0	3.75	34.30	1.94	15.01	1.41
-0.25mm com.17 T1		2.62	36.76			65.70	100.00
-0.25mm com.18 F1 (30')	30	1.79	20.83	1.06	2.5	17.51	17.51	1.79	20.83	1.06
-0.25mm com.18 F2 (60')	60	1.92	22.95	1.35	2.0	4.15	21.66	1.81	21.23	1.12
-0.25mm com.18 F3 (90')	90	0.00	25.37	1.46	2.0	1.97	23.63	1.66	21.58	1.15
-0.25mm com.18 T1		2.72	50.33			76.37	100.00
-0.25mm com.19 F1 (30')	30	1.91	20.98	0.86	2.0	17.40	17.40	1.91	20.98	0.86
-0.25mm com.19 F2 (60')	60	1.99	23.75	1.04	1.5	5.49	22.88	1.93	21.65	0.90
-0.25mm com.19 F3 (90')	90	0.00	26.75	1.08	2.0	2.11	24.99	1.77	22.08	0.92
-0.25mm com.19 T1		2.62	50.29			75.01	100.00

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16.2.3	Conclusions

This set of washability tests indicates the following for Nomkhon Bohr coals:

•
Sulphur generally is associated with the coal and therefore is enriched by washing.  Sulphur in the product analyses is around 1% which is generally regarded as the maximum acceptable for export coal without penalty.

•	Free Swell Indices increase to a moderate to strong level in the low specific gravity fractions; however, yield at the lower levels is insufficient to produce a metallurgical (coking) coal product.

•	The washabilities were done on a relatively fine coal fraction (minus 2.36 mm) and yields will generally be poorer on a run of mine size coal feed.

•	Froth releases approximately 20% of the fines fraction most of which comes off in the first 30 seconds.

•	The ash is relatively static at the three time intervals, which shows the froth to be working effectively to release the lower ash coal.

The yields are low for a 15% product ash which is the highest ash desirable for export thermal coal.  A 20% product ash was looked at for a potential local market. It is conceivable that a local power plant designed to burn high ash coal would accept a higher ash product.

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17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	HUGO NORTH EXTENSION DEPOSIT

17.1.1	Introduction

The Hugo North Extension on the Lookout Hill Property and the Hugo North Deposit on Ivanhoe’s adjacent Oyu Tolgoi Project, to the south are both part of a single geological entity.  Because of this, the Mineral Resources of both deposits have been estimated together, as a single body, using the same parameters, composites and geological information.  At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two projects, and the tonnes and grades are reported accordingly.  In the remainder of this section, all comments apply to the combined Hugo North/Hugo North Extension Deposit, unless explicitly stated otherwise.

Mineral Resource estimates for the Hugo North Extension (and Hugo North) were originally prepared under the supervision of Harry Parker, P. Geo by AMEC consulting group in 2007.  In 2008, Scott Jackson and John Vann of Quantitative Group (QG) in Perth were asked to act as joint QP’s for the Hugo North Extension. Rather than completely re-estimate the deposit, QG decided to complete an audit level review of the AMEC estimate and also build a parallel estimate for checking purposes.  The QG independent alternate estimate was completed using domains built by Ivanhoe.  The majority of parameters for estimation were derived independently by QG.  Whilst (as expected) the final estimates did not match exactly, the two estimates are not materially different.  .  Global and local checks by QG suggest the estimate by AMEC is robust and suitable for public reporting of Mineral Resources.  A summary description of the estimate below is the derived from the report of 2007 Hugo North (and Hugo North Extension) estimate (Cinits and Parker, 2007). Vann et al., (2008) contains the complete description of this estimate.

“The resource estimates were made from three-dimensional (3D) block models utilizing commercial mine planning software (MineSight).  Project limits are in truncated UTM coordinates.  Project limits are 650600-652700 E, 4766000-4768700 N, and -600 m to +1275 m elevation.  The project boundary between Hugo North and Hugo North extension is at approximately 4768100 N.  Cell size for the project was 20 m east x 20 m north x 15 m high.  The estimates are supported for the Hugo North and Hugo North Extension Deposits by 307 drill holes, including daughter holes totalling 371 172 m.  Within the Hugo North Extension there are 37 holes totalling approximately 54 546 m.suitable for reporting of Mineral Resources.

17.1.2	QG Checks on 2007 Estimate

QG checked the lithologic and structural shapes for interpretational consistency on cross-sections and plans, and found them to have been properly constructed.  The shapes were found to honor the drill data. When reviewing the mineralized envelopes generated by Ivanhoe, QG did note that there was a slight discrepancy between the wireframe points and the drill holes intercepts suggesting that these wireframes were built with a slightly different drill hole file than that used by AMEC to build the estimates. The likely cause of this is slight differences in how different software packages ‘de-survey’ the down-hole survey data. The differences noted ranged from 0.5 to 3 m in the deeper holes. QG does not consider this to be a material problem (Figure 17.1.1 and Figure 17.1.2).

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Figure 17.1.1
Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2)
vs. AMEC (AMEC_CU2)

Figure 17.1.2
Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2)
vs. AMEC (AMEC_CU2)

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As part of the checking process, QG independently re-estimated the Hugo North deposit.  The aim of this was to satisfy QG that the AMEC estimate was robust and that QG would have generated a very similar estimate for reporting purposes.

QG’s check estimate used the same raw assay data and the same wireframes. All other steps (e.g. compositing, coding, variography and estimation) were developed by QG.  Globally the differences (looking at various cut-offs) were generally well under 1%. Local comparisons show very close agreement between the estimates.  See examples below from a copper and gold domain respectively.

Following the thorough checking process and independent re-estimation, QG concludes that the estimate completed in 2007 by AMEC is robust and suitable for the public reporting of Mineral Resources under the framework of NI 43-101.  QG do not consider it is necessary to use the independent QG check estimate as the official estimate because there are no material differences between it and the “current” AMEC estimate. Scott Jackson and John Vann agree to act as QPs for the current estimate.

QG are satisfied that the reported Indicated resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

QG are satisfied that the reported Inferred resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

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17.1.3	Geological Models

A close-off date of 01 November 2006 for drill hole data was utilized.

A list of key units is provided in Table 17.1.1.

Table 17.1.1 Lithology and Structural Solids and Surfaces, Hugo North Deposit
Surfaces - General
Topography
Solids/Surfaces - Lithology
Top of quartz monzodiorite (Qmd)
Base of ash flow tuff (DA2 - ign)
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Xenolithic biotite granodiorite (xBiGd)
Biotite granodiorite (BiGd) dykes
Hornblende-Biotite Andesite dykes (Hb-Bi An)
Rhyolite (Rhy) dykes
Basalt dykes (Bas)
Surfaces - Faults
East Bat Fault
West Bat Fault North Boundary Fault

QG checked the lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes were found to honour the drill data.

To constrain grade interpolation, Ivanhoe created 3D mineralized envelopes, or shells.  The shells were drawn manually and were based either on grade or some lithological feature.  Threshold values for the grade shells were determined by inspection of histograms and probability curves.  QG did note that there was a slight discrepancy between the wireframe points on the mineralized envelopes and the drill holes intercepts.  This suggests that the wireframes were built by Ivanhoe with a slightly different drill hole file than that used by AMEC to build the estimates.  The likely cause of this is slight differences in how difference software de-survey the down-hole survey data. QG does not consider this to be a material problem.

Two copper shells were used: one at a 0.6% Cu grade threshold, and another shell based on a quartz-vein 15% - by volume threshold.  The quartz vein shell replaces the 2% shell that was used in the 2006 Resource model to constrain the higher-grade zone.

The quartz-vein and 2% shells roughly overlap spatially, and it was considered that the quartz-vein shell has a better geological basis to constrain the high copper grades.

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Three gold shells were used: 2 at a grade threshold of 0.3 g/t Au (Main and West), and 1 at a 1 g/t Au threshold.  The 1 g/t Au shell was added (relative to the 2006 Resource Model) to help constrain better the interpolation of the high gold grades.  The 0.3 g/t Au shell has been subdivided into two zones (Main and West); in the Main zone, medium- to high-grade gold mineralization is spatially associated with medium- to high-grade copper mineralization; whereas the West zone comprises a zone of medium- to high-grade gold mineralization with associated medium- to low-grade copper grades.  The various copper and gold grade shells for the Hugo North Deposit are shown in relation to each other and key structural features in Figure 17.1.3 and Figure 17.1.4.

The solids and surfaces were used to code the drill hole data.  All the drill hole intervals outside those shells were assigned to a background domain.  Colors were assigned to drill holes based on domains; the domains were also color-coded.  A set of plans and cross-sections that displayed these color-codes were plotted and inspected to ensure the proper assignment of domains to drill holes.

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Figure 17.1.3
Hugo North Copper Grade Shells

Ivanhoe - Shivee JV Boundary
Qtz-vein shell
0.6% Cu Grade Shell
651000 E
651500 E
652000 E
652500 E
4768500 N
4768000 N
4767500 N
4767000 N
4766500 N

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Figure 17.1.4
North Gold Grade Shells

651000 E
651500 E
652000 E
652500 E
4768500 N
Ivanhoe-Shivee JV boundary
4768000 N
1 g/t Au Grade Shell
4767500 N
0.3g/t Au Main
Grade Shell
0.3g/t Au West
Grade Shell
4767000 N
4766500 N
651000 E
651500 E
652000 E
652500 E

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17.1.4	Composites

The drill hole assays were composited into fixed-length 5 m down-hole composites.

The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model.  Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold.

Bulk density data were assigned to a unique file and composited to honor lithological contacts.

17.1.5	Data Analysis

The lithologic, structural, and mineralized domains were reviewed to determine the appropriate estimation or grade interpolation parameters.

Descriptive statistics, histograms and cumulative probability plots, box plots and contact grade profile plots were summarised in Vann et al, (2008).

17.1.5.1	Estimation Domains

The data analysis showed that for grade interpolation the data should be subdivided by grade shell and lithological domain. All inter-grade-shell contacts are hard boundaries, but some intra-grade-shell contacts were treated as hard boundaries and some as soft boundaries (see Table 17.1.2 and Table 17.1.3).

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17.1.5.2	Evaluation of Extreme Grades

Extreme grades were controlled by using outlier restriction during interpolation instead of capping (see Section 17.6).

Table 17.1.2 Hugo North Copper Intra-domain Boundary Contacts
	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
0.6% Shell
Va	Soft	Hard	Soft	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
Qtz Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

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Table 17.1.3 Hugo North Gold Intra-domain Boundary Contacts
	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Soft	Soft
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
Main Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
West Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Soft
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
1 g/t Au Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

17.1.6	Variography

Variography, a continuation of data analysis, is the study of the spatial variability of an attribute.  Variogram model parameters and orientation data of rotated variogram axes are shown in Table 17.1.4 to Table 17.1.7.

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Table 17.1.4 Copper Variogram Parameters
Model		Zone
		Back Ground	0.6% Shell - N	0.6% Shell - S	Qtz Shell -N	Qtz Shell - S
		SPH	SPH	SPH	SPH	SPH
Sills	Nugget	0.20	0.13	0.15	0.30	0.25
	C1	0.55	0.35	0.40	0.20	0.45
	C2	0.25	0.52	0.45	0.50	0.30
Rotation Angles	Z	0	45	25	45	-15
	X	0	0	-30	0	-30
	Y	0	0	20	0	20
Ranges	Y1	17	10	15	15	30
	X1	17	15	15	15	10
	Z1	17	20	15	15	15
	Y2	200	140	220	150	200
	X2	180	100	120	100	120
	Z2	220	175	200	150	200
Notes:
-    Models are spherical (SPH) or exponential (EXP).  Traditional ranges are used for the exponential variograms. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17.1.5 Azimuth and Dip Angles of Rotated Variogram Axes for Copper
Zone	Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z
Background	0	0	0	0	0	90
0.6% Shell - N	45	135	0	0	0	90
0.6% Shell - S	25	105	349	-30	17	54
Qtz Shell - N	45	135	0	0	0	90
Qtz Shell - S	345	65	309	-30	17	54
Note: - Azimuths are in degrees. Dips are positive up and negative down.

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Table 17.1.6 Gold Variogram Parameters
		Zone
		Back ground - N	Back ground - S	0.3 g/t Main Shell	0.3 g/t West Shell	1 g/t Shell
Model		EXP	SPH	EXP	EXP	EXP
Sills	Nugget	0.151	0.200	0.653	0.500	0.549
	C1	0.557	0.373	0.347	0.500	0.451
	C2	0.292	0.427	-	-	-
Rotation Angles	Z	-29	50	-2	-6	-81
	X	13	-9	38	22	70
	Y	-14	-51	-72	-7	2
	Z	-9	8	-	-	-
	X	45	-31	-	-	-
	Y	24	31	-	-	-
Ranges	Y	27	70	61	469	12
	X	15	54	139	30	149
	Z	93	30	25	49	22
	Y	1333	977	-	-	-
	X	210	400	-	-	-
	Z	919	969	-	-	-
Note:
•   Models are spherical (SPH) or exponential (EXP).  Traditional ranges (short ranges) are used for the exponential variograms. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17.1.7 Azimuth and Dip Angles of Rotated Variogram Axes for Gold
Zone	First Structure						Second Structure
	Axis Azimuth			Axis Dip			Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z	Y	X	Z	Y	X	Z
Background - N	58	-13	331	13	105	71	351	45	99	17	204	40
Background - S	151	-50	50	-9	133	39	8	-31	81	26	319	48
0.3 g/t Main Shell	26	-48	358	38	100	14	-	-	-	-	-	-
0.3 g/t West Shell	82	-6	354	22	157	67	-	-	-	-	-	-
1 g/t Shell	11	1	279	70	101	20	-	-	-	-	-	-
Note: • Azimuths are in degrees. Dips are positive up and negative down.

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The deposit displays mineralization controls that are related to the intrusive history and structural geology (faults).  The patterns of anisotropy demonstrated by the various variograms tend to be consistent with geological interpretations - particularly to any bounding structural features (faults and lithologic contacts) and quartz + sulphide vein orientation data.

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17.1.7	Model Setup

The block model size selected was 20 x 20 x 15 m.  This allowed consistency with previous modelling in the Hugo North Deposit (see Juras, 2005 and Blower, 2006).  The assays were composited into 5 m down-hole composites.

Bulk density data were assigned to a unique file and composited to honour lithological contacts.

Various coding was done on the block models in preparation for grade interpolation.  The block model was coded according to zone, lithologic domain, and grade shell.  Post-mineral dykes were assumed to represent zero grade waste cutting the mineralized rock.

17.1.8	Estimation

The Hugo North estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation.

Interpolation was limited to the mineralized lithological units (Va, Ign, Qmd, and xBiGd).  Only blocks within those units were interpolated, and only composites belonging to those units were used.  Metal values within blocks belonging to all other units (post-mineral dykes and sediments) were set to zero.  Modelling consisted of grade interpolation by ordinary Kriging (KG) except for bulk density that was interpolated using inverse distance to the power of three (ID3).  Both restricted and unrestricted grades were interpolated to allow calculation of the metal removed by the outlier restriction.  Nearest-neighbour grades were also interpolated for validation purposes.  Blocks and composites were matched on estimation domain.

The search ellipsoids were oriented preferentially to the general orientation of the grade shells.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17.1.8 and Table 17.1.9.  The search strategy employed concentric expanding search ellipsoids.  The first pass used a relatively short search ellipse relative to the long axis of the variogram ellipsoid.  For the second pass, the search ellipse was increased by 50% (up to the full range of the variogram) to allow interpolation of grade into those blocks not estimated by the first pass.  A last third pass was performed using a larger search ellipsoid.

To ensure that at least two boreholes were used in the estimate, the number of composites from a single drill hole that could be used was set to one less than the minimum number of composites.

These parameters were based on the geological interpretation, data analyses, and variogram analyses. The number of composites used in estimating grade into a model block followed a strategy that matched composite values and model blocks sharing the same ore code or domain.  The minimum and maximum number of composites was adjusted to incorporate an appropriate amount of grade smoothing.

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Blocks that fall along grade domain boundaries were assigned two or more values, one for each of the grade domains present within the block.  A final undiluted value was calculated by averaging the values for each domain within the block, weighed by the percentage of each domain within the block.  This resulted in slightly smoothed metal grades along grade shell boundaries.

For both metals, an outlier restriction of 50 m was used to control the effects of high-grade samples within the domains, particularly in the background domains where unrestricted high-grade composites tended to result in “blow outs” from extreme grade composites. In outlier restricted kriging, outliers (ie, values above the specified cut-off) are cut down to the specified threshold value if their distance to the interpolated block is greater than 50 m.  If the distance to the interpolated block is less than 50 m, then outliers are used at their full value.  The outlier thresholds applied were defined at the 99th percentile of their respective population.  The thresholds are shown in Table 17.1.10 and Table 17.1.11.

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Table 17.1.8 Copper Search Ellipsoids for Hugo North
		Zone
		Background N	Background S	0.6% Shell - N	0.6% Shell - S	Qtz Shell N	Qtz Shell S
Rotation Angles	Z	45	0	45	25	45	-15
	X	0	0	0	-30	0	-30
	Y	0	0	0	20	0	20
Ranges - First Pass	Y	150	150	150	150	150	150
	X	100	100	50	50	35	35
	Z	150	150	150	150	150	150
Ranges - Second Pass	Y	225	225	225	225	225	225
	X	150	150	75	75	50	50
	Z	225	225	225	225	225	225
Ranges - Third Pass	Y	400	400	400	400	400	400
	X	200	200	125	150	100	100
	Z	400	400	400	400	400	400
Number of Comps	Min	4	4	4	4	4	4
	Max	15	15	15	15	15	15
	Max per DDH	3	3	3	3	3	3
Note:
•   MIN = minimum number of composites; MAX = maximum number of composites, MAX DDH = maximum number of composites derived from a single borehole; bkgrnd = background. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Bulk density values were interpolated into the model using an inverse-distance to the third power (ID3) estimation methodology.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17.1.2.

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Table 17.1.9 Gold Search Ellipsoids for Hugo North
		Zone
		Back Ground	0.3 g/t Main Shell - N	0.3 g/t Main Shell - S	0.3 g/t West Shell	1 g/t Shell - N	1 g/t Shell - S
Rotation Angles	Z	0	30	0	0	30	0
	X	0	0	0	0	0	0
	Y	0	0	10	0	0	10
Ranges - First Pass	Y	200	150	150	375	150	150
	X	200	25	25	50	25	25
	Z	200	150	150	50	150	150
Ranges - Second Pass	Y	300	170	170	470	170	170
	X	300	45	45	75	45	45
	Z	300	170	170	75	170	170
Ranges - Third Pass	Y	500	250	250	600	175	175
	X	500	250	250	300	175	175
	Z	500	250	250	300	175	175
Number of Comps	Min	5	5	5	5	5	5
	Max	20	20	20	20	20	20
	Max per DDH	4	4	4	4	4	4
Note:
•   MIN = minimum number of composites; MAX = maximum number of composites. .
•   MAX DDH = maximum number of composites derived from a single borehole. kgrnd = background.
•   Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17.1.10 Outlier Thresholds Applied to Cu Grade Domains
Grade Domain	Va Outlier Threshold (%)	Qmd Outlier Threshold (%)	Ign Outlier Threshold (%)	xBiGd Outlier Threshold (%)
Cu Qtz vein	7.5	7.0	5.5	3.5
Cu 0.6%	2.5	2.5	2.5	2.0
Background	0.7	0.85	0.85	0.7

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Table 17.1.11 Outlier Thresholds Applied to Au Grade Domains
Grade Domain	Outlier Threshold (g/t)
1 g/t Gold Zone	5.0
W Gold Zone	2.0
Main Gold Zone	2.0
Background QMD, XBiGd	0.4
Background Va	0.5
Background Ignimbrite	0.3

Table 17.1.12 Bulk Density Search Ellipsoids for Hugo North
		All Domains
Rotation Angles	Z	8
	X	-2
	Y	-31
Ranges (m)	Y	100
	X	150
	Z	450
Number of Comps	Min	4
	Max	10
	Max DDH	3

The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology.  Any blocks in the model that were not interpolated were assigned a mean density based on rock type.  The mean bulk density of each lithology is shown in Table 17.1.3.

Table 17.1.13 Average Bulk Density
Lithology	Bulk Density
Va	2.87
QMD	2.76
Sediments	2.77
Ignimbrite	2.86
Rhyolite Dyke	2.77
Hornblende-biotite Andesite Dyke	2.77
BiGd	2.70
xBiGd	2.72
Basalt Dyke	2.77

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Final Au and Cu grade values were adjusted to reflect probable occurrences of internal dilution from the unmineralized post-mineral dykes and/or overlying unmineralized sediments (waste).  The final diluted value was calculated by multiplying the undiluted value by the volumetric percentage of the mineralized units within the block (weighed by the ratio of the density of the mineralized units to the average density of the block).  This resulted in the incorporation of waste dilution into blocks.  No additional manipulation of grade or recovery was applied to simulate the effects of mining.  The resources for the Hugo North Deposit were tabulated and reported using these diluted grade values.

17.1.9	Validation

17.1.9.1	Visual Inspection

A detailed visual validation of the Hugo North resource model was made by both AMEC and QG.  The model was checked for proper coding of drill hole intervals and block model cells, in both section and plan.  Coding was found to be properly done.  Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans.  The checks showed good agreement between drill hole composite values and model cell values.  The hard boundaries between grade shells appear to have constrained grades to their respective estimation domains.  The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data. Additional comments on the estimate and QG’s independent checks were given above in Section 17.1.2.

17.1.9.2	Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades (with no outlier restriction) from the model with means from unrestricted nearest-neighbor estimates.  (The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.)  Results, summarized in Table 17.1.14, show no problems with global bias in the estimates.

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Table 17.1.14 Global Model Mean Grade Values by Domain in Each Zone
Domain / Zone	Nearest Neighbour Estimate	Kriged Estimate	Unrestricted Kriged Estimate	Metal Reduction
Cu (%)
All Zones	1.677	1.674	1.679	0.3%
Qtz-vein Domain	3.212	3.192	3.197	0.2%
0.6%Cu Domain	1.061	1.070	1.076	0.6%
Cu background	0.222	0.229	0.233	1.7%
Au (g/t)
All Zones	0.39	0.38	0.40	3.0%
1 g/t Au Zone	1.42	1.39	1.44	3.5%
Main 0.3 g/t Au Zone	0.54	0.52	0.54	3.7%
West 0.3 g/t Au Zone	0.50	0.50	0.51	2.0%
Au Background	0.11	0.10	0.11	9.1%
Note: • The values shown in the table reflect the global mean grades in the resource model and include blocks that fall in the Joint Venture area.

Local trends in the grade estimates (grade slice or swath checks) were also checked.  This was done by plotting the mean values from the nearest-neighbor estimate versus the unrestricted kriged results for elevation (in 60 m-swaths) and for northings and eastings (both in 100 m-swaths).  The unrestricted kriged estimate should be smoother than the nearest-neighbor estimate, thus the nearest-neighbor estimate should fluctuate around the kriged estimate on the plots.  The two trends behave as predicted and show no significant differences for copper or gold in the estimates.  The elevation and northing swath plots presented as Figure 17.1.3 to Figure 17.1.6 show the trends for copper inside the quartz vein shell and gold inside the Main gold zone.  The plots are from the entire resource model and include blocks north of the Oyu Tolgoi boundary.

Figure 17.1.5
Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth - Cu Quartz-Vein Domain

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Figure 17.1.6
Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Northing - Cu Quartz-vein Domain

Figure 17.1.7
Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth - Au Main + 1 g/t Domains

17.1.9.3	Metal Reduction

The effective amount of metal removed by outlier restriction can be evaluated by comparing copper and gold block models kriged with and without outlier restriction.  An assessment of the metal removed by grade shell is shown in Table 17.1.14.  The quantity of copper removed ranges from 0.2% to 1.7%, and the quantity of gold removed ranges from 2% to 9%.  Those amounts of metal removed are reasonable for the type of deposit.

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Figure 17.1.8
Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing - Au Main + 1 g/t Domains

17.1.10	Mineral Resource Summary - Hugo North Extension

The Hugo North Extension Mineral Resource inventory, cut at the adjacent Oyu Tolgoi Project boundary, is based on drilling as of 1 November, 2006 and reported as of the Resource Effective Date of 20 February, 2007.  The Mineral Resources are reported at various copper equivalent (CuEq) cut-offs above 0.6% copper equivalent as shown in Table 17.1.15 and include material that is classified as an Indicated and Inferred Mineral Resources.

The base case CuEq cut-off grade assumptions for each deposit were determined using operating cost estimates from similar deposits.

For consistency with previous Mineral Resource disclosures on the Lookout Hill Property, the equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold, and assuming gold recovery is 91% of copper recovery.

For convenience the formula is: CuEq = %Cu + (g/t Au*18.98)/29.76.

The metal price assumptions and the adjustment for metallurgical recovery used for calculating CuEq for the Hugo North Mineral Resources stated in this report have been changed from previous reports to reflect current market conditions and technical understanding.  The copper to gold metal price ratio and recovery ratio used have resulted in no change in the calculated CuEq values as stated for the 20 February 2007 Mineral Resources.

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Table 17.1.15 Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01 November 2006, and Reported by Ivanhoe (Effective Date 20 February 2007)
Class	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	3.5	22300000	3.68	1.43	4.59	1810000	1030000	2260000
	3	32000000	3.36	1.29	4.18	2370000	1330000	2950000
	2.5	42400000	3.08	1.17	3.83	2880000	1590000	3580000
	2	52300000	2.84	1.09	3.53	3280000	1830000	4070000
	1.5	65400000	2.56	0.96	3.17	3690000	2020000	4570000
	1.25	74300000	2.39	0.88	2.96	3920000	2100000	4850000
	1	84800000	2.22	0.80	2.73	4150000	2180000	5100000
	0.9	89700000	2.14	0.77	2.63	4230000	2220000	5200000
	0.8	96700000	2.04	0.72	2.50	4350000	2240000	5330000
	0.7	107400000	1.91	0.66	2.33	4520000	2280000	5520000
	0.6	117000000	1.80	0.61	2.19	4640000	2290000	5650000
	0.5	123900000	1.73	0.58	2.10	4730000	2310000	5740000
	0.4	130300000	1.67	0.55	2.02	4800000	2300000	5800000
	0.3	137900000	1.59	0.52	1.92	4830000	2310000	5840000
Inferred	3.5	1400000	3.32	1.03	3.98	100000	50000	120000
	3	3600000	2.97	0.88	3.53	240000	100000	280000
	2.5	5900000	2.68	0.87	3.23	350000	170000	420000
	2	11000000	2.20	0.86	2.75	530000	300000	670000
	1.5	29100000	1.73	0.58	2.10	1110000	540000	1350000
	1.25	45000000	1.55	0.46	1.84	1540000	670000	1830000
	1	62200000	1.39	0.39	1.64	1910000	780000	2250000
	0.9	70000000	1.33	0.37	1.56	2050000	830000	2410000
	0.8	78300000	1.27	0.34	1.49	2190000	860000	2570000
	0.7	87000000	1.21	0.32	1.42	2320000	900000	2720000
	0.6	95500000	1.15	0.31	1.35	2420000	950000	2840000
	0.5	105200000	1.09	0.29	1.27	2530000	980000	2950000
	0.4	127600000	0.96	0.26	1.13	2700000	1070000	3180000
	0.3	152400000	0.85	0.23	1.00	2860000	1130000	3360000
Notes:
•   *Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold);  %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 90.8% of copper recovery.

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17.2	HERUGA DEPOSIT

17.2.1	Introduction

This Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group.  The estimates were in the form of three-dimensional (3D) block models utilizing commercial mine planning software (Datamine).  The project area limits and the block sizes used are shown in Table 17.2.1.

Table 17.2.1 Project Area Limits and Block Size
	Min	Max	Block Size (m)
X (UTM)	646500	648550	20
Y (UTM)	4757500	5759900	20
Z (AMSL)	-700	1250	15

17.2.2	Geologic Models

A close-off date of 21 June 2009 was used for the drill hole data used in the Heruga Resource update.  The Effective Date for reporting the resource was 30 March 2010.

Ivanhoe created three dimensional shapes or wireframes of the major geological features of the Heruga deposit and these are listed in Table 17.2.2.  The key geological features impacting on resource estimation are:

•	Sub-vertical post-mineralisation faults.

•	Devonian host lithologies, primarily augite basalt and quartz monzodiorite.

•	Poorly mineralised “late” quartz monzodiorite.

•	Poorly mineralised hornblende-biotite-andesite and biotite-granodiorite dykes.

To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

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Table 17.2.2 Lithology and Structural Solids and Surfaces, Heruga Deposit
Surfaces - General
Topography
Solids/Surfaces - Lithology
Quartz Mondoziorite
Late Quartz Monzodiorite
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Biotite granodiorite (BiGd)
Hornblende-Biotite Andesite dykes (Hb-Bi An)
Surfaces - Faults
West Bor Tolgoi Fault
Central Bor Tolgoi Fault East Bor Tolgoi Fault
South Sparrow Fault

QG checked the grade and mineralized shapes for interpretational consistency on section, in plan and in three dimensions, and found them to have been properly constructed.  The shapes were found to honour the drill data and interpreted geology, and QG accepted them as an appropriate basis for the estimation process.

The solids and surfaces were used by Ivanhoe to code the drill-hole data.  All the drill-hole intervals outside those shells were assigned to a background domain.  A set of plans and cross-sections that displayed color-coded drill holes were plotted and inspected to ensure the proper assignment of domains to drill holes.  The faulting at Heruga is interpreted to have had considerable movement as demonstrated by the displacement of the overlying sedimentary and volcanic rocks.  For this reason, the fault surfaces were used to define four separate structural domains for grade estimation.  Copper, gold and molybdenum grade shells are shown in Figure 17.2.2 to Figure 17.2.4.

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Figure 17.2.1
Plan View of Heruga Structural Domains

Oyu Tolgoi - Heruga Deposit
Structural Domains
Scale 1:15000.0
Date: 13/10/09
Time: 12:17
647500
4760000
4760000
Heruga North Fault
Domain 1000
Domain 2000
Bor Tolgoi Fault
West Bor Tolgoi Fault
Domain 4000
Domain 3000
Domain 5000
South Bor Tolgoi Fault
4757500
4757500
647500

.

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Figure 17.2.2
Heruga Copper Grade Shell

Oyu Tolgoi - Heruga Deposit
0.3% Copper Shell
Scale 1:15000.0
Date: 13/10/09
Time: 14:48
N
647500
4760000
4760000
4757500
4757500
647500

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Figure 17.2.3
Heruga Gold Grade Shells

Oyu Tolgoi - Heruga Deposit
Gold Shells
Scale 1:15000.0
Date: 13/10/09
Time: 14:37
N
647500
4760000
4760000
4757500
4757500
647500

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Figure 17.2.4
Heruga Molybdenum Grade Shells

Oyu Tolgoi - Heruga Deposit
Molybdenum Shell
Scale 1:15000.0
Date: 13/10/09
Time: 14:42
N
647500
4760000
4760000
4757500
4757500
647500

17.2.3	Composites

The drill hole assays were composited into fixed-length, 5 m down-hole composites, a size which was considered appropriate when taking into account estimation block size, required lithological resolution and probable mining method.  This compositing honoured the domain zones by breaking the composites on the domain boundary.  The domains used in compositing were a combination of the grade shells and lithological domains.  Intervals less than 5 m in length represented individual residual composites from end-of-hole or end-of-domain intervals.  Composites that were less than 2 m long were removed from the dataset that was used in interpolation.

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The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model.  Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold and 10 ppm for molybdenum.

Bulk density data were assigned to a unique file and composited to honour lithological contacts.

17.2.4	Data Analysis

Data analysis was completed on both the raw data (original 2 m assays) and the 5 m composites.  In both cases, analysis was done on individual lithologies inside and outside the grade shells, as well as independently of the grade shells.  The relationship between grade and lithology was studied using descriptive statistics, box plots, histograms, CDFs and grade contact plots.

17.2.4.1	Histograms and Cumulative Frequency Plots

Histograms and cumulative probability plots display the frequency distribution of a given variable and demonstrate graphically how frequency changes with increasing grade.  With histograms, the grades are grouped into bins, and a vertical bar on the graph shows the relative frequency of each bin.  Cumulative frequency or cumulative distribution function (CDF) diagrams demonstrate the relationship between the cumulative frequency (expressed as a percentile or probability) and grade on a logarithmic scale.  They are useful for characterizing grade distributions and identifying whether or not there are multiple populations within a data set.

The statistics of the copper, gold and molybdenum are summarized in Table 17.2.3, Table 17.2.4 and Table 17.2.5 respectively, for the 5 m composites at Heruga. In these tables CV = coefficient of variation (standard deviation/mean), a measure of relative variability.  Extreme values or outliers were capped (or top-cut) prior to compositing the data which has reduced both the skewness and the CV of the populations.

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Table 17.2.3 Heruga Statistics for 5 m Composites - Cu % Data
Lithology(*)	Cu Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	114	0.001	0.37	0.03	1.55
Va	Bkg	2000	1058	0.001	3.11	0.19	0.93
LQmd	Bkg	2000	245	0.001	0.17	0.01	1.73
Va + Qmd	0.3%	2000	1246	0.001	2.91	0.52	0.57
Va	Bkg	3000	92	0.001	0.67	0.06	2.54
Va	Bkg	4000	579	0.001	1.21	0.17	0.97
Va	0.3%	4000	1051	0.001	1.88	0.52	0.51
LQmd	0.3%	4000	12	0.001	0.04	0.01	1.86
Va	Bkg	5000	175	0.001	0.51	0.10	0.85
Va	0.3%	5000	253	0.001	1.53	0.35	0.54
Va	Bkg	1000	114	0.001	0.37	0.03	1.55
• (*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

Table 17.2.4 Heruga Statistics for 5 m Composites - Au g/t Data
Lithology(*)	Au Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	116	0.01	1.36	0.10	1.72
Va	Bkg	2000	1381	0.01	2.55	0.19	1.01
LQmd	Bkg	2000	208	0.01	0.87	0.04	2.55
Va + Qmd	0.3 g/t	2000	540	0.01	2.90	0.45	0.63
LQmd	0.3 g/t	2000	14	0.01	0.01	0.01	0.00
Va + Qmd	0.7 g/t	2000	385	0.01	7.46	1.21	0.88
LQmd	0.7 g/t	2000	29	0.01	0.27	0.02	2.53
Va	Bkg	3000	91	0.01	0.47	0.09	1.43
Va	0.3 g/t	3000	2	0.41	1.29	0.85	0.52
Va	Bkg	4000	978	0.01	2.05	0.17	0.89
LQmd	Bkg	4000	13	0.01	0.03	0.01	0.50
Va	0.3 g/t	4000	402	0.01	2.18	0.49	0.59
Va	0.7 g/t	4000	258	0.09	6.64	1.28	0.67
Va	Bkg	5000	307	0.01	0.93	0.16	0.80
Va	0.3 g/t	5000	120	0.01	0.93	0.34	0.50
• (*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

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Table 17.2.5 Heruga Statistics for 5 m Composites - Mo ppm Data
Lithology(*)	Mo Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	116	10	19	10	0.09
Va	100 ppm	1000	1	10	10	10	0.00
Va	Bkg	2000	1556	10	522	51	1.10
LQmd	Bkg	2000	251	10	43	11	0.38
Va + Qmd	100 ppm	2000	755	10	1570	232	0.84
Va	Bkg	3000	93	10	274	21	1.86
Va	Bkg	4000	918	10	666	41	1.31
LQmd	Bkg	4000	13	10	10	10	0.00
Va	100 ppm	4000	713	10	1391	208	0.90
Va	Bkg	5000	249	10	752	54	1.36
Va	100 ppm	5000	180	10	717	129	0.74
• (*) Va: basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

17.2.4.2	Descriptive Statistics

Copper grades within the 0.3% Cu shell generally display single distributions with some evidence of a lower grade population due to the presence of unmineralized post mineral dykes that have not been captured by wireframes.  Coefficients of variation (CV) values are relatively low at 0.5 to 0.6. Background domains for both Qmd (quartz-monzodiorite) and Va (augite basalt) show higher CVs, generally close to or above 1 and the CDF plots also show evidence of a higher grade population not captured by the 0.3% Cu grade shells.  The CDF plot for the entire population supports the construction of a grade shell in the 0.3% to 0.4% Cu range.  There are no coherent zones of higher grade copper mineralization that are easily constrainable with the current drill coverage.

Gold grades were observed to display moderate positive skewness and multiple populations with evidence of lower grade populations in the 0.2 to 0.3 g/t range.  Within the 0.3 g/t and 0.7 g/t gold domains the Va (augite basalt) and Qmd (quartz monzodiorite) display similar properties although the Qmd has a slightly higher mean of 1.31 g/t (vs. 1.21 g/t for Va) in the 0.7 g/t domain.  CVs within the grade shells are generally low to moderate, in the 0.6 to 0.9 range; this increases to as high as 1.7 for some of the background domains.  The high CV’s in the background domains highlights the requirement for some outlier restriction during estimation.

Overall, the molybdenum grades within the 100 ppm shell display low to moderate positive skewness and single population distribution.  Within individual structural domains there is some evidence of multiple populations with breaks at both 50 ppm (possible mixing with waste dykes) and 200 ppm. Augite basalt and Qmd show similar distributions. CVs are low to moderate, in the 0.6 to 0.8 range.  The background domains are more positively skewed with somewhat higher CVs, in the 0.8 to 1.3 range.

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17.2.4.3	Box-Plot and Contact Grade Profile Analyses

Contact profiles (or contact plots) were generated by Ivanhoe to explore the relationship between grade and (1) lithological domains and (2) grade shell domains.  The rationale of the studies was to identify lithological or grade shell contacts that should be treated as hard during estimation.  A domain with a hard contact will not share composites with other domains during grade interpolation.

17.2.4.4	Results

Box-plots for copper showed that both within the grade shells and in the background domains there was little evidence of lithological control on copper grades.  Augite basalt (Va) and quartz-monzodiorite (Qmd) have very similar overlapping distributions.  The post mineral dykes and the late quartz-monzodiorite both show up as distinct, very low grade distributions.  There are marked separations between the upper and lower quartiles of the distributions within and outside of the grade shells suggesting the distributions should be modelled separately.

Gold boxplots show similar overlapping relationships for Va and Qmd to those seen for copper.  The mean of the Qmd is slightly elevated compared to Va in the 0.7 g/t shell while the reverse is true in the 0.3 g/t shell.  Post mineral dykes and the late Qmd show similar relationships to those observed for copper.  As with copper, the distributions within the grade shells show a marked separation with those outside.

Molybdenum box-plots show the same relationships as those displayed for copper and gold.

Contact profile analysis confirmed the soft nature of the lithological contacts both inside and outside of the grade shell domains.  As expected, contacts of the individual grade shells displayed a marked change in grade supporting the use of the grade shell boundaries as hard contacts.  The late Qmd, post mineral dykes and sediment surface - all of which are to be treated as “waste” domains (zero grade) - showed sharp breaks in grade across the contact which were therefore treated as hard boundaries.  There is some evidence of increasing grade across the Va Qmd contact inside of the grade shells but, at this stage, the contact was left as a soft contact for grade estimation.

17.2.4.5	Cross Correlation of Copper Gold and Molybdenum

The relationship between gold and copper was investigated though cross plots for both the main copper and gold estimation domains. Generally the correlations are poor with correlation co-efficients of 0.2 to 0.4 with a wide spread of data. The ratio of Gold to copper is generally 1:1.  Inside the 0.7 g/t gold shell, there was clear evidence of two distinct populations, the first with a gold to copper ratio of 1:1 similar to the rest of the deposit, the second with a ratio of greater than 4:1.  Spatially, this higher Au:Cu ratio distribution is associated with the deeper parts of the system and with Biotite alteration, a similar style of mineralization is seen in the high grade core of South-west Oyu.

Copper shows a stronger relationship with molybdenum than with gold with correlation co-efficients in the 0.4 to 0.6 range. The overall ratio of Mo:Cu was of the order of 300 to 1 (ppm Mo to % Cu).

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17.2.4.6	Estimation Domains

Data analysis showed no discernable difference between the two main host lithologies; augite basalt and quart-monzodiorite.  For estimation purposes, therefore, these two lithologies were grouped into a single lithological domain.

It should be noted that the lack of demonstrated lithological control on grade distribution at this early stage in the development of the project is not unexpected.  Similar relationships were observed at Oyu Tolgoi, where the controls on mineralization became apparent only once detailed infill drilling was completed.  However, there does appear to be a spatial association of higher copper and gold grades with the Qmd intrusion.

The post mineralization lithologies (LQmd, BiGd, HbBiAn), while represented in the block model, were not estimated but rather were assigned zero grade.  Within each structural block, the model was therefore split according to whether or not it was mineralized or unmineralized and by grade shell. The final estimation domains used are shown in Table 17.2.6, Table 17.2.7 and Table 17.2.8.

17.2.4.7	Evaluation of Extreme Grades

Capping (or top-cutting) was applied to the raw assays prior to compositing (Table 17.2.9).  Various capping studies including decile analysis, CV plots and use of CDF plots were used to assign caps.  As well as top cutting of extreme grades some outlier restriction was also applied, particularly in the background domains.

Table 17.2.6 Gold Estimation Domains - Mineralised Lithologies Only
SDM	GDM	Lithology	GDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3 g/t
2000	200	Va Qmd	2200	0.7 g/t
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3 g/t
4000	200	Va, Qmd	4200	0.7 g/t
5000	0	Va, Qmd	5000	Background

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Table 17.2.7 Copper Estimation Domains - Mineralised Lithologies Only
SDM	CDM	Lithology	CDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3%
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3%
5000	0	Va, Qmd	5000	Background
5000	100	Va, Qmd	5100	0.3%

Table 17.2.8 Molybdenum Estimation Domains - Mineralised Lithologies Only
SDM	MDM	Lithology	MDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	100 ppm
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	100 ppm
5000	0	Va, Qmd	5000	Background
5000	100	Va, Qmd	5100	100 ppm

Top cutting was generally applied at values close to or above the 99th percentile for gold and molybdenum.  No cap was felt warranted for copper.  QG considers the approach taken to metal reduction was appropriate and applied reflecting the Inferred status of mineralization.  A number of iterations of grade estimation were done and during these the outlier caps were lowered from those initially selected to better control potential smearing in the background domains. This was particularly the case in the 5000 domain where a quite aggressive outlier was applied to prevent excessive smearing of grades in the background.

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Table 17.2.9 Summary of Capping Parameters
Domain	Metal	Domain	Cap	Distance	Outlier Cap
Background	Au	1000 to 4000	3 g/t	50 m	1.0 g/t
Background	Au	5000	3 g/t	50 m	0.3 g/t
Background	Mo	All	1000 ppm	100 m	500 ppm
0.3 Au Shell	Au	2000	3 g/t
0.3 Au Shell	Au	4000	5 g/t
0.7 Au Shell	Au	2000	10 g/t
100 Mo Shell	Mo	All	3000 ppm
Background	Au	1000 to 4000	3 g/t	50 m	1.0 g/t

17.2.5	Variography

Variography was undertaken by Ivanhoe on copper, gold and molybdenum for the capped and tagged composites using Visor software.  Despite limited data Ivanhoe decided to attempt to model directional variograms for gold, copper and molybdenum.  This approach differed to that used in 2008 where isotropic variograms were applied.  For variography the Qmd and Va lithologies were combined and the raw data composited into 5 m lengths using the domain coding highlighted in Table 17.2.6 to Table 17.2.8.

Down hole variograms were initially modelled for each of the domains followed by three dimensional modelling of the variogram, this allowed accurate delineation of the nugget for each of the domains.  Due to a lack of data, particularly in the strike plane, the 1st structure of the variogram model was mostly taken to be isotropic due to a lack of resolution in that distance range.

Table 17.2.10 Variogram Parameters
Model		Copper		Gold			Molybdenum
		Bkg	0.3%	Bkg	0.3 g/t	0.7 g/t	Bkg	100 ppm
		SPH	SPH	Exp	Exp	Exp	Exp	Exp
Sills	Nugget	0.32	0.4	0.33	0.37	0.25	0.41	0.41
	C1	0.27	0.37	0.42	0.2	0.53	0.23	0.37
	C2	0.41	0.23	0.25	0.43	0.22	0.36	0.32
Rotation Angles	Z	105	127	-153	180	-155	-160	-175
	X	49	68	-10	0	-70	-5	-9
	Y	168	26	80	-110	90	90	60
Ranges	Y1	80	40	50	15	250	100	100
	X1	80	40	50	15	40	100	100
	Z1	40	40	40	15	30	100	103
	Y2	447	352	250	200	450	418	461
	X2	510	274	200	200	180	445	265
	Z2	204	257	200	200	130	252	207

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In defining the second structure, cognisance was taken of the variography observed in Southern Oyu and Hugo Dummett, where drill spacing is closer.  In these deposits, variograms usually have elongated anisotropy both along strike and down dip of the mineralized zone.  Because drilling at Heruga is perpendicular to the dip of the mineralized zone it is likely that the current isotropic 1st structure of the variogram models underestimate the range of continuity.  Drilling direction is thought to lie between the y and z axis of the model variogram.  This short isotropic first structure will have had an impact on the degree of smoothing in the model.

Copper and gold show relatively low nuggets of 25 to 35% of the total variance, molybdenum is moderate to high at 40% of the sill.  All three metals show relatively short first structures and long second structures of 250 to 300 m.  Due to the relatively wide drill spacing of 150 to 300 m between sections the first structure is essentially the down hole 1st structure which in reality is likely to be parallel to the z axis of the ellipse.  In modelling the variograms cognisance was taken of the variography observed in Southern Oyu and Hugo Dummett, where drill spacing is closer.  In these deposits, variograms usually have elongated anisotropy both along strike and down dip of the mineralized zone.

QG independently generated variograms for the three metals and came to similar conclusions as Ivanhoe on the limitations of directional variography (Table 17.2.6 to Table 17.2.8).  Subsequent isotropic variogram models were very similar to those generated by Ivanhoe.

17.2.6	Model Setup

The block size selected was 20 x 20 x 15 m.  This allowed consistency with previous modelling at the Oyu Tolgoi deposits and is considered a suitable block size for mining studies using the block cave approach.

To accurately account for the volume of post mineral dyke material, sub-celling of the larger blocks was used when tagging the model with dyke wireframes.  Each block was allowed to be split into four smaller cells in the x, y and z dimensions.  Sub-cells were also permitted at grade shell boundaries to allow some smoothing of grades across the contact.

Various coding on the block models was performed by Ivanhoe in preparation for grade interpolation.  The block model was coded according to zone, lithological domain, and grade shell.  Post-mineral dykes and the late quartz-monzodiorite were assumed to represent zero-grade waste cutting the mineralized lithologies.

17.2.7	Estimation

Only the mineralized lithologies were estimated; i.e. Qmd and Va.  All other units in the model were set to zero grade (hornblende-biotite-andesite dykes, biotite-granodiorite dykes, late quartz-monzodiorite intrusion and overlying sediments).

Primary grade interpolation for the three metals was by ordinary kriging of capped 5 m composites.  In addition density was interpolated by inverse distance to the power three (ID3).  As part of the model validation, grades were also interpolated using nearest neighbour, inverse distance to the power three and ordinary kriging of uncapped composites.  Blocks and composites were matched on specific domain key fields that ensured hard boundaries were respected between structural domains and between grade shells.  Only full cell estimation was used during kriging ie sub-celling was used for geometry/volume purposes only.

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The search ellipsoids were oriented preferentially to the general trend of the grade shells.  Studies at other Oyu Tolgoi deposits have shown that the anisotropy of variograms tends to mirror the shape of the grade shells.  There are many similarities between Heruga and Hugo Dummett in terms of structural geological setting that support using a similar approach at Heruga.

A staged search strategy was applied by Ivanhoe with the first pass at 200 m, and a second at 400 m.  A minimum two hole rule was applied to both passes.  Any blocks not interpolated by the first two passes were filled with a third pass that removed the two hole constraint.  The table below (Table 17.2.11) shows the search strategy.  The same ellipse was applied to all metals.  QG independently ran additional checks to confirm that the search strategy was appropriate.

Table 17.2.11 Search Ellipsoids for Heruga
	Z	X	Y	XDIST	YDIST	ZDIST	Min Comps	Max Comps	MAX DDH
1st Pass	-65	-80	0	200	200	100	8	30	6
2nd Pass	-65	-80	0	400	400	200	8	30	6
3rd Pass	-65	-80	0	400	400	200	6	30	6

17.2.7.1	Outlier restriction

To avoid excessive smearing of isolated high grades, particularly in the background domains, outlier restriction during kriging.  Outlier restriction was applied as a second cap whereby grades over a particular threshold were only used in blocks within a specified distance from a drill hole (50 m to 100 m).  Outside of this distance the lower capped value was used.  The caps and the outlier distances used are shown in Table 17.2.9.

17.2.7.2	Bulk Density

Bulk density values were interpolated into the model using inverse distance to the power three (ID3) estimation.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17.2.12.  As with copper gold and molybdenum, a concentric search method was applied.

Table 17.2.12 Bulk Density Search Ellipsoids for Heruga
		All Domains
Rotation Angles	Z	-65
	X	-80
	Y	0
Ranges (m)	Y	200
	X	200
	Z	200
Number of Comps	Min	5
	Max	20
	Max DDH	4

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The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology.  Any blocks in the model that were not interpolated were assigned a mean density based on rock type.  The mean bulk density of each lithology is shown in Table 17.2.13.

Table 17.2.13 Average Bulk Density
Lithology	Bulk Density
Va	2.86
QMD	2.73
Late QMD	2.75
Sediment	2.81
Hornblende-biotite andesite dyke	2.75
Biotite granodiorite dyke	2.73

17.2.7.3	Full Cell Model

The final sub-cell model was regularized to a full cell model after estimation was complete.  Sub-cells were combined into full cells using volume weighting.  Regularization results in smoothing across grade shell boundaries and the incorporation of internal dilution from post mineral dykes where full model cells contained dyke sub-cells.  In the full cell model the lithology is regenerated based upon majority coding by volume.  This means blocks can be majority coded as post mineral dyke but may contain some grade.

17.2.8	Validation

17.2.8.1	Visual Inspection

A detailed visual validation of the Heruga resource model was undertaken by Ivanhoe and QG and it was found that tagging of the drill data file and the block model was done correctly.  The model was also checked in plan and section to ensure that the grade interpolation accurately reflected the original drill assays.  The grade shells appear to have adequately constrained the high values and no evidence of excessive smearing of high grades in the background was observed.  In some areas the model showed evidence of nearest neighbor striping due to a lack of data although these areas were excluded when tagging the resource model for classification.

QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider they are well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.  Minor differences noted in the resultant models were attributed to slight differences in variograms, search parameters.

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17.2.8.2	Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades from the model with means from unrestricted nearest-neighbor estimates.  (The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average grade when no cut-off grade is imposed and is a good basis for checking the global performance of different estimation methods.)  Results, summarized in Table 17.2.14, show no problems with global bias in the estimates.

Table 17.2.14 Global Model Mean Grade Values by Domain in Each Zone
Domain / Zone	Kriged Estimate	Nearest Neighbour Estimate	Unrestricted Kriged Estimate	Metal Reduction
Copper
Background	0.18	0.18	0.18	0%
0.3 % Shell	0.39	0.39	0.39	0%
All Blocks	0.29	0.29	0.29	0%
Gold
Background	0.15	0.16	0.18	-16%
0.3 g/t Au Shell	0.36	0.35	0.36	-2%
0.7 g/t Au Shell	0.94	0.92	1.0	-5%
All Blocks	0.27	0.27	0.29	-9%
Molybdenum
Background	46	46	48	-3%
100ppm shell	165	163	165	0%
All Blocks	83	83	85	-1%

17.2.8.3	Distribution Comparisons

The distribution of the grades in the model was compared to the distribution of the original drill hole data, the composites used to build the model and the declustered nearest neighbour model.  The distributions were compared using box and whisker plots as well as cumulative distribution plots and lognormal and normal histograms.  In all cases, the model was found to reflect the underlying data used to build it albeit it a more smooth distribution, this smoothing is expected and is a natural function of kriging.  The degree of smoothing occurring within the model was considered reasonable for the type of deposit and the likely mining method (Block Caving).  Figure 17.2.5 shows an example of the comparison of distributions for the copper domains, the entire model, the nearest neighbour model and the kriged estimate.  The reduction in grade from composites to nearest neighbour reflects both declustering of data and the effect of incorporating post mineral dyke into the final estimate.

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Figure 17.2.5
Copper Boxplots

Ivanhoe Mines Oyu Tolgoi – Heruga

Box Plot Distribution Analysis Raw Assays

0 ALL DD
3 ALL NN
3 ALL KRG
0 BK DD
0 BK NN
0 BK KRG
100 03 DD
100 03 NN
100 03 KRG
10
1
0.1
0.01
0.001
Cu %

No of Samples	4921	181347	181347	1877	88130	88130	2558	93217	93217
Mean	0.33	0.29	0.29	0.16	0.18	0.18	0.44	0.39	0.39
Maximum	3.11	3.11	1.58	3.11	3.11	1.15	2.91	2.91	1.58
Upper Q	0.477	0.394	0.401	0.247	0.243	0.239	0.6	0.513	0.503
Median	0.283	0.234	0.254	0.141	0.16	0.185	0.409	0.351	0.392
Lower Q	0.088	0.117	0.162	0.02	0.081	0.117	0.244	0.203	0.279
Minimum	0.001	0	0	0.001	0	0	0.001	0	0
Variance	0.09	0.06	0.03	0.03	0.02	0.01	0.1	0.07	0.03
SD	0.29	0.24	0.18	0.17	0.15	0.09	0.31	0.27	0.17
CV	0.9	0.84	0.61	1.05	0.82	0.52	0.71	0.69	0.45

17.2.8.4	Local Bias Checks

The resource model was also checked for trends and local bias using 50 m swath plots that compared the restricted kriged estimates to nearest neighbour estimates.  The nearest neighbour estimates act as an unbiased de-clustered sample population and comparison should highlight areas of potential bias in the kriged estimate.  The plots also display the number of model blocks in each 50 m swath.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 17.2.6
Gold Swath Plots

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 17.2.7
Copper Swath Plots

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

Figure 17.2.8
Molybdenum Swath Plots

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

17.2.9	Mineral Resource Classification

The Mineral Resources of the Heruga deposit were classified using logic consistent with the CIM definitions referred to in NI 43-101.  At present the mineralization of the project satisfies sufficient criteria to be classified as an Inferred resource.

17.2.9.1	Inferred Mineral Resources

Blocks within 150 m of a drill hole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.  The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drill hole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  The average distance of all the Inferred blocks in the resource model is displayed in the plot below.  Of the total tonnes classified as Inferred, approximately 92% are within 150 m of a drill hole while the average distance of the Inferred blocks is approximately 95 m.

QG are satisfied that the resultant Inferred resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

Figure 17.2.9
Total Inferred Resource Tonnes by Distance in Heruga

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17.2.10	Mineral Resource Summary

The total Heruga Deposit Mineral Resource inventory, based on drilling as of 21 June, 2009 at various copper equivalent (CuEq) cut-offs is based on assumptions in in Table 17.2.15.  The resource is shown in Table 17.2.16.  The base case reporting CuEq cut-off grade of 0.6 %CuEq was determined using cut-off grades applicable to mining operations exploiting similar deposits and is consistent with the cut-offs applied to Hugo North and Hugo South.  At Heruga the presence of Molybdenum in potentially economic concentrations has led to a revision of the CuEq formula used for the other Oyu Tolgoi Deposits.

Table 17.2.15 Equivalent Assumptions
	Copper	Gold	Molybdenum
Price	$1.35 lb	$650 oz	$10 lb
Recovery relative to Cu Recovery	1.0	0.908	0.719
Note:
•
The recovery stated is not absolute recovery but recovery relative to copper recovery. The gold recovery factor is based on test work at Oyu Tolgoi while Molybdenum is based on the operational Mo recoveries at other similar Gold-Copper-Molybdenum porphyry deposits.

CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76

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While the equivalence formula accounts for differential recoveries the contained metal shown in the table is in-situ metal.

Table 17.2.16 Mineral Resource Inventory, Heruga Deposit, 30 March 2010
Cut-off (CuEq%)	Tonnage (‘000 t)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30 000	0.57	1.86	124	1.83	360 000	2 000	1 150 000
>1.25	70 000	0.56	1.45	118	1.55	840 000	3 000	2 340 000
>1.00	190 000	0.57	0.96	155	1.26	2 370 000	6 000	5 260 000
>0.90	290 000	0.56	0.80	160	1.15	3 610 000	8 000	7 450 000
>0.80	450 000	0.54	0.66	160	1.05	5 310 000	10 000	10 320 000
>0.70	660 000	0.51	0.56	151	0.95	7 390 000	12 000	13 780 000
>0.60	910 000	0.48	0.49	141	0.87	9 570 000	14 000	17 390 000
>0.50	1 210 000	0.44	0.44	130	0.79	11 780 000	17 000	21 060 000
>0.40	1 670 000	0.39	0.38	115	0.69	14 430 000	20 000	25 540 000
>0.30	2 180 000	0.35	0.33	102	0.61	16 730 000	23 000	29 470 000
Notes:
•	Based on drilling completed as of 21 June 2009 and reported by Ivanhoe 30 March 2010.
•	CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76.
•	The contained gold, copper and molybdenum in the tables has not been adjusted for recovery.
•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

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18.	OTHER RELEVANT DATA AND INFORMATION

18.1	COAL TARGETS - TOGOOT MEL

The following is excerpted from USGS Geological Survey Bulletin 1450-B, “Coal Resource Classification System of the U.S. Bureau of Mines and U.S. Geological Survey”:

“Coal is a complex material, its chemical structure still not completely understood. It is composed chiefly of carbon, hydrogen, and oxygen, with smaller amounts of sulfur and nitrogen and variable quantities of trace elements ranging from aluminum to zirconium.  All but 16 of the 92 naturally occurring elements have been detected in coal, mostly as trace elements below 0.1 percent (1000 parts per million, or ppm).  Coals of the same rank may appear similar, but their compositions can vary widely, not only from deposit to deposit but also within the same coalbed, because of differences in the environment of the coal swamps and the nature of the original plant debris.  The elements found in coal were introduced into the coalbed in one or more different ways: as material washed into the coal swamp, as a biochemical precipitate from the swamp water, as a minor constituent of the original plants, or as a later addition, after the coal was formed, primarily by ground water.

“Sulfur occurs in coal in three forms: (1) iron sulfides (pyrite and marcasite), (2) secondary sulfates (gypsum and hydrous ferrous sulfate), and (3) organic sulfur chemically bonded to the coal-forming plant material. Most of the iron sulfides occur in the form of pyrite, which is distributed in many ways: as lenses, bands, fractures, and nodules, and as finely disseminated particles.  The larger particles can be partly removed by conventional cleaning processes, but the fine particles are difficult to remove unless the coal is finely crushed and the pyrite separated by special treatment.  Sulfate sulfur is less easily removed; however, it is normally present in small amounts (generally less than 0.05%) and usually of no great concern.  Organic sulfur predominates in low-sulfur coal.  As the total sulfur content of coal increases, the amount of organic sulfur can rise to more than 1 percent.  Organic sulfur cannot be removed by conventional coal-cleaning processes.  High-sulfur coal is a product of swamps that were covered by sea water. Bacteria in the swamp converted the sulfate in the sea water into pyrite that became part of the coal.  Low-sulfur coal deposits were developed primarily under fresh-water conditions.

“Minerals are the incombustible matter in coal that becomes ash after burning. Minerals represent the inorganic parts of coal and include clay (the most abundant inorganic constituent), carbonates, sulfides, and quartz.  The ash content of coal produced for electric power plants in recent years ranged from about 5 to 19% (by weight) and averaged about 10% (about 200 pounds per ton).  Ash not only poses significant disposal problems, but it can form incombustible residues in furnaces, causing combustion problems and erosion of boiler components.  Some ash is used in land fills and in making concrete and cinder blocks.

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“Cleaning upgrades the quality and heating value of coal by removing or reducing the amount of pyritic sulfur, rock, clay, and other ash-producing material.  Cleaning also removes materials that become mixed with the coal during mining, such as wire and wood.  Conventional cleaning methods generally remove up to one-third of the inorganic (pyritic) sulfur in coal, but none of the organic sulfur.  Currently, commercial technology is not available for reducing the levels of the alkali metals sodium and potassium. In general, about 30 t of refuse are removed from every 100 t of raw (as-mined) coal that is cleaned.

“Coal cleaning is based on the principle that coal is lighter than the rock and other impurities mixed or embedded in it.  The impurities are separated by various mechanical devices using pulsating water currents and rapidly spinning water.  The large buoyancy difference between coal’s combustible matter and its mineral impurities is exploited efficiently with the use of liquids of different densities in dense-medium systems, which are used in about two-thirds of the plants.  Finely powdered coal (coal fines) produced during mining, handling, and crushing operations is usable but difficult to clean and handle.  Finely sized coal is cleaned by froth flotation, a relatively high-cost chemical/physical process in which the coal adheres to air bubbles in a reagent and floats to the top of the washing device while the refuse sinks to the bottom.  About 40% of the U.S. coal cleaning capacity consists of plants that use froth flotation to recover coal fines.  The remaining plants either discard the coal fines as refuse or mix uncleaned coal fines with the cleaned coal for shipment to customers.  Oil agglomeration has been used to a limited extent to clean ultra fine coal. The oil clings to the coal surface, causing it to agglomerate while other refuse particles remain suspended and are removed.

“Coal cleaning consists of the following basic steps involving physical preparation and physical cleaning: (1) crushing, grinding and/or breaking, to prepare the coal for the washing process; (2) sizing, to separate coal into different dimensions, both to match the specifications for the various cleaning devices and to meet market requirements; (3) washing, to remove ash and sulfur components from coal; (4) dewatering and drying, to remove excess moisture and prepare the cleaned coal for shipment and also to increase its heat value.  Cleaned coal of different sizes and properties can be blended at the plant to meet consumer requirements.”

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19.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Lookout Hill Property is not a development or production property and therefore this section is not applicable.

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20.	INTERPRETATIONS AND CONCLUSIONS

20.1	JOINT VENTURE PROPERTY

20.1.1	Hugo North Extension

20.1.1.1	Resource

The Hugo North Extension on the Lookout Hill Property and the Hugo North Deposit on Ivanhoe’s adjacent Oyu Tolgoi Project are both part of a single geological entity.  Because of this, the Mineral Resources of both deposits together have been estimated as a single body using the same parameters, composites and geological information.  At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two Projects and the tonnes and grades are reported accordingly.

The publically reported estimate for Hugo North was completed by AMEC in 2007 (Cinits and Parker, 2007).  Since then, only a handful of holes have been drilled and it is considered that these holes would not materially impact a subsequent resource estimate.  In late 2008, Scott Jackson and John Vann of Quantitative Group were nominated as QPs for Hugo North Extension, In order to do this, two site visits were completed in 2008 to review local geology, observe sampling, logging, assaying procedures etc as well as understand logic behind the development of the estimation domains.  Subsequent to the site visits, QG independently re-estimated the Hugo North (and Hugo North Extension) deposits.  All of QG’s checks confirm the work done by AMEC is robust and Scott Jackson and John Vann of QG consent to signing off as QP’s for the estimate.

The Mineral Resource estimate for both the Hugo North and North Extension Deposits was based on 307 core holes totalling 371 172 m.  Of these, 37 holes for 54 546 m are within the Hugo North Extension.

General conclusions on the estimate and input data are as follows:

•
The geology of the Hugo North Extension and the adjacent Hugo North Deposit are well understood, however there is additional structural complexity in the Hugo North Extension.  The deposits are considered to be examples of a copper-gold porphyry system.  The exploration program completed by Ivanhoe on the Joint Venture Property relies strongly on geophysical survey data (IP and magnetics) as a method of determining drill targets.  Several geophysical target anomalies remain untested by drilling along strike and are untested by drilling.

•
The highest-grade copper mineralization in the Hugo North Extension is related to a zone of intense stockwork to sheeted quartz veins which typically grades over 2% Cu.  The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks in the southern part of the deposit.  In addition, moderate to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely-veined zone.  This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1).  Bornite is dominant in highest-grade parts of the deposit (averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (averaging around 2% Cu for the high-grade chalcopyrite dominant mineralization).  At grades of <1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.

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•
Elevated gold grades in the Hugo North Extension occur within the up-dip (western) portion of the intensely-veined high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.

•
The Hugo North Extension is characterized by copper-gold porphyry and related styles of alteration similar to those at the adjacent Hugo North Deposit.  This includes biotite-K-feldspar (K-silicate), magnetite, chlorite-muscovite-illite, albite, chlorite-illite-hematite-kaolinite (intermediate argillic), quartz-alunite-pyrophyllite-kaolinite-diaspore-zunyite-topaz-dickite (advanced argillic), and sericite-muscovite zones.

•
Ivanhoe, as project operator, employs a comprehensive QA/QC program for the drilling.  QG briefly reviewed Ivanhoe’s QA/QC procedures and found them to be strictly followed.  Duplicate performance of core, coarse reject, and pulp duplicates was evaluated by QG and although some biases in Au and Cu for standard reference materials (SRM’s) relative to best value were noted, these were generally small and not consistent and therefore considered acceptable.  QG is of the opinion that Ivanhoe’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

•
The Hugo North/Hugo North Extension resource model was developed using industry-accepted methods.  QG validated Ivanhoe’s lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes were found to honour the drill data and appeared to have been well constructed.  QG also reviewed Ivanhoe’s 3D mineralized envelopes, or shells, used to constrain grade interpolation.

•
The Mineral Resources of the Hugo North Extension within the Joint Venture Property were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101.  The mineralization of the project satisfies sufficient criteria to be classified in both Indicated and Inferred Mineral Resource categories.

The Hugo North Extension remains open to the north-northeast and in most sections, at depth.  However at the northernmost tip of the deposit, the top of the mineralization is approximately 1200 m below surface, making additional drilling slow and expensive.  Although additional drilling is warranted to trace the mineralization in these directions, this is best done from underground, if the appropriate access and infrastructure is eventually put in place.

20.1.1.2	Processing and Metallurgy

AMEC Minproc has supervised preliminary process and metallurgical testwork on the Hugo North Extension Deposit and the Hugo North Deposit within Ivanhoe’s Oyu Tolgoi Project.  Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested.  According to Ivanhoe Mines, elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending.  Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project.

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20.1.2	Ulaan Khud (Airport North)

Ulaan Khud, located approximately 8 km north of Hugo North Extension, is an extensive area of flat topography underlain by unconsolidated Cretaceous cover that was considered by Ivanhoe as an ideal location for an international airport.  The zone was explored during 2006 and early 2007 with 35 diamond drill holes totalling approximately 16 700 m. One additional hole was drilled in 2008 to test the up-dip extension of mineralization intercepted in hole EGD127.

Drilling in 2006 and 2007 defined a shallow but narrow, steeply-dipping zone 30 to 50 m wide with a north-south strike length of approximately 900 m, and a vertical extent of up to 600 m.  The zone averages <0.3% Cu but contains narrow, patchy, high-grade copper and gold intervals.  No significant mineralization was intercepted in the 2008 drill test and the zone was not expanded.

No further work is recommended in this area; however, the poorly explored area between the south end of the Ulaan Khud and Hugo North Extension could still be considered prospective.

20.1.3	Heruga Deposit - Javhlant ML

The Heruga deposit, which lies within the Javhlant ML, contains a large zone of porphyry copper-gold-molybdenum mineralization that has been subject to systematic drilling by Ivanhoe Mines.  To date, 43 drill holes totaling 53 403 m had been completed.

QG has reviewed pertinent data from the Javkhlant MEL and the adjacent Oyu Tolgoi Project (100% Ivanhoe) to obtain a sufficient level of understanding to complete a Mineral Resource estimate for the Heruga Deposit.

The copper-gold-molybdenum porphyry-style mineralization at Heruga is hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite. Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is significant (100 ppm to 1000 ppm) molybdenum mineralization in the form of molybdenite.  Very rare high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

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Similar to comments made regarding the Hugo North estimate, QG has noted that Ivanhoe has continued to implement the comprehensive QA/QC program.

QG reviewed Ivanhoe’s QA/QC procedures at site in 2008 and found them to be followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  QG conclude that Ivanhoe’s current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are generally appropriate and such that the data for the Heruga project are acceptable as inputs to resource estimation.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group.  A close-off date of 21 June, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

Ivanhoe created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults. For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t. For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honored the drill data.

Resource estimates were undertaken using Datamine® commercial mine planning software.  The methodology used was very similar to that used to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101.  Blocks within 150 m of a drill hole were initially considered to be in the Inferred category.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.  The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drill hole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  Of the total tonnes classified as inferred approximately 92% are within 150 m of a drill hole while the average distance of the Inferred blocks is approximately 100 m.

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

20.2	LOOKOUT HILL WEST (100% ENTRÉE)

The two precious metals targets, Ukhaa Tolgod and Morinii Takh, occur in volcanic-dominated terranes.  The Ukhaa Tolgod target is hosted by weakly-altered rhyolitic sill-like intrusions.  Mineralization does not appear to continue consistently to depth.  Silicified volcanics at Morinii Takh are similar to those that outcrop in the vicinity of the high-sulohidation Ring Dyke target.  No significant results were returned from drilling.

The Nomkhon Bohr coal target is a blind discovery in the northwest corner of the Togoot MEL, made by drilling on a chargeabilty anomaly associated with the northern margin of a magnetic low.  The host stratigraphy is dominated by fine clastic sedimentary rocks interpreted to be part of a deltaic/lacustrine sequence.  This geology differs from the coarse intermediate to felsic volcaniclastics that underlie much of the Togoot MEL, which are interpreted to be of Carboniferous age.  Although diagnostic fossil assemblages have not been found in the Nomkhon Bohr stratigraphy, it is interpreted to be of Permian age.  To date, the coal-bearing stratigraphy has been traced over a strike length of 1200 m at Nomkhon Bohr, and although the coal does not outcrop, it can be exposed in shallow (<2 m deep) trenches.  The stratigraphy dips moderately to the north, and is projected to continue beyond the Togoot MEL boundary.  Within the stratigraphy, there are two to five coal Seam Series that can be recognized and correlated from hole to hole and section to section.  Each series has one or more coal Seams, with ash contents less than 40%.

The hangingwall contact of the Nomkhon Bohr target varies along strike.  On the western portion of the target, the hangingwall comprises diorite, which has been intruded as a sill into the stratigraphic sequence, and in one drill hole, has coal clasts in its contact.  On the eastern portion of the target, the immediate hangingwall comprises fine-grained laminated sedimentary rocks.  These are intruded by the diorite sill, which is no longer in direct contact with coal.  However, the easternmost end of Nomkhon Bohr appears to be cut off by the diorite, which cuts across the stratigraphy and is found in contact with the conglomerates that occur in the footwall of the coal series stratigraphy.

Despite drilling difficulties in 2008, revised recovery techniques for core holes allowed almost all holes in 2009 to be completed to target depth.

The Coking Flats coal is very similar to Nomkhon Bohr with respect to ash content.  Hole-to-hole and section-to-section correlations are difficult, in part due to structural complexity that has not yet been determined.  It is also overlain by thick Cretaceous conglomerates, and would require considerable blind drilling in order to determine if a potentially mineable coal reserve exists.

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The Khar Suul coal target is overlain by relatively thin Cretaceous sandstones and conglomerates.  Although superficially similar to Nomkhon Bohr, the Permian sedimentary sequence here generally lacks coarser conglomerates, and to date, the narrow “coal” intercepts identified in core are more accurately described as carbonaceous mudstones, with no ash contents less than 40%.

All the coal targets are hosted by a stratigraphic package, believed to be Permian in age, which shows remarkable continuity outside of the immediate target area.  In particular, marker horizons can be traced for several kilometres on the property, and have been observed beyond the Togoot Licence boundary.  The same can be said of the overall geological succession - felsic welded tuffs and volcaniclastics (subaerial to shallow marine or lacustrine, of Carboniferous age?) overlain initially by a distinctive but intermittent carbonate horizon (Permian age?), then coarse clastic sedimentary rocks that fine upward into fine- and very fine-grained clastic sedimentary rocks, capped by a second coarse clastic sedimentary succession.  Within the Permian stratigraphic package are sill-like intrusive rocks, in particular diorite, which occurs in the immediate hangingwall of carbonaceous mudstones with interbedded coal seams.

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21.	RECOMMENDATIONS

21.1	JOINT VENTURE PROPERTY

Exploration on the Joint Venture Property is under the control of project operator Ivanhoe.

21.1.1	Hugo North Extension

21.1.1.1	Resources and Reserves

No new work was completed on the resource in 2008 and no additional work is recommended at this time.

21.1.1.2	Processing and Metallurgy

AMEC Minproc has recommended a metallurgical program of variability testing, comprising at least 15 samples from Hugo North Extension, to establish typical metallurgical performance.

21.1.2	Ulaan Khud

No additional work is recommended at Ulaan Khud.

21.1.3	Heruga Deposit - Javhlant ML

Heruga and Javkhlant exploration is under the control of Ivanhoe. It is recommended that Ivanhoe Mines complete the current phase of delineation drilling on the Heruga Deposit.  Additional drilling is still outstanding within the main Heruga Ore zone to complete the initial inferred pattern. Approximately five holes are still outstanding to complete the pattern. Once this is complete the Heruga resource estimate should be updated.

If results of the resource calculation support it, then infill drilling along 150 m spaced sections should be completed and any additional drilling (e.g. geotechnical) as required to calculate an Indicated Resource. Preliminary metallurgical studies should also be commenced to ensure metallurgical characteristics are reasonable.

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21.2	LOOKOUT HILL WEST

21.2.1	Coal Targets - Togoot Licence

Sufficient drill data now exists to calculate a resource for the Nomkhon Bohr deposit.  This is to be completed by independent Mongolian consultants in support of an application to convert all or a portion of the Togoot MEL to a mining licence.  Assuming the application is successful, the following work is recommended at Nomkhon Bohr:

•	Determination of the age of the stratigraphic sequence by identifying the fossils present in the laminated fossiliferous siltstone hangingwall marker unit;

•	Petrography and trace element geochemistry of the coal seams should be determined. Both of these studies may aid in correlation of individual coal seams;

•	Additional washability tests should be undertaken on material from other holes along the target;

•
Geotechnical studies on coal characteristics (agglomeration; agglutination; Hardgrove Grindability Index) as well as ultimate analyses to determine the percentages of carbon, hydrogen, oxygen, nitrogen, sulphur and ash;

•	Potential exists to expand the Nomkhon Bohr coal deposits toward the north and northeast. Consideration should be given to acquiring additional exploration rights in these areas.

Cost of the foregoing work is not expected to exceed US$35 000, of which US$30 000 would be for washability testing.

No field work at Nomkhon Bohr is recommended.

Additional testing of the Coking Flats, Khar Suul, and Toogie West coal targets is not recommended at this time.

21.2.2	Metal Targets

21.2.2.1	Togoot Licence

Additional testing of the Ukhaa Tolgod and Morinii Takh precious metals targets is not recommended at this time.

21.2.2.2	Shivee West

A program of detailed geophysics and approximately 5,000 metres of drilling is recommended on Shivee West.  This work will test deep geophysical targets and copper, molybdenum, gold soil geochemical targets within a belt of prospective Devonian rocks identified in earlier programs. Areas of Shivee West are geologically similar to the Devonian-aged setting of the Entree-Ivanhoe Mines joint venture deposits, Hugo North Extension and Heruga, and Ivanhoe Mines’ nearby Oyu Tolgoi deposits. This recommended work is estimated to cost approximately US$4.0 million for first phase 2010 exploration.

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Table 21.2.1 Shivee West - Exploration Budget, Phase 1
Item	Description	US$
Core Drilling: (including mob/demob)	5 000 m	1 650 000
Analytical (including shipping and QA/QC samples)	Core and soils	238 500
Trenching and Drill Support (drill pads, roads)		118 370
Gridding and Surveying		0
Professional staff:		224 720
General labour & camp staff		59 680
Consultants		50 000
Geophysics (IP)		60 000
Database Work		3 560
Licences and Permits		916 000
Equipment, supplies and related expenses		177 880
Travel		86 040
Miscellaneous (Administrative, communications, etc)		200 350
Subtotal Phase I		3 785 100
Contingency (~10%)		300 000
Phase 1 Total	Approximately	$3 985 450

Contingent upon successful results from the Phase I program, a Phase II program comprising additional follow-up drilling and totalling approximately $US4.0 million is recommended.

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22.	REFERENCES

AMEC-Ausenco, 2005:  Summary Technical Report, Oyu Tolgoi Project, Mongolia, Integrated Development Plan: unpublished report, Ivanhoe Mines Mongolia Inc.  October, 2005, accessed 20 February, 2007, http://www.ivanhoe-mines.com/s/NewsReleases.asp?ReportID=118375&_Type=
News-Releases&_Title=independent-integrated-development-plan-for-oyu-tolgoi-highlights-significant and long-lasting benefits for Mongolia.

Badarch, G., 2005:  Tectonics of South Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, R. Seltmann, O. Gerel and D. Kirwin, eds., IAGOD Excursion Guidebook of the SEG-IAGOD Field Trip to “Copper and Gold Deposits of Mongolia’, pp.119 - 129.

Badarch, G., Cunningham, W. D., and Windley, B. F., 2002:  A new terrane subdivision for Mongolia: implications for the Phanerozoic crustal growth of Central Asia; Journal of Asian Earth Sciences Vol. 21 (2002), pp.87 - 110.

Blight, J., Cunningham, W. D., and Petterson. M., 2008:  Crustal evolution of the Saykhandulaan Inlier, Mongolia: Implications for Palaeozoic arc magmatism, polyphase deformation and terrane accretion in the Southeast Gobi Mineral Belt; Journal of Asian Earth Sciences, Vol. 32 (2008), pp. 142-164.

Blower, S., 2006:  Copper Flats Deposit, Mongolia, NI 43-101 Technical Report; unpublished internal report, Ivanhoe Mines Ltd., (technical report filed under NI 43-101, SEDAR).

Cann, R., 2004:  2002-2003 Exploration Report on the Shivee Tolgoi Property, Őmnögovi Aimag, Southern Mongolia; unpublished report, Entrée Gold Inc. November, 2004 (technical report filed under NI 43-101, SEDAR).

Cherrywell C.H., 2005:  Summary Report on the Property of the Entrée-Ivanhoe Earn-in and Equity Participation Agreement, Shivee Tolgoi Earn-in Property, Southern Gobi Region, Mongolia: unpublished report, Entrée Gold Inc.

Cinits R., and Parker, H., 2007:  Lookout Hill Project, Mongolia, NI 43-101 Technical Report March 29, 2007

Diessel, C.F.K., 1992:  Coal-Bearing Depositional Systems; Springer-Verlag, Berlin-Heidelberg. 721 p.

Erdenetsog, B.-O., Lee, I., Delegiin, B.-E. and Jargal. L., 2009:  Mongolian coal-bearing basins: Geological settings, coal characteristics, distribution, and resources; Int. Journal of Coal Geology, Vol. 80 (2009), pp. 87-104.

Forster, C.N., 2006:  Drilling report, Hugo North Extension: unpublished internal company report, Entrée Gold Inc., February 2006

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Forster, C.N., and Crane, D., 2006:  Entrée Gold - Ivanhoe Mines JV Project Geology and Drilling Report, Second Anniversary: unpublished internal company report, Entrée Gold Inc., 47 p.

Forster, C. and Crane, D., 2007:  Entrée Gold - Ivanhoe Mines JV Project Geology and Drilling Report, 2nd Anniversary; private report prepared for Entrée Gold Inc., 40p.

Forster, C.N., Crane, D., Kavalieris, I. and Sketchley, D., 2008:  Entrée Gold - Ivanhoe Mines JV Project Geology and Drilling Report, Third Anniversary: unpublished internal company report, Entrée Gold Inc., 57 p.

Foster, J.R., 2009:  2009 Report of Work on the Togoot Licence 3136x, Shivee Tolgoi Property, Mongolia: unpublished internal company report, Entrée Gold Inc., November 30, 2009.

Hendrix, M. S., Beck, M. A., Badarch, G., and Graham, S. A., 2001:  Triassic synorogenic sedimentation in southern Mongolia: early effects of intracontinental deformation, in Paleozoic and Mesozoic Tectonic Evolution of Central Asia - From Continental Assembly to Intracontinental Deformation, M. S. Hendrix and G. A. Davis, eds., Geological Society of America Memoir 194, pp. 389 - 412.

Hodgson, S.B., Juras, S.J, Bull, G. and Oliver, R.G., 2005:  Technical Report, Preliminary Assessment, Oyu Tolgoi Project, Mongolia: unpublished internal report, Ivanhoe Mines Ltd., January 2005 (technical report filed under NI 43-101, SEDAR). ioGlobal, 2006:  Audit Report on Laboratories, Mongolia: unpublished internal report, Entrée Gold Inc., September, 2006.

Hughes, J. D., Klatzel-Mudry, L., and Nikols, D. J., 1989:  A Standardized Coal Resource/Reserve Reporting System for Canada; Geological Survey of Canada Paper 88-21, 17p.

Juras, S., 2005:  Technical Report, Hugo Dummett and Southern Oyu Deposits, Oyu Tolgoi, Mongolia: unpublished report, Ivanhoe Mines Mongolia Inc., May 2005 (technical report filed under NI 43-101, SEDAR).

Kirwin, D. J., Forster, C. N., Kavalieris, I., Crane, D., Orssich, C., Panter, C., Garamjav, D., Munkbhat, T. O. and Niislelkhuu, G., 2005:  The Oyu Tolgoi copper-gold porphyry deposits, South Gobi, Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, R. Seltmann, O. Gerel and D. J. Kirwin, eds., IAGOD Guidebook Series 11, CERCAMS/NHM London, pp. 155-168.

Lamb, M. A. and Badarch, G., 2001:  Paleozoic sedimentary basins and volcanic arc systems of southern Mongolia: New geochemical and petrographic constraints; in Paleozoic and Mesozoic Tectonic Evolution of Central Asia - From Continental Assembly to Intracontinental Deformation, M. S. Hendrix and G. A. Davis, eds., Geological Society of America Memoir 194, pp.117 - 149.

Lewis, P., 2008:  Notes on the Geology of the Heruga Deposit; unpublished report prepared for Ivanhoe Mines Mongolia, 21p

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Panteleyev, A. 1995:  Porphyry Cu+/-Mo+/-Au: in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 87-92.

Panteleyev, A. 1996a:  Epithermal Au-Ag-Cu: High Sulphidation: in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 37-39.

Panteleyev, A., 1996b:  Epithermal Au-Ag: Low Sulphidation: in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 41-44.

Panteleyev, A., 2004a:  Report on 2004 Geological Mapping ‘Shivee Tolgoi’ Property, Omnogovi Aimag, South Gobi Region, Mongolia; Geology of “Main” (Zones I, II and III) and ‘Copper Flats’ Grids: unpublished internal report to Entrée Gold Inc. by XDM Geological Consultants Inc.

Panteleyev, 2004b:  Report on 2004 Exploration Program and Geological Mapping, Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: unpublished internal report to Entrée Gold Inc. by XDM Geological Consultants Inc., April 2005.

Panteleyev, 2005:  Report on 2004 Exploration Programme and Geological Mapping Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: unpublished internal report to Entrée Gold Inc. by XDM Geological Consultants Inc., February 2005 (technical report filed under NI 43-101, SEDAR).

Panteleyev, A., 2008: Report on June/July 2008 Geological Mapping, Togoot Licence, Lookout Hill (Shivee Tolgoi) Property, Omnogovi Aimag, South Gobi Region, Mongolia - Geologic Mapping of Volcanic Terrane in Northern Togoot Licence Area unpublished report prepared for Entrée Gold Inc., 25p.

Perelló, J., Cox, D., Garamjav, D., Sanjdorj, S., Schissel, D., Munkhbat, T-O and Oyun, G. 2001:  Oyu Tolgoi, Mongolia: Siluro-Devonian Porphyry Cu-Au-Mo and High Sulphidation Cu Mineralization with a Cretaceous Chalcocite Blanket: Economic Geology, v. 96, pp. 1407-1428.

Peters, B., Blower, S., Haines, A., and David, D., 2006:  Oyu Tolgoi Project, Southern Oyu Open Pit Technical Report, unpublished internal report to Ivanhoe Mines Ltd., January 2006, (technical report filed under NI 43-101, SEDAR).

Reid, D.F., Cole, A.L. and Cann, R.M., 2003:  2002 Exploration Report, Shivee Tolgoi JV Property, Omnogovi Aimag, Mongolia: unpublished internal company report, Entrée Gold Inc.

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Sketchley, D.A., and Forster, C.F., 2007.  QA-QC at Oyu Tolgoi Cu-Au Project, South Gobi, Mongolia: meeting and exceeding technical disclosure requirements; CIM Magazine, February 2007, Vol. 2, No. 9.

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Traynor, G. and Sladen, B. F., 1995:  Tectonic and stratigraphic evolution of the Mongolian People’s Republic and its influence on hydrocarbon geology and potential; Marine and Petroleum Geology 12 (1995), pp. 35 - 52.

Vann, J., Jackson, S., Parker, H., David, D., Cann, R., and Foster, J., 2008: NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, unpublished report, Entrée Gold Inc., March 2008 (technical report filed under NI 43-101, SEDAR).

Wainwright, J.A., 2008.  Volcanostratigraphic framework and magmatic evolution of the Oyu Tolgoi porphyry Cu-Au district, South Mongolia.  Unpublished PhD thesis, University of British Columbia.

Wainwright, J.A., Tosdal, R.M., Forster, C., Kavalieris, I., Crane, D., Findlay, A., and Kirwin, D., 2005:  Structure and Stratigraphy of the Oyu Tolgoi Cu-Au Porphyry, Mongolia: Poster presentation at Cordilleran Exploration Round Up, Vancouver, January, 2005.

Watkins, T.A., 2007:  Shivee Tolgoi Exploration Report Summary of Work Conducted on the Shivee Tolgoi, Javhlant and Togoot Licenses, unpublished internal company report, Entrée Gold Inc., 12 p.

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23.	DATE AND SIGNATURE PAGE

The undersigned hereby sign off on this Technical report, titled NI 43-101 Compliant Technical Report of the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, with an effective date of 30 March ,2010.

Signed

Scott Jackson, M.AusIMM

John Vann, F.AusIMM

Owen Cullingham, P.Geol.

Dean David, M.AusIMM

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24.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Not Applicable

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Entrée Gold Inc. Lookout Hill Project, Southern Mongolia Technical Report 2010

25.	ILLUSTRATIONS

Provided in previous sections

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